As filed with the Securities and Exchange Commission on March 28, 2011

Registration No. 333-171913

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-Effective
Amendment No. 1

to

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

First Connecticut Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Maryland	6712	To be applied for
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification Number)

One Farm Glen Boulevard
Farmington, CT 06032
(860) 676-4600
(Address and telephone of registrant’s principal executive offices)

John J. Patrick, Jr.
President and Chief Executive Officer
First Connecticut Bancorp, Inc.
One Farm Glen Boulevard
Farmington, CT 06032
(860) 676-4600
(Address and telephone number of registrant’s agent for service)

Copies to:
William W. Bouton III, Esq.
Hinckley, Allen & Snyder LLP
20 Church Street
Hartford, CT 06103
(860) 725-6200

Adam J. Gwaltney, Esq.
Hinckley, Allen & Snyder LLP
50 Kennedy Plaza, Suite 1500
Providence, RI 02903
(404) 274-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐
If this Form is filed to register additional shares for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $0.01 par value per share	17,880,200 shares (2)	$10.00	$178,802,000	$20,758.92

(1)	Estimated solely for the purpose of calculating the registration fee.
(2)	Includes 687,700 shares to be issued to The Farmington Bank Community Foundation, Inc., a private foundation.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

(Proposed Holding Company for Farmington Bank)
Up to 14,950,000 Shares of Common Stock
(Subject to increase to up to 17,192,500 shares)
$10.00 per Share

This is the initial public offering of shares of common stock of First Connecticut Bancorp, Inc., (“FCB”). FCB is a Maryland corporation that was recently formed in connection with the conversion of First Connecticut Bancorp, Inc., a Connecticut-chartered mutual holding company, or the MHC, from the mutual to the stock form of organization. The MHC currently owns all of the outstanding stock of Farmington Bank, a Connecticut-chartered savings bank. The MHC will cease to exist as a result of the conversion, and FCB will own all of the common stock of Farmington Bank. We expect that the common stock of FCB will be quoted on the Nasdaq Global Market under the symbol “FBNK” All shares offered for sale are being offered at a price of $10.00 per share.

FCB is offering for sale up to 14,950,000 shares of its common stock on a best efforts basis, which will include shares of FCB common stock to be issued to an employee stock ownership plan established by FCB equal to 8.0% of the shares to be issued in the offering. We will also issue an additional number of shares equal to 4.0% of the shares issued in the offering to a charitable foundation to be established by Farmington Bank. We must sell a minimum of 11,050,000 shares in order to complete the offering, and we will terminate the offering if we do not sell the minimum number of shares. We may sell up to 17,192,500 shares in the event of a greater demand for our shares or changes in market or economic conditions without resoliciting subscribers.

We are offering shares of common stock in a “subscription offering” to eligible depositors and our tax-qualified employee stock benefit plans. Shares of common stock not subscribed for in the subscription offering will be offered for sale to the general public in a “community offering,” with a preference given first to natural persons residing in Hartford County, Connecticut, then to all other natural persons residing in Connecticut. We also may offer for sale shares of common stock not subscribed for in the subscription offering or community offering in a “syndicated community offering” through a syndicate of selected dealers managed by Keefe, Bruyette & Woods, Inc.

The minimum number of shares you may order is 25 shares. The maximum purchase that an individual may make through a single deposit account is 30,000 shares, and no individual acting alone, or with an associate or group of persons acting in concert, may purchase more than 60,000 shares. The offering is expected to expire at 12:00 noon, Eastern Time, on [Date 1], but we may extend this expiration date without notice to you until [Date 2] or longer if the Connecticut Banking Commissioner approves a later date. Once submitted, orders are irrevocable unless the offering is terminated or is extended beyond [Date 2], or the number of shares of common stock to be sold is increased to more than 17,192,500 shares or decreased to less than 11,050,000 shares, in which event we will resolicit subscribers, and you will have the opportunity to confirm, change or cancel your order. If you do not provide us with a written indication of your intent, your funds will be returned to you, with interest. Funds received prior to the completion of the offering will be held in a segregated account at Farmington Bank. All subscriptions received will bear interest at Farmington Bank’s passbook savings rate, which is currently 0.2% per annum.

Keefe, Bruyette & Woods, Inc. will use its best efforts to assist us in selling our common stock, but is not obligated to purchase any of the common stock that is being offered for sale. Subscribers will not pay any commissions to purchase shares of common stock in the offering. There is currently no public market for the common stock. Keefe, Bruyette & Woods, Inc. has advised us that it intends to make a market in the common stock, but is under no obligation to do so.

OFFERING SUMMARY
Price: $10.00 per Share

	Minimum	Midpoint	Maximum	Adjusted Maximum

Number of shares:	11,050,000	13,000,000	14, 950 ,000	17,192,500
Gross offering proceeds:	$110,500,000	$130,000,000	$149,500,000	$171,925,000
Estimated offering expenses, excluding selling agent fees and expenses:	$1,750,000	$1,750,000	$1,750,000	$1,750,000
Selling agent fees and expenses(1) (2) :	$1,143,300	$1,322,100	$1,500,900	$1,706,500
Estimated net proceeds:	$107,606,700	$126,927,900	$146,249,100	$168,468,500
Estimated net proceeds per share:	$9.74	$9.76	$9.78	$9.80

(1)           Includes: (i) a management fee payable by us to Keefe, Bruyette &Woods, Inc. and costs of underwriting counsel totaling $150,000; (ii) fees payable by us to Keefe, Bruyette & Woods, Inc. in connection with the subscription and community offerings equal to 1.0% of the aggregate amount of common stock sold in the subscription and community offerings (net of insider purchases and shares purchased by our employee stock ownership plan and other tax-qualified employee stock benefit plans). See “UNAUDITED PRO FORMA DATA” and “THE CONVERSION AND THE OFFERING – Plan of Distribution”.
(2)           If all shares of common stock are sold in the syndicated community offering, excluding shares purchased by our employee stock ownership and other tax-qualified employee stock benefit plans, shares purchased by insiders of FCB, and shares contributed to FCB’s charitable foundation, for which no selling agent commissions would be paid, the maximum selling agent fees and expenses would be $ 5.6 million at the minimum, $ 7.6 million at the maximum and $ 8.7 million at the maximum, as adjusted.  See “The Conversion and the Offering—Plan of Distribution” for a discussion of fees to be paid to Keefe, Bruyette & Woods, Inc. and other FINRA member firms in the event that shares are sold in a syndicated community offering.

THESE SECURITIES ARE NOT BANK DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.

THESE SECURITIES INVOLVE INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL. PLEASE READ CAREFULLY THE SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE ___ OF THIS PROSPECTUS.

NEITHER THE STATE OF CONNECTICUT DEPARTMENT OF BANKING, THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE U.S. SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Keefe, Bruyette & Woods, Inc.

For assistance, please contact the Stock Information Center at (877) 860-2086.
The date of this prospectus is _________ __, 2011

FARMINGTON BANK™

★ **EXECUTIVE OFFICE**
One Farm Glen Boulevard, Farmington, CT 06032

Avon West
427 West Avon Road
Avon, CT 06001

Avon Route 44
310 West Main Street
Avon, CT 06001

Berlin
1191 Farmington Avenue
Berlin, CT 06037

Bristol
475 Broad Street
Bristol, CT 06010

Burlington
253 Spielman Highway
Burlington, CT 06013

Farmington - Main Street
32 Main Street
Farmington, CT 06032

Farmington - Unionville
1845 Farmington Avenue
Unionville, CT 06085

Farmington - Westwoods
282 Scott Swamp Road
Farmington, CT 06032

Farm Glen*
One Farm Glen Boulevard
Farmington, CT 06032

Gables*
20 Devonwood Drive
Farmington, CT 06032

Glastonbury
669 Hebron Avenue
Glastonbury, CT 06033

New Britain
73 Broad Street
New Britain, CT 06053

Plainville - Route 10
117 East Street
Plainville, CT 06062

Plainville - Route 372
129 New Britain Avenue
Plainville, CT 06062

Southington
One Center Street
Southington, CT 06489

Southington Drive-Thru*
17 Center Place
Southington, CT 06489

Village Gate*
88 Scott Swamp Road
Farmington, CT 06032

West Hartford
962 Farmington Avenue
West Hartford, CT 06107

Westfarms Mall
550 South Road
Farmington, CT 06032

* *Limited Service Office*

HARTFORD COUNTY
Burlington
Avon
West Hartford
(Unionville)
Farmington
Bristol
Plainville
New Britain
Glastonbury
Southington
Berlin
Hartford
CONNECTICUT

SUMMARY

The following summary explains the significant aspects of the conversion, the related offering and the business of FCB and Farmington Bank. It may not contain all of the information that is important to you. For additional information and before making an investment decision, you should read this entire document carefully, including the consolidated financial statements and the section entitled “RISK FACTORS”.

Our Organization

Farmington Bank began business as Farmington Savings Bank in 1851. In March 2006, Farmington Bank reorganized into the single-tier mutual holding company structure. As part of the reorganization, Farmington Bank formed the MHC, a Connecticut-chartered mutual holding company. Farmington Bank became a Connecticut-chartered capital stock savings bank and a wholly-owned subsidiary of the MHC. Upon the completion of the conversion and stock offering, Farmington Bank will be a wholly owned subsidiary of FCB. The directors of Farmington Bank will also serve as the directors of FCB. Certain of the officers of Farmington Bank will also serve as officers of FCB without additional compensation.

The Companies

First Connecticut Bancorp, Inc.

FCB has been organized as a Maryland chartered stock holding company and will own 100% of the common stock of Farmington Bank after the completion of the conversion. FCB has not engaged in any business to date. After the conversion, FCB will replace the MHC as the owner of all of the stock of Farmington Bank. The executive office of FCB is located at One Farm Glen Boulevard, Farmington, Connecticut, and its telephone number is (860) 676-4600.

Farmington Bank

Farmington Bank is a full-service, community bank with 15 full service branch offices and 4 limited service offices, including our main office, located throughout Hartford County, Connecticut. Farmington Bank provides a diverse range of commercial and consumer services to businesses, individuals and governments across Central Connecticut. Farmington Bank is regulated by the Connecticut Department of Banking and the Federal Deposit Insurance Corporation (“FDIC”). Farmington Bank’s deposits are insured to the maximum allowable under the Deposit Insurance Fund, which is administered by the FDIC. Farmington Bank is a member of the Federal Home Loan Bank of Boston (“FHLBB”). Farmington Bank is currently the wholly owned subsidiary of the MHC.

Our main office is located at One Farm Glen Boulevard, Farmington, Connecticut, and our telephone number is (860) 676-4600. Our website address is www.farmingtonbankct.com. Information on our website should not be considered a part of this prospectus.

Our Business

We provide a full range of banking services to businesses, individuals and governments in Central Connecticut. Our business is headed by a seasoned management team with prior experience in commercial and residential lending at financial institutions throughout New England. This management team was brought on commencing in 2008 following the planned retirements of our then President and Chief Executive Officer and soon thereafter, our Chief Financial Officer.  Our new management is highlighted by John J. Patrick Jr. , hired in March 2008 as our President and Chief Executive Officer. Mr. Patrick was also named Chairman of our board of directors in July 2008, again succeeding the retiring Chairman. Mr. Patrick is a former President and Chief Executive Officer of TD Banknorth, Connecticut division and, prior to that, Mr. Patrick was President of Glastonbury Bank & Trust Co., now part of TD Bank. Mr. Patrick and the other members of our management team, including Gregory White, our Chief Financial Officer, Michael Schweighoffer, our Chief Risk Officer, and David Blitz, our Director of Commercial Banking, each of whom joined Farmington Bank in 2009, have extensive experience in such areas as commercial and consumer lending, credit analysis and risk management and in leading growth initiatives of other financial institutions.

The goal of our new management team is to make Farmington Bank the premier commercial bank in Central Connecticut with an emphasis on growing our commercial loan assets and services. Under the supervision of our new management team, we have made significant changes to our business structure including:

●	strengthening our risk management and compliance procedures;

●	implementing an expansion strategy, including the opening of three new branches in 2010 ;

●	adding cash management services, government banking and small business banking;

●	doubling the number of our commercial lenders and recruiting other experienced personnel to strengthen our finance department;

●	implementing a secondary market residential lending program; and

●	enhancing technology to support our risk management program.

We also offer a full range of residential mortgage loan services. We intend to continue to invest in people, technology and the business of serving our customers as we pursue our strategic initiatives.

On a consolidated basis, as of December 31, 2010, the MHC and Farmington Bank had approximately $1.4 billion in assets, $1.1 billion in deposits and total capital accounts of approximately $95.9 million.  From December 31, 2009 to December 31, 2010, we experienced asset growth of approximately $160.2 million or 13%. This included significant growth in loans during 2010 of $122.0 million, or 11.6%, the result of several factors, including our purchase of $34.0 million in residential loans, a $96.3 million increase in the commercial real estate portfolio, growth in our commercial real estate swap loan product and the implementation of a home equity line of credit promotional program. We believe we would have increased assets even further in 2010 had we not purposefully slowed our growth to conserve our regulatory capital ratios.

The growth in loans during 2010 included an increase of $104.7 million, or 20.0% in our commercial loan portfolio.  This compares to an increase in total loans during the period of December 31, 2009 to December 31, 2010 of $122.0 million, or 11.6%. At December 31, 2010 the commercial loan portfolio comprised 53.2% of our overall lending portfolio; it includes commercial real estate loans, commercial loans, construction loans and timeshare loans.   The growth in our commercial loan portfolio was partly driven by our  timeshare lending line of business.  As described below, we plan to gradually exit this business and dedicate more resources toward growing core commercial lending lines of business including commercial loans, commercial real estate loans and construction loans.   As of December 31, 2010, we employed 278 full-time equivalent employees.

We have increased assets over the past five years and, since 2008, emphasized commercial lending. However, commercial loans as a percentage of our total loans has declined over the past five years as result of increases in home equity loans, our purchase of residential real estate loans as investments, stricter underwriting standards (which results in our turning down certain loans) and capital constraints, as well as general economic factors experienced over the past few years.  During that period we have also experienced an increase in our nonperforming loans and a corresponding increase in our provision for loan losses.  The increased provision for loan losses, among other factors, resulted in lower net income over the past few years, especially in 2008 and 2009.  The reason for this is due predominately to deteriorating economic conditions over the past few years and increased loan loss provisions resulting from weakening credit quality and impairment of securities beginning in 2008.

In addition, as of December 31, 2010, we had a specific reserve allocation of $4.9 million for a $4.9 million nonperforming resort (timeshare) loan. During the fourth quarter of 2010, the outcome of a bankruptcy proceeding with respect to this loan made it probable that we would not collect any amounts due on the loan and required us to fully reserve for this loan.  We have recently decided to gradually exit resort (timeshare) lending to focus on our other commercial lending lines while continuing to hold outstanding loans and honoring any advances requested relating to outstanding timeshare loan commitments until they are repaid in the normal course of business.

See “BUSINESS OF FARMINGTON BANK” for a more detailed discussion of our business.

Our Business Strategy

Our business strategy is to operate as a well-capitalized and profitable community bank for businesses, individuals and governments. Our branch franchise extends throughout Hartford County with lending throughout the State of Connecticut. The key elements of our operating strategy include:

●	maintaining a strong capital position in excess of the well-capitalized standards set by our banking regulators to support our current operations and future growth;

●	increasing our focus on commercial lending and continuing to expand commercial banking operations;

●	continuing to focus on consumer and residential lending;

●	maintaining asset quality and prudent lending standards;

●	expanding our existing products and services and developing new products and services to meet the changing needs of consumers and businesses in our market area;

●
continuing expansion through de novo branching with a current goal of adding two to three de novo branches each year for so long as the deposit and loan generating environment continues to be favorable;

●	taking advantage of acquisition opportunities that are consistent with our strategic growth plans; and

●	continuing our efforts to control non-interest expenses.

See “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – Our Business Strategy” for a more detailed discussion of our business strategy.

Our Market Area

We operate in a primarily suburban market area that has a stable population and household base. All of our current offices are in Hartford County, Connecticut. Our primary market area is Central Connecticut. Our main office is in Farmington, Connecticut and is approximately ten miles from the City of Hartford, Connecticut. Hartford County has a mix of industry groups and employment sectors including insurance, health services, finance, manufacturing, not-for-profit, education, government and technology. Our primary market area for deposits includes the communities in which we maintain our banking office locations. Our lending area is broader than our deposit market area and includes, in addition to Hartford County, other areas of Connecticut. In certain circumstances, we will make loans outside the State of Connecticut.

According to U.S. Census estimates, the population of Hartford County was estimated at approximately 880,000 people in 2009, with a median household income in 2008 of $64,045, approximately $10,000 more than the national average.  Like many other areas in the United States, Hartford County has experienced a downturn in general economic trends over the last several years.  Unemployment in the area was 9.1% as of December 2010, compared to 8.6% for the State of Connecticut and 9.8% for the United States for the same period.  According to statistics provided by The Warren Group, median housing costs have begun to stabilize with the median single family home cost in Hartford County at approximately $224,000 for the year ended December 31, 2010, compared to $220,000 in 2009.  While increasing from 2009 to 2010, the median single family housing cost has decreased 3.8% and 8.6% from the years ended December 31, 2008 and December 31, 2007, respectively.

Changes in Corporate Structure

Currently, the MHC is a Connecticut-chartered mutual holding company with no stockholders. The MHC owns all of the outstanding stock of Farmington Bank, a Connecticut-chartered savings bank.

The mutual-to-stock conversion involves a series of transactions by which we will convert the MHC from a mutual form of organization to a public stock holding company form of organization. In the public stock holding company structure, Farmington Bank will become a wholly-owned subsidiary of a Maryland corporation known as First Connecticut Bancorp, Inc., or “FCB,” and all of the outstanding common stock of FCB will be owned by the public, including our employee stock ownership plan, and by a charitable foundation established by Farmington Bank.

After the conversion, our ownership structure will be as follows:

Our normal business operations will continue without interruption during the conversion. The same corporators who adopted the plan of conversion and who continue to be corporators of the MHC at the time of the conversion will serve as members of an advisory board of FCB and Farmington Bank after the conversion. The executive officers of FCB and Farmington Bank will be the persons who are currently executive officers of the MHC and Farmington Bank. Please see “THE CONVERSION AND OFFERING” for a more detailed discussion of the terms of the offering.

Reasons for the Conversion and the Stock Offering

The reasons for the conversion and our decision to conduct the offering are to:

●	provide us with additional capital to support our organic strategic growth plans;

●	maintain a strong capital position exceeding regulatory guidelines;

●	achieve enhanced profitability by growing our assets and otherwise positioning us to successfully compete in a competitive financial services marketplace;

●	increase our franchise and stockholder value;

●	expand products and services to meet the needs of our customers;

●	allow us to continue to retain and attract talented and experienced employees through stock based compensation; and

●	increase our philanthropic endeavors to the communities we serve through the formation and funding of a new charitable foundation.

Terms of the Offering

We are first offering shares of our common stock in a subscription offering to eligible depositors and our tax-qualified employee stock benefit plans. Shares of common stock not subscribed for in the subscription offering will be offered for sale to the general public in a community offering, with a preference given first to natural persons residing in Hartford County in Connecticut, then to all other natural persons residing in Connecticut. We also may offer for sale shares of common stock not subscribed for in the subscription offering or community offering in a syndicated community offering to be managed by Keefe, Bruyette & Woods, Inc.

We are offering for sale between 11,050,000 and 14,950,000 shares of common stock on a best efforts basis. All shares of common stock are being offered for sale at a price of $10.00 per share. All investors will pay the same purchase price per share. Investors will not be charged a commission to purchase shares of common stock in the offering. The amount of capital being raised is based on an independent appraisal of FCB. In the event of a greater demand for shares of our common stock or a change in financial or market conditions, with the Connecticut Banking Commissioner’s approval, we may sell up to 17,192,500 shares without giving you further notice or providing you with the opportunity to change or cancel your order.

The offering is expected to expire at 12:00 noon, Eastern Time, on [Date 1], but we may extend this expiration date without notice to you until [Date 2] or longer if the Connecticut Banking Commissioner approves a later date. Once submitted, orders are irrevocable unless the offering is terminated or is extended beyond [Date 2], or the number of shares of common stock to be sold is increased to more than 17,192,500 shares or decreased to less than 11,050,000 shares. In the event the offering is extended beyond [Date 2] or the number of shares of common stock to be sold is increased to more than 17,192,500 shares or decreased to less than 11,050,000 shares, we will resolicit subscribers, and you will have the opportunity to confirm, change or cancel your order. If you do not provide us with a written indication of your intent, your funds will be returned to you, with interest. Funds received prior to the completion of the offering will be held in a segregated account at Farmington Bank. All subscriptions received will bear interest at Farmington Bank’s passbook savings rate, which is currently 0.2% per annum.

Keefe, Bruyette & Woods, Inc., our marketing advisor and sales agent in the offering, will use its best efforts to assist us in selling shares of our common stock. However, Keefe, Bruyette & Woods, Inc. is not obligated to purchase any shares of common stock in the offering.

How We Intend to Use the Proceeds From the Offering

The following table summarizes how we intend to use the proceeds of the offering, based on the sale of shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, assuming that all of the shares of common stock will be sold in the subscription and community offerings.

( Dollars In Thousands)	Minimum 11,050,000 Shares at $10.00 per share	Midpoint 13,000,000 Shares at $10.00 per share	Maximum 14,950,000 Shares at $10.00 per share	Adjusted Maximum 17,192,500 Shares at $10.00 per share

Gross offering proceeds	$110,500	$130,000	$149,500	$171,925
Less: offering expenses	2,893	3,072	3,251	3,457
Net offering proceeds	107,607	126,928	146,249	168,468

Distribution of net proceeds:
Proceeds contributed to Farmington Bank	$53,803	$63,464	$73,125	$84,234
Loan to employee stock ownership plan	9,194	10,816	12,438	14,304
Proceeds retained by FCB	$44,610	$52,468	$60,686	$69,930

Initially, we intend to invest the proceeds retained in the offering by FCB in short-term liquid investments, such as U.S. treasury and government agency securities, mortgage-backed securities , cash and cash equivalents, deposit the funds in Farmington Bank, or repay certain short-term borrowings. FCB may also use the funds, subject to any regulatory restrictions, to:

●	contribute additional capital to Farmington Bank;

●
fund strategic growth opportunities, including the acquisition of other banking institutions or other financial services related businesses (although there are no plans for any such acquisitions at this time);

●	pay cash dividends to stockholders;

●	fund stock based compensation plans and other general corporate purposes;

●	repurchase shares of its common stock; and

●	other general corporate purposes.

The proceeds contributed to Farmington Bank by FCB will be used by Farmington Bank to support its general business operations. The proceeds will be utilized by Farmington Bank to grow its balance sheet through loan origination, deposit generation and enhancing existing products and services along with supporting the development of new products and services. In addition, in the future the funds are expected to be used by Farmington Bank to finance de novo branching. Farmington Bank expects to continue to extend its branch network at a rate of approximately two to three new branches per year for so long as the deposit and loan generating environment continues to be favorable.

Please see the section of this prospectus entitled “HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING” for more information on the proposed use of the proceeds from the offering.

How We Determined the Offering Range

The amount of common stock we are offering is based on an independent appraisal of the estimated market value of FCB, assuming the conversion and offering are completed. RP Financial, LC. (“RP Financial”), our independent appraiser, has estimated that, as of March 15, 2011, the estimated pro forma market value of the common stock of FCB, including shares sold in the offering and contributed to the charitable foundation, was $ 135,200,000. This pro forma market value is the midpoint of a valuation range established by regulation with a minimum of $ 114,920,000 and a maximum of $ 155,480,000 . Based on this valuation and the $10.00 per share price, the number of shares of our common stock that will be outstanding upon completion of the stock offering, including shares sold in the offering and contributed to the charitable foundation, will range from 11,492,000 to 13,520,000 with a midpoint of 11,492,000, and the number of shares of our common stock that will be sold in the stock offering will range from 11,050,000 shares to 14,950,000 shares with a midpoint of 13,000,000 shares.

If a greater demand for shares of our common stock or a change in financial or market conditions warrant, the offering range may be increased by 15.0%, which would result in an adjusted maximum pro forma market value, including shares sold in the offering and contributed to the charitable foundation, of $ 178,802,000 , total shares outstanding of 17,880,200 and total shares sold in the stock offering of 17,192,500. If the appraised value changes to either below $ 114,920,000 or above $ 178,802,000 , we will resolicit persons who submitted stock orders and you will have the opportunity to confirm, change or cancel your order.

The appraisal was based in part on our consolidated financial condition and results of operations, the pro forma effect of the additional capital raised by the sale of shares of our common stock in the offering, and an analysis of a peer group of publicly-traded companies utilized by RP Financial in its appraisal that RP Financial considers comparable to FCB. In the original appraisal, dated December 14, 2010, the peer group was comprised of ten publicly-traded companies.  In the March 15, 2011 appraisal, the peer group has been reduced to eight companies because two companies announced acquisition transactions and are no longer appropriately comparable to FCB.

Ticker	Financial Institution	Exchange	Primary Market	Total Assets (in millions)

BFED	Beacon Federal Bancorp	NASDAQ	East Syracuse, NY	$1,059
BRKL	Brookline Bancorp, Inc.	NASDAQ	Brookline, MA	2,720
CBNJ	Cape Bancorp, Inc.	NASDAQ	Cape May, NJ	1,061
ESSA	ESSA Bancorp, Inc.	NASDAQ	Stroudsburg, PA	1,081
CSHC	Ocean Shore Holding Co.	NASDAQ	Ocean City, NJ	838
OCFC	OceanFirst Financial Corp.	NASDAQ	Toms River, NJ	2,251
UBNK	United Financial Bancorp	NASDAQ	W. Springfield, MA	1,585
WFD	Westfield Financial Inc.	NASDAQ	Westfield, MA	1,240

In selecting the comparable group companies, RP Financial limited the group to financial institutions located in New England and the Mid-Atlantic regions of the United States whose common stock is traded on a national securities exchange. The group was further limited by asset size, tangible capital ratio and earnings factors.

In preparing its appraisal, RP Financial considered the information in this prospectus, including our financial statements. RP Financial also considered the following factors, among others:

●	our historical, present and projected operating results and financial condition;
●	the economic, demographic and competition characteristics of our market area;
●	a comparative evaluation of our operating and financial statistics with those of other similarly-situated, publicly-traded thrifts and thrift holding companies;
●	the effect of the capital raised in this offering on our net worth and earnings potential; and
●	the trading market for securities of comparable institutions and general economic conditions in the market for such securities.

Three measures that investors often use to analyze an issuer’s stock are the ratio of the offering price to the issuer’s reported book value, the ratio of the offering price to the issuer’s tangible book value and the ratio of the offering price to the issuer’s annual net income. According to RP Financial, while appraisers (as well as investors) use all of these ratios to evaluate an issuer’s stock, the price-to-book-value ratio has historically been the most frequently used method due to the volatility of earnings in the thrift industry in the mid-to-late 2000’s and, more recently, due to decreasing interest rates and increased expenses related to credit quality. Tangible book value is total equity less intangible assets. Book value is the same as total equity and represents the difference between the issuer’s assets and liabilities. Core earnings, a non-GAAP measure, is defined as net income before extraordinary items, less the after-tax portion of income from the sale of investment securities or loans and nonrecurring items. RP Financial considered these ratios, among other factors, in preparing its appraisal.

The following table presents a summary of selected pricing ratios for us and the peer group companies, utilized by RP Financial in its appraisal. These ratios are based on estimated core earnings for the 12 months ended December 31, 2010 and book value as of December 31, 2010. The December 31, 2010 data was utilized as it is the latest financial information presented to investors in this offering circular.

	Price-to-Core Earnings Multiple (1)	Price-to-Book Value Ratio		Price-to- Tangible Book Value Ratio

FCB (on a pro forma basis)
Minimum	42.67	x	60.39%	60.39%
Midpoint	51.80	x	65.19%	65.19%
Maximum	61.53	x	69.25%	69.25%
Adjusted Maximum	73.55	x	73.21%	73.21%

Peer group companies as of March 15, 2011
Average	18.91	x	103.08%	107.75%
Median	19.16	x	102.61%	109.55%

(1)	Based on trailing twelve months net income through December 31 , 2010, adjusted by RP Financial to reflect estimated recurring “core” income.

Compared to the average pricing ratios of the peer group, our pro forma pricing ratios at the maximum of the offering range indicated a 225.3 % premium on a price-to-core earnings basis, a discount of 32.8 % on a price-to-book basis and a discount of 35.7 % on a price-to-tangible book basis. This means that, at the maximum of the offering range, a share of our common stock would be less expensive than the peer group on a book value and tangible book value basis.

Compared to the median pricing ratios of the peer group, our pro forma pricing ratios at the maximum of the offering range indicated a 221.1 % premium on a price-to-core earnings basis, a discount of 32.5 % on a price-to-book basis and a 36.8 % discount on a price-to-tangible book basis. This means that, at the maximum of the offering range, a share of our common stock would be less expensive than the peer group on a book value and tangible book value basis. For more information, see “UNAUDITED PRO FORMA DATA”.

Our board of directors determined that the offering range was reasonable and appropriate after considering the different elements of the appraisal, the methodology utilized by RP Financial and the conclusions set forth in the appraisal report. The board of directors considered the range of price-to-earnings multiples and the range of price-to-book value and price-to-tangible book value ratios at the different amounts of shares to be sold in the offering .  The appraisal did not consider one valuation approach to be more important than the others and, therefore, the board of directors did not give more weight to one approach over the others . Rather, in approving the appraisal, the board of directors concluded that these ranges represented the appropriate balance of the approaches to establishing our valuation, and the number of shares to be sold, in comparison to the peer group institutions. The estimated appraised value took into consideration the potential financial impact of the offering and the stock contribution to the charitable foundation.

In addition, we intend to issue shares of common stock to Farmington Bank Community Foundation, Inc. The shares issued will be equal to 4.00% of the total of the shares sold in the offering, representing 3.85% of all shares issued and outstanding after the offering. The contribution of common stock to the charitable foundation will have the effect of reducing our pro forma valuation. See “COMPARISON OF VALUATION AND UNAUDITED PRO FORMA INFORMATION WITH AND WITHOUT THE FOUNDATION” beginning on page [___] of this prospectus.

The appraisal is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing our common stock. The independent appraisal does not indicate market value. You should not assume or expect that our valuation as indicated in the appraisal means that after the offering the shares of our common stock will trade at or above the $10.00 per share purchase price. Furthermore, the pricing ratios presented in the appraisal were utilized by RP Financial to estimate our market value and not to compare the relative value of shares of our common stock with the value of the capital stock of the peer group. Because of differences in important factors such as operating characteristics, location, financial performance, asset size, capital structure and business prospects between us and other fully converted institutions, you should not rely on these comparative valuation ratios as an indication as to whether or not our common stock is an appropriate investment for you.

After-Market Performance Information

The appraisal prepared by RP Financial includes examples of after-market stock price performance for standard mutual-to-stock conversion offerings (i.e., excluding “second step” conversions by publicly traded mutual holding companies) completed during the three-month period ended March 15, 2011 ). The following table presents stock price appreciation information for all standard mutual-to-stock conversions completed between January 1, 2010 and March 15, 2011 . These companies did not constitute the group of ten comparable public companies utilized in RP Financial’s valuation analysis.

Standard Conversion Offerings
Completed Closing Dates between January 1, 2010 and March 15, 2011

				Price Performance from Initial Trading Date
Transaction	Exchange	Closing Date	Offering Size	1 day	1 week	1 month	15-Mar-11
			(Dollars in Millions)

Anchor Bancorp (ANCB)	NASDAQ	01/26/11	$25.5	0.0%	0.3%	4.5%	9.0%
Wolverine Bancorp, Inc. (WBKC)	NASDAQ	01/20/11	$25.1	24.5%	22.4%	35.0%	35.9%
SP Bancorp, Inc. (SPBC)	NASDAQ	11/01/10	$17.3	-6.0%	-6.6%	-8.0%	10.0%
Standard Financial Corp. (STND)	NASDAQ	10/07/10	$33.6	19.0%	18.9%	29.5%	48.1%
Peoples Federal Bancshares, Inc. (PEOP)	NASDAQ	07/07/10	$66.1	4.0%	6.9%	4.2%	38.1%
OBA Financial Services, Inc. (OBAF)	NASDAQ	01/22/10	$46.3	3.9%	1.1%	3.0%	40.2%
OmniAmerican Bancorp, Inc. (OABC)	NASDAQ	01/21/10	$119.0	18.5%	13.2%	9.9%	54.4%
Athens Bancshares, Inc. (AFCB)	NASDQ	01/07/10	$26.8	16.0%	13.9%	10.6%	35.3%
Madison Bancorp, Inc. (MDSN)	OTC	10/07/10	$6.1	25.0%	25.0%	25.0%	10.0%
Century Next Financial Corp. (CTUY)	OTC	10/01/10	$10.6	25.0%	15.0%	10.0%	35.0%
United-American Savings Bank (UASB)	OTC	08/06/10	$2.5	0.0%	-5.0%	5.0%	44.1%
Fairmount Bancorp, Inc. (FMTB)	OTC	06/03/10	$4.4	10.0%	20.0%	10.0%	65.0%
Harvard Illinois Bancorp, Inc. (HARI)	OTC	04/09/10	$7.9	0.0%	0.0%	-1.0%	-6.0%
Versailles Financial Corp. (VERF)	OTC	01/13/10	$4.3	0.0%	0.0%	0.0%	75.0%

Average			$28.3	10.0%	8.9%	9.8%	35.3%
Median			$21.1	7.0%	10.1%	7.5%	37.0%
NASDAQ Average			$45.0	10.0%	8.8%	11.1%	33.9%
NASDAQ Median			$30.2	10.0%	10.1%	7.2%	37.0%

Stock price performance is affected by many factors, including, but not limited to: general market and economic conditions; the interest rate environment; the amount of proceeds a company raises in its offering; and numerous factors relating to the specific company, including the experience and ability of management, historical and anticipated operating results, the nature and quality of assets and market area. Accordingly, the after-market performance of other companies that have undertaken a mutual holding company conversion may not be similar to that of FCB. In addition, the pricing ratios for those other stock offerings were in some cases different from the pricing ratios for FCB’s common stock and the market conditions in which those offerings were completed were, in some cases, different from current market conditions. Any or all of these differences may cause our stock to perform differently from these other offerings. Before you make an investment decision, we urge you to carefully read this prospectus, including, but not limited to, the “Risk Factors” section beginning on page.

This table is not intended to be indicative of how our stock may perform. Furthermore, this table presents only short-term price performance with respect to several companies that only recently completed their initial public offerings and may not be indicative of the longer-term stock price performance of these companies. We can give you no assurance that our stock will not trade below the $10.00 purchase price or that our stock will perform similarly to other recent initial public offerings.

Benefits to Management and Potential Dilution to Stockholders Resulting from the Conversion and Offering

We intend to adopt the benefit plans described in more detail below. We will recognize additional compensation expense related to adopting one or more new benefit plans. The actual expense will depend on the market value of our common stock and may increase or decrease as the value of our common stock increases or decreases. As reflected under “UNAUDITED PRO FORMA DATA” based upon assumptions set forth therein, we would recognize additional after-tax expense of $2.1 million for the year ended December 31, 2010, assuming shares of our common stock are sold at the adjusted maximum of the offering range. If awards under the stock benefit plans are funded from authorized but unissued stock, your ownership interest would be diluted by up to 12.3%. See “UNAUDITED PRO FORMA DATA” for an illustration of the effects of each of these plans.

Employee Stock Ownership Plan. We intend to adopt an employee stock ownership plan in connection with the conversion. The plan will purchase up to 8.0% of the total shares of common stock issued in the offering and contributed to the charitable foundation, or 1,430,416 shares of common stock, assuming we sell shares up to the adjusted maximum of the offering range. In the event we increase the maximum amount of common stock offered after receiving the Connecticut Banking Commissioner’s approval of an increase in the stock valuation range, our employee stock ownership plan and our other tax-qualified employee stock benefit plans will have first priority to purchase shares offered over the maximum, up to a total of 10% of the shares of common stock issued in the offering and contributed to the charitable foundation. In the event our employee stock ownership plan chooses not to purchase shares in the offering, with the prior approval of the Connecticut Banking Commissioner, it may purchase shares in the open market of our common stock. The employee stock ownership plan will use the proceeds from a 15-year loan from FCB to purchase these shares in the offering. As the loan is repaid and shares are released from collateral, the shares will be allocated to the accounts of employee participants. Allocations will be based on a participant’s individual compensation (subject to compensation caps established by law) as a percentage of total plan compensation. Non-employee directors are ineligible to participate in the employee stock ownership plan.

Stock Benefit Plans. We intend to implement one or more new stock benefit plans no earlier than six months after the completion of the offering. We will submit any such plans to our stockholders for their approval. The terms and conditions of such stock benefit plans, including the number of shares available per award and the types of awards, have not been determined at this time. However, if we do implement one or more stock benefit plans within 12 months following the completion of the offering, with the Connecticut Banking Commissioner’s approval, the plans will reserve a number of shares up to 4.0% of the shares of common stock issued in the offering and contributed to the charitable foundation for awards to key employees and directors, at no cost to the recipients, and a number of shares up to 10.0% of the shares of common stock issued in the offering for issuance pursuant to the exercise of stock options. The Connecticut Department of Banking regulations impose the above percentage limitations on all stock benefit plans implemented within 12 months of the offering. The following are other limitations imposed by these regulations on stock benefit plans implemented within 12 months of the completion of the offering: (i) an individual may not receive more than 25.0% of the shares under any plan; (ii) non-employee directors may not receive more than 5.0% of the shares of any plan individually, or 30.0% of the shares of any one or more plans in the aggregate; (iii) stock options may not be granted with an exercise price at less than the market price of such stock at the time of grant; (iv) the grants may not vest earlier than one year after the plan is approved by stockholders or at a rate exceeding 20.0% per year; (v) management and employee stock benefit plans may not be funded with shares issued at the time of the offering; and (vi) officers and directors must exercise or forfeit their options if we become critically undercapitalized, are subject to an enforcement action by the Connecticut Banking Commissioner or receive a capital directive from the Connecticut Banking Commissioner. Stock benefit plans implemented more than 12 months after the completion of the offering, are not subject to the limitations set forth above , however, industry practice has been to include many of these limitations in plans adopted more than 12 months after a stock offering . We have not yet determined when we will adopt these plans but currently anticipate that these plans will be adopted more than 12 months after the offering subject to approval of our stockholders .

The following table summarizes the number of shares of common stock and the aggregate dollar value of grants under one or more stock benefit plans at the adjusted maximum of the offering range if such plans reserve a number of shares of common stock equal to 4.0% of the shares issued in the offering and contributed to the charitable foundation for restricted stock awards to key employees and directors, and a number of shares of common stock equal to 10.0% of the shares issued in the offering and contributed to the charitable foundation for stock options. Also set forth is the number of shares of common stock to be acquired by the employee stock ownership plan for allocation to all qualifying employees. The following table also shows the dilution to stockholders if shares are issued from authorized but unissued shares, instead of shares purchased in the open market.

	Number of Shares or Options to be Granted				Value of New Available Grants
	At Adjusted Maximum of Offering Range	As a percentage of Common Stock to be Issued in the Offering and to the Foundation	As a percentage of Common Stock to be Outstanding Total(1)	Maximum Dilution Resulting from the Issuance of Shares for Stock Benefit Plans	At Adjusted Maximum of Offering
					( Dollars in Thousands)
Employee stock ownership plan	1,430,416	8.00%	8.00%	0.00%	$14,304	(2)

Restricted Stock Plan	715,208	4.00%	4.00%	3.85%	$7,152	(2)(3)

Stock option plan	1,788,020	10.00%	10.00%	9.09%	$6,222	(3)
Total	3,933,644	22.00%	22.00%	12.28%	$27,678

(1)	Reflects the amount of shares in the respective plans as a percentage of total issued and outstanding shares immediately subsequent to the offering, including shares sold in the offering.
(2)	Assumes the value of FCB common stock is $10.00 per share for purposes of determining the total estimated value of the grants.
(3)
For purposes of this table, fair value for stock awards is assumed to be the same as the offering price of $10.00 per share. The fair value of stock options has been estimated at $ 3.48  per option using the Black-Scholes option pricing model, with the following assumptions; a grant-date share price and option exercise price of $10.00 and vesting to take place over five years. The actual value of option grants will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used in the option pricing model ultimately adopted.

We may fund our stock benefit plans through open market purchases, as opposed to new issuances of stock.

The grant-date fair value of the options granted under the new stock benefit plans, which will not be implemented until at least six months after the completion of the offering, will be based in part on the price of shares of common stock of FCB at the time the options are granted. The value also will depend on the various assumptions utilized in the option pricing model ultimately adopted. The following table presents the total estimated fair value of the options to be available for grant under the stock benefit plan using the Black-Scholes option pricing model, assuming the market price and exercise price for the stock options are equal and the range of market prices for the shares is $8.00 per share to $14.00 per share. The Black-Scholes option pricing model provides an estimate only of the fair value of the options, and the actual value of the options may differ significantly from the value set forth in this table.

Exercise Price	Grant-Date Fair Value Per Option	1,149,200 Options at Minimum of Range	1,352,000 Options at Midpoint of Range	1,554,800 Options at Maximum of Range	1,788,020 Options at Adjusted Maximum of Range
$8.00	$2.78	$3,194,776	$3,758,560	$4,322,344	$4,970,696
10.00	3.48	3,999,216	4,704,960	5,410,704	6,222,310
12.00	4.18	4,803,656	5,651,360	6,499,064	7,473,924
14.00	4.87	5,596,604	6,584,240	7,571,876	8,707,657

The value of the restricted shares awarded under the stock benefit plans, which will not be implemented until at least six months after completion of the offering, will be based on the market value of our common stock at the time the shares are awarded. The following table presents the total value of all restricted stock that would be available for award and issuance under the new stock benefit plan, assuming the market price of our common stock ranges from $8.00 per share to $14.00 per share.

Share Price	459,680 Shares Awarded at Minimum of Range	540,800 Shares Awarded at Midpoint of Range	621.920 Shares Awarded at Maximum of Range	715,210 Shares Awarded at Adjusted Maximum of Range
$8.00	$3,677,440	$4,326,400	$4,975,360	$5,721,680
10.00	4,596,800	5,408,000	6,219,200	7,152,100
12.00	5,516,160	6,489,600	7,463,040	8,582,520
14.00	6,435,520	7,571,200	8,706,880	10,012,940

Our Contribution to Farmington Bank Community Foundation, Inc.

In connection with the offering and in furtherance of our commitment to our community, we intend to establish a new charitable foundation as part of the stock offering to operate in addition to the existing charitable foundation established by Farmington Bank. We will issue shares of our common stock to the charitable foundation ranging from 442,000 shares at the minimum of the valuation range to 687,700 shares at the adjusted maximum of the valuation range, having an initial market value of $ 4.4 million at the minimum of the valuation range and $ 6.9  million at the adjusted maximum of the valuation range. We do not expect, at the present time, to issue additional shares of common stock or make other contributions to either the existing charitable foundation or the new charitable foundation in the future. As a result of the issuance of shares to the new charitable foundation, we will record an after-tax expense of approximately $ 3.0  million at the minimum of the valuation range and of approximately $ 4.6  million at the adjusted maximum of the valuation range, during the quarter in which the stock offering is completed. The new charitable foundation will be dedicated exclusively to supporting charitable causes and community development activities in the communities in which we operate.

The new charitable foundation is expected to make contributions in any year of at least 5% of its assets, that is, $ 221,000 at the minimum of the valuation range or $ 344,000 at the adjusted maximum of the valuation range.

Issuing shares of common stock to the new charitable foundation will:

●	dilute the voting interests of purchasers of shares of our common stock in the offering; and

●
result in an expense, and a reduction in earnings during the quarter in which the offering closes and the contribution is made, equal to the full amount of the contribution to the charitable foundation, offset in part by a corresponding tax benefit.

The establishment and funding of the charitable foundation has been approved by the boards of directors of FCB and Farmington Bank.

Without the contribution to the charitable foundation, RP Financial estimates that our pro forma valuation would be greater and, as a result, a greater number of shares of common stock would be issued in the offering. RP Financial will update its appraisal of our estimated pro forma market value at the conclusion of the offering. The pro forma market value reflected in that updated appraisal will be based on the facts and circumstances existing at that time, including, among other things, market and financial conditions, as well as whether we will make the proposed contribution to the charitable foundation.

See “RISK FACTORS — Our contribution to Farmington Bank Community Foundation, Inc. may not be tax deductible, which could reduce our profits”, “COMPARISON OF VALUATION AND UNAUDITED PRO FORMA INFORMATION WITH AND WITHOUT THE FOUNDATION” and “FARMINGTON BANK COMMUNITY FOUNDATION, INC.”

Persons Who May Order Shares of Common Stock in the Offering

We are offering shares of FCB common stock in a subscription offering in the following descending order of priority:

(1)	Depositors with accounts at Farmington Bank with aggregate balances of at least $50.00 at the close of business on December 31, 2009.

(2)
Our tax-qualified employee stock benefit plans (including our employee stock ownership plan), who will receive, without payment therefor, nontransferable subscription rights to purchase in the aggregate up to 10.0% of the shares of common stock sold in the offering and contributed to the charitable foundation. Our employee stock ownership plan currently intends to purchase up to 8.0% of the shares of common stock sold in the offering and contributed to the charitable foundation.

(3)	Depositors with accounts at Farmington Bank with aggregate balances of at least $50.00 at the close of business on March 31, 2011.

We may offer for sale shares of common stock not subscribed for in the subscription offering to the general public in a community offering, with a preference given to the below groups in the following descending order of priority:

(1)	Natural persons residing in Hartford County , Connecticut.

(2)	Other natural persons residing in Connecticut.

The community offering, if held, may begin concurrently with, during or promptly after the subscription offering as we may determine at any time. We also may offer for sale shares of our common stock not subscribed for in the subscription offering or community offering through a syndicated community offering managed by Keefe, Bruyette & Woods, Inc.

We have the right to accept or reject, in our sole discretion, orders received in the community offering or syndicated community offering. We have not established any set criteria for determining whether to accept or reject a purchase order in the community offering or the syndicated community offering and, accordingly, any determination to accept or reject purchase orders will be based on the facts and circumstances available to management at the time of the determination.

If we receive orders for more shares than we are offering, we may not be able to fully or partially fill your order. Shares will be allocated first to categories in the subscription offering. A detailed description of share allocation procedures can be found in the section of this prospectus entitled “THE CONVERSION AND OFFERING”.

You May Not Sell or Transfer Your Subscription Rights

You are prohibited by law from transferring your subscription rights. If you order stock in the subscription offering, you will be required to state that you are purchasing the stock for yourself and that you have no agreement or understanding to sell or transfer your subscription rights. We intend to take legal action, including reporting persons to federal or state regulatory agencies, against anyone who we believe sells or gives away their subscription rights. Civil suits and criminal prosecutions have been brought against individuals transferring or participating in the transfer of subscription rights in connection with other offerings. We will not accept your order if we have reason to believe that you sold or transferred your subscription rights. In addition, on the order form, you may not add the name of others for joint stock registration who do not have subscription rights or who qualify only in a lower subscription offering priority than you do. You may add only those persons who were eligible to purchase shares of common stock in the subscription offering on your eligibility date. The stock order form requires that you list all deposit accounts, giving all names on each account and the account number at the applicable eligibility date. Failure to provide this information, or providing incomplete or incorrect information, may result in a loss of part or all of your share allocation, if there is an oversubscription.

Limits on How Much Common Stock You May Purchase

In connection with the conversion and offering, our board of directors has established the following purchase limitations:

●	The minimum number of shares of common stock that may be purchased is 25.

●
In the subscription offering, the maximum amount of common stock which may be purchased through a single deposit account is 30,000 shares, and no individual, together with one or more associates or group of persons acting in concert, may purchase more than 60,000 shares.

●
Other than tax-qualified employee stock benefit plans, the maximum amount of common stock that an individual may purchase is 30,000 shares, and no individual, together with one or more associates or group of persons acting in concert, may purchase more than 60,000 shares in the offering.

Unless we determine otherwise, persons having the same address and persons exercising subscription rights through qualifying deposit accounts registered to the same address will be subject to this overall purchase limitation of 60,000 of the shares of common stock sold in the offering.

Subject to regulatory approval, we may increase or decrease the purchase limitations in the offering at any time. Our tax-qualified benefit plans, including our employee stock ownership plan, are authorized to purchase up to 10.0% of the total of the shares sold in the offering and those contributed to Farmington Bank Community Foundation, Inc. without regard to these purchase limitations.

See the detailed description of “acting in concert” and “associate” in the section of this prospectus headed “THE CONVERSION AND OFFERING – Limitations on Common Stock Purchases”.

Steps We May Take if We Do Not Receive Orders for the Minimum Number of Shares

If we do not receive orders for at least 11,050,000 shares of common stock, we may take several steps in order to issue the minimum number of shares of common stock in the offering range. Specifically, subject to necessary regulatory approvals, we may:

●	increase the purchase and ownership limitations;

●
extend the offering beyond the [Date 2] expiration date, with the Connecticut Banking Commissioner’s approval, provided that any such extension will require us to resolicit subscriptions received in the offering; and/or

●	increase the number of shares to be purchased by our employee stock ownership plan.

How You May Purchase Shares of Common Stock:

To purchase shares you must deliver a properly completed and signed original stock order form, accompanied by payment or Farmington Bank deposit account withdrawal authorization, as described below. You may submit your order form in one of the following ways: by mail, using the stock order reply envelope provided, by overnight delivery to  our order processing center  at the address indicated on the stock order form or by hand-delivery to any of the bank’s full service banking locations . Stock order forms will not be accepted by mail or by hand-delivery at any of our branch offices. We are not required to accept copies or facsimiles of order forms.

In the subscription offering and community offering, you may pay for your shares only by:

1.
Personal check , bank check or money order. Personal checks, bank checks and money orders, payable to FCB will be immediately cashed and will be deposited in a separate account with Farmington Bank. Third party and Farmington Bank line of credit checks may not be remitted as payment for your order. We will pay interest in these funds at our passbook savings rate from the date payment is received until completion or termination of the offering. Wire transfers as payment for shares of common stock ordered will not be permitted or accepted as proper payment. You should not mail cash.

2.
Authorized account withdrawal. The stock order form outlines the types of Farmington Bank deposit accounts that you may authorize for direct withdrawal. You may not request a direct withdrawal from any checking account. A hold will be placed on these funds when your stock order form is received, making the funds unavailable to you, provided, however, these funds will not be withdrawn from your accounts until the completion or termination of the offering and will earn interest at the applicable deposit account rate until then. The funds you authorize must be in your account at the time your stock order form is received. You may authorize funds from your certificate of deposit accounts without incurring an early withdrawal penalty, with the agreement that the withdrawal is being made for the purchase of shares in the offering. If a withdrawal results in a certificate account with a balance less than the applicable minimum balance requirement, the certificate will be canceled at the time of withdrawal without penalty and the remaining balance will earn interest at the current passbook rate subsequent to the withdrawal. You may not authorize direct withdrawals from retirement accounts held by Farmington Bank. Funds withdrawn from deposit accounts at Farmington Bank may reduce or eliminate a depositor’s liquidation rights. Please see the section of this prospectus entitled “THE CONVERSION AND OFFERING – Liquidation Rights” for further information.

We may not lend funds or extend a line of credit (including line of credit or overdraft checking) to anyone for the purpose of purchasing shares in the offering.

We reserve the right to waive, or permit the correction of, incomplete or improperly executed stock order forms on a case by case basis, but do not represent that we will do so. Once your order is received by us, you may not change, modify or cancel your order. Our employees and Stock Information Center staff are not responsible for correcting or completing the information provided on the stock order forms we receive, including the account information requested for the purpose of verifying subscription rights.

By signing the stock order form, you are acknowledging both receipt of this prospectus and that the shares of common stock are not deposits or savings accounts that are federally insured or otherwise guaranteed by us or the federal government.

Using IRA Funds to Purchase Shares of Common Stock

You may be able to subscribe for shares of common stock using funds in your individual retirement account(s), or IRA. However, shares of common stock must be held in a self-directed retirement account maintained by an unaffiliated institutional trustee or custodian, such as a brokerage firm. Farmington Bank’s individual retirement accounts are not self-directed, so funds in such accounts cannot be invested in our common stock. You may transfer some or all of the funds in your Farmington Bank individual retirement account to a self-directed account maintained by an unaffiliated institutional trustee or custodian. If you do not have such an account, you will need to establish one and transfer your funds before placing your stock order. Because individual circumstances differ and processing of retirement account transactions takes additional time, we recommend that you promptly contact (preferably at least two weeks before the [Date 1] offering deadline) our Stock Information Center for assistance with purchases using your individual retirement account or other retirement account that you may have at Farmington Bank or elsewhere. Whether you may use such funds for the purchase of shares in the stock offering may depend on timing constraints and, possibly, limitations imposed by the institution where the funds are held. See “THE CONVERSION AND OFFERING – Using IRA Funds to Purchase Shares of Common Stock”.

Deadline for Orders of Common Stock

If you wish to purchase shares of common stock, a properly completed and signed original stock order form, together with full payment for the shares of common stock, must be received (not postmarked) by us no later than 12:00 noon, Eastern Time, on [Date 1], unless we extend this deadline. We expect that the community offering, if held, will terminate at the same time, although it may continue until [Date 2] or longer if the Connecticut Banking Commissioner approves a later date. Once submitted, your order is irrevocable unless the offering is terminated or extended beyond [Date 2] or the number of shares of common stock to be sold is increased to more than 17,192,500 shares or decreased to fewer than 11,050,000 shares. In either of these cases, you will have the opportunity to confirm, change or cancel your order. If we do not receive a written response from you regarding your intent, we will cancel your order, promptly return to you all funds received by us with interest at Farmington Bank’s passbook savings rate, and cancel any deposit account withdrawal authorizations. No single extension may last longer than 90 days. All extensions, in the aggregate, may not last beyond [Date 3].

Delivery of Prospectus

To ensure that each purchaser in the subscription and community offering receives a prospectus at least 48 hours before the offering deadline in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, we will not mail a prospectus any later than five days prior to such date or hand-deliver a prospectus later than two days prior to that date. Stock order forms may only be delivered if accompanied or preceded by a prospectus. We are not obligated to deliver a prospectus or order form by means other than United States mail.

We will make reasonable attempts to deliver a prospectus and offering materials to holders of subscription rights. However, the subscription offering and all subscription rights will expire at 12:00 noon, Eastern Time, on [Date 1], 2011 whether or not we have been able to locate each person entitled to subscription rights.

Delivery of Stock Certificates

Certificates representing shares of common stock sold in the offering will be mailed to the persons entitled thereto at the certificate registration address noted by them on their order form, as soon as practicable following consummation of the offering and receipt of all necessary regulatory approvals. It is possible that until certificates for the common stock are delivered to purchasers, purchasers might not be able to sell the shares of common stock that they ordered, even though the common stock will have begun trading.

Market for Common Stock

FCB has never issued capital stock to the public. We anticipate that our common stock will be quoted on the Nasdaq Global Market under the symbol “FBNK”. We will try to secure at least three market makers to make a market in our common stock. Keefe, Bruyette & Woods, Inc. has advised us that it intends to make a market in our common stock following the offering, but it is under no obligation to do so. While we will attempt before completion of the offering to obtain commitments from at least two other broker-dealers to make a market in our common stock, there can be no assurance that we will be successful in obtaining such commitments.

The development and maintenance of a public market, having the desirable characteristics of depth, liquidity and orderliness, depends on the existence of willing buyers and sellers, the presence of which is not within our control or that of any market maker. The number of active buyers and sellers of shares of our common stock at any particular time may be limited, which may have an adverse effect on the price at which shares of our common stock can be sold. There can be no assurance that persons purchasing the shares of common stock will be able to sell their shares at or above the $10.00 offering purchase price per share. You should recognize that there may be a limited trading market in the shares of common stock. See “RISK FACTORS –There Will Be a Limited Trading Market in Our Common Stock, Which Will Hinder Your Ability to Sell Our Common Stock and May Lower the Market Price of the Stock” on page [____].

Our Dividend Policy

Following completion of the offering, our board of directors will have the authority to declare dividends on our common stock, subject to statutory and regulatory requirements. In the future, our board of directors intends to consider a policy of paying cash dividends on the common stock. However, no decision has been made with respect to the payment of dividends. The payment of dividends will depend upon a number of factors, including capital requirements, FCB’s and Farmington Bank’s financial condition and results of operations, tax considerations, statutory and regulatory limitations and general economic conditions and regulatory restrictions that affect the payment of dividends by Farmington Bank to FCB. No assurances can be given that any dividends will be paid or that, if paid, will not be reduced or eliminated in the future. Special cash dividends, stock dividends or returns of capital, to the extent permitted by applicable policy and regulation, may be paid in addition to, or in lieu of, regular cash dividends.

Restrictions on the Acquisition of FCB and Farmington Bank

Maryland and Connecticut law, as well as provisions contained in the plan of conversion and FCB’s Certificate of Incorporation, restricts the ability of any person, firm or entity to acquire FCB, Farmington Bank, or their respective capital stock. The restrictions in FCB’s Certificate of Incorporation include the requirement that for a period of seven years from the completion of the offering a potential acquirer of any capital stock of FCB obtain the prior approval of the Connecticut Banking Commissioner before acquiring in excess of 10% of the voting stock of FCB or Farmington Bank.

Proposed Stock Purchases by Management

FCB’s directors and executive officers and their associates are expected to purchase approximately 197,500 shares of common stock in the offering, which represents 1.7%, 1.5%, 1.3 % and 1.1 % of the shares outstanding upon the completion of the conversion and offering and the contribution of shares to the charitable foundation , at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively. Directors and executive officers will pay the same $10.00 per share price paid by all other persons who purchase shares in the offering. These shares will be counted in determining whether the minimum of the range of the offering is reached. Directors and executive officers and their associates may not purchase greater than 25% of the outstanding shares of common stock of FCB.

How You Can Obtain Additional Information—Stock Information Center

Our banking personnel may not, by law, assist with investment-related questions about the offering. If you have any questions regarding the offering, please call our Stock Information Center, Monday through Friday between 10 :00 a.m. and 5:00 p.m., Eastern Time. The Stock Information Center will be closed on weekends and bank holidays. The toll-free phone number is (877) 860- 2086 . In addition, a representative of Keefe, Bruyette and Woods, Inc. will be available to meet with you in person on Monday between 12:00 p.m. and 5:00 p.m., Tuesday through Thursday between 9:00 a.m. and 5:00 p.m., and Friday between 9:00 a.m. and 12 :00 p.m. at our  branch office at  32 Main Street, Farmington, Connecticut.

RISK FACTORS

You should consider carefully the following risk factors in evaluating an investment in shares of our common stock. An investment in our common stock is subject to risks inherent in our business. Before making an investment decision, you should carefully consider the risks and uncertainties described below together with all other information included in this prospectus.

Risks Related to Our Business

A substantial portion of our loan portfolio consists of commercial real estate loans and commercial loans, which expose us to increased risks and could adversely impact our earnings.

Our new executive management team has brought an increased focus to transitioning Farmington Bank’s balance sheet to be more like a commercial bank. At December 31, 2010, our commercial real estate loans and commercial business loans totaled $ 361.8 million and $ 112.5 million or 30.8 % and 9.6%, respectively , of our total loan portfolio. These types of loans generally expose a lender to greater risk of non-payment and loss than one-to four-family residential mortgage loans because repayment of the loans often depends on the successful operation of the property and business of the borrowers and the collateral securing these loans may not be sold as easily as residential real estate. In addition, commercial real estate and commercial loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one-to four-family residential mortgage loans. Also, many of our commercial real estate and commercial loan borrowers have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a one-to four-family residential mortgage loan.

Due to the economic recession and slow economic recovery, the real estate market and local economy has deteriorated .  While the value of our real estate collateral securing loans has not been substantially impacted, further deterioration in the real estate market or a prolonged economic recovery could adversely affect the value of the properties securing the loans or revenues from borrowers’ businesses, thereby increasing the risk of non-performing loans. A continued deterioration in the economy and slow economic recovery may also have a negative effect on the ability of our commercial borrowers to make timely repayments of their loans, which could have an adverse impact on our earnings.

All of these factors could have a material adverse effect on our financial condition and results of operations. See further discussion on the commercial loan portfolio in “Lending Activities” within “BUSINESS OF FARMINGTON BANK”.

Our loan portfolio possesses increased risk due to its rapid expansion and unseasoned nature.

From December 31, 2008 to December 31, 2010, our total loan portfolio increased by $ 336.4 million or 40.0%.  As a result of this rapid expansion, a significant portion of our portfolio is unseasoned. Our limited experience with these loans does not provide us with a significant payment history pattern with which to judge future collectibility. As a result, it may be difficult to predict the future performance of this part of our loan portfolio. These loans may have delinquency or charge-off levels above our expectations, which could adversely affect our future performance.

Our loan portfolio includes timeshare loans, the performance of which has been negatively impacted by the downturn in the economy and in turn could negatively impact our profitability.

In November 2007, prior to the arrival of our new management team, we hired a team of experienced, industry-specific lenders to begin lending to developers and operators of timeshare vacation resorts as a component of our commercial loan portfolio. This program was instituted with lending restrictions based on total commitments, capital and geographic concentrations. In mid-2009, larger lenders began to pull back their activities in this area at which time we began to shift our lending focus in this lending area strictly to hypothecation loans which have historically, and to this date, performed well. In early 2010, we placed a moratorium on future loans in this portion of our portfolio with lending only extended on outstanding commitments. We have recently decided to gradually exit this line of lending in its entirety and are in the process of an orderly phase-out of this line in order to devote our full resources to our core commercial lending services.

Like the real estate market as a whole, the timeshare industry continues to be negatively impacted by the weakened economy and slow economic recovery and borrowers are depending on their existing liquidity to make loan payments, which at some point could be reduced to the point where such borrowers are no longer able to make payments on their loans absent sale of timeshare units. If this were to occur, it could negatively impact our earnings.

At December 31, 2010, we had a specific reserve allocation of $ 4.9 million for a $4.9 million nonperforming resort ( timeshare ) loan. During the fourth quarter of 2010, the outcome of a borrower bankruptcy proceeding with respect to this loan made it probable that we would not collect any amounts due on the loan and required us to fully reserve for this loan .  We have recently decided to gradually exit resort (timeshare) lending to focus on our other commercial lending lines while continuing to hold our outstanding resort (timeshare) loans and honoring any advances requested relating to approved and unadvanced loan commitments until they are repaid in the normal course of business. As of December 31, 2010, there was $105.2 million in outstanding timeshare loans and $23.6 million in unadvanced commitments and $19.0 million in approved loan commitments , which will replace $12.5 million in outstanding loans or unadvanced commitments and will result in $6.5 million of new funds to exsisting borrowers . As of December 31, 2010 all of the resort ( timeshare ) loans, except for the fully reserved loan noted above, were performing according to their terms.

Our lack of geographic diversification increases our risk profile.

Our operations are located principally in Hartford County, Connecticut. As a result of this geographic concentration, our results depend largely upon economic and business conditions in this area. Deterioration in economic and business conditions in our service area could have a material adverse impact on the quality of our loan portfolio and the demand for our products and services, which in turn may have a material adverse effect on our results of operations.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings could decrease.

We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. Recent declines in real estate values have impacted the collateral values that secure our real estate loans. The impact of these declines on the original appraised values of secured collateral is difficult to estimate. In determining the amount of the allowance for loan losses, we review our loss and delinquency experience on different loan categories, and we evaluate existing economic conditions. If our assumptions are incorrect, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in additions to our allowance, which would decrease our net income.   Our loan loss allowance for the years ended December 31, 2010 and 2009 was $20.7 million and $16.3 million, respectively.   Although we are currently unaware of any specific problems with our loan portfolio that would require any increase in our allowance at the present time, it may need to be increased further in the future due to our emphasis on loan growth and on increasing our portfolio of commercial business and commercial real estate loans.

In addition, banking regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs. Any increase in the allowance for loan losses or loan charge-offs as required by these regulatory authorities may have a material adverse effect on our results of operations and financial condition.

Future changes in interest rates may reduce our profits which could have a negative impact on the value of our stock.

Our ability to make a profit largely depends on our net interest income, which could be negatively affected by changes in interest rates. Net interest income is the difference between the interest income Farmington Bank earns on its interest-earning assets, such as loans and securities, and the interest expense Farmington Bank pays on its interest-bearing liabilities, such as deposits and borrowings. Increases in interest rates may decrease loan demand and make it more difficult for borrowers to repay adjustable rate loans. In addition, as market interest rates rise, we will have competitive pressures to increase the rates paid on deposits, which may result in a decrease in our net interest income.

In addition, changes in interest rates can affect the average life of loans and mortgage-backed and related securities. A reduction in interest rates results in increased prepayments of loans and mortgage-backed and related securities, as borrowers refinance their debt in order to reduce their borrowing costs. This creates reinvestment risk, which is the risk that we may not be able to reinvest prepayments at rates that are comparable to the rates earned on the prepaid loans or securities.

We opened new branches in 2010 and expect to continue branch expansion which may result in losses at those branches initially as they generate new deposit and loan portfolios, and negatively impact our earnings.

Farmington Bank opened new branch offices in Glastonbury, Connecticut, Plainville, Connecticut and Berlin, Connecticut in 2010 and is expected to open a new branch in West Hartford, Connecticut in early 2011. Farmington Bank intends to continue to explore opportunities to expand its branch network at a rate of approximately two to three de novo branches per year for so long as the deposit and loan generating environment continues to be favorable. Losses are expected in connection with these new branches for some time, as the expenses and costs of acquisition associated with them are largely fixed and are typically greater than the income earned at the outset as the branches build up their customer bases. No assurance can be given as to when, if ever, new branches will become profitable.

Strong competition within Farmington Bank’s market area may limit our growth and profitability.

Competition in the banking and financial services industry is intense. In our market area, we compete with commercial banks, savings institutions, mortgage firms, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere. Many of these competitors have substantially greater resources and lending limits than we have and offer certain services that we do not or cannot provide. Our profitability depends upon our continued ability to compete successfully in our market area. The greater resources and deposit and loan products offered by our competitors may limit our ability to increase our interest-earning assets.

If our government banking deposits were lost within a short period of time, this could negatively impact our liquidity and earnings.

In June 2009, we created a government banking group to provide deposit and loan services to municipalities throughout Connecticut.  Our municipal deposits as of December 31, 2010 and December 31, 2009 were $173.8 million or 15.7% and $114.1 million or 11.5% of our total deposits outstanding, respectively. If a significant amount of these deposits were withdrawn within a short period of time, it could have a negative impact on our short term liquidity and have an adverse impact on our earnings.

The loss of our Chief Executive Officer could adversely impact our business.

Our future success and profitability are substantially dependent upon the vision, management and banking abilities of our Chief Executive Officer, who has substantial background and significant experience in banking and financial services, as well as personal contacts in Central Connecticut and the region generally. The loss of our Chief Executive Officer may be disruptive to our business and could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to the Financial Services Industry

The local and national economies remain weak and unemployment levels are high. A prolonged economic downturn will adversely affect our business and financial results.

The financial industry experienced unprecedented turmoil in 2008 through 2010. The local economy in which we conduct business and the United States economy remains weak . Unemployment in Hartford County, Connecticut was 9.1% as of December 2010, compared to 8.6% for the State of Connecticut and 9.8% for the United States for the same period.  Annual housing permits in Hartford County, Connecticut as of December 2009 decreased to their lowest levels in over a decade and single family home sales declined 9.23% from 2009 to 2010.   Worsening of these conditions may adversely affect our business by materially decreasing our net interest income or materially increasing our loan losses. There can be no assurance that we will not be affected by the current economic conditions in a way we cannot currently predict or mitigate.

Passage of the Dodd-Frank Wall Street Reform and Consumer Protection Act will increase our operational and compliance costs.

On July 21, 2010, the President of the United States signed the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). This new law will significantly change the current bank regulatory structure and affect the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies. The Dodd-Frank Act requires various federal agencies to adopt a broad range of new rules and regulations, and to prepare numerous studies and reports for Congress. The federal agencies are given significant discretion in drafting the rules and regulations, and consequently, many of the details and much of the impact of the Dodd-Frank Act may not be known for many months or years. Among other things, the Dodd-Frank Act creates a new Consumer Financial Protection Bureau with broad powers to supervise and enforce consumer protection laws, weakens the federal preemption rules that have been applicable for national banks and federal savings associations, imposes certain capital requirements on financial institutions, eliminates the federal prohibitions on paying interest on demand deposits, broadens the base for FDIC deposit insurance assessments, requires publicly traded companies to provide non-binding votes on executive compensation and so-called “golden parachute” payments, and directs the Federal Reserve Board to promulgate rules prohibiting excessive compensation paid to bank holding company executives. As a result, our revenue may be reduced due to fee income limitations and we may be required to maintain higher minimum capital ratios. It is difficult to predict at this time what specific impact the Dodd-Frank Act and the yet to be written implementing rules and regulations will have on community banks. However, it is expected that at a minimum they will increase our operating and compliance costs and could increase our interest expense.

Higher Federal Deposit Insurance Corporation insurance premiums and special assessments will adversely affect our earnings.

The FDIC increased deposit insurance premium expense effective June 30, 2009 in the form of a special assessment. The FDIC has exercised its authority to raise assessment rates beginning in 2009, and may impose another special assessment in the future. If such action is taken by the FDIC it could have an adverse effect on our earnings.

We operate in a highly regulated environment and our business may be adversely affected by changes in laws and regulations.

We are subject to extensive regulation, supervision and examination by the Connecticut Banking Commissioner, as Farmington Bank’s chartering authority, by the FDIC, as insurer of deposits, and by the Federal Reserve Board as the regulator of FCB. Such regulation and supervision govern the activities in which a financial institution and its holding company may engage and are intended primarily for the protection of the insurance fund and depositors. Regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the imposition of restrictions on the operation of an institution, the classification of assets by the institution and the adequacy of an institution’s allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, or legislation, may have a material impact on our operations.

We face various technological risks that could adversely affect our business.

We rely on communication and information systems to conduct business. Potential failures, interruptions or breaches in system security could result in disruptions or failures in our key systems, such as general ledger, deposit or loan systems. We have developed policies and procedures aimed at preventing and limiting the effect of failure, interruption or security breaches of information systems; however, there can be no assurance that these incidences will not occur, or if they do occur, that they will be appropriately addressed. The occurrence of any failures, interruptions or security breaches of our information systems could damage our reputation, result in the loss of business, subject us to increased regulatory scrutiny or subject us to civil litigation and possible financial liability, any of which could have an adverse effect on our results of operation and financial condition.

Risks Related to the Offering

The future price of the shares of common stock may be less than the $10.00 purchase price per share in the offering.

If you purchase shares of common stock in the offering, you may not be able to sell them later at or above the $10.00 purchase price in the offering. In several cases, shares of common stock issued by newly converted savings institutions have traded below the initial offering price. The aggregate purchase price of the shares of common stock sold in the offering will be based on an independent appraisal. The independent appraisal is not intended, and should not be construed, as a recommendation of any kind as to the advisability of purchasing shares of common stock. The independent appraisal is based on certain estimates, assumptions and projections, all of which are subject to change from time to time. After our shares begin trading, the trading price of our common stock will be determined by the marketplace, and may be influenced by many factors, including prevailing interest rates, the overall performance of the economy, investor perceptions of FCB and the outlook for the financial services industry in general. Price fluctuations may be unrelated to the operating performance of particular companies.

You may not revoke your decision to purchase FCB common stock in the subscription or community offering after you send us your order.

Orders and funds submitted or automatic withdrawals authorized in connection with a purchase of shares of common stock in the subscription and community offerings will be held by us until the completion or termination of the offering, including any extension of the expiration date. Because completion of the offering will be subject to regulatory approvals and a reconfirmation of the independent appraisal, there may be one or more delays in the completion of the offering. Orders submitted in the subscription and community offerings are irrevocable, and subscribers will have no access to subscription funds unless the offering is terminated, or extended beyond [Date 2], 2011, or the number of shares to be sold in the offering is increased to more than 17,192,500 shares or decreased to less than 11,050,000 shares of common stock.

Our failure to deploy the net proceeds effectively may have an adverse impact on our financial performance and the value of our common stock.

We intend to invest between approximately $ 53.8  million and $ 73.1  million of the net proceeds of the offering (or $ 84.2  million at the adjusted maximum of the offering range) in Farmington Bank. Farmington Bank may use the net proceeds it receives to fund new loans, to purchase investment securities, to pursue strategic growth opportunities or for other general corporate purposes. We may use the net proceeds retained at FCB to invest in short-term liquid investments, to repurchase shares of common stock, to pay dividends to our stockholders, to pursue strategic growth opportunities or for other general corporate purposes. However, with the exception of the loan to the employee stock ownership plan to purchase our common stock, we have not allocated specific amounts of the net proceeds for any of these purposes, and we will have significant flexibility in determining the amount of the net proceeds we apply to different uses and the timing of such applications. We have not established a timetable for reinvesting the net proceeds, and we cannot predict how long reinvesting the net proceeds will require.

Our return on equity will be low following the stock offering. This could negatively affect the trading price of our shares of common stock.

Net income divided by average equity, known as “return on equity,” is a ratio many investors use to compare the performance of a financial institution to its peers. Following the stock offering, we expect our consolidated equity to be between $ 190.3  million at the minimum of the offering range and $ 244.3  million at the adjusted maximum of the offering range. Based upon our income for the year ended December 31, 2010, and these pro forma equity levels, our return on equity would be 2.56 % and 1.99 % at the minimum and adjusted maximum of the offering range, respectively. We expect our return on equity to remain low until we are able to leverage the additional capital we receive from the stock offering. Although we will be able to increase net interest income using proceeds of the stock offering, our return on equity will be negatively affected by added expenses associated with our employee stock ownership plan and the stock-based benefit plan we intend to adopt. Until we can increase our net interest income and non-interest income and leverage the capital raised in the stock offering, we expect our return on equity to remain low, which may reduce the market price of our shares of common stock.

Our implementation of one or more new stock benefits plans may dilute your ownership interest.

We intend to adopt one or more new stock benefit plans following the offering, subject to receipt of stockholder approval. These plans may be funded either through open market purchases or from the issuance of authorized but unissued shares of common stock of FCB. While our intention is to fund these plans through open market purchases, stockholders would experience a 12.3% reduction in ownership interest at the maximum of the offering range in the event newly issued shares of our common stock are used to fund stock options and shares of restricted stock under the plans in an amount equal to 10.0% and 4.0%, respectively, of the shares sold in the offering. In the event we adopt the plans more than one year following the offering, the plans will not be subject to certain limitations imposed by Connecticut regulations, including limits on the total number of options or restricted shares available for award under the plans.

The implementation of our employee stock ownership plan and one or more new stock benefit plans will increase our compensation and benefit expenses and adversely affect our profitability.

We intend to adopt an employee stock ownership plan and one or more new stock benefit plans after the offering, subject to stockholder approval, which will increase our annual employee compensation and benefit expenses related to the restricted stock awards and stock options granted to participants under such plans. The actual amount of the additional compensation and benefit expenses will depend on the number of restricted shares and options actually granted under the plans, the fair market value of our shares of common stock at specific points in the future, the applicable vesting periods and other factors which we cannot predict at this time; however, we expect them to be material. If a stock benefit plan is implemented within one year of the completion of the offering, the number of shares of common stock reserved for issuance for grants of options and restricted stock awards under such stock benefit plan may not exceed 10.0% and 4.0% of the shares sold in the offering, respectively. If we award options or other stock awards in excess of these amounts under a stock benefit plan adopted more than one year after the completion of the offering, our costs would increase further.

In addition, we will recognize expense for our employee stock ownership plan when shares are committed to be released to participants’ accounts (i.e., as the loan used to acquire these shares is repaid), and we would recognize expense for stock options and restricted stock over the vesting period of awards made to recipients. The expense in the first year following the offering has been estimated to be $ 2.7 million after tax at the adjusted maximum of the offering range as set forth in the pro forma financial information under “PRO FORMA DATA,” assuming the $10.00 per share purchase price as fair market value. Actual expenses, however, may be higher or lower, depending on the price of our common stock on the grant date. For further discussion of our proposed stock benefit plans, see “MANAGEMENT COMPENSATION DISCUSS AND ANALYSIS”.

There may be a limited market for our common stock, which may lower our stock price and make it more difficult for investors to sell their shares of our common stock.

We plan for our stock to be listed on the Nasdaq Global Market after the offering. However, the shares of our common stock may not be regularly traded. Even if a liquid market develops for our common stock, there is no assurance that it can be maintained.

Additionally, the aggregate purchase price of common stock sold in the offering is based on an independent appraisal. After our shares begin trading, the marketplace will determine the price per share, which may be influenced by various factors, such as prevailing interest rates, investor perceptions of FCB, economic conditions and the outlook for financial institutions. Price fluctuations may be unrelated to the operating performance of particular companies. In several cases, due to market volatility, shares of common stock of newly converted savings institutions traded below the price at which the shares were sold in the companies’ initial public offerings. After the offering, the trading price of our common stock may not be at or above $10.00.

The issuance of shares to Farmington Bank Community Foundation, Inc. will dilute your ownership interests and adversely affect our net income.

We intend to establish a charitable foundation, Farmington Bank Community Foundation, Inc., in connection with the stock offering. We will make a contribution to the charitable foundation in the form of shares of FCB common stock. We will issue shares of common stock to the charitable foundation ranging from 442,000 shares at the minimum of the valuation range to 687,700 shares a the adjusted maximum of the valuation range, which equals approximately 3.8% of all shares issued and outstanding after the offering. The contribution will also have an adverse effect on our net income for the quarter and year in which we make the issuance and contribution to the charitable foundation. The after-tax expense of the contribution will reduce net income in 2011 by approximately $ 3.5  million at the midpoint of the offering range. Persons purchasing shares in the offering will have their ownership and voting interests in FCB diluted by 3.8% due to the issuance of additional shares of common stock to the charitable foundation.

Our contribution to Farmington Bank Community Foundation, Inc. may not be tax deductible, which could reduce our profits.

We believe that the contribution to Farmington Bank Community Foundation, Inc., valued at approximately $ 6.9  million, pre-tax, at the adjusted maximum of the offering range will be deductible for federal income tax purposes. However, we cannot guarantee that the Internal Revenue Service will grant tax-exempt status to the foundation. If the contribution is not deductible, we would not receive any tax benefit from the contribution. In addition, even if the contribution is tax deductible, we may not have sufficient profits to be able to use the deduction fully.

Our stock value may suffer from anti-takeover provisions that may impede potential takeovers.

Maryland law and our articles of incorporation and bylaws contain provisions, sometimes known as anti-takeover provisions, that may impede efforts to acquire us, or impede stock purchases in furtherance of an acquisition, even though acquisition efforts or stock purchases might otherwise have a favorable effect on the price of our common stock. Those provisions may also make it more difficult to remove our board and management.

Our articles of incorporation include a requirement that for a period of seven years from the completion of the offering a potential acquirer of common stock obtain the prior approval of the Connecticut Banking Commissioner before acquiring in excess of 10.0% of any capital stock of FCB or Farmington Bank. Consistent with the Maryland General Corporation Law, our articles of incorporation and/or bylaws also provide for staggered directors’ terms, limit the stockholders’ ability to remove directors and empower only the directors to fill board vacancies. Our articles of incorporation and bylaws further provide for, among other things, restrictions on the voting of more than 10.0% of our outstanding voting stock and approval of certain actions, including certain business combinations, by specified percentages of our disinterested directors, as defined in the articles of incorporation, or by specified percentages of the shares outstanding and entitled to vote. The articles of incorporation also authorize the board of directors to issue shares of preferred stock, the rights and preferences of which may be designated by the board, without the approval of our stockholders. The articles of incorporation also establishes supermajority voting requirements for amendments to the charter and bylaws, limit stockholders’ ability to call special meetings of stockholders, and impose advance notice provisions on stockholders’ ability to nominate directors or propose matters for consideration at stockholder meetings.

Our employee stock ownership plan, which expects to purchase 8.0% of the shares issued in the conversion, contains provisions that permit participating employees to direct the voting of shares held in the employee stock ownership plan, and those provisions may have anti-takeover effects.

The Bank Holding Company Act of 1956, together with applicable regulations, requires that a person obtain the consent of the Federal Reserve Board before attempting to acquire control of a bank holding company, such as FCB. In addition, for a period of seven years following the conversion, no person may directly or indirectly offer to acquire or acquire beneficial ownership of more than 10.0% of any class of our capital stock without prior written approval of the Connecticut Banking Commissioner.

In addition, we intend to enter into employment agreements and change of control agreements with certain executive officers, which will require payments to be made to them in the event their employment is terminated following a change in control of FCB or Farmington Bank. We also intend to issue stock options to key employees and directors that will require payments to them in connection with a change in control of FCB or Farmington Bank. These payments may have the effect of increasing the costs of acquiring FCB or Farmington Bank, thereby discouraging future takeover attempts.

For more information about the anti-takeover effects of our charter and bylaws, the employee stock ownership plan and certain federal and state regulations and laws, see “Restrictions on the Acquisition of FCB and Farmington Bank”.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The summary financial information presented below is derived in part from the consolidated financial statements of the MHC and Farmington Bank. The following is only a summary and you should read it in conjunction with the consolidated financial statements and notes beginning on page F-1. The information at December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 is derived in part from the audited consolidated financial statements of the MHC that appear in this prospectus. The information at December 31, 2008, 2007 and 2006 and for the years ended December 31, 2007 and 2006 is derived in part from audited consolidated financial statements that do not appear in this prospectus.

	At December 31
	2010	2009	2008	2007	2006

Selected Financial Condition Data:
(Dollars in thousands)

Total assets	$1,416,630	$1,255,186	$1,094,387	$950,302	$894,019
Cash and cash equivalents	18,608	28,299	31,732	65,960	64,146
Held to maturity securities	3,672	3,010	3,011	73	118
Available for sale securities	163,008	121,350	178,104	170,979	189,142
Federal Home Loan Bank stock	7,449	7,449	7,420	2,298	2,435
Loans receivable, net	1,157,917	1,039,995	831,911	671,305	599,810
Deposits	1,108,505	993,886	804,085	803,158	758,397
Federal Home Loan Bank advances	71,000	62,000	117,000	-	10,000
Mortgagors’ and investors’ escrow accounts	9,717	8,894	7,763	6,668	6,276
Total capital accounts	94,993	93,673	90,663	89,315	82,121
Allowance for loan losses	20,734	16,316	9,952	8,124	8,312
Non-performing loans(1)	17,722	14,846	6,115	2,647	637

(1)	Non-performing loans include loans for which Farmington Bank does not accrue interest (non-accrual loans) and loans 90 days past due and still accruing interest.

	Years Ended December 31,
	2010	2009	2008	2007	2006
(Dollars in thousands)

Selected Operating Data:
Interest income	$61,063	$57,975	$55,718	$51,417	$46,896
Interest expense	11,613	17,408	22,605	23,325	18,139
Net interest income	49,450	40,567	33,113	28,092	28,757
Provision for (reduction in) allowances for loan losses	6,694	7,896	2,117	(706)	(474)
Net interest income after provision for loan losses	42,756	32,671	30,996	28,798	29,231
Noninterest income (loss)	6,889	3,635	(560)	2,839	2,159
Noninterest expense, excluding contribution to existing charitable foundation	42,674	34,747	27,343	23,920	21,310
Contribution to existing charitable foundation	-	495	534	328	250
Total noninterest expense	42,674	35,242	27,877	24,248	21,560
Income before income taxes	6,971	1,064	2,559	7,389	9,830
Provision for income taxes	2,102	175	613	2,249	2,900

Net income	$4,869	$889	$1,946	$5,140	$6,930

	At or For the Years Ended December 31,
	2010	2009	2008	2007	2006
Selected Financial Ratios and Other Data:

Performance Ratios:
Return on average assets	0.35%	0.07%	0.19%	0.56%	0.80%
Return on average equity	4.95%	0.95%	2.13%	6.03%	9.12%
Interest rate spread(1)	3.62%	3.31%	2.94%	2.72%	3.08%
Net interest margin(2)	3.76%	3.57%	3.40%	3.30%	3.54%
Non-interest expense to average assets	3.05%	2.94%	2.69%	2.66%	2.49%
Efficiency ratio(3)	75.75%	79.73%	85.64%	78.39%	69.74%
Efficiency ratio, excluding existing foundation contribution	75.75%	78.61%	84.00%	77.33%	68.93%
Average interest-earning assets to average interest-bearing liabilities	115.46%	117.12%	119.43%	121.24%	120.81%

Asset Quality Ratios:
Allowance for loan losses as a percent of total loans	1.76%	1.54%	1.18%	1.20%	1.37%
Allowance for loan losses as a percent of non-performing loans	117.00%	109.90%	162.75%	306.91%	1304.87%
Net charge-offs (recoveries) to average loans	0.21%	0.17%	0.04%	(0.08)%	(0.09)%
Non-performing loans as a percent of total loans	1.50%	1.41%	0.73%	0.39%	0.10%
Non-performing assets as a percent of total assets	1.25%	1.18%	0.56%	0.28%	0.07%

Capital Ratios:
Capital to total assets at end of period	6.71%	7.46%	8.28%	9.40%	9.19%
Average capital to average assets	7.23%	7.80%	8.83%	9.35%	8.77%
Tier I capital to risk-weighted assets	9.02%	9.23%	11.28%	13.24%	14.14%
Tier I capital to total average assets	6.48%	7.37%	8.31%	9.55%	9.53%
Total capital to risk-weighted assets	10.28%	10.48%	12.53%	14.47%	15.40%
Total capital to total average assets	6.80%	7.82%	8.76%	9.80%	9.48%

Other Data:
Number of full service offices	15	12	12	12	11
Number of limited service offices	4	4	4	4	4

(1)	Represents the difference between the weighted-average yield on average interest-earning assets and the weighted-average cost of interest-bearing liabilities.
(2)	Represents net interest income as a percent of average interest-earning assets.
(3)	Represents non-interest expense divided by the sum of net interest income and non-interest income.

FORWARD-LOOKING STATEMENTS

This prospectus contains “ forward-looking statements. ”    You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.  These forward-looking statements include, but are not limited to:

●	statements of our goals, intentions and expectations;

●	statements regarding our business plans, prospects, growth and operating strategies;

●	statements regarding the asset quality of our loan and investment portfolios; and

●	estimates of our risks and future costs and benefits.

These forward-looking statements are based on current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control.  In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

●	Local, regional and national business or economic conditions may differ from those expected.

●	The effects of and changes in trade, monetary and fiscal policies and laws, including the U.S. Federal Reserve Board’s interest rate policies, may adversely affect our business.

●	The ability to increase market share and control expenses may be more difficult than anticipated.

●	Changes in laws and regulatory requirements (including those concerning taxes, banking, securities and insurance) may adversely affect us or our business.

●
Changes in accounting policies and practices, as may be adopted by regulatory agencies, the Public Company Accounting Oversight Board or the Financial Accounting Standards Board, may affect expected financial reporting.

●	Future changes in interest rates may reduce our profits which could have a negative impact on the value of our stock.

●	We are subject to lending risk and could incur losses in our loan portfolio despite our underwriting practices. Changes in real estate values could also increase our lending risk.

●	Changes in demand for loan products, financial products and deposit flow could impact our financial performance.

●	Strong competition within our market area may limit our growth and profitability.

●	We may not manage the risks involved in the foregoing as well as anticipated.

●	If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings could decrease.

●	Our stock value may be negatively affected by federal regulations and articles of incorporation provisions restricting takeovers.

●	Implementation of stock benefit plans will increase our costs, which will reduce our income.

●
The Dodd-Frank Act was signed into law on July 21, 2010 and is expected to result in dramatic regulatory changes that will affect the industry in general, and impact our competitive position in ways that can’t be predicted at this time.

●	The Emergency Economic Stabilization Act (“EESA”) of 2008 has and may continue to have a significant impact on the banking industry.

Any forward-looking statements made by or on behalf of us in this Prospectus speak only as of the date of this Prospectus. We do not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made. The reader should, however, consult any further disclosures of a forward-looking nature we may make in future filings.

 HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING

Although we are unable to determine what the actual net proceeds from the sale of the shares of common stock in the offering will be until the offering is completed, we anticipate that the net proceeds will be between $ 107.6  million and $ 146.2  million, or up to $ 168.5  million if the offering range is increased by 15%, assuming that 100% of the shares of common stock will be sold in the subscription offering.

A summary of the anticipated net proceeds at the minimum, midpoint, maximum and adjusted maximum of the offering range and of the distribution of the net proceeds is as follows:

			Based Upon the Sale at $10.00 Per Share of
	Minimum 11,050,000 Shares		Midpoint 13,000,000 Shares		Maximum 14,950,000 Shares		Adjusted Maximum 17,192,500 Shares(1)
	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds
	(Dollars in thousands)

Gross offering proceeds	$110,500		$130,000		$149,500		$171,925
Less offering expenses	2,893		3,072		3,251		3,457
Net offering proceeds	$107,607	100.0%	$126,928	100.0%	$146,249	100.0%	$168,468	100.0%

Distribution of net proceeds:
Proceeds contributed to Farmington Bank	$53,803	50.0%	$63,464	50.0%	$73,125	50.0%	$84,234	50.0%
Loan to employee stock ownership plan	9,194	8.5%	10,816	8.5%	12,438	8.5%	14,304	8.5%
Proceeds retained by FCB(1)	$44,610	41.5%	$52,648	41.5%	$60,686	41.5%	$69,930	41.5%

(1)
As adjusted to give effect to an increase in the number of shares, which could occur due to a 15.0% increase in the offering range to reflect a greater demand for the shares or changes in market or financial conditions following the commencement of the offering. Payments for shares of common stock made through withdrawals from existing deposit accounts will not result in the receipt of new funds for investment but will result in a reduction of Farmington Bank’s deposits. The net proceeds may vary because total expenses relating to the offering may be more or less than our estimates. For example, our expenses would increase if a syndicated community offering were used to sell shares of common stock not purchased in the subscription and community offerings.

FCB May Use the Proceeds it Retains From the Offering:

●	to invest in securities;

●	to deposit funds in Farmington Bank;

●	to repay short term borrowings;

●	to contribute additional capital to Farmington Bank;

●
to finance strategic growth opportunities, such as acquisitions of other banking institutions or financial services related businesses, although we do not currently have any agreements or understandings regarding any specific acquisition opportunities;

●	to pay cash dividends to stockholders;

●	to fund stock based compensation plans;

●	to repurchase shares of our common stock; and

●	for other general corporate purposes.

FCB expects to contribute 50% of the net offering proceeds to Farmington Bank for working capital to be used by Farmington Bank and 8.5% of the net offering proceeds to fund a loan to Farmington Bank’s employee stock ownership plan to purchase up to 8.0% of the shares of common stock issued and outstanding after the offering (between $ 9.2  million and $ 12.4  million, or $ 14.3  million if the offering is increased by 15.0%). The remaining 41.5% of the net offering proceeds will be retained by FCB. Initially, FCB intends to invest the proceeds retained in the offering by FCB in short-term liquid investments, such as U.S. treasury and government agency securities, mortgage-backed securities and cash and cash equivalents, or deposit the funds in Farmington Bank. Pursuant to Connecticut banking regulations, FCB may not repurchase shares of our common stock during the first year following the completion of the conversion and the offering, except under limited circumstances, such as to fund tax-qualified employee stock benefit plans or management recognition plans that have been approved by stockholders.

Farmington Bank May Use the Net Proceeds it Receives From the Offering:

●	to grow its balance sheet through loan origination and deposit generation;

●	to enhance existing products and services and support the development of new products and services;

●	to expand its banking franchise through de novo branching; and

●	for other general corporate purposes.

The use of the proceeds outlined above may change based on changes in interest rates, equity markets, laws and regulations affecting the financial services industry, our relative position in the financial services industry, the attractiveness of potential acquisitions to expand our operations, and overall market conditions.

OUR DIVIDEND POLICY

Following completion of the offering, our board of directors will have the authority to declare dividends on our common stock, subject to statutory and regulatory requirements. In the future, our board of directors intends to consider a policy of paying cash dividends on the common stock. However, no decision has been made with respect to the payment of dividends. The payment of dividends will depend upon a number of factors, including capital requirements, FCB and Farmington Bank’s financial condition and results of operations, tax considerations, statutory and regulatory limitations and general economic conditions that affect the payment of dividends by Farmington Bank to FCB. No assurances can be given that any dividends will be paid or that, if paid, will not be reduced or eliminated in the future. Special cash dividends, stock dividends or returns of capital, to the extent permitted by applicable policy and regulation, may be paid in addition to, or in lieu of, regular cash dividends.

Dividends from FCB will depend, in part, upon receipt of dividends from Farmington Bank, because FCB initially will have no source of income other than dividends from Farmington Bank, earnings from the investment of proceeds from the sale of shares of common stock, and interest payments with respect to FCB’s loan to the employee stock ownership plan. Under Connecticut law and regulations, Farmington Bank may pay cash dividends out of its net profits. For purposes of this restriction, “net profits” represents the remainder of all earnings from current operations. Further, the total amount of all dividends declared by Farmington Bank in any year may not exceed the sum of its net profits for the year in question combined with its retained net profits from the preceding two years. Federal law also prevents Farmington Bank from paying dividends or making other capital distributions that, if by doing so, would cause it to become “undercapitalized.” The FDIC may limit Farmington Bank’s ability to pay dividends. For information concerning additional federal and state law and regulations regarding the ability of Farmington Bank to make capital distributions, including the payment of dividends to FCB, see “SUPERVISION AND REGULATION.”

Unlike Farmington Bank, FCB is not restricted by the FDIC’s regulations on the payment of dividends to its stockholders, although the source of dividends will depend on the net proceeds retained by us and earnings thereon, and dividends from Farmington Bank. Pursuant to Connecticut banking regulations, during the three-year period following the conversion and the offering, we will not take any action to declare an extraordinary dividend to stockholders, and no dividend will be paid to our stockholders if such dividends would reduce our stockholders’ equity below the amount of the liquidation account required to be established in connection with the conversion. In addition, FCB will be subject to Maryland state law limitations on the payment of dividends. Maryland law generally limits dividends to an amount equal to the excess of our capital surplus over payments that would be owed upon dissolution to stockholders whose preferential rights upon dissolution are superior to those receiving the dividend, and to an amount that would not make us insolvent.

See “SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA” and “MARKET FOR THE COMMON STOCK” for information regarding our historical dividend payments.

MARKET FOR THE COMMON STOCK

FCB has never issued capital stock to the public. We anticipate that our common stock will be quoted on the Nasdaq Global Market. We will try to get at least three market makers to make a market in our common stock. Keefe, Bruyette & Woods, Inc. has advised us that it intends to make a market in our common stock following the offering, but it is under no obligation to do so. While we will attempt before completion of the offering to obtain commitments from at least two other broker-dealers to make a market in our common stock, there can be no assurance that we will be successful in obtaining such commitments.

The development of an active trading market depends on the existence of willing buyers and sellers, the presence of which is not within our control, or that of any market maker. The number of active buyers and sellers of the shares of common stock at any particular time may be limited. Under such circumstances, you could have difficulty selling your shares of common stock on short notice, and, therefore, you should not view the shares of common stock as a short-term investment. We cannot assure you that an active trading market for the common stock will develop or that, if it develops, it will continue. Nor can we assure you that, if you purchase shares of common stock, you will be able to sell them at or above $10.00 per share. See “RISK FACTORS – There may be a limited market for our common stock, which may lower our stock price and make it more difficult for investors to sell their shares of our common stock” on page ___.

HISTORICAL AND UNAUDITED PRO FORMA REGULATORY CAPITAL COMPLIANCE

At December 31 , 2010, Farmington Bank exceeded all of the applicable regulatory capital requirements and was considered “well capitalized” under prompt corrective action provisions. The table below sets forth the historical equity capital and regulatory capital of Farmington Bank at December 31 , 2010, and the pro forma regulatory capital of Farmington Bank, after giving effect to the sale of shares of common stock at a $10.00 per share purchase price and assuming the receipt by Farmington Bank of between $ 53.8  million and $ 84.2  million of the net offering proceeds at the minimum and adjusted maximum of the offering range, respectively. The table assumes the receipt by Farmington Bank of 50% of the net offering proceeds and that 100% of the shares of common stock will be sold in the subscription offering.

			Unaudited Pro Forma at December 31 2010, Based Upon the Sale in the Offering of
	Farmington Bank Historical at December 31, 2010		Minimum 11,050,000 Shares		Midpoint 13,000,000 Shares		Maximum 14,950,000 Shares		Adjusted Maximum 17,192,500 Shares(1)
	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)	Amount	Percent of Assets (2)	Amount	Percent of Assets(2)	Amount	Percent of Assets
	(Dollars in thousands)

Equity capital	$94,893	6.70%	$134,906	9.17%	$142,133	9.60%	$149,360	10.03%	$157,671	10.51%

Tier 1 (leverage) capital(4)(5)	$97,194	6.47%	$137,207	8.82%	$144,434	9.23%	$151,661	9.63%	$159,972	10.09%
Tier 1 (leverage) requirement(3)	75,098	5.00	77,788	5.00	78,271	5.00	78,754	5.00	79,309	5.00
Excess	$22,096	1.47%	$59,419	3.82%	$66,163	4.23%	$72,907	4.63%	$80,663	5.09%

Tier 1 risk-based capital(5)	$97,194	9.01%	$137,207	12.59%	$144,434	13.23%	$151,661	13.87%	$159,972	14.60%
Tier 1 risk-based requirement	64,732	6.00	65,377	6.00	65,493	6.00	65,609	6.00	65,743	6.00
Excess	$32,462	3.01%	$71,830	6.59%	$78,941	7.23%	$86,052	7.87%	$94,229	8.60%

Total risk-based capital(4)(5)	$110,772	10.27%	150,785	13.84%	158,012	14.48%	165,239	15.11%	173,550	15.84%
Total risk-based requirement(3)	107,886	10.00	108,962	10.00	109,156	10.00	109,349	10.00	109,571	10.00
Excess	$2,886	0.27%	$41,823	3.84%	$48,856	4.48%	$55,890	5.11%	$63,979	5.84%

Reconciliation of capital:
Net Proceeds to Farmington
Bank			$53,803		$63,464		$73,125		$84,234
Less: employee stock
ownership plan			(9,194)		(10,816)		(12,438)		(14,304)
Less: restricted stock plan			(4,597)		(5,408)		(6,219)		(7,152)
Pro Forma increase in Tier 1
and risk-based capital			$40,012		$47,240		$54,468		$62,778

(1)
As adjusted to give effect to an increase in the number of shares that could occur due to a 15.0% increase in the offering range to reflect a greater demand for the shares or changes in market or financial conditions following the commencement of the offering.

(2)	Tangible and core capital levels are shown as a percentage of total adjusted assets. Risk-based capital levels are shown as a percentage of risk-weighted assets.
(3)
The current core capital requirement for financial institutions is 4.0% of total adjusted assets for financial institutions that receive the highest supervisory rating for safety and soundness and a 4.0% to 5.0% core capital ratio requirement for all other financial institutions. In addition, the FDIC requires a Tier 1 risk-based capital ratio of 4.0% or greater.

(4)	Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 20.0% risk weighting.
(5)
Pro forma capital levels assume that the employee stock ownership plan purchases 8.0% of the shares of common stock sold in the offering with funds we lend. Pro forma GAAP and regulatory capital have been reduced by the amount required to fund this plan. See “MANAGEMENT” for a discussion of our employee stock ownership plan.

CAPITALIZATION

The following table presents the historical consolidated capitalization of the MHC and Farmington Bank at December 31, 2010 and the pro forma consolidated capitalization of FCB after giving effect to the conversion and offering, based upon the assumptions set forth in the “PRO FORMA DATA” section.

	Unaudited Pro Forma at December 31, 2010, Based upon the Sale at $10.00 Per Share of
	Historical at December 31, 2010	Minimum 11,050,000 Shares	Midpoint 13,000,000 Shares	Maximum 14,950,000 Shares	Adjusted Maximum 17,192,500 Shares (1)
	(Dollars in thousands)

Deposits(2)	$1,108,505	$1,108,505	$1,108,505	$1,108,505	$1,108,505
Borrowed funds	176,029	176,029	176,029	176,029	176,029
Total deposits and borrowed funds	$1,284,534	$1,284,534	$1,284,534	$1,284,534	$1,284,534
Stockholders’ equity:
Common stock, no par value, 30,000,000 shares authorized; shares to be issued as reflected(3)(4)	$--	$115	$135	$155	$179
Additional paid-in capital(3)	--	111,912	131,993	152,074	175,167
Retained earnings(5)	97,513	97,513	97,513	97,513	97,513
Accumulated other comprehensive income	(2,520)	(2,520)	(2,520)	(2,520)	(2,520)

After-tax expense of foundation(6)	--	(4,420)	(5,200)	(5,980)	(6,877)
Tax benefit of contribution to foundation	--	1,459	1,716	1,973	2,269
Common stock acquired by employee stock ownership plan(7)	--	(9,194)	(10,816)	(12,438)	(14,304)
Common stock acquired by restricted stock plan	--	(4,597)	(5,408)	(6,219)	(7,152)
Total shareholders’ equity	$94,993	$190,268	$207,413	$224,558	$244,275

Pro Forma Shares Outstanding
Total shares issued	--	11,492,000	13,520,000	15,548,000	17,880,200
Shares sold in offering	--	11,050,000	13,000,000	14,950,000	17,192,500
Shares issued to the foundation	--	442,000	520,000	598,000	687,700

Total shareholders’ equity as a percentage of total assets(2)	6.71%	12.58%	13.56%	14.52%	15.60%
Tangible equity as a percentage of assets	6.71%	12.58%	13.56%	14.52%	15.60%

(1)
As adjusted to give effect to an increase in the number of shares of common stock that could occur due to a 15.0% increase in the offering range to reflect a greater demand for shares or changes in market or general financial conditions following the commencement of the offering.

(2)
Does not reflect withdrawals from deposit accounts for the purchase of shares of common stock in the offering. These withdrawals would reduce pro forma deposits and assets by the amount of the withdrawals.

(3)
On a pro forma basis, FCB common stock and additional paid-in capital have been revised to reflect the number of shares of FCB common stock to be outstanding, which is 11,050,000 shares, 13,00,000 shares, 14,950,000 shares and 17,192,500 shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively.

(4)
No effect has been given to the issuance of additional shares of FCB common stock pursuant to the vesting of restricted stock awards or the exercise of options under a stock benefit plan. If this plan is implemented within the first year after the closing of the offering, an amount up to 4.0% and 10.0% of the shares of FCB common stock sold in the offering will be reserved for issuance upon the vesting and exercise of restricted stock options under the plan, respectively. See “MANAGEMENT”.

(5)	The retained earnings of Farmington Bank will be substantially restricted after the offering. See “THE CONVERSION AND OFFERING – Liquidation Rights” and “SUPERVISION AND REGULATION”.
(6)
Represents the expense of contribution to the charitable foundation based on a 33% tax rate. The realization of the deferred tax benefit is limited annually to a maximum deduction for charitable contributions equal to 10% of our annual taxable income, subject to our ability to carry forward for federal or state purposes any unused portion of the deduction for the five years following the year in which the contribution is made.

(7)
Assumes that 8.0% of the shares sold in the offering will be acquired by the employee stock ownership plan financed by a loan from FCB. The loan will be repaid principally from Farmington Bank’s contributions to the employee stock ownership plan. Since FCB will finance the employee stock ownership plan debt, this debt will be eliminated through consolidation and no liability will be reflected on FCB’s consolidated financial statements. Accordingly, the amount of shares of common stock acquired by the employee stock ownership plan is shown in this table as a reduction of total stockholders’ equity.

UNAUDITED PRO FORMA DATA

The following table summarizes historical data of the MHC and pro forma data at and for the fiscal year ended December 31, 2010. This information is based on assumptions set forth below and in the tables, and should not be used as a basis for projections of market value of the shares of common stock following the offering. Moreover, pro forma stockholders’ equity per share does not give effect to the liquidation account to be established in the offering or, in the unlikely event of a liquidation of Farmington Bank, to the tax effect of the recapture of the bad debt reserve. See “THE CONVERSION AND OFFERING – Liquidation Rights”.

The net proceeds in the tables are based upon the following assumptions:

(i)	100% of the shares of common stock will be sold in the subscription and community offering;

(ii)	197,500 shares of common stock will be purchased by our executive officers and directors;

(iii)
our employee stock ownership plan will purchase 8.0% of the shares of common stock sold in the offering and contributed to the charitable foundation, with a loan from FCB. The loan will be repaid in substantially equal payments of principal and interest over a period of 15 years;

(iv)	FCB will contribute to the charitable foundation a number of shares equal to 4.0% of the shares sold in the offering;

(v)
Keefe, Bruyette & Woods, Inc. will receive a fee equal to 1.0% of the dollar amount of shares of common stock sold in the subscription offering and the community offering. No fee will be paid to Keefe, Bruyette & Woods, Inc. with respect to shares of common stock purchased by our qualified and non-qualified employee stock benefit plans, or stock purchased by our officers, directors and employees, and their immediate families; and

(vi)
total expenses of the offering, including the marketing fees to be paid to Keefe, Bruyette & Woods, Inc., will be between $ 2.9  million at the minimum of the offering range and $ 3.5  million at the maximum of the offering range, as adjusted.

We calculated pro forma consolidated net earnings for the fiscal year ended December 31, 2010 as if the estimated net proceeds we received had been invested at the beginning of the applicable period at an assumed interest rate of 2.01% ( 1.35 % on an after-tax basis), which represented the yield on the five-year Treasury Bond as of December 31 , 2010. This method reflects the approximate short-term use of proceeds anticipated by FCB. The effect of withdrawals from deposit accounts for the purchase of shares of common stock has not been reflected. Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of common stock. No effect has been given in the pro forma stockholders’ equity calculations for the assumed earnings on the net proceeds.

The pro forma table gives effect to the implementation of one or more stock benefit plans. Subject to the receipt of stockholder approval, we have assumed that the stock benefit plan will acquire for restricted stock awards a number of shares of common stock equal to 4.0% of the shares of common stock sold in the offering and contributed to the charitable foundation at a price of $10.00 per share, and that such shares of common stock granted under the plans will vest over a five-year period. We have also assumed that the stock benefit plans will grant options to acquire shares of common stock equal to 10.0% of the shares of common stock sold in the offering and contributed to the charitable foundation. In preparing the table below, we have assumed that the exercise price of the stock options and the market price of the stock at the date of grant were $10.00 per share and that the stock options had a term of ten years and vested over five years. We applied the Black-Scholes option pricing model to estimate a grant-date fair value of $ 3.48 for each option. Finally, we assumed that 25% of the stock options were non-qualified options granted to directors, resulting in a tax benefit (at an assumed tax rate of 33%) for a deduction equal to the grant date fair value of the options.

We may grant restricted stock or options under a stock benefit plan in excess of 4.0% and 10.0%, respectively, of the shares sold in the offering if the stock benefit plan is adopted more than 12 months following the stock offering. In addition, we may grant options that vest sooner than over a five-year period if the stock benefit plan is adopted more than 12 months following the stock offering.

The pro forma stockholders’ equity calculation in the table gives effect to the estimated after-tax expense associated with the stock contribution to the charitable foundation. The expense of the stock contribution to the charitable foundation is not reflected in the pro forma net income or pro forma net income per share. The pro forma data assumes that we will realize 100.0% of the income tax benefit as a result of the contribution to the foundation based on a 33% tax rate. The realization of the tax benefit is limited annually to 10% of our annual taxable income. However for federal and state tax purposes, we can carry forward any unused portion of the deduction for five years following the year in which the contribution is made.

As discussed under “HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING,” we intend to contribute shares from the stock offering to the Farmington Bank Community Foundation, Inc. in an amount equal to 4.0% of the stock offering and contribute at least 50% of the net proceeds to Farmington Bank. We will use a portion of the proceeds we retain for the purpose of making a loan to the employee stock ownership plan, and retain the rest of the proceeds for future use.

The pro forma table does not give effect to:

●	withdrawals from deposit accounts for the purpose of purchasing shares of common stock in the stock offering;

●	our results of operations after December 31 , 2010 or after the stock offering; or

●	changes in the market price of the shares of common stock after the stock offering.

The following pro forma information may not represent the financial effects of the stock offering at the date on which the stock offering actually occurs and you should not use the table to indicate future results of operations. Pro forma stockholders’ equity represents the difference between the stated amount of our assets and liabilities, computed in accordance with generally accepted accounting principles. We did not increase or decrease stockholders’ equity to reflect the difference between the carrying value of loans and other assets and their market value. Pro forma stockholders’ equity is not intended to represent the fair market value of the shares of common stock and may be different than the amounts that would be available for distribution to stockholders if we liquidated. Pro forma stockholders’ equity does not give effect to the impact of intangible assets or the liquidation account we will establish in connection with the offering in the unlikely event we are liquidated.

At or for the Year Ended December 31, 2010 (Unaudited) Based upon the Sale at $10.00 Per Share of
(Dollars in thousands, except per share amounts)
Minimum 11,050,000 Shares	Midpoint 13,000,000 Shares	Maximum 14,950,000 Shares	Adjusted Maximum 17,192,500 Shares(1)

Gross proceeds of offering	$110,500	$130,000	$149,500	$171,925
Plus: market value of shares issued to the charitable foundation	4,420	5,200	5,980	6,877
Pro forma market capitalization	114,920	135,200	155,480	178,802

Pro forma shares issued in offering	11,050,000	13,000,000	14,950,000	17,192,500
Pro forma shares issued to foundation	442,000	520,000	598,000	687,700
Total	11,492,000	13,520,000	15,548,000	17,880,200

Gross proceeds of offering	$110,500	$130,000	$149,500	$171,925
Less: Expenses	2,893	3,072	3,251	3,457
Estimated Net Proceeds	107,607	126,928	146,249	168,468
Less: common stock purchased by employee stock ownership plan(2)	(9,194)	(10,816)	(12,438)	(14,304)
Less: common stock purchased by the restricted stock plan(4)	(4,597)	(5,408)	(6,219)	(7,152)
Estimated net proceeds, as adjusted	$93,816	$110,704	$127,592	$147,012

Consolidated Net Income:
Historical	$4,869	$4,869	$4,869	$4,869
Pro forma income on net proceeds	1,263	1,491	1,718	1,980
Pro forma employee stock ownership plan adjustment(2)	(411)	(483)	(556)	(639)
Pro forma restricted stock plan adjustment(3)	(616)	(725)	(833)	(958)
Pro forma stock option plan adjustment(4)	(734)	(863)	(993)	(1,142)
Pro forma net income	$4,371	$4,289	$4,205	$4,110

Per share net income (reflects ASC 718-40)
Historical	$0.46	$0.39	$0.34	$0.30
Pro forma income on net proceeds	0.12	0.12	0.12	0.12
Pro forma employee stock ownership plan adjustment(2)	(0.04)	(0.04)	(0.04)	(0.04)
Pro forma restricted stock plan adjustment(3)	(0.06)	(0.06)	(0.06)	(0.06)
Pro forma stock option plan adjustment(4)	(0.07)	(0.07)	(0.07)	(0.07)
Pro forma net income per share(5)	$0.41	$0.34	$0.29	$0.25

Stock price as a multiple of pro forma earnings per share	18.29	x	22.06	x	25.86	x	30.00	x
Shares used for calculating pro forma earnings per share	10,633,931	12,510,507	14,387,083	16,545,145

Shareholders’ equity:
Historical	$94,993	$94,993	$94,993	$94,993
Estimated net proceeds	107,607	126,928	146,249	168,469
Plus: market value of shares issued to charitable foundation	4,420	5,200	5,980	6,877
Plus: tax benefit of contribution to charitable foundation	1,459	1,716	1,973	2,269
Less: common stock acquired by employee stock ownership plan(2)	(9,194)	(10,816)	(12,438)	(14,304)
Less: common stock acquired by restricted stock plan(3)	(4,597)	(5,408)	(6,219)	(7,152)
Less: expense of contribution to charitable foundation	(4,420)	(5,200)	(5,980)	(6,877)
Pro forma stockholders’ equity	190,268	207,413	224,558	244,275
Intangible assets	-	-	-	-
Pro forma tangible stockholders’ equity	$190,268	$207,413	$224,558	$244,275

Stockholders’ equity per share:
Historical	$8.27	$7.02	$6.10	$5.31
Estimated net proceeds	9.36	9.39	9.41	9.42
Plus: market value of shares issued to charitable foundation	0.38	0.38	0.38	0.38
Plus: tax benefit of contribution to charitable foundation	0.13	0.13	0.13	0.13
Less: common stock acquired by employee stock ownership plan(2)	(0.80)	(0.80)	(0.80)	(0.80)
Less: common stock acquired by restricted stock plan(3)	(0.40)	(0.40)	(0.40)	(0.40)
Less: expense of contribution to charitable foundation	(0.38)	(0.38)	(0.38)	(0.38)
Pro forma stockholders’ equity per share	$16.56	$15.34	$14.44	$13.66
Intangible assets	-	-	-	-
Pro forma tangible stockholders’ equity per share(5)	$16.56	$15.34	$14.44	$13.66

Offering price as percentage of equity per share	60.39%	65.19%	69.25%	73.21%

Offering price as percentage of tangible equity per share	60.39%	65.19%	69.25%	73.21%

Shares used for pro forma stockholders’ equity per share	11,492,000	13,520,000	15,548,000	17,880,200

(1) As adjusted to give effect to an increase in the number of shares of common stock that could occur due to a 15.0% increase in the offering range to reflect a greater demand for shares or changes in market or general financial conditions following the commencement of the offering.
(2) Assumes that 8.0% of shares of common stock issued in the offering (including shares contributed to the charitable foundation) will be purchased by the employee stock ownership plan. For purposes of this table, the funds used to acquire these shares are assumed to have been borrowed by the employee stock ownership plan from FCB. Farmington Bank intends to make annual contributions to the employee stock ownership plan in an amount at least equal to the required principal and interest payments on the debt. Farmington Bank’s total annual payments on the employee stock ownership plan debt are based upon 15 equal annual installments of principal and interest. Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans” (“SOP 93-6”), requires that an employer record compensation expense in an amount equal to the fair value of the shares committed to be released to employees. The pro forma adjustments assume that the employee stock ownership plan shares are allocated in equal annual installments based on the number of loan repayment installments assumed to be paid by Farmington Bank, the fair value of the common stock remains equal to the subscription price and the employee stock ownership plan expense reflects an effective combined federal and state tax rate of 33.0%. The unallocated employee stock ownership plan shares are reflected as a reduction of stockholders’ equity. No reinvestment is assumed on proceeds contributed to fund the employee stock ownership plan. The pro forma net income further assumes that 61,291, 72,107, 82,923, and 95,361 shares were committed to be released during the period at the minimum, midpoint, maximum, and adjusted maximum of the offering range, respectively, and in accordance with SOP 93-6, only the employee stock ownership plan shares committed to be released during the period were considered outstanding for purposes of income per share calculations.
(3) If approved by FCB’s stockholders, one or more stock-based benefit plans may purchase an aggregate number of shares of common stock equal to 4.0% of the shares to be issued in the offering (including shares contributed to the charitable foundation) (or possibly a greater number of shares if the plan is implemented more than one year after completion of the conversion). Stockholder approval of the stock-based benefit plans, and purchases by the plans may not occur earlier than six months after the completion of the conversion. The shares may be acquired directly from FCB or through open market purchases. The funds to be used by the stock-based benefit plans to purchase the shares will be provided by FCB. The table assumes that (i) the stock-based benefit plans acquire the shares through open market purchases at $10.00 per share, (ii) 15.0% of the amount contributed to the stock-based benefit plans is amortized as an expense during the period and (iii) the stock-based benefit plans expense reflects an effective combined federal and state tax rate of 33.0%. Assuming stockholder approval of the stock-based benefit plans and that shares of common stock (equal to 4.0% of the shares issued sold in the offering (including shares contributed to the charitable foundation)) are awarded through the use of authorized but unissued shares of common stock, stockholders would have their ownership and voting interests diluted by approximately 3.8%.
(4) If approved by FCB’s stockholders, one of more stock-based benefit plans may grant options to acquire an aggregate number of shares of common stock equal to 10.0% of the shares to be issued in the offering (including shares contributed to the charitable foundation) (or possibly a greater number of shares if the plan is implemented more than one year after completion of the conversion). Stockholder approval of the stock-based benefit plans may not occur earlier than six months after the completion of the conversion. In calculating the pro forma effect of the stock options to be granted under stock-based benefit plans, it is assumed that the exercise price of the stock options and the trading price of the common stock at the date of grant were $10.00 per share. The fair value of stock options has been estimated at $ 3.48 per option using the Black-Scholes option pricing model, with the following assumptions; a grant-date share price and option exercise price of $10.00 and vesting to take place over five years. The actual value of option grants will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used in the option pricing model ultimately adopted. There can be no assurance that the actual exercise price of the stock options will be equal to the $10.00 price per share. If a portion of the shares to satisfy the exercise of options under the stock-based benefit plans is obtained from the issuance of authorized but unissued shares, our net income per share and stockholders’ equity per share would decrease. Assuming shares of common stock used to fund stock options (equal to 10.0% of the shares issued in the offering (including shares contributed to the charitable foundation)) are awarded through the use of authorized but unissued shares of common stock, stockholders would have their ownership and voting interests diluted by approximately 9.1%.
(5) Income per share computations are determined by taking the number of shares assumed to be issued in the offering (including shares contributed to the charitable foundation) and, in accordance with SOP 93-6, subtracting the employee stock ownership plan shares that have not been committed for release during the period and subtracting non-vested stock awards granted under one or more stock-based benefit plans. See note 2, above.
(6) The retained earnings of Farmington Bank will be substantially restricted after the conversion. See “Our Policy Regarding Dividends,” “The Conversion and Offering—Liquidation Rights” and “Supervision and Regulation.” The number of shares used to calculate pro forma stockholders’ equity per share is equal to the total number of shares to be outstanding upon completion of the offering.

COMPARISON OF VALUATION AND UNAUDITED PRO FORMA INFORMATION WITH AND WITHOUT THE FOUNDATION

As reflected in the table below, if the charitable foundation is not funded as part of the stock offering, RP Financial estimates that our pro forma valuation would be greater, and as a result, a greater number of shares of common stock would be issued in the offering. At the minimum, midpoint, maximum and adjusted maximum of the valuation range, our pro forma valuation is $ 114.9  million $ 135.2  million, $ 155.5  million and $ 178.8  million with the charitable foundation, compared to $ 119.4 , $ 140.5  million, $ 161.6 and $ 185.8  million without the charitable foundation. There is no assurance that in the event the chartable foundation were not funded, the appraisal prepared at that time would conclude that our forma market value would be the same as that estimated in the table below. Any appraisal prepared at that time would be based on the facts and circumstances existing at that time, including, among other things, market and financial conditions.

For comparative purposes only, set forth are certain pricing ratios and financial data and ratios at and for the year ended December 31, 2010 at the minimum, midpoint, maximum and adjusted maximum of the offering range, assuming the conversion and offering were completed at the beginning of the nine-month period, with and without the charitable foundation.

	Minimum of Offering Range				Midpoint of Offering Range				Maximum of Offering Range				Adjusted Maximum of Offering Range

	With Foundation		Without Foundation		With Foundation		Without Foundation		With Foundation		Without Foundation		With Foundation		Without Foundation
					(Dollars in Thousands, except per share amounts)

Estimated stock offering amounts	$110,500		$119,425		$130,000		$140,500		$149,500		$161,575		$171,925		$185,811
Pro forma market capitalization	114,920		119,425		135,200		140,500		155,480		161,575		178,802		185,811
Total assets	1,511,905		1,518,745		1,529,050		1,537,097		1,546,195		1,555,449		1,565,912		1,576,554
Total liabilities	1,321,637		1,321,637		1,321,637		1,321,637		1,321,637		1,321,637		1,321,637		1,321,637
Pro forma stockholders’ equity	190,268		197,108		207,413		215,460		224,558		233,812		244,275		254,917
Pro forma net income	4,372		4,415		4,289		4,339		4,205		4,263		4,110		4,176
Pro forma stockholders’ equity per share	16.56		16.50		15.34		15.34		14.44		14.47		13.66		13.72
Pro forma net income per share	0.41		0.40		0.34		0.33		0.29		0.29		0.25		0.24

Pro forma pricing ratios:
Offering price as percentage of pro forma stockholders’ equity per share	60.39%		60.61%		65.19%		65.19%		69.25%		69.11%		73.21%		72.89%
Offering price as percentage of pro forma net income per share	18.29	x	18.75	x	22.06	x	22.73	x	25.86	x	25.86	x	30.00	x	31.25	x

Pro forma financial ratios :
Return on assets (annualized)	0.29%		0.29%		0.28%		0.28%		0.27%		0.27%		0.26%		0.26%
Return on equity (annualized)	2.30%		2.24%		2.07%		2.01%		1.87%		1.82%		1.68%		1.64%
Equity to assets	12.58%		12.98%		13.56%		14.02%		14.52%		15.03%		15.60%		16.17%
Total shares issued	14,492,000		11,943,500		13,520,000		14,050,000		15,548,000		16,157,500		17,880,200		18,581,125

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

FCB is a Maryland corporation that was recently formed in connection with the conversion of the MHC from the mutual to the stock form of organization. The MHC currently owns all of the outstanding stock of Farmington Bank, a Connecticut-chartered savings bank. The MHC will cease to exist as a result of the conversion, and FCB will own all of the common stock of Farmington Bank.

Established in 1851, Farmington Bank is a full-service, community bank with 15 full service branch offices and 4 limited services offices, including our main office, located throughout Hartford County, Connecticut. Farmington Bank provides a diverse range of commercial and consumer services to businesses, individuals and governments across Central Connecticut. Farmington Bank is regulated by the Connecticut Department of Banking and the FDIC. Farmington Bank’s deposits are insured to the maximum allowable under the Deposit Insurance Fund, which is administered by the FDIC. Farmington Bank is a member of the FHLBB.

Our business is headed by a seasoned management team with experience in commercial and residential lending at financial institutions throughout New England. This management team was brought on commencing in 2008 following the planned retirement of our then President and Chief Executive Officer and soon thereafter, our Chief Financial Officer.  Our new management is highlighted by John J. Patrick Jr. , hired in March 2008 as our President and Chief Executive Officer.  Mr. Patrick was also named Chairman of our board of directors in July 2008, again succeeding the retiring Chairman. Mr. Patrick is a former President and Chief Executive Officer of TD Banknorth, Connecticut division and, prior to that, Mr. Patrick was President of Glastonbury Bank & Trust Co., now part of TD Bank. Mr. Patrick and the other members of our management team, including Gregory White, our Chief Financial Officer, Michael Schweighoffer, Chief Risk Officer and David Blitz, Director of Commercial Banking, each of whom joined Farmington Bank in 2009, have vast experience in such areas as commercial and consumer lending, credit analysis and risk management and in leading growth initiatives of other financial institutions. The goal of our new management team is to make Farmington Bank the premier commercial bank in Central Connecticut with an emphasis on growing our commercial loan assets and services.

On a consolidated basis, as of December 31, 2010, the MHC and Farmington Bank had approximately $1.4 billion in assets, $1.1 billion in deposits and total capital accounts of approximately $95.9 million.  From December 31, 2009 to December 31, 2010, we experienced asset growth of approximately $160.2 million or 13%. This included significant growth in loans during 2010 of $122.0 million, or 11.6%, the result of several factors, including our purchase of $34.0 million in residential loans, a $96.3 million increase in the commercial real estate portfolio, growth in our commercial real estate swap loan product and the implementation of a home equity line of credit promotional program. We believe we would have increased assets even further in 2010 had we not purposefully slowed our growth to conserve our regulatory capital ratios.

The growth in loans during 2010 included an increase of $104.7 million, or 20.0% in our commercial loan portfolio.  This compares to an increase in total loans during the period of December 31, 2009 to December 31, 2010 of $122.0 million, or 11.6%. At December 31, 2010 the commercial loan portfolio comprised 53.2% of our overall lending portfolio; it includes commercial real estate loans, commercial loans, construction loans and timeshare loans.     The growth in our commercial loan portfolio was partly driven by our  timeshare lending line of business.  As described below, we plan to gradually exit this business and dedicate more resources toward growing core commercial lending lines of business including commercial loans, commercial real estate loans and construction loans.   As of December 31, 2010, we employed 278 full-time equivalent employees.

We have increased assets over the past five years and, since 2008, emphasized commercial lending. However, commercial loans as a percentage of our total loans has declined over the past five years as result of increases in home equity loans, our purchase of residential real estate loans as investments, stricter underwriting standards (which results in our turning down certain loans) and capital constraints, as well as general economic factors experienced over the past few years.  During that period we have also experienced an increase in our nonperforming loans and a corresponding increase in our provision for loan losses.  The increased provision for loan losses, among other factors, resulted in lower net income over the past few years, especially in 2008 and 2009.  The reason for this is due predominately to deteriorating economic conditions over the past few years and increased loan loss provisions resulting from weakening credit quality and impairment of securities beginning in 2008.

Our Business Strategy

Our business strategy is to operate as a well-capitalized and profitable community bank for businesses, individuals and governments, with an ongoing commitment to provide quality customer service.

●
Maintaining a strong capital position in excess of the well-capitalized standards set by our banking regulators to support our current operations and future growth. Due to the significant growth achieved during the past few years, we are in need of additional capital to maintain capital levels in excess of the well-capitalized standards set by our regulators. The FDIC’s requirement for a “well-capitalized” bank is a total risk-based capital ratio of 10.0% or greater. As of December 31, 2010 our total risk-based capital ratio was 10.28%. During the past year, we were able to maintain our capital levels by selling appreciated mortgage backed securities, purchasing zero risk weighted investments and making certain other strategic operational decisions. The net proceeds from the offering will significantly strengthen our capital levels, which will enable us to implement strategic initiatives designed to maximize stockholder return and support our anticipated growth, increase lending capacity and achieve long-term success.

●
Increasing our focus on commercial lending and continuing to expand commercial banking operations. We will continue to focus on commercial lending and the origination of commercial loans using prudent lending standards. We plan to continue to grow our commercial lending portfolio, while enhancing our complementary business products and services. We have recently hired several experienced commercial lenders, centralized our commercial banking support staff to improve efficiency and effectiveness and added a small business banking group, a governmental banking group and cash management services.

●
Continuing to focus on residential and consumer lending and the implementation of our secondary market residential lending program. We offer traditional residential and consumer lending products and plan to continue to build a strong residential and consumer lending program that supports our newly implemented secondary market residential lending program. Under the secondary market residential lending program, we sell a majority of our fixed rate residential originations while retaining the loan servicing function. Our interest rate risk is mitigated by avoiding the addition of low-rate twenty and thirty-year fixed rate mortgages to our loan portfolios.

●
Maintaining asset quality and prudent lending standards. We will continue to originate all loans utilizing prudent lending standards in an effort to maintain strong asset quality. While our delinquencies and charge-offs have increased as a result of the downturn in the economy and slow recovery, we continue to diligently manage our collection function to minimize loan losses and non-performing assets. We will continue to employ sound risk management practices as we seek to expand our lending capacity.

●
Expanding our existing products and services and developing new products and services to meet the changing needs of consumers and businesses in our market area. We will continue to evaluate our consumer and business customers’ needs to ensure that we continue to offer relevant, up-to-date products and services.

●
Continuing expansion through de novo branching. The net proceeds from the offering will facilitate our ability to add de novo branch locations, enhancing our existing footprint and enabling us to provide our customers with increased access and service. Farmington Bank opened new branch offices in Glastonbury, Plainville and Berlin, Connecticut in 2010 and we are planning to open another branch in West Hartford during the first quarter of 2011. We intend to continue to explore opportunities to expand our branch network that are consistent with our strategic growth plans.

●
Taking advantage of acquisition opportunities that are consistent with our strategic growth plans. In addition to de novo branching, we intend to continue to evaluate opportunities to acquire other financial institutions and financial service related businesses in our current market area or contiguous market areas that will enable us to enhance our existing products and services and develop new products and services. We have no specific plans, agreements or understandings with respect to any expansion or acquisition opportunities.

●
Continuing to control non-interest expenses. As part of our strategic plan, we have begun implementing several programs designed to control costs. We monitor our expense ratios and plan to reduce our efficiency ratio by controlling expenses and increasing net interest income and non-interest income. We plan to continue to evaluate and improve the effectiveness of our business processes and our efficiency, utilizing information technology when possible.

Critical Accounting Policies

The accounting policies followed by us conform with the accounting principles generally accepted in the United States of America and general practices within the banking industry. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and could potentially result in materially different results under different assumptions and conditions. We believe that our most critical accounting policies, which involve the most complex subjective decisions or assessments, relate to allowance for loan losses, other-than-temporary impairment of investment securities, income taxes, pension and other post-retirement benefits. The following is a description of our critical accounting policies and an explanation of the methods and assumptions underlying their application.

Allowance for Loan Losses: The allowance for loan losses is maintained at a level believed adequate by management to absorb potential losses inherent in the loan portfolio as of the statement of condition date. The allowance for loan losses consists of a formula allowance following FASB ASC 450 – Contingencies and FASB ASC 310 - Receivables, The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management . This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available . The allowance consists of general, allocated and unallocated components , as further described below .

General component: The general component of the allowance for loan losses is based on historical loss experience adjusted for qualitative factors stratified by the following loan segments: residential real estate, commercial real estate, construction, installment, commercial, collateral, home equity line of credit, demand, revolving credit and resort. Commercial construction includes classes for commercial real estate construction and residential development, commercial real estate, construction, commercial and consumer. Management uses a rolling average of historical losses based on a time frame appropriate to capture relevant loss data for each loan segment. This historical loss factor is adjusted for the following qualitative factors: levels/trends in delinquencies; trends in volume and terms of loans; effects of changes in risk selection and underwriting standards and other changes in lending policies, procedures and practices; experience/ability/depth of lending management and staff; and national and local economic trends and conditions. There were no material changes in the Company’s policies or methodology pertaining to the general component of the allowance for loan losses during 2010.

The qualitative factors are determined based on the various risk characteristics of each loan segment. Risk characteristics relevant to each portfolio segment are as follows:

Residential real estate –residential real estate loans are generally originated in amounts up to 95.0% of the lesser of the appraised value or purchase price of the property, with private mortgage insurance required on loans with a loan-to-value ratio in excess of 80.0%. The Company generally does not grant subprime loans. All loans in this segment are collateralized by owner-occupied residential real estate and repayment is dependent on the credit quality of the individual borrower. Typically, all fixed-rate residential mortgage loans are underwritten pursuant to secondary market underwriting guidelines which include minimum FICO standards. The overall health of the economy, including unemployment rates and housing prices, will have an effect on the credit quality in this segment.

Commercial real estate – Loans in this segment are primarily income-producing properties throughout New England. The underlying cash flows generated by the properties are adversely impacted by a downturn in the economy as evidenced by increased vacancy rates, which in turn, will have an effect on the credit quality in this segment. Management obtains rent rolls annually and continually monitors the cash flows of these loans.

Construction loans – Loans in this segment include commercial construction loans, real estate subdivision development loans, to developers, licensed contractors and builders for the construction and development of commercial real estate projects and residential properties. Construction lending contains a unique risk characteristic as loans are originated under market and economic conditions that may change between the time of origination and the completion and subsequent purchaser financing of the property. In addition, construction subdivision loans and commercial and residential construction loans to contractors and developers entail additional risks as compared to single-family residential mortgage lending to owner-occupants. These loans typically involve large loan balances concentrated in single borrowers or groups of related borrowers. Real estate subdivision development loans to developers, licensed contractors and builders for the construction are generally speculative real estate development loans for which payment is derived from sale of the property. Credit risk is affected by cost overruns, time to sell at an adequate price, and market conditions. Construction financing is generally considered to involve a higher degree of credit risk than longer-term financing on improved, owner-occupied real estate. Residential construction credit quality is impacted by the overall health of the economy, including unemployment rates and housing prices.

Installment, Collateral, Demand and Revolving Credit– Loans in these segments include installment, demand, revolving credit and collateral loans, principally to customers residing in our primary market area with acceptable credit ratings. Our installment and collateral consumer loans generally consist of loans on new and used automobiles, loans collateralized by deposit accounts and unsecured personal loans. The overall health of the economy, including unemployment rates and housing prices, will have an effect on the credit quality in this segment. Excluding collateral loans which are fully collateralized by a deposit account, repayment for loans in these segments are dependent on the credit quality of the individual borrower.

Commercial– Loans in this segment are made to businesses and are generally secured by assets of the business. Repayment is expected from the cash flows of the business. A weakened economy, and resultant decreased consumer spending, will have an effect on the credit quality in this segment.

Home equity line of credit–Loans in this segment include home equity loans and lines of credit generally underwritten with a loan-to-value ratio generally limited to no more than 90%, including any first mortgage. Our home equity lines of credit have ten-year terms and adjustable rates of interest which are indexed to the prime rate. The overall health of the economy, including unemployment rates and housing prices, will have an effect on the credit quality in this segment.

Resort– Loans in this segment include direct receivable, inventory, pre-sale, homeowner association and acquisition & development loans to timeshare developer / operators and participations in timeshare loans originated by experienced timeshare lending institutions, and originates and sells timeshare participations to other lending institutions. Lending to this industry is generally done on a nationwide basis, as the majority of timeshare operators are located outside of the Northeast. The Company currently owns no acquisition & development loans, and a limited amount of inventory loans, homeowner association loans, and pre-sale loans. Receivable loans are typically underwritten utilizing a lending formula in which loan advances are based on a percentage of eligible consumer notes. In addition, these loans generally contain provisions for recourse to the developer, the obligation of the developer to replace defaulted notes, and parameters with respect to minimum FICO scores or average weighted FICO scores of the portfolio of pledged notes. The overall health of the economy, including unemployment rates and housing prices, will have an effect on the credit quality in this segment.

Allocated component: The allocated component relates to loans that are classified as impaired. Impairment is measured on a loan by loan basis for commercial real estate, construction, commercial and resort loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent. An allowance is established when the discounted cash flows (or collateral value) of the impaired loan is lower than the carrying value of that loan. The Company does not separately identify individual consumer and residential real estate loans for impairment disclosures, unless such loans are subject to a troubled debt restructuring agreement or they are nonaccrual loans with outstanding balances of $500,000 or more.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record , and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral dependent. Management updates the analysis quarterly. The assumptions used in appraisals are reviewed for appropriateness. Updated appraisals are obtained as needed or adjusted to reflect the estimated decline in the fair value based upon current market conditions for comparable properties.

The Company periodically may agree to modify the contractual terms of loans. When a loan is modified and a concession is made to a borrower experiencing financial difficulty, the modification is considered a troubled debt restructuring (“TDR”). All TDRs are initially classified as impaired.

Unallocated component:  An unallocated component is maintained, when needed, to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating allocated and general reserves in the portfolio. The Company’s Loan Policy allows management to utilize a high and low range of 0.0% to 5.0% of our total allowance for loan losses when establishing an unallocated allowance, when considered necessary . The unallocated allowance is used to provide for an unidentified loss that may exist in emerging problem loans that cannot be fully quantified or may be affected by conditions not fully understood as of the balance sheet date .

Beginning in 2007 and continuing in 2010, softening real estate markets and generally weak economic conditions have lead to declines in collateral values and stress on the cash flows of borrowers. These adverse economic conditions could continue placing further stress on the Company’s borrowers and resulting in increases in charge-offs, delinquencies and non-performing loans and lower valuations for the Company’s impaired loans, which could in turn impact significant estimates such as the allowance for loan losses and the effect could be material.

Other-than-Temporary Impairment of Securities: In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“FASB ASC”) 320-Debt and Equity Securities, a decline in market value of a debt security below amortized cost that is deemed other-than-temporary is charged to earnings for the credit related other-than-temporary impairment (“OTTI”) resulting in the establishment of a new cost basis for the security, while the non-credit related OTTI is recognized in other comprehensive income if there is no intent or requirement to sell the security. Management reviews the securities portfolio on a quarterly basis for the presence of OTTI. An assessment is made as to whether the decline in value results from company-specific events, industry developments, general economic conditions, credit losses on debt or other reasons. After the reasons for the decline are identified, further judgments are required as to whether those conditions are likely to reverse and, if so, whether that reversal is likely to result in a recovery of the fair value of the investment in the near term. If it is judged not to be near-term, a charge is taken which results in a new cost basis. Credit related OTTI for debt securities is recognized in earnings while non-credit related OTTI is recognized in other comprehensive income if there is no intent to sell or will not be required to sell the security. If an equity security is deemed other-than-temporarily impaired, the full impairment is considered to be credit-related and a charge to earnings would be recorded. Management believes the policy for evaluating securities for other-than-temporary impairment is critical because it involves significant judgments by management and could have a material impact on our net income.

Gains and losses on sales of securities are recognized at the time of sale on a specific identification basis. Marketable equity and debt securities are classified as either trading, available-for-sale, or held-to-maturity (applies only to debt securities). Management determines the appropriate classifications of securities at the time of purchase. At December 31, 2010 and 2009 , we had no debt or equity securities classified as trading. Held-to-maturity securities are debt securities for which we have the ability and intent to hold until maturity. All other securities not included in held-to-maturity are classified as available-for-sale. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Available-for-sale securities are recorded at fair value. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported in accumulated other comprehensive income, a separate component of equity, until realized. Further information relating to the fair value of securities can be found within Note 3 of the Notes to Consolidated Financial Statements.

Premiums and discounts on debt securities are amortized or accreted into interest income over the term of the securities using the level yield method.

Income Taxes: Deferred income taxes are provided for differences arising in the timing of income and expenses for financial reporting and for income tax purposes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We provide a deferred tax asset valuation allowance for the estimated future tax effects attributable to temporary differences and carryforwards when realization is determined not to be more likely than not.

We adopted the provisions of FASB ASC 740-10, “Accounting for Uncertainty in Income Taxes”, on January 1, 2007. FASB ASC 740-10 prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition issues. Pursuant to FASB ASC 740-10, we examine our financial statements, our income tax provision and our federal and state income tax returns and analyze our tax positions, including permanent and temporary differences, as well as the major components of income and expense, to determine whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. We recognize interest and penalties arising from income tax settlements as part of our provision for income taxes.

In December 1999, we created and have since maintained a “passive investment company” (“PIC”), as permitted by Connecticut law. At December 31, 2010 there were no material uncertain tax positions related to federal and state income tax matters. We are currently open to audit under the statute of limitations by the Internal Revenue Service and state taxing authorities for the years ended December 31, 2008 through 2010.   If the state taxing authority were to determine that the PIC was not in compliance with statutory requirements, a material amount of taxes could be due.

As of December 31, 2010, management believes it is more likely than not that the deferred tax assets will be realized through future reversals of existing taxable temporary differences. As of December 31, 2010, our net deferred tax asset was $ 11.4 million and there was no valuation allowance.

Pension and Other Post-retirement Benefits: We have a noncontributory defined benefit pension plan that provides benefits for substantially all employees hired before January 1, 2007 who meet certain requirements as to age and length of service. The benefits are based on years of service and average compensation, as defined in the plan. Our funding policy is to contribute annually the maximum amount that could be deducted for federal income tax purposes, while meeting the minimum funding standards established by the Employee Retirement Income Security Act of 1974.

In addition to providing pension benefits, we provide certain health care and life insurance benefits for retired employees. Participants or eligible employees hired before January 1, 1993 become eligible for the benefits if they retire after reaching age 62 with fifteen or more years of service. A fixed percent of annual costs are paid depending on length of service at retirement. We accrue for the estimated costs of these other post-retirement benefits through charges to expense during the years that employees render service. We make contributions to cover the current benefits paid under this plan. Management believes the policy for determining pension and other post-retirement benefit expenses is critical because judgments are required with respect to the appropriate discount rate, rate of return on assets, salary increases and other items. Management reviews and updates these assumptions annually. If our estimate of pension and post-retirement expense is too low we may experience higher expenses in the future, reducing our net income. If our estimate is too high, we may experience lower expenses in the future, increasing our net income. For a discussion of Recent Accounting Pronouncements, see “–Recent Accounting Pronouncements” and “CONSOLIDATED FINANCIAL STATEMENTS – Notes to Consolidated Financial Statements – Note 1 – Summary of Significant Accounting Policies”.

Comparison of Financial Condition at December 31, 2010 and December 31, 2009

Our total assets increased $ 161.0 million, or 12.9%, to $ 1.4 billion at December 31, 2010, from $1.3 billion at December 31, 2009, primarily due to a $ 42.3 million increase in our investment portfolio and a $ 117.9 million increase in net loans .

Our investment portfolio totaled $ 166.7 million, or 11.8 % of total assets, and $124.4 million, or 9.9% of total assets, respectively, at December 31, 2010 and December 31, 2009. Available-for-sale investment securities increased $ 41.7 million, or 34.3%, to $ 163.0 million at December 31, 2010 from $121.4 million at December 31, 2009, primarily due to purchases totaling $ 321.7 million of U.S. treasury obligations and U.S. government agency obligations used to collateralize municipal deposits and repurchase agreements and a decrease of $ 279.3 million in principal repayments or sold matured mortgage-backed securities. At December 31, 2010 and December 31, 2009, respectively, the securities available-for-sale portfolio was comprised of $ 124.0 million and $5.0 million in U.S. treasury obligations and U.S. government agency obligations, $ 32.3 million and $106.2 million in government sponsored residential mortgage-backed securities, $ 1 .1 million and $1.5 million in corporate debt securities, $ 44,000 and $90,000 in trust preferred debt securities, $ 406,000 and $ 1.4 million in marketable equity securities, $ 3.3 million and $5.1 million in mutual funds and $1.9 million and $2.0 million in trust preferred equity securities. Securities held-to-maturity increased $ 662,000, or 22.0%, to $ 3.7  million at December 31, 2010 from $3.0 million at December 31, 2009.

The net unrealized gains on securities available-for-sale, on a pre-tax basis, decreased $ 2.4 million to $ 1.7 million at December 31, 2010 from $ 4.1 million at December 31, 2009. The decrease in the net unrealized gains on investment securities available-for-sale reflects the sale of two mortgage-backed securities and several marketable equity securities for a net gain of $ 1.7 million  and unrealized holding losses totaling $ 297,000 . The held-to-maturity securities portfolio had an amortized cost of $ 3.7 million at December 31, 2010 comprised of a $3.0 million trust preferred security,  $ 663,000 municipal debt securities and two mortgage-backed securities totaling $9,000 that had an aggregate fair market value of $ 3.7 million, compared to an amortized cost of $3.0 million at December 31, 2009, comprised of a $3.0 million trust preferred security and $ 10,000 in mortgage-backed securities that had an aggregate fair market value of $3.0 million. Principal payments totaling $1,000 were made in held-to-maturity securities ended December 31, 2010. During 2010, the only purchases designated as held-to-maturity were the $ 663,000 municipal debt securities . At December 31, 2010, our available-for-sale investment securities portfolio gross unrealized losses equaled $ 297,000, of which $ 292,000 was from securities that had been in a loss position of twelve months or more. The gross unrealized losses at December 31, 2010 were primarily comprised of a $ 288,000 unrealized loss on a preferred equity security that has been in a loss position since 2007 with a gross unrealized loss of $ 297,000 and $ 368,000 at December 31, 2010 and 2009 , respectively. Management does not believe that the unrealized loss represents and other-than-temporary impairment .

Net loans receivable increased $117.9 million to $1.2 billion at December 31, 2010 from $1.0 billion at December 31, 2009. The increase was primarily due to a $96.3 million, or 36.3%, increase in commercial real estate loans, an $8.1 million, or 7.7%, increase in commercial loans, a $15.2 million, or 22.8%, increase in home equity lines of credit and a $22.4 million, or 27.1%, increase in resort (timeshare) loans, offset by a $22.1 million, or 32.1%, decrease in construction loans. The significant growth in loans during 2010 was a result of several factors, including our purchase of $34.0 million in residential loans, a $96.3 million increase in the commercial real estate portfolio, growth in our commercial real estate swap loan product and the implementation of a home equity line of credit promotional program. At December 31, 2010 and December 31, 2009, respectively, the loan portfolio consisted of $453.6 million and $446.9 million in residential real estate loans, $361.8 million and $265.5 million in commercial real estate loans, $46.6 million and $68.7 million in construction loans, $12.6 million and $16.4 million in installment loans, $112.5 million and $104.5 million in commercial loans, $81.8 million and $66.7 million in home equity lines of credit loans, $105.2 and $82.8 million in resort (timeshare) loans and $2.3 million and $3.0 million in collateral, demand and revolving credit loans.

The allowance for loan losses increased $ 4.4 million to $ 20.7 million at December 31, 2010 from $16.3 million at December 31, 2009. The increase was primarily due to a $ 4.9 million allocation made during 2010 for a $ 4.9 million impaired resort (timeshare) loan. Impaired loans increased to $ 31.0 million as of December 31, 2010 from $16.4 million as of December 31, 2009. Non-performing loans increased to $ 17.7 million at December 31, 2010 from $14.8 million as of December 31, 2009. At December 31, 2010, the allowance for loan losses represented 1.76 % of total loans and 117.0 % of non-performing loans, compared to 1.6% of total loans and 109.9% of non-performing loans as of December 31, 2009. Net charge-offs for 2010 were $ 2.4 million, or 0.21%, to average loans outstanding for the period.

Bank-owned life insurance increased $ 5.7 million to $ 19.7 million at December 31, 2010 from $14.0 million at December 31, 2009 primarily due to the purchase of an additional $5.0 million in bank-owned life insurance to offset costs incurred in connection with supplemental executive compensation plans executed in 2009.

Premises and equipment increased $ 1.6 million to $ 21.9 million at December 31, 2010 from $20.3 million at December 31, 2009, primarily due to the purchases and renovations of our three new branches (Glastonbury , Plainville and Berlin, Connecticut) that we opened in 2010.

Deposits increased $ 114.6 million, or 11.5%, to $ 1.1 billion at December 31, 2010 from $993.9 million at December 31, 2009. Interest-bearing deposits grew $ 93.3 million, or 10.8%, to $ 958.3 million at December 31, 2010 from $865.0 million at December 31, 2009 . Noninterest-bearing demand deposits totaled $ 150.2 million at December 31, 2010, an increase of $ 21.3 million from December 31, 2009. At December 31, 2010 and December 31, 2009, respectively, interest-bearing deposits consisted of $ 217.2 million and $151.8 million in NOW accounts, $ 158.2 million and $146.9 million in money market accounts, $ 129.1 million and $119.5 million in savings accounts, $ 453.7 million and $446.7 million in time deposits and $ 137,000 and $130,000 in club accounts. The $ 93.3 million increase in interest-bearing deposits from December 31, 2009 to December 31, 2010 was primarily due to a $ 65.4 million, or 43.1%, increase in NOW accounts that was largely attributable to a $ 62.7 million increase in NOW account balances held by municipalities during the period. The increase in low cost municipal deposits is due to the significant number of new municipal relationships developed by our new government banking group established during the second half of 2009. Our deposit base was also positively impacted by the opening of three new branches during 2010. Our weighted-average rate paid on deposits outstanding at December 31, 2010 declined 20 basis points to 0.7 % from 0.9% at December 31, 2009.

Federal Home Loan Bank advances increased $ 9.0 million, or 14.5%, to $ 71.0 million at December 31, 2010 from $62.0 million at December 31, 2009. Our repurchase liabilities increased $ 33.9 million to $ 84.0 million at December 31, 2010 from $50.1 million at December 31, 2009 due to an increase in our business checking customers using our repurchase swap product where excess funds are swept daily into a collateralized account.

Total capital accounts increased $ 1.3 million, or 1.4%, to $ 95.0 million at December 31, 2010 compared to $93.7 million at December 31, 2009. This was primarily due to earnings of $ 4.9 million, offset by a decrease in net unrealized gains on securities available-for-sale of $ 1.6 million and $2.0 million change in accumulated other comprehensive loss related to employee benefit plans, net of tax effects . Our total risk weighted capital to risk weighted assets declined from 10.47 % at December 31, 2009 to 10.28 % at December 31, 2010, which is 28 basis points above the 10.0% minimum total risk-based capital ratio that the FDIC regulation requires us to maintain in order to be considered well capitalized. During 2010, we were able to maintain our capital levels by selling appreciated mortgage-backed securities, purchasing zero-risk weighted investments and making certain other strategic operational decisions. The net proceeds from the offering will significantly strengthen our capital levels allowing us to aggressively pursue our strategic initiatives.

Comparison of Operating Results for the Year Ended December 31, 2010 to the Year Ended December 31, 2009

Our results of operations depend primarily on net interest income, which is the difference between the interest income from earning assets, such as loans and investments, and the interest expense incurred on interest-bearing liabilities, such as deposits and borrowings. We also generate noninterest income, including service charges on deposit accounts, mortgage servicing income, bank-owned life insurance income, safe deposit box rental fees, brokerage fees, insurance commissions and other miscellaneous fees. Our noninterest expense primarily consists of employee compensation and benefits, occupancy and equipment costs and other noninterest expenses. Our results of operations are also affected by our provision for loan losses.

The following discussion provides a summary and comparison of our operating results for years ended December 31, 2010 and 2009.

Income Statement Summary:

	Years Ended December 31,

	2010	2009	$ Change	% Change
	(Dollars in thousands)

Net interest income	$49,450	$40,567	$8,883	21.9%
Provision for loan losses	6,694	7,896	(1,202)	( 15.2	) %
Noninterest income ( loss )	6,889	3,635	3,254	89.5%
Noninterest expense	42,674	35,242	7,432	21.1%
Income before income taxes	6,971	1,064	5,907	555.2%
Provision for Income taxes	2,102	175	1,927	1101.1%
Net income	$4,869	$889	$3,980	447.7%

For the year ended December 31, 2010, net income increased by $ 4.0 million to $ 4.9 million, compared to a $ 889,000 net income for the year ended December 31, 2009. The increase in net income primarily resulted from an $ 8.9 million increase in net interest income, a $ 1.2 million decrease in the provision for loan losses and a $ 3.3 million increase in noninterest income, which was partially offset by an increase of $ 7.4 million in noninterest expense and a $ 1.9 million increase in the income tax provision. The increase in net interest income was the result of a $ 3.1 million, or 5.3%, increase in interest income and a reduction of $ 5.8 million, or 33.3%, in interest expense. The increase in noninterest income was primarily due to an increase of $ 285,000 in fees for customer services, a $ 1.7 million increase on gains on sale of investment securities, a $160,000 increase due to the absence of investment impairments, a $ 177,000 increase in bank-owned life insurance and a $ 227,000 increase in other noninterest income. The increase in noninterest expense was attributable to an increase of $ 4.8 million, or 26.1%, in salary and benefit expense, a $ 1.1 million increase in occupancy expense, a $ 967,000 increase in furniture and equipment expense, a $ 1.0 million increase in marketing premiums, which was partially offset by a $ 412,000 decline in FDIC insurance premiums and a $75,000 decrease in other noninterest expense , when compared to the same period in 2009. The provision for income taxes increased $ 1.9 million to $ 2.1 million for the year ended 2010 compared to   tax expense of $175,000 in 2009 as a result of an increase in taxable income.

Net Interest Income: Net interest income is determined by the interest rate spread (i.e., the difference between the yields earned on interest-earning assets and the rates paid on interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities. Net interest income before the provision for loan losses was $ 49.5 million for the year ended December 31, 2010, compared to $ 40.6 million for the same period in 2009. The $ 8.9 million, or 21.9%, increase in net interest income was primarily due to a $ 3.1 million, or 5.3%, increase in interest income and a reduction of $ 5.8 million, or 33.3%, in interest expense. Average interest-earning assets increased by $ 178.3 million, or 15.7%, to $1.3 billion during the year   ended December 31, 2010 when compared to the same period in the prior year. Average interest-bearing liabilities increased $ 168.3 million, or 17.4%, to $1.1 billion during year ended December 31, 2010 when compared to December 31, 2009.   Our net interest rate spread increased 32 basis points to 3.63 % during 2010 from 3.31 % for 2009, primarily due to a 77 basis point decline in the weighted average cost of interest-bearing liabilities to 1.02 % for the year ended December 31, 2010 from 1.79 % during the year ended December 31, 2009.

Interest and Dividend Income: For the year ended December 31, 2010, interest and dividend income increased $ 3.1 million, or 5.3%, to $ 61.1 million from $ 58.0 million for the same period in the prior year. Our average interest-earning assets for the year ended December 31, 2010, grew by $ 178.3 million, or 15.7%, to $1.3 billion from $1.1 billion in the prior year, while the yield on average interest-earning assets decreased 45 basis points to 4.65 % from 5.10%. A decline of $ 6.4 million in the average balance of securities for the year ended December 31, 2010 when compared to December 31, 2009, coupled with a 1.55 basis point decline in the yield resulted in a $ 2.5 million, or 35.7%, reduction in the interest and dividends on investments. Interest income on loans receivable increased $ 5.7 million, or 11.2%, to $56.1 million for the year ended December 31, 2010 from $50.5 million for the prior year due to an increase of $ 177.1 million, or 19.3%, in the average balance of loans receivable, partially offset by a 37 basis point decline in the weighted average yield. Other interest income earned on federal funds sold and other short-term investments declined $ 98,000 to $ 495,000 for the year ended December 31, 2010 when compared to $ 593,000 for the year ended December 31, 2009. The decline was due to a 23 basis points reduction in the yield earned for the year ended December 31, 2010 when compared to December 31, 2009.

Interest Expense: Interest expense for the year ended December 31, 2010 declined $ 5.8 million, or 33.3%, to $ 11.6 million from $ 17.4 million for the year ended December 31, 2009. This primarily resulted from a 80 basis points decline in the average cost of interest-bearing deposits to 0.84 % for the year ended December 31, 2010 from 1.64 % during 2009 .   The decrease in the cost of funds was primarily due to the impact the sustained low interest rate environment had on our time deposits during the year ended December 31, 2010. The decline in the average cost of interest-bearing liabilities was largely attributable to our implementation of a more disciplined pricing strategy for time deposits where we reduced short-term rates, maintained longer-term rates at a competitive rate and reduced our rate concession practices for customers who did not utilize multiple bank services. This resulted in a $ 40.5 million, or 8.6%, decline in the average balance of time deposits for the year ended December 31, 2010 when compared to the average balance for the year ended December 31, 2009. The cash outflow of matured time deposits was offset with lower cost municipal deposit accounts opened by our new government banking group. The government banking group assisted in increasing the municipal NOW and money market accounts year-to-date average balance outstanding to $ 426.3 million at December 31, 2010 from $ 236.4 million at December 31, 2009.

Average outstanding advances from the Federal Home Loan Bank of Boston were $ 66.6 million for the year ended December 31, 2010, a decrease of $ 10.4 million when compared to December 31, 2009. The average rate paid on these borrowings was 3.23 % for the year ended December 31, 2010, or 32 basis lower than the average rate of 3.55 % for the year 2009. The decrease in the average rate for Federal Home Loan Bank borrowings resulted from the maturity of $ 14.0 million of higher-cost borrowings in 2010 being replaced with $20.0 million of lower-cost borrowings as of December 31, 2010.

Provision for Loan Losses: The allowance for loan losses is maintained at a level management determined to be appropriate to absorb estimated credit losses that are both probable and reasonably estimable at the dates of the financial statements. Management evaluates the adequacy of the allowance for loan losses on a quarterly basis and charges any provision for loan losses needed to current operations. The assessment considers historical loss experience, historical and current delinquency statistics, the loan portfolio segment and the amount of loans in the loan portfolio, the financial strength of the borrowers, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, and prevailing economic conditions and other credit quality indicators .

Management recorded a provision for loan losses of $ 6.7 million for the year ended December 31, 2010 which is a decline of $ 1.2 million from the provision of $ 7.9 million recorded during the year ended December 31, 2009 . The provision recorded is based upon management’s analysis of the allowance for loan losses necessary to absorb the estimated credit losses in the loan portfolio for the period primarily due to the slow economic recovery within our market area and the resulting increase in non-performing loans and delinquent loans.

At December 31, 2010, the allowance for loan losses totaled $ 20.7 million, or 1.8 % of total loans and 117.0 % of non-performing loans, compared to an allowance for loan losses of $ 16.3 million which represented 1.6% of total loans and 109.9 % of non-performing loans at December 31, 2009.  The increase of $4.4 million in allowance for loan losses in 2010 is primarily the result of a specific allocation of $4.9 million for a $4.9 million nonperforming timeshare loan.

Noninterest Income (Loss): Sources of noninterest income primarily include banking service charges on deposit accounts, brokerage and insurance fees, bank-owned life insurance and mortgage servicing income. Other-than-temporary impairment of securities are also included in noninterest income (loss).

The following table summarizes noninterest income for the year ended December 31, 2010 and December 31, 2009:

	Years Ended December 31,
	2010	2009	$ Change	% Change
	( Dollars in thousands)
Other-than-temporary impairment losses on securities	$-	$(160)	$160	100.0%
Fees for customer services	3,061	2,776	285	10.3%
Net gain ( loss ) on sales of investments	1,686	-	1,686	100.0%
Gain ( loss ) on loans sold	822	86	736	855.8%
Brokerage fee income	377	394	(17)	( 4.3	) %
Bank-owned life insurance income	667	490	177	36.1%
Other	276	49	227	463.3%
Total noninterest income (loss)	$6,889	$3,635	$3,254	89.5%

Noninterest income increased by $ 3.3 million to $ 6.9 million for the year ended December 31, 2010, compared to $ 3.6 million for the year ending December 31, 2009. There were net gains from the sale of securities of $ 1.7 million in 2010 compared to no gains or losses experienced in the year ended December 31, 2009. We sold appreciated marketable equity securities and appreciated mortgage-backed securities to bolster our risk based capital ratio to ensure we remained well capitalized. Fees for customer services increased $ 285,000, or 10.3%, to $ 3.1 million for the year ended December 31, 2010 compared to $ 2.8 million for the year ended December 31, 2009 primarily due to increases of $ 120,000 in debit card exchange fees earned and $ 116,000 in cash management service fees. The gain on the sale of fixed-rate residential mortgage loans increased by $ 736,000 to $ 822,000 for the year ended December 31, 2010 when compared to the $ 86,000 gain during the same period in 2009 as a result of the commencement of our secondary marketing residential lending program in the third quarter of 2010.   Income earned on bank-owned life insurance increased $ 177,000 in the year ended December 31, 2010 compared to the year ended December 31, 2009 as a result of our purchase of $5.0 million in additional insurance policies during the past year. We did not have any other-than-temporary impairment of securities in the year ended December 31, 2010 compared to a loss of $160,000 in the year ended December 31, 2009.

Noninterest Expense: The following table summarizes noninterest expense for the year ended December 31, 2010 and December 31, 2009:

	Years Ended December 31,
	2010	2009	$ Change	% Change
	( Dollars in thousands)
Salaries and employee benefits	$23,221	$18,413	$4,808		26.1%
Occupancy expense	4,142	2,993	1,149		38.4%
Furniture and equipment expense	4,022	3,055	967		31.7%
FDIC assessments	1,760	2,172	(412)	( 19.0	) %
Marketing expense	2,583	1,588	995		62.7%
Other operating expense(1)	6,946	7,021	(75)	(1.1	) %
Total noninterest expense	$42,674	$35,242	$7,432		21.1%

(1)   Includes directors’ fees and expenses totaling $383,400 and $350,800 for the years ended December 31, 2010 and 2009 , respectively.

Noninterest expense increased $ 7.4 million, or 21.1%, to $ 42.7 million for the year ended December 31, 2010 compared to $ 35.2 million for the year ended December 31, 2009 . Salary and employee benefits expense increased $ 4.8 million which was mainly attributable to the addition of 48 full time equivalent employees to support our commercial lending, accounting and loan workout areas, three  new branches that opened during 2010 and the implementation of cash management, government banking and a small business lending department. In addition, salary and employee benefits increased by $ 676,000 for the year ended December 31, 2010 compared to 2009 in connection with supplemental retirement agreements entered into during December 2009 and a new phantom stock plan offered in 2009. Please see “COMPENSATION DISCUSSION AND ANALYSIS” for more information with respect to the supplemental retirement agreements and phantom stock plan. Occupancy expense increased $ 1.1 million, or 38.4%, to $ 4.1 million for the year ended December 31, 2010 compared to $ 3.0 million for 2009 due to expenses totaling $ 1.0 million relating to the occupation of our new leased corporate headquarters in October 2009 and $ 229,000 associated with the opening of our Glastonbury , Plainville and Berlin branches during 2010, which expense was partially offset by a $ 84,000 reduction in other occupancy expenses. The $ 967,000 increase in furniture and equipment expense in the year ended December 31, 2010 as compared to the year ended December 31,   2009 was primarily the result of $ 451,000 of depreciation and other maintenance costs incurred in connection with the installation of new teller cash recyclers and coin counters in all of our branches, $ 417,000 in furniture and equipment depreciation and other costs incurred in connection with relocating to our new headquarters and $ 222,000 in depreciation and other costs in connection with three new branches opened during 2010, offset by a decrease in operating lease expense of $137,000 due to an early cancellation fee incurred in 2009 . We moved to our new headquarters to promote greater efficiency, unify our departments and leadership team and create an environment to support our continued growth. We also incurred FDIC assessments of $ 1.8 million in the year ended December 31, 2010, representing a $ 412,000 decrease from the year ended December 31, 2009 primarily due to the $560,000 special assessment charged by the FDIC in 2009 in an effort to restore the FDIC insurance fund. Marketing expenses increased by $ 995,000, or 62.7%, to $ 2.6 million largely due to the costs associated with the implementation of a marketing re-branding program related to our name change to Farmington Bank from Farmington Savings Bank, expenses incurred with the opening of three  new branches and costs related to website upgrades. Other operating expense decreased by $ 75,000 to $ 6.9 million due to various decreases in operating costs during the year ended December 31, 2010 compared to the year ended December 31, 2009.

Income Tax Provision: Income tax provision for the year ended December 31, 2010 was $ 2.1 million, an increase of $ 1.9 million from the year ended December 31, 2009 .   The effective tax rate was 30.2 % and 16.4 % of pretax income for the year ended December 31, 2010 and 2009, respectively. The effective tax rate differed from the statutory rate of 34 % for the years ended December 31, 2010 and 2009 primarily due to the preferential tax treatment of corporate dividends received and non-taxable earnings on bank-owned life insurance and municipal investments.

Comparison of Operating Results for the Year Ended December 31, 2009 to the Year Ended December 31, 2008

The following discussion provides a summary and comparison of our operating results for the years ended December 31, 2009 and 2008.

Income Statement Summary:

	Years Ended December 31,
	2009	2008	$ Change	% Change
	( Dollars in thousands)

Net interest income	$40,567	$33,113	$7,454	22.5%
Provision for loan losses	7,896	2,117	5,779	273.0%
Noninterest income (loss)	3,635	(560)	4,195	749.1%
Noninterest expense	35,242	27,877	7,365	26.4%
Income before income taxes	1,064	2,559	(1,495)	(58.4)%
Provision for income taxes	175	613	(438)	(71.5)%
Net income	$889	$1,946	$(1,057)	(54.3)%

We had net income of $889,000 for the year ended December 31, 2009 compared to a net income of $1.9 million for 2008. When comparing 2009 to 2008, net interest income increased $7.5 million, or 22.5%, primarily due to an increase of $4.4 million in mortgage interest and fees on loans and a decline in interest expense of $5.2 million. The $5.8 million, or $273.0%, increase in the provision for loan losses to $7.9 million in 2009 from $2.1 million in 2008 was a result of management’s determination that an increase in the allowance for loan losses was necessary to absorb the estimated credit losses in the loan portfolio attributable to the growth of the portfolio, the continued decline in economic conditions within our market area and the resulting increase in non-performing loans. Non-performing loans increased from $6.1 million as of December 31, 2008 to $14.8 million as of December 31, 2009. At December 31, 2009, the allowance for loan losses represented 1.6% of total loans and 110.0% of non-performing loans, compared to 1.2% of total loans and 162.8% of non-performing loans as of December 31, 2008. Losses from other-than-temporary impairment of securities were $160,000 for the year ended December 31, 2009 compared to $5.2 million for the year ended December 31, 2008, causing the change in noninterest income (loss) between the periods. Noninterest income increased by $4.2 million to $3.6 million and noninterest expense increased by $7.4 million to $35.2 million in 2009 from 2008. The $7.4 million increase in noninterest expense was primarily due to increases in salaries and employee benefits, FDIC assessments, furniture and equipment expenses, marketing expenses and other related expenses. Income before taxes decreased $1.5 million to $1.1 million for the year ending December 31, 2009 from income before taxes of $2.6 million for the prior year.

Net Interest Income: Net interest income before the provision for loan loss increased 22.5% to $40.6 million for the year ended December 31, 2009, compared to $33.1 million for the year ended December 31, 2008, primarily due to an increase of $4.4 million in mortgage interest and fees on loans and a decline in interest expense of $5.2 million. Our net interest rate spread increased to 3.3% for the year ended December 31, 2009 from 2.9% for the year ended December 31, 2008. Average interest-earning assets increased $160.6 million, or 16.5%, to $1.1 billion for the year ended December 31, 2009 from $975.3 million for the prior year.

Interest and Dividend Income: Interest and dividend income increased $2.3 million, or 4.1%, to $58.0 million for the year ended December 31, 2009 from $55.7 million the prior year. The increase in interest and dividend income from 2008 to 2009 was due primarily to a $162.4 million increase in the average balance of loans receivable to $918.7 million from $756.3 million and a $31.2 million increase in the average balance of federal funds sold and other short-term investments and interest-earning assets to $63.5 million from $32.3 million, offset by a $36.1 million decrease in the average balance of investment securities to $146.2 million from $182.3 million and a 61 basis point decline in the yield on interest-earning assets to 5.10%. The average loan yield for the year ended December 31, 2009 decreased 53 basis points to 5.49% from 6.02% compared to the prior year as a result of the lower interest rate environment in 2009, as well as the scheduled repricing of certain adjustable rate mortgages. Interest and dividend income on securities decreased to $6.9 million for the year ended December 31, 2009 from $8.8 million for the year ended December 31, 2008, which was primarily attributable to a decline in the average securities available-for-sale of $36.1 million, or 19.8%.

Interest Expense: Interest expense for the year ended December 31, 2009 decreased 23.0% to $17.4 million from $22.6 million for the year ended December 31, 2008. The decrease in interest expense for the year ended December 31, 2009 compared to the prior year was attributable to a 98 basis point decline in the average rate paid from 2.77% in 2008 to 1.79% in 2009 as a result of the falling rate environment, partially offset by a $153.2 million increase average interest-bearing liabilities. For the year ended December 31, 2009, average interest-bearing liabilities rose 18.8% to $969.8 million from $816.6 million for the year ended December 31, 2008. For the year ended December 31, 2009, average noninterest-bearing deposits increased $3.2 million, or 2.9%, to $114.1 million from $110.9 million for the year ended December 31, 2008.

Provision for Loan Losses: Management recorded a provision of $7.9 million for the year ended December 31, 2009, an increase of $5.8 million compared to the year ended December 31, 2008. The provision recorded is based upon management’s analysis of the allowance for loan losses necessary to absorb the estimated credit losses in the loan portfolio for the period primarily due to the growth in the loan portfolio, the continued decline in economic activity within our market area and the resulting increase in non-performing loans. Non-performing loans increased from $6.1 million as of December 31, 2008 to $14.8 million as of December 31, 2009. At December 31, 2009, the allowance for loan losses totaled $ 16.3 million, or 109.9% of non-performing loans and 1.6% of total loans, compared to $10.0 million at December 31, 2008, or 162.8% of non-performing loans and 1.2% of total loans. We experienced net loan charge-offs of $1.5 million in 2009 compared with net charge-offs of $289,000 in 2008. The increase in loan charge-offs was primarily due to the impact of continued decline in the economic conditions in our marketplace on our borrowers. Delinquencies in our loan portfolio also increased as a result of the market conditions.

Noninterest Income (Loss): The following table summarizes noninterest income for the years ended December 31, 2009 and 2008:

	Year Ended December 31,
	2009	2008	$ Change	% Change
		( Dollars in thousands)
Other-than-temporary impairment losses on securities	$(160)	$(5,176)	$5,016	96.9%
Fees for customer service	2,776	2,594	182	7.0%
Net loss on sales of investments	-	(30)	30	100.0%
Gain on real estate investment	-	701	(701)	(100.0)%
Gain (loss) on loans sold	(39)	123	(162)	(131.7)%
Brokerage fee income	394	408	(14)	(3.4)%
Bank-owned life insurance income	490	520	(30)	(5.8)%
Other	174	300	(126)	(42.0)%
Total noninterest income (loss)	$3,635	$(560)	$4,195	749.1%

Noninterest income (loss) increased by $4.2 million to $3.6 million for the year ended December 31, 2009, compared to ($560,000) for 2008. There were net losses experienced in the amount of $30,000 from the sale of securities in 2008. Noninterest income included other-than-temporary impairment charges totaling $160,000 for 2009 compared to $5.2 million of other-than-temporary impairment charges during the year ended December 31, 2008. Other-than-temporary impairment charges in 2009 were comprised of a trust preferred bond. Fees for customer services increased $182,000, or 7.0%, to $2.8 million for the year ended December 31, 2009 compared to $2.6 million for the prior year primarily due to increases in ATM fees, insurance fees earned and miscellaneous fees. In 2008 a gain on real estate investment of $701,000 was recognized. There was no gain on real estate investment recognized during the year ended December 31, 2009.

Noninterest Expense: Noninterest expense increased by $7.3 million, or 26.4%, to $35.2 million for the year ended December 31, 2009 from $27.9 million for the year ended December 31, 2008.

The following table summarizes noninterest expense for the years ended December 31, 2009 and 2008:

	Years Ended December 31,
	2009	2008	$ Change	% Change
	(Dollars in thousands)
Salaries and employee benefits	$18,413	$14,681	$3,732	25.4%
Occupancy expense	2,993	2,951	42	1.4%
Furniture and equipment expense	3,055	2,658	397	14.9%
FDIC assessments	2,172	292	1,880	643.8%
Marketing expense	1,588	1,224	364	29.7%
Other expense (1)	7,021	6,071	950	15.6%
Total noninterest expense	$35,242	$27,877	$7,365	26.4%

(1) Includes directors’ fees and expenses of $351,000 and $308,000 for the years ended December 31, 2009 and 2008, respectively.

The $3.7 million increase in salary and employee benefits was mainly attributable to a $2.8 million increase in salary costs when compared to the same period in the prior year. The increased salary costs were due to the addition of 14 full-time equivalent employees during 2009, which included several new officers in the areas of commercial banking, government banking, marketing, cash management and finance. Other increases in salary and employee benefits included increased costs of $236,000 in pension expense, $223,000 in employment taxes, $142,000 in 401(k) Plan expense and $142,000 in workmen’s compensation insurance when compared to the same period in the prior year, as well as the inclusion of directors’ fees and expenses in this expense category. The $397,000 increase in furniture and equipment expense for 2009 as compared to 2008 was primarily the result of furniture and equipment depreciation, costs incurred in connection with relocating to our new corporate headquarters and an increase in equipment lease payments. FDIC assessments increased $1.9 million in 2009 from 2008 as a result of a $560,000 special premium and increased deposit assessment rates levied by the FDIC for the purpose of restoring the federal deposit insurance fund. Other noninterest expense increased $950,000, or 15.6%, in 2009 from the prior year due to an increase of $240,000 in audit fees, $143,000 in the provision for the off-balance sheet commitments reserve, $95,000 in correspondent bank services, $91,000 in collection expense, $88,000 in legal costs, $72,000 in OREO expenses and $221,000 in various other operating expenses. Marketing expenses increased by $364,000, or 29.7%, to $1.6 million largely due to costs associated with increases in marketing research, giveaways and special promotions and print and media advertising used to expand our visibility within our targeted markets.

Income Tax Provision: Due to net income of $ 889,000 in 2009, we had an income tax provision of $175,000 in 2009 compared to an income tax provision of $613,000 in 2008. The effective tax rate was 16.4% and 24.0% for the years ended December 31, 2009 and 2008, respectively. The effective tax rate differed from the statutory rate of 34.0% for the years ended December 31, 2009 and 2008 primarily due to the preferential tax treatment of corporate dividends received and non-taxable earnings on bank-owned life insurance and municipal investments.

Management of Market and Interest Rate Risk

General: The majority of our assets and liabilities are monetary in nature. Consequently, our most significant form of market risk is interest rate risk. Our assets, consisting primarily of loans and available-for-sale investment securities, generally have longer contractual maturities than our liabilities, consisting primarily of deposits. As a result, a principal part of our business strategy is to manage interest rate risk and reduce the exposure of our net interest income to changes in market interest rates. Accordingly, our board of directors has established an asset/liability committee which is responsible for (i) evaluating the interest rate risk inherent in our assets and liabilities, (ii) determining the level of risk that is appropriate given our business strategy, operating environment, capital, liquidity and performance objectives and (iii) managing this risk consistent with the guidelines approved by our board of directors. Management monitors the level of interest rate risk on a regular basis and the asset/liability committee meets at least quarterly to review our asset/liability policies and interest rate risk position.

We have sought to manage our interest rate risk in order to minimize the exposure of our earnings and capital to changes in interest rates. During the low interest rate environment that has existed in recent years, we have implemented the following strategies to manage our interest rate risk: (i) emphasizing adjustable rate loans, including adjustable rate one-to-four family, commercial and consumer loans, (ii) reducing and shortening the expected average life of the investment portfolio and (iii) periodically lengthening the term structure of our borrowings from the FHLBB. Additionally, beginning in mid-2010, we began selling the majority of our fixed-rate residential mortgages to the secondary market. These measures should serve to reduce the volatility of our future net interest income in different interest rate environments. See “Business of Farmington Bank – Commercial Loans” for a description of our interest rate swap program.

Quantitative Analysis: An economic value of equity and an income simulation analysis are used to estimate our interest rate risk exposure at a particular point in time. We are most reliant on the income simulation method as it is a dynamic method in that it incorporates our forecasted balance sheet growth assumptions under the different interest rate scenarios tested. We utilize the income simulation method to analyze our interest rate sensitivity position and to manage the risk associated with interest rate movements. At least quarterly, our asset/liability committee reviews the potential effect that changes in interest rates could have on the repayment or repricing of rate sensitive assets and the funding requirements of rate sensitive liabilities. Our most recent simulation uses projected repricing of assets and liabilities on the basis of contractual maturities, anticipated repayments and scheduled rate adjustments. Prepayment rate assumptions can have a significant impact on interest income simulation results. Because of the large percentage of loans and mortgage-backed securities we hold, rising or falling interest rates may have a significant impact on the actual prepayment speeds of our mortgage related assets that may in turn effect our interest rate sensitivity position. When interest rates rise, prepayment speeds slow and the average expected life of our assets would tend to lengthen more than the expected average life of our liabilities and therefore would most likely result in a decrease to our asset sensitive position.

Our asset/liability policy currently limits projected changes in net interest income to a maximum variance of (15.0%) and (20.0%) assuming a 200 basis point interest rate shock as measured over a 12 month and a 24 month period when compared to the flat rate scenario.

At December 31, 2010, income at risk (i.e., the change in net interest income) decreased 9.8 % and increased 2.4 % based on a 400 basis point average increase or a 100 basis point average decrease, respectively. At December 31, 2009, income at risk decreased 9.7% and increased 0.6% based on a 300 basis point average increase or a 100 basis point average decrease, respectively. The following table depicts the percentage increase and/or decrease in estimated net interest income over twelve months based on the two scenarios run during each of the periods presented:

	Percentage Increase/(Decrease) in Estimated Net Interest Income Over 12 Months

	At December 31 , 2010		At December 31, 2009

300 basis point increase		*	(9.71)%
400 basis point increase	( 9.75	) %	*
100 basis point decrease	2.38%		0.55%

*Scenario not run during period.

Liquidity and Capital Resources:

We maintain liquid assets at levels we consider adequate to meet our liquidity needs. We adjust our liquidity levels to fund loan commitments, repay our borrowings, fund deposit outflows, fund operations and pay escrow obligations on items in our loan portfolio. We also adjust liquidity as appropriate to meet asset and liability management objectives.

Our primary sources of liquidity are deposits, principal repayment and prepayment of loans, the sale in the secondary market of loans held for sale, maturities and sales of investment securities and other short-term investments, periodic pay downs of mortgage-backed securities, and earnings and funds provided from operations. While scheduled principal repayments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by market interest rates, economic conditions and rates offered by our competitors. We set the interest rates on our deposits to maintain a desired level of total deposits. In addition, we invest excess funds in short-term interest-earning assets, which provide liquidity to meet lending requirements. We believe that we have enough sources of liquidity to satisfy our short- and long-term liquidity needs as of December 31, 2010. We anticipate that we will maintain higher liquidity levels following the completion of the stock offering.

A portion of our liquidity consists of cash and cash equivalents, which are a product of our operating, investing and financing activities. At December 31, 2010, $ 18.6 million of our assets were invested in cash and cash equivalents compared to $28.3 million at December 31, 2009. Our primary sources of cash are principal repayments on loans, proceeds from the calls and maturities of investment securities, increases in deposit accounts, proceeds from residential loan sales and advances from FHLBB.

For the years ended December 31, 2010 and 2009 , loan originations and purchases, net of collected principal and loan sales, totaled $ 124.6 million and $215.8 million, respectively.  Cash received from the sales and maturities of investment securities totaled $ 279.3 million and $65.1 million for the years ended December 31, 2010 and 2009, respectively, with a net gain on sale of $1.7 million for the year ended December 31 , 2010, compared to $65.1 million of available-for-sale securities sold with no gain or loss on sale for the year ended December 31, 2009. We purchased $321.7 million and $5.1 million of available-for-sale investment securities during the years ended December 31, 2010 and 2009 , respectively.

Liquidity management is both a daily and longer-term function of business management. If we require funds beyond our ability to generate them internally, borrowing agreements exist with the FHLBB, which provides an additional source of funds. At December 31 , 2010, we had $ 71.0 million in advances from the FHLBB and an additional available borrowing limit of $ 202.9 million, compared to $62.0 million in advances and an additional available borrowing limit of $252.8 million at December 31, 2009, based on collateral requirements of the FHLBB. Internal policies limit borrowings to 25.0% of total assets, or $ 354.0 million and $313.8 million at December 31 , 2010 and December 31, 2009, respectively. Other sources of funds include access to a pre-approved unsecured line of credit with PNC Bank for $10.0 million, which was undrawn at December 31, 2010. During 2010, we entered into the Federal Reserve Bank’s discount window loan collateral program that enables us to borrow up to $ 90.0 million on an overnight basis as of December 31 , 2010. The funding arrangement was collateralized by $150.0 million in pledged commercial real estate loans as of December 31 , 2010.

We had outstanding commitments to originate loans of $ 45.4 million and $41.5 million and unfunded commitments under construction loans, lines of credit and stand-by letters of credit of $ 188.6 million and $178.4 million at December 31 , 2010 and December 31, 2009, respectively. At December 31 , 2010 and December 31, 2009, time deposits scheduled to mature in less than one year totaled $ 362.7 million and $397.7 million, respectively. Based on prior experience, management believes that a significant portion of such deposits will remain with us, although there can be no assurance that this will be the case. In the event a significant portion of our deposits are not retained by us, we will have to utilize other funding sources, such as FHLBB advances, brokered deposits, our $10.0 million unsecured line of credit with PNC Bank, our $8.8 million secured line of credit with the FHLBB or our $ 90.0 million overnight borrowing arrangement with the Federal Reserve Bank in order to maintain our level of assets. Alternatively, we would reduce our level of liquid assets, such as our cash and cash equivalents in order to meet funding needs. In addition, the cost of such deposits may be significantly higher if market interest rates are higher or if there is an increased amount of competition for deposits in our market area at the time of renewal.

Net Interest Income Analysis: Average Balance Sheets, Interest and Yields/Costs

The following tables present the average balance sheets, average yields and costs and certain other information for the periods indicated therein. No tax-equivalent yield adjustments were made, as the effect thereof was not material. All average balances are daily average balances. Non-accrual loans were included in the computation of average balances, but have been reflected in the table as loans carrying a zero percent yield. The yields set forth below include the effect of net deferred costs and premiums that are amortized to interest income or expense.

	For the Years Ended December 31,
	2010			2009			2008
		Interest			Interest			Interest
	Average	and	Yield/	Average	and	Yield/	Average	and	Yield/
	Balance	Dividends	Cost	Balance	Dividends	Cost	Balance	Dividends	Cost
				(Dollars in thousands)
Interest-earning assets:
Loans receivable, net (1)	$1,095,848	$56,131	5.12%	$918,703	$50,480	5.49%	$756,258	$45,543	6.02%
Investment securities	139,824	4,437	3.17%	146,212	6,902	4.72%	182,276	8,818	4.84%
FHLBB stock	7,449	-	-	7,448	-	-	4,437	-	-
Federal funds sold and other short-term investments	70,991	495	0.70%	63,466	593	0.93%	32,299	1,357	4.20%
Total interest-earning assets	1,314,112	$61,063	4.65%	1,135,829	$57,975	5.10%	975,270	$55,718	5.71%
Noninterest-earning assets	82,984			62,590			59,905

Total assets	$1,397,096			$1,198,419			1,035,175

Interest-bearing liabilities:
NOW and money market accounts	$426,348	$2,368	0.56%	$236,385	$2,457	1.04%	$137,819	1,828	1.33%
Savings accounts (2)	132,677	283	0.21%	119,133	250	0.21%	104,987	414	0.39%
Time deposits	430,934	5,678	1.32%	471,452	10,819	2.29%	461,369	17,335	3.76%
Total interest-bearing deposits	989,959	8,329	0.84%	826,970	13,526	1.64%	704,175	19,577	2.78%
FHLB Advances	66,586	2,149	3.23%	77,024	2,738	3.55%	56,063	1,747	3.12%
Repurchase agreement
borrowing	21,000	719	3.42%	21,000	719	3.42%	16,869	577	3.42%
Repurchase liabilities	60,600	416	0.69%	44,834	425	.95%	39,516	704	1.78%
Total interest-bearing liabilities	1,138,145	$11,613	1.02%	969,828	$17,408	1.79%	816,623	$22,605	2.77%
Noninterest-bearing deposits	134,924			114,060			110,869
Other noninterest-bearing liabilities	25,594			21,009			16,325
Total liabilities	1,298,663			1,104,897			943,817
Shareholders’ equity	98,433			93,522			91,358
Total liabilities and shareholders’ equity	$1,397,096			$1,198,419			$1,035,175

Net interest income		$49,450			$40,567			$33,113
Net interest rate spread (3)			3.63%			3.31%			2.94%
Net interest-earning assets (4)	$175,967			$166,001			$158,647
Net interest margin (5)			3.76%			3.57%			3.40%
Average interest-earning assets to average interest-bearing liabilities			115.46%			117.12%			119.43%

(1)	Includes loans held for sale
(2)	Includes mortgagors’ and investors’ escrow accounts.
(3)	Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(4)	Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.
(5)	Net interest margin represents the annualized net interest income divided by average total interest-earning assets.

Rate Volume Analysis

The following tables set forth the effects of changing rates and volumes on net interest income for the periods indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the volume and rate columns. For purposes of this table, changes attributable to both rate and volume that cannot be segregated have been allocated proportionately based on the changes due to rate and the changes due to volume.

	Year Ended December 31, 2010 Compared to December 31, 2009			Year Ended December 31, 2009 Compared to December 31, 2008
	Increase (Decrease) Due To			Increase (Decrease) Due To
	Volume	Rate	Net	Volume	Rate	Net
	( Dollars in thousands)
Interest and dividend income:
Loans receivable, net	$8,701	$(3,050)	$5,651	$8,342	$(3,405)	$4,937
Investment securities	(104)	(2,361)	(2,465)	(1,707)	(209)	(1,916)
Federal Home Loan Bank stock	-	-	-	-	-	-
Fed Funds and other interest-earning assets	13	(111)	(98)	(3,937)	3,173	(764)
Total interest- earning assets	8,610	(5,522)	3,088	2,698	(441)	2,257
Interest expense:
NOW and money market accounts	374	(463)	(89)	902	(273)	629
Savings accounts(1)	(4)	37	33	66	(230)	(164)
Time deposits	(409)	(4,732)	(5,141)	388	(6,904)	(6,516)
Total interest-bearing deposits	(39)	(5,158)	(5,197)	1,356	(7,407)	(6,051)
FHLB Advances	(71)	(518)	(589)	720	271	991
Repurchase agreement borrowing	-	-	-	141	1	142
Repurchase liabilities	5	(14)	(9)	113	(392)	(279)
Total interest-bearing liabilities	(105)	(5,690)	(5,795)	2,330	(7,527)	(5,197)
Change in net interest income	$8,715	$168	$8,883	$368	$7,086	$7,454

(1)	Includes mortgagors’ and investors’ escrow accounts.

Contractual Obligations

The following tables present information indicating various obligations made by us as of December 31, 2010 and the respective maturity dates:

	Total	One Year or Less	More than One Year Through Three Years	More than Three Years Through Five Years	Over Five Years
	( Dollars in thousands)
FHLB advances(1)	$71,000	$8,000	$27,000	$36,000	$--
Interest expense payable on FHLB Advances	6,327	2,035	3,355	937	--
Repurchase agreement borrowings	21,000	--	--	10,500	10,500
Operating leases(2)	18,133	1,951	4,066	3,889	8,227
Other liabilities(3)	11,715	897	1,997	2,208	6,613
Total Contractual Obligations	$128,175	$12,883	$36,418	$53,534	$25,340

(1)           Secured under a blanket security agreement on qualifying assets, principally mortgage loans.
(2)           Represents non-cancelable operating leases for offices and office equipment.
(3)           Consists of estimated benefit payments over the next 10 years to retirees under unfunded nonqualified pension plans.

Other Commitments

The following tables present information indicating various other commitments made by us as of December 31 , 2010 and the respective maturity dates:

	Total	One Year or Less	More than One Year Through Three Years	More than Three Years Through Five Years	Over Five Years
	( Dollars in thousands)
Real estate loan commitments(1)	$23,189	$23,189	$--	$--	$--
Commercial business loan commitments(1)	3,220	3,220	--	--	--
Resort loan commitments(1)	19,000	19,000	--	--	--
Commercial business loan lines of credit	54,048	54,048	--	--	--
Unused portion of home equity lines of credit(2)	80, 410	937	6,971	11,719	60,783
Unused portion of construction loans	20,290	4,867	15,255	--	168
Unused portion of resort loans	23,602	3,876	8,237	784	10,705
Unused revolving lines of credit	355	355	--	--	--
Standby letters of credit	9,885	2,645	2,215	4,949	76
Total Other Commitments	$233,999	$112,137	$32,678	$17,452	$71,732

General: Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract and generally have fixed expiration dates or other termination clauses.

(1)           Commitments for loans are extended to customers for up to 60 days after which they expire.
(2)           Unused portions of home equity lines of credit are available to the borrower for up to 10 years.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, other than noted above, that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Recent Accounting Pronouncements

Intangibles-Goodwill and Other (Topic 350): In December 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-28, “Intangibles—Goodwill and Other (Topic 350), When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts”—ASU 2010-28 affects all entities that have recognized goodwill and have one or more reporting units whose carrying amount for purposes of performing Step 1 of the goodwill impairment test is zero or negative. ASU 2010-28 modifies Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, this guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Adoption of ASU 2010-28 is not expected to have a significant impact on our consolidated financial statements.

Receivables (Topic 310) : In January 2011, the FASB issued Accounting Standards Update (“ASU”) No. 2011-01, Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20. The amendments in this update temporarily delay the effective date of disclosures about troubled debt restructurings in ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The effective date for the troubled debt restructuring disclosures will be aligned with the effective date for new guidance for determining what constitutes a troubled debt restructuring. Currently, that guidance is anticipated to be effective for interim and annual periods ending after June 15, 2011. The adoption of ASU No. 2011-01 will not have a material impact on the financial statements as it impacts disclosures only.

In July 2010, the FASB issued ASU No. 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The statement is intended to improve the transparency of financial reporting by requiring enhanced disclosures about a bank’s allowance for loan losses and the credit quality of its financing receivables (generally defined as loans and leases). The primary goal of the disclosure requirements is to provide more information about the credit risk in a bank’s portfolio of loans and how that risk is analyzed and assessed in arriving at the allowance for loan loss. The guidance is effective for public entities for annual and interim reporting periods ending on or after December 15, 2010. The adoption of ASU No. 2010-06 on December 31, 2010 did not have a material impact on the financial statements as it only impacted disclosures .

Fair Value Measurement and Disclosure (Topic 820): In February 2010, the FASB issued ASU No. 2010-06, Improving Disclosures about Fair Value Measurements. The amendment to Topic 820, Fair Value Measurements and Disclosures, requires additional disclosures about fair value measurements including transfer in and out of Levels 1 and 2 and higher levels of disaggregation for the different types of financial instruments. For the reconciliation of Level 3 fair values measurements, information about purchases, sales, issuances and settlements should be presented separately. The guidance was effective for annual and interim reporting periods beginning after December 15, 2009, except for the disclosure of information about sales, issuances and settlements on a gross basis for assets and liabilities classified as level 3, which is effective for reporting periods beginning after December 15, 2010. The adoption of ASU No. 2010-06 on January 1, 2010 did not have a material impact on the financial statements as it impacts disclosures only .

Business Combinations (Topic 805): In December 2010, the FASB issued ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations. The objective of this update is to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting only. This update also expands supplemental pro forma disclosures under Topic 805. The amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The adoption of ASU No. 2010-29 will not have an impact on the financial statements as it affects disclosures only and will apply prospectively to future business combinations.

Transfers of Financial Assets ( Topic 860 ) : In December 2009, the FASB issued ASU No. 2009- 16 codifying the new guidance issued in June 2009 regarding the Transfer of Financial Assets. This guidance requires entities to provide more information about sales of securitized financial assets and similar transactions, particularly if the seller retains some risk in the assets. The guidance eliminates the concept of a qualifying special-purpose entity, changes the requirements for the derecognition of financial assets, and enhances the disclosure requirements for sellers of the assets. This guidance was effective for the fiscal year beginning after November 15, 2009. The adoption of ASU No. 2009-16 on January 1, 2010 did not have a material impact on the financial statements .

Consolidation (Topic 810): In December 2009, the FASB issued ASU No. 2009-17 codifying the new guidance issued in June 2009 regarding Consolidations. The guidance requires an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity (which would result in the enterprise being deemed the primary beneficiary of that entity and, therefore, obligated to consolidate the variable interest entity in its financial statements); to require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity; to revise guidance for determining whether an entity is a variable interest entity; and to require enhanced disclosures that will provide more transparent information about an enterprise’s involvement with a variable interest entity. The guidance was effective for interim periods as of the beginning of the first annual reporting period beginning after November 15, 2009. The adoption of ASU No. 2009-17 on January 1, 2010 did not have a material impact on the financial statements.

Management has reviewed the recent accounting pronouncements discussed above and believes the adoption of these pronouncements will not have a material impact on our consolidated financial statements.

Impact of Inflation and Changing Prices

A financial institution’s asset and liability structure is substantially different from that of an industrial firm in that primarily all assets and liabilities of a bank are monetary in nature, with relatively little investments in fixed assets or inventories. Inflation has an important impact on the growth of total assets and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity to assets ratio. Management believes that the impact of inflation on financial results depends on our ability to react to changes in interest rates and, by such reaction, reduce the inflationary impact on performance. Management has attempted to structure the mix of financial instruments and manage interest rate sensitivity in order to minimize the potential adverse effects of inflation or other market forces on net interest income and, therefore, earnings and capital.

BUSINESS OF FCB

Since being formed in January, 2011, FCB has not engaged in any business. Upon completion of the offering, FCB will own all of the issued and outstanding common stock of Farmington Bank. FCB will direct, plan and coordinate Farmington Bank’s business activities. We expect FCB will retain no more than 50.0% of the net proceeds from the offering. A portion of the net proceeds retained by FCB will be used to make a loan to fund the purchase of shares of common stock by the Farmington Bank employee stock ownership plan. FCB intends to invest its capital as discussed in “HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING” on page [___].

In the future, FCB, as the holding company of Farmington Bank, will be authorized to pursue other business activities permitted by applicable laws and regulations for bank holding companies, which may include the acquisition of banking and financial services companies. We have no plans for any mergers or acquisitions, or other diversification of the activities of FCB at the present time.

Our cash flow will depend on earnings from the investment of the net proceeds we retain and any dividends received from Farmington Bank. FCB neither owns nor leases any property, but instead uses the premises, equipment and furniture of Farmington Bank. At the present time, we employ as officers only certain persons who are also officers of Farmington Bank. However, we use the support staff of Farmington Bank from time to time. These persons are not separately compensated by FCB. FCB may hire additional employees, as appropriate, to the extent it expands its business in the future.

BUSINESS OF FARMINGTON BANK

Established in 1851, Farmington Bank is a full-service, community bank with 15 full service branch offices and four limited services offices, including our main office, located throughout Hartford County, Connecticut. We provide a full range of banking services to businesses, individuals and governments in Central Connecticut. Farmington Bank is regulated by the Connecticut Department of Banking and the FDIC. Farmington Bank’s deposits are insured to the maximum extent allowable under the Deposit Insurance Fund, which is administered by the FDIC. Farmington Bank is a member of the FHLBB. At December 31, 2010, Farmington Bank had approximately $ 1.4 billion in assets, $ 1.1 billion in deposits and total capital accounts of approximately $ 95.0 million.

Our business is headed by a seasoned management team with experience in commercial and residential lending at financial institutions throughout New England. This seasoned management team was brought on commencing in 2008, highlighted by the addition of John J. Patrick Jr. in March 2008 as our Chairman, President and Chief Executive Officer. Mr. Patrick is a former President and Chief Executive Officer of TD Banknorth, Connecticut division and, prior to that, Mr. Patrick was President of Glastonbury Bank & Trust Co., now a part of TD Bank Connecticut. Mr. Patrick and the other members of our management team, including Gregory White, our Chief Financial Officer, Michael Schweighoffer, our Chief Risk Officer, and David Blitz, our Director of Commercial Banking, each of whom joined Farmington Bank in 2009, have vast experience in such areas as commercial and consumer lending, credit analysis and risk management and in leading growth initiatives of other financial institutions.

The goal of our new management team is to make Farmington Bank the premier commercial bank in Central Connecticut with an emphasis on growing our commercial loan assets and services. Under the supervision of our new management team, we have made significant changes to our business structure including:

●	strengthening our risk management and compliance procedures;

●	implementing an expansion strategy, opening three new branches since 2008;

●	adding cash management services, government banking and small business banking;

●	doubling the number of our commercial lenders and recruiting other experienced personnel to strengthen our finance department;

●	implementing a secondary market residential lending program; and

●	enhancing our technology to support our risk management program.

We also offer a full range of residential mortgage loan services. We will continue to invest in people, technology and the business of serving our customers as we pursue our strategic goals.

Since December 31, 2009, we have experienced asset growth of approximately $ 161.4 million or 12.9%. We employed 278 full-time equivalent employees as of December 31, 2010. See “BUSINESS OF FARMINGTON BANK” for a more detailed discussion of our business.

Market Area

We operate in a primarily suburban market area that has a stable population and household base. All of our current offices are in Hartford County, Connecticut. Our primary market area is Central Connecticut. Our main office is in Farmington, Connecticut and is approximately ten miles from the City of Hartford, Connecticut. Hartford County has a mix of industry groups and employment sectors including insurance, health services, finance, manufacturing, not-for-profit, education, government and technology. Hartford County is also located on two of Connecticut’s major highways: Interstate 91 and Interstate 84.   Our primary market area for deposits includes the communities in which we maintain our banking office locations. Our lending area is broader than our deposit market area and includes, in addition to Hartford County, other areas of Connecticut. In certain circumstances, we will make loans outside the State of Connecticut.

While the Hartford County, Connecticut market area has seen slight improvement over the past year, unemployment is still high at 9.1% as of December 2010, compared to 8.6% for Connecticut and 9.8% for the United States for the same period.  Recent job growth has been negative in Hartford County with a 3.7% decrease over the last year.  The population of Hartford County is approximately 880,000 people as of 2009 census estimates.  Based on U.S. Census estimates, from 2000 to 2009, the population of Hartford County increased 2.6%. This compares to population increases of 3.3% for Connecticut and 9.1% for the United States for the comparable period. Population growth is estimated at slightly positive over the next five years at just under 1.0% for Hartford County, compared to an estimated population decline of 0.1% for the State of Connecticut and population growth ofapproximately 4.0% for the United States Bureau of Labor statistics.  According to U.S. census statistics, median household income as of 2009 was estimated at $62,000 for Hartford County, compared to median household income of $67,000 for Connecticut and $50,000 for the United States for 2009.

According to statistics provided by The Warren Group, for the year ended December 31, 2010, the median single family home cost in Hartford County was approximately $224,000, compared to $220,000 in 2009.  However, this 2010 median home cost represents a decrease of 3.8% and 8.6% from the years ended December 31, 2008 and 2007, respectively.  Also, in February 2011, 1 in every 1,989 housing units in Hartford County, Connecticut received a foreclosure filing compared to 1 in every 1,936 in the State of Connecticut and 1 in every 577 in the United States during the same period.

Competition

We face competition within our market area both in making loans and attracting deposits. Hartford County has a high concentration of financial institutions including large commercial banks, community banks, credit unions and mortgage companies. Some of our competitors offer products and services that we currently do not offer, such as trust services and private banking.

Based on the most recent data available from the FDIC, we possess a 3.5% deposit market share in Hartford County as of June 30, 2010. Our market share rank is 8th out of 25 financial institutions. All of the institutions who possess a greater deposit market share are headquartered outside of Hartford County.

Our competition for loans and deposits comes principally from commercial banks, savings institutions, mortgage banking firms and credit unions. We face additional competition for deposits from money market funds, brokerage firms, mutual funds and insurance companies. Our primary focus is to build and develop profitable customer relationships across all lines of business while continuing to support the communities within our service area.

Properties

We operate through our 15 full service branch offices, four limited services offices, including our main office, and two stand-alone ATM facilities. Of the 15 full service branch offices, nine are owned and six are leased. Lease expiration dates of our branches range from 3 months to 15 years with renewal options ranging up to 15 years.

Our full service branch offices and limited service offices are located as follows:

Branch Name	Address	Owned or Leased

Avon West	427 West Avon Road	Lease (expires 2019)
Avon, Connecticut
Avon 44	310 West Main Street	Own
Avon, Connecticut
Berlin	1191 Farmington Avenue	Lease (expires 2020)
Berlin, Connecticut
Bristol	475 Broad Street	Own
Bristol, Connecticut
Burlington	253 Spielman Highway	Own
Burlington, Connecticut
Main Street	32 Main Street	Own
Farmington, Connecticut
Gables(1)	20 Devonwood Drive	Own
Farmington, Connecticut
Village Gate(1)	88 Scott Swamp Road	Own
Farmington, Connecticut
Westwoods	Routes 6 and 177	Own
Farmington, Connecticut
Westfarms	550 South Road	Lease (expires 2016)
Farmington, Connecticut
Farm Glen(1)(2)	One Farm Glen Boulevard/3 Melrose	Lease (expires 2019)
Farmington, Connecticut
Glastonbury	669 Hebron Avenue	Own
Glastonbury, Connecticut
New Britain	73 Broad Street	Own
New Britain, Connecticut
Plainville – Route 10	117 East Street	Lease (expires 2015)
Plainville, Connecticut
Plainville 372	129 New Britain Avenue	Lease (expires 2025)
Plainville, Connecticut
Southington	One Center Street	Lease (expires 2015)
Southington, Connecticut
Southington Drive-Thru (1)	17 Center Place	Lease (expires 2014)
Southington, Connecticut
Unionville	1845 Farmington Avenue	Own
Unionville, Connecticut
West Hartford	962 Farmington Avenue	Lease (expires 2014)
West Hartford, Connecticut

(1) Limited service office.
(2) Executive office.

Lending Activities

Summary:

Historically, our principal lending activities have been residential, consumer and commercial lending. In 2008, the board of directors initiated an organic growth strategy, and in 2008 Mr. Patrick replaced our former Chairman, President and Chief Executive Officer who retired.  Mr. Patrick has led our business in this period of growth focusing on increasing our commercial portfolio and attracting larger, more comprehensive long-term borrowing relationships in the areas of commercial real estate lending (both owner and non-owner-occupied) and commercial lending, and supplementing these areas with more extensive cash management and depository services.

Since the initiative began in 2008, we have added cash management services and implemented a small business banking program, providing small qualified businesses throughout Connecticut with greater access to capital. To support these new areas, we made numerous strategic hires, bringing in lenders with strong experience, as well as a Director of Cash Management. In addition, in early 2009, a Chief Risk Officer and a Director of Commercial Banking were hired. Our Chief Risk Officer and Director of Commercial Banking initiated significant credit policy and portfolio monitoring enhancements to ensure that the subsequent loan portfolio growth was prudent and well-managed. In early 2010, a Director of Residential Lending was hired to execute a long-term growth and earnings strategy centered in residential lending. The resulting overall loan portfolio performance has been strong with growth of 11.6% in 2010, 25.5% in 2009 and 24.0% in 2008.  Our total loans at December 31, 2010 increased by 11.6 % from December 31, 2009 primarily due to increases in commercial real estate loans, timeshare loans and home equity lines of credit. Despite a challenging economy and prolonged recession, our commercial business loans grew 7.7 % from December 31, 2009 to December 31, 2010.

Our senior management has carefully built the infrastructure necessary to support this growth and provide critical on-going portfolio management and risk assessment. An enhanced risk management program has been established to better enable us to evaluate the risk in our current portfolio and to implement changes in our underwriting standards so as to minimize overall portfolio risk going forward. As part of this program, our loan portfolio is subject to concentration limits and market analyses, stress testing and ongoing monitoring, reporting and review of underwriting standards.

The composition of our loan portfolio was as follows at the dates indicated:

	At December 31,
	2010		2009		2008		2007		2006
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent

	(Dollars in thousands)
Real estate loans:
Residential	$453,557	38.6%	$446,880	42.4%	$385,943	45.9%	$320,233	47.2%	$274,147	45.2. %
Commercial	361,838	30.8%	265,515	25.2%	201,511	24.0%	169,238	25.0%	166,311	27.4%
Construction (1)	46,623	4.0%	68,704	6.5%	59,442	7.1%	47,823	7.1%	39,248	6.5%
Installment	12,597	1.1%	16,423	1.6%	21,518	2.6%	23,669	3.5%	18,621	3.1%
Commercial	112,535	9.6%	104,476	9.9%	87,717	10.4%	86,768	12.8%	79,386	13.1%
Collateral	1,941	0.1%	2,486	0.2%	2,124	0.2%	1,998	0.3%	1,878	0.3%
Home equity line of credit	81,837	7.0%	66,658	6.3%	33,411	4.0%	27,479	4.0%	26,372	4.3%
Demand	227	*	415	*	627	0.1%	467	0.1%	699	0.1%
Revolving credit	84	*	75	*	74	*	65	*	66	*
Resort (timeshare)	105,215	8.8%	82,794	7.9%	47,674	5.7%	-	-	-	-
Total loans	1,176,454	100.0%	1,054,426	100.0%	840,041	100.0%	677,740	100.0%	606,728	100.0%
Less:
Allowance for loan losses	(20,734)		(16,316)		(9,952)		(8,124)		(8,312)
Net deferred loan costs	2,197		1,885		1,822		1,689		1,394
Loans, net	$1,157,917		$1,039,995		$831,911		$671,305		$599,810

*	Less than 0.1%.
(1)    Construction loans include commercial and residential construction loans and are reported net of undisbursed construction loans of $ 20.3 million as of December 31, 2010.

Major loan customers:

Our five largest lending relationships with commercial borrowers totaled $ 68.8 million in committed loans as of December 31, 2010 of which $53.4 million, or 4.5 % of our total loan portfolio, was outstanding. These relationships and commitments consist of the following:

1.
$ 16.0 million relationship consisting of both real estate loans to purchase and develop certain commercial and residential real estate, consisting in part of the development of an 80 lot residential subdivision in Farmington, Connecticut, and commercial lines of credit to support retail store operations, 30 % of which are participated with a local commercial bank.

2.	$ 13.7 million relationship with a commercial cruise line operator as part of a participation in a larger credit facility with a large regional bank;

3.
$ 13.1 million relationship consisting of commercial mortgages extended to a real estate developer for the refinancing of a medical office building, the construction of a single-tenant office building and the provision of bridge financing for the renovation of a 78 unit apartment complex in Bristol, Connecticut;

4.	$ 13.0 million mortgage loan to a large New England real estate developer to refinance an 8-story building located in Hartford, Connecticut; and

5.	$ 13.0 million timeshare finance relationship consisting of hypothecation receivables loans to a timeshare developer in Colorado.

All of the credit facilities extended to our five largest borrowers as of December 31, 2010 are current and performing in accordance with their respective terms.

Real Estate Loans:

Residential Real Estate Loans: One of our primary lending activities consists of the origination of one-to-four family residential real estate loans that are primarily secured by properties located in Hartford County and surrounding counties in Connecticut. Of the $ 453.6 million and $446.9 million of residential loans outstanding at December 31, 2010 and December 31, 2009, respectively, $ 272.3 million and $ 295.7 million are fixed-rate loans, respectively. Generally, residential real estate loans are originated in amounts up to 95.0% of the lesser of the appraised value or purchase price of the property, with private mortgage insurance required on loans with a loan-to-value ratio in excess of 80.0%. We usually do not make loans secured by single-family homes with loan-to-value ratios in excess of 95.0% (with the exception of Federal Housing Administration loans which allow for a 96.5% loan-to-value ratio). Fixed-rate mortgage loans generally are originated for terms of 10, 15, 20, 25 and 30 years. Typically, all fixed-rate residential mortgage loans are underwritten pursuant to secondary market underwriting guidelines which include minimum FICO standards.

Prior to 2010, most of our residential mortgage originations were held on our balance sheet. In the first quarter of 2010, a strategic decision was made to sell most of our conforming 15, 20 and 30 year fixed-rate residential mortgage loan production in the secondary market, while retaining most of the servicing rights. Loan servicing includes collecting and remitting loan payments, accounting for principal and interest, contacting delinquent mortgagors, supervising foreclosures and property dispositions in the event of unremedied defaults, making certain insurance and tax payments on behalf of the borrowers and generally administering the loans. We originated $ 71.6 million of fixed-rate one-to-four family residential loans for the year ended December 31, 2010, $ 36.7 million of which were sold in the secondary market. We originated $75.8 million of fixed-rate one-to-four family residential loans during the year ended December 31, 2009, of which $3.5 million were sold in the secondary market. The loans sold meet secondary market guidelines and are subject to warranty exposure. Such exposure is mitigated by our quality control procedures and the fact that we are selling newly originated loans instead of seasoned loans in the secondary market. As of December 31, 2010, we have not been requested or required to repurchase any sold loans due to inadequate underwriting or documentation deficiencies. We have not and do not intend to originate subprime or alternative A paper (alt A) loans.

We also offer adjustable-rate mortgage loans for one-to-four family properties, with an interest rate that adjusts annually based on the one-year Constant Maturity Treasury Bill Index, after a one, three, four, five, seven or nine-year initial fixed-rate period. Our adjustable rate mortgage loans generally provide for maximum rate adjustments of 200 basis points per adjustment, with a lifetime maximum adjustment up to 6.0%, regardless of the initial rate. Our adjustable rate mortgage loans amortize over terms of up to 30 years. We originated $ 59.9 million adjustable rate one-to-four family residential loans for the year ended December 31, 2010 and $49.2 million in the year ended December 31, 2009. For the year ended December 31, 2010 and the year ended December 31, 2009, we purchased $ 32.4 million and $33.0 million adjustable rate mortgages, respectively.

Adjustable rate mortgage loans decrease the risks associated with changes in market interest rates by periodically repricing, but involve other risks because as interest rates increase, the underlying payments by the borrower increase, thus increasing the potential for default by the borrower. At the same time, the marketability of the underlying collateral may be adversely affected by higher interest rates. Upward adjustment of the contractual interest rate is also limited by the maximum periodic and lifetime interest rate adjustments permitted by our loan documents and, therefore, the effectiveness of adjustable rate mortgage loans may be limited during periods of rapidly rising interest rates. Of our one-to-four family residential real estate loans, $ 181.3 million and $ 151.2 million had adjustable rates of interest at December 31, 2010 and December 31, 2009, respectively, and $ 48.5 million of the adjustable loans outstanding as of December 31, 2010 will see a rate reset on or before December 31, 2011. Continued declines in real estate values and the slowdown in the housing market may make it more difficult for borrowers experiencing financial difficulty to sell their homes or refinance their debt due to their declining collateral values.

All residential mortgage loans that we originate include “due-on-sale” clauses, which give us the right to declare a loan immediately due and payable in the event that, among other things, the borrower sells or otherwise disposes of the real property. We also require homeowner’s insurance and, where circumstances warrant, flood insurance on properties securing real estate loans. At December 31, 2010 and December 31, 2009, respectively, our largest residential mortgage loan had a principal balance of $4.7 million. This loan is performing in accordance with the agreed upon repayment terms.

Commercial Real Estate Loans: We originate commercial real estate loans and loans on owner-occupied properties used for a variety of business purposes, including office buildings, industrial and warehouse facilities and retail facilities. Commercial mortgage loans totaled $ 361.8 million and $265.5 million, or 30.8 % and 25.2%, of total loans at December 31, 2010 and December 31, 2009, respectively. Our owner-occupied commercial mortgage loans constitute the largest class of our commercial real estate portfolio. At December 31, 2010 and December 30, 2009, owner-occupied commercial real estate loans totaled $ 121.4 million and $118.9 million, or 33.5 % and 44.8%, respectively, of our commercial real estate portfolio. Our commercial real estate underwriting policies provide that typically such real estate loans may be made in amounts of up to 75.0% of the appraised value of the property. Our commercial real estate loans are made with terms of up to 20 years, amortization schedules up to 25 years and interest rates that are fixed for a period of time, generally set at a margin above the FHLBB Advance rates. Variable rate options are also available, generally tied to the prime rate as published in the Wall Street Journal, or for qualifying borrowers, tied to LIBOR plus a margin with a swap option. In reaching a credit decision on whether to make a commercial real estate loan, we consider gross revenues and the net operating income of the property, the sophistication of the borrower, the borrower’s business cash flow and credit history, and the appraised value of the underlying property. In addition, with respect to commercial real estate rental properties, we also consider the terms and conditions of the leases, the credit quality of the tenants and the borrower’s global cash flow. We typically require that the properties securing our commercial real estate loans have debt service coverage ratios (the ratio of earnings before interest, taxes, depreciation and amortization divided by interest expense and current maturities of long-term debt) of at least 1.20. Environmental reports and current appraisals are required for commercial real estate loans as governed by our written environmental and appraisal policies. Generally, a commercial real estate loan made to a corporation, partnership or other business entity requires personal guarantees by the principals and owners of 20.0% or more of the entity.

A commercial real estate borrower’s financial information and various credit quality indicators is monitored on an ongoing basis by requiring the submission of periodic financial statement updates and annual tax returns and the periodic review of payment history. In addition, we typically conduct periodic face-to-face meetings between us and the borrower, as well as property site visits. These requirements also apply to guarantors of commercial real estate loans. Borrowers with loans secured by rental investment property are required to provide an annual report of income and expenses for such property, including a tenant rent roll and copies of leases, as applicable. The largest commercial real estate loan as of December 31, 2010 was a loan for $13.0 million, which is performing in accordance with its terms.

Loans secured by commercial real estate, including multi-family properties, generally involve larger principal amounts and a greater degree of risk than one-to-four family residential mortgage loans. Because payments on loans secured by commercial real estate, including multi-family properties, are often dependent on successful operation or management of the properties, repayment of such loans may be affected by adverse conditions in the real estate market or the economy. Given our level of commercial real estate exposure, our enhanced commercial real estate portfolio risk management program better enables us to evaluate the risk in our current portfolio and to implement changes in our lending practices to minimize overall portfolio risk. As part of this program, the commercial real estate portfolio is subject to concentration limits and market analyses, stress testing and is subject to monitoring, reporting and underwriting standards.

The following table presents the amounts and percentages of commercial real estate loans held by type as of December 31, 2010 and December 31, 2009.

	At December 31, 2010		At December 31, 2009
	Amount	Percentage	Amount	Percentage
	(Dollars in thousands)
Type of Commercial Real Estate Loan:
Owner-Occupied	$121,381	33.6%	$118,888	44.8%
Industrial	34,821	9.6%	28,991	10.9%
Office	69,647	19.2%	52,176	19.7%
Retail	76,794	21.2%	25,129	9.5%
Multi-Family	21,658	6.0%	17,328	6.5%
Land	9,126	2.5%	2,471	0.9%
Hotel	5,792	1.6%	14,435	5.4%
Other	22,619	6.3%	6,097	2.3%
Total Commercial Real Estate Loans	$361,838	100.0%	$265,515	100.0%

The following table presents the amounts and percentages of commercial real estate loans held by geographic location of the real property securing the loan as of December 31, 2010 and December 31, 2009.

	At December 31, 2010		At December 31, 2009
	Amount	Percentage	Amount	Percentage
	(Dollars in thousands)
Geographic Region:
Connecticut	$356,821	98.6%	$262,655	98.9%
Massachusetts	394	0.1%	419	0.2%
New York	695	0.2%	717	0.3%
South Carolina	1,670	0.5%	1,724	0.6%
Vermont	532	0.1%	--	--
New Hampshire	1,726	0.5%	--	--
	$361,838	100.0%	$265,515	100.0%

Construction Loans: We offer construction loans, including commercial construction loans and real estate subdivision development loans, to developers, licensed contractors and builders for the construction and development of commercial real estate projects and residential properties. Construction loans outstanding, including commercial and residential, totaled $ 46.6 million and $68.7 million, or 4.0 % and 6.5% of total loans outstanding at December 31, 2010 and December 31, 2009, respectively. At December 31, 2010, the unadvanced portion of these construction loans totaled $ 20.3 million, as compared to $49.9 million at December 31, 2009. Our underwriting policies provide that construction loans may typically be made in amounts of up to 75.0% of the appraised value of the property. We extend loans to residential subdivision developers for the purpose of land acquisition, the development of infrastructure and the construction of homes. Advances are determined as a percentage of the cost or appraised value of the improvements, whichever is less, and each project is physically inspected prior to each advance either by a loan officer or an engineer approved by us. We typically limit the number of speculative units financed by a customer, with the majority of construction advances supported by purchase contracts.

We also originate construction loans to individuals and contractors for the construction and acquisition of personal residences. At December 31, 2010 and December 31, 2009, residential construction loans outstanding totaled $ 6.2 million, or 0.53%, and $3.1 million, or 0.30%, respectively, of total loans. The unadvanced portion of these construction loans totaled $ 2.3 million and $1.9 million at December 31, 2010 and December 31, 2009, respectively. Our residential construction mortgage loans generally provide for the payment of interest only during the construction phase, which is typically up to nine months, although our policy is to consider construction periods as long as 12 months. At the end of the construction phase, the construction loan converts to a long-term owner-occupied residential mortgage loan. Construction loans can be made with a maximum loan-to-value ratio of 80.0%. Before making a commitment to fund a residential construction loan, we require an appraisal of the property by an independent licensed appraiser. We also review and inspect each property before disbursement of funds during the term of the construction loan. Loan proceeds are disbursed after inspection based on the percentage of completion method. Construction loans to individuals are generally made on the same terms as our one-to-four family mortgage loans.

Construction financing is generally considered to involve a higher degree of credit risk than longer-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the value of the property at completion of construction compared to the actual cost (including interest) of construction and other assumptions. If the estimate of construction cost is too low, we may be required to advance funds beyond the amount originally committed in order to protect the value of the property. Additionally, if the estimate of value is too high, we may be confronted with a project, when completed, with a value that is insufficient to assure full payment. Construction lending contains a unique risk characteristic as loans are originated under market and economic conditions that may change between the time of origination and the completion and subsequent purchaser financing of the property. In addition, construction subdivision loans and commercial and residential construction loans to contractors and developers entail additional risks as compared to single-family residential mortgage lending to owner-occupants. These loans typically involve large loan balances concentrated in single borrowers or groups of related borrowers. A continued economic downturn could have an additional adverse impact on the value of the properties securing construction loans and on our borrowers’ ability to sell their units for the amounts necessary to complete their projects and repay their loans.

The following table presents the amounts and percentages of construction loans held by type as of December 31, 2010 and December 31, 2009.

	At December 31, 2010		At December 31, 2009
	Amount	Percentage	Amount	Percentage
	(Dollars in thousands)
Type of Construction Loans:
Residential	$6,217	13.3%	$3,091	4.5%
Office	6,412	13.8%	12,236	17.8%
Retail	5,531	11.9%	11,175	16.3%
Industrial	1,663	3.6%	6,787	9.9%
Subdivision	14,995	32.2%	21,706	31.6%
Condo	1,575	3.4%	1,964	2.9%
Subdivision Speculative	4,634	9.9%	5,332	7.7%
Contract	535	1.1%	464	0.7%
Multi-family	600	1.3%	-	-
Commercial Owner-Occupied	4,461	9.5%	5,949	8.6%
Total Construction Loans	$46,623	100.0%	$68,704	100.0%

The establishment of interest reserves for construction and development loans is an established banking practice, but the handling of such interest reserves varies widely within the industry. Many of our construction and development loans provide for the use of interest reserves, and based upon our knowledge of general industry practices, we believes that our practices related to such interest reserves, discussed below, are appropriate and conservative. When we underwrite construction and development loans, we consider the expected total project costs, including hard costs such as land, site work and construction costs and soft costs such as architectural and engineering fees, closing costs, leasing commissions and construction period interest. Based on the total project costs and other factors, we determine the required borrower cash equity contribution and the maximum amount we are willing to loan. In the vast majority of cases, we require that all of the borrower’s cash equity contribution be contributed prior to any material loan advances. This ensures that the borrower’s cash equity required to complete the project will in fact be available for such purposes. As a result of this practice, the borrower’s cash equity typically goes toward the purchase of the land and early stage hard costs and soft costs. This results in our funding the loan later as the project progresses, and accordingly we typically fund the majority of the construction period interest through loan advances. In the fourth quarter of 2010, we advanced construction period interest totaling approximately $ 1.8 million on construction and development loans. While the Company advanced these sums as part of the funding process, we believe that the borrowers in effect had in most cases already provided for these sums as part of their initial equity contribution. Specifically, the maximum committed balance of all construction and development loans which provide for the use of interest reserves at December 31, 2010 was approximately $26.6 million, of which $19.6 million was outstanding at December 31, 2010 and $ 7.0 million remained to be advanced.

As of December 31, 2010, the largest commercial construction lending relationship with a single borrower totaled $ 6.2 million. The loan was originated in September 2010 as part of a 49.0% participation with a large regional bank. The loan is secured by an office building in Amherst, NY and has an outstanding balance at December 31, 2010 of $ 1.7 million . The loan is current and performing according to its terms.

Commercial Loans:

Our approach to commercial lending is centered in relationship banking. While our primary focus is to extend financing to meet the needs of creditworthy borrowers, we also endeavor to provide a comprehensive solution for all of a business’s banking needs including depository, cash management and investment needs. The commercial business loan portfolio is comprised of both middle market companies and small businesses located primarily in Connecticut. Market segments represented include manufacturers, distributors, service businesses, financial services, healthcare providers, not-for-profits and professional service companies. Typically, our middle market lending group seeks relationships with companies that have borrowing needs in excess of $350,000, while our small business lending group supports companies with borrowing needs of $350,000 or less.

We had $ 112.5 million and $104.5 million in commercial loans at December 31, 2010 and December 31, 2009, respectively. Of the loans in our commercial loan portfolio, $ 11.3 million and $ 4.0 million were guaranteed by either the Small Business Administration , the Connecticut Development Authority or the United States Department of Agriculture at December 31, 2010 and December 31, 2009, respectively. Total commercial business loans amounted to 9.6% of total loans as of December 31, 2010 and 9.9% of total loans as of December 31, 2009.

Commercial business lending products generally include term loans, revolving lines of credit for working capital needs, equipment lines of credit to facilitate the purchase of equipment and letters of credit. The maximum amount of a commercial business loan is limited by our loans-to-one-borrower limit (15.0% of equity capital plus our allowance for loan losses, pursuant to Connecticut law) and other factors as set forth in our loan policy. Commercial business loans are made with either adjustable or fixed-rates of interest. Variable rates are tied to either the prime rate, as published in The Wall Street Journal or LIBOR plus a margin. The interest rates of fixed-rate commercial business loans are typically set at a margin above the FHLBB Advance rates. Interest rate swaps are offered to qualified borrowers to effect a fixed-rate equivalent for the borrower and allows us to effectively hedge against interest rate risk on large, long-term loans.

When making commercial business loans, we consider the character and capabilities of the borrower’s management, the financial statements of the borrower, our lending history with the borrower, the debt service capabilities of the borrower, the historical and projected cash flows of the business, the value and composition of the collateral and the financial strength and commitment of the guarantors, if any. Commercial loans are generally secured by a variety of collateral, including accounts receivable, inventory and equipment, and supported by personal guarantees. Depending on the collateral used to secure the loans, commercial business loans are typically advanced at a discount to the value of the loan’s collateral. We do not typically make unsecured commercial business loans greater than $100,000. As of December 31, 2010 and December 31, 2009, unsecured commercial loans totaled $ 775,600 and $ 152,000, respectively, or less than 1.0% of total loans outstanding. Generally, a commercial loan made to a corporation, partnership or other business entity requires personal guarantees by the principals and owners of 20.0% or more of the entity.

Commercial loans generally have greater credit risk than residential real estate loans. Unlike residential mortgage loans, which largely are made on the basis of the borrower’s ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial business loans generally are made on the basis of the borrower’s ability to repay the loan from the cash flow of the borrower’s business. As a result, the availability of funds for the repayment of a commercial business loan depend substantially on the success of the business itself. Further, any collateral securing the loan may depreciate over time, be difficult to appraise and fluctuate in value. We seek to minimize these risks through our underwriting standards.

In an effort to both attract more sophisticated borrowers as well as to hedge our interest rate risk associated with long-term commercial loans, we offer interest rate swaps via our correspondent banking partner, PNC Bank. Interest rate swaps are primarily used to exchange a floating rate payment stream into a fixed-rate payment stream. The variable rates on swaps will change as market interest rates change. We will enter into swap transactions solely to limit our interest rate risk and effectively “fix” the rate for appropriate customer borrowings. We do not engage in any speculative swap transactions. Generally, swap options are offered to “pass” rated borrowers requesting long-term commercial loans or commercial mortgages in amounts of at least $1.0 million. We have established a derivative policy which sets forth the parameters for such transactions (including underwriting guidelines, rate setting process, maximum maturity, approval and documentation requirements), as well as identifies internal controls for the management of risks related to these hedging activities (such as approval of counterparties, limits on counterparty credit risk, maximum loan amounts, and limits to single dealer counterparties). Our interest rate swaps are typically collateralized by U.S. treasury obligation . As of December 31, 2010, we have 19 mirrored swap transactions with a total current notional amount of $ 87.1 million. At December 31, 2010, the fair value of the interest rate swap derivative asset and liability is $ 1.8 million.

Our small business customers typically generate annual revenues from their businesses of up to $2.5 million and have borrowing needs of up to $350,000. We deliver and promote the delivery of small business loan products to our existing and prospective customer base by leveraging our retail branch network, including our branch managers, supplemented by a team of dedicated business development officers. Our branch managers and business development officers are fully trained to assist small business owners through the entire loan process from application to closing. We offer a streamlined process for our customers by utilizing a credit scoring system as a key part of our underwriting process, along with a standardized loan documentation package. This results in our ability to deliver quick answers to questions along with cost effective loan closings to our small business customers. As a newly designated Small Business Administration preferred lender, we are also able to offer flexible financing terms to those borrowers who otherwise would not qualify under our traditional underwriting standards. The Small Business Administration program is a cornerstone of our small business loan program. We were recently awarded the “SBA Emerging Lender of the Year” award for fiscal year 2010, having originated 22 Small Business Administration loans totaling $5.0 million in 2010. As of December 31, 2010, our entire small business loan portfolio totaled $ 34.8 million, or 3.0 % of total outstanding loans, with an additional $ 8.1 million in unfunded loan commitments and an average loan size of $ 98,700.

As of December 31, 2010, our largest commercial business loan commitment totaled $ 13.7 million with $ 9.1 million advanced as of that date, which was performing according to its terms. In addition to the commercial business loans discussed above, we had $ 9.9 million and $4.5 million in letter of credit commitments as of December 31, 2010 and December 31, 2009, respectively.

Resort (Timeshare) Loans:

In the fourth quarter of 2007, an experienced team of industry-specific lenders was hired to begin lending to developers and operators of timeshare vacation resorts as a component of our commercial loan portfolio. At December 31, 2010 and December 31, 2009, our timeshare loans totaled $ 105.2 million and $82.8 million, or 8.8 % and 7.9% of total loans, respectively. At December 31, 2010, the unadvanced and approved amounts of outstanding commitments in our timeshare loans totaled $ 23.6 million.

Generally, lending to the timeshare industry consists of the following types of loans:

●
Receivables loans – loans, typically lines of credit, made to developers and operators of timeshare resorts to support timeshare interval sales. These loans are secured by a direct assignment of the consumer notes for the purchase of timeshare intervals and, as a result, typically are collateralized by a well-diversified pool of consumer notes. Receivable loans are typically underwritten utilizing a lending formula in which loan advances are based on a percentage of eligible consumer notes. In addition, these loans generally contain provisions for recourse to the developer, the obligation of the developer to replace defaulted notes, and parameters with respect to minimum FICO scores or average weighted FICO scores of the portfolio of pledged notes. Typically, payments made on the consumer notes are remitted to a lockbox which is maintained by a third party servicing company and all payments are sent directly to Farmington Bank by the servicing company.

●
Pre-sale loans – loans to developers and operators of timeshare resorts in which construction of the timeshare resort is not yet complete, but timeshare interval sales to consumers have begun. These loans are secured by the assignment of pre-sale notes and the advance rate under the lending formula is generally much lower than a receivables loan. Pre-sale loans are only made available when we also provide the receivables loan and repayment is generally from advances under the receivables loan when construction of the resort is complete.

●
“Inventory” loans – loans on unsold timeshare intervals (i.e. inventory) of the timeshare resort developer. These loans are typically advanced at a percentage of the aggregate retail value of the encumbered inventory and are secured by the unsold inventory.

●
Acquisition and development loans – loans used by the developer of a timeshare resort to acquire and construct timeshare inventory and the amenities that comprise a resort. These loans are secured by a first mortgage on the real estate being financed.

●
Homeowner association loans – loans to homeowner associations to fund repairs or renovations of timeshare or condominium units. Repayment of these loans is from the maintenance fees or special assessments paid by the individual timeshare owners. These loans are secured by a UCC filing on the equipment being purchased and/or an assignment of the fees and assessments to be paid by the unit owners.

As part of the timeshare lending program, Farmington Bank makes direct loans to timeshare developer / operators, buys participations in timeshare loans originated by experienced timeshare lending institutions, and originates and sells timeshare participations to other lending institutions. Lending to this industry is generally done on a nationwide basis, as the majority of timeshare operators are located outside of the Northeast. When the timeshare lending unit was established in 2007, Farmington Bank implemented various concentration limits with respect to overall credit exposure to this portfolio, exposure by loan portfolio segment , and exposure by geographic territory, as well as conservative underwriting policies and portfolio monitoring guidelines

Since the timeshare program’s inception, we have made a limited amount of acquisition and development loans,  inventory loans, homeowner association loans, and pre-sale loans ; we have no acquisition and development loans in portfolio.  As of December 31, 2010, $ 90.6 million or 86.2 % of total outstanding timeshare loans were comprised of receivable loans. Furthermore, as of December 31, 2010:

●	receivable loans represented 89.4 % of total timeshare commitments;

●	outstanding inventory loan balances totaled $ 7.5 million, or 7.1 % of outstanding timeshare balances and 0.6 % of total loans;

●	outstanding homeowner association loans totaled $ 3.8 million, or 3.6 % of outstanding timeshare balances and 0.3 % of total loans; and

●	outstanding presale loans totaled $ 318,000, or 0.3 % of the outstanding timeshare balances.

As of December 31, 2010, there is no additional lending exposure (i.e. open commitments) on any inventory or pre-sale loans and a $ 213,000 commitment available on homeowner association loans. Geographic dispersion of our timeshare portfolio, based on committed amount, is as follows:

●	Florida (38%);

●	Mountain region (25%);

●	Pacific region (23%);

●	Southeast region (9%); and

●	Central region (5%).

As of December 31, 2010, we had a specific reserve allocation of $ 4.9 million for a $4.9 million nonperforming resort ( timeshare ) loan. During the fourth quarter of 2010, the outcome of a borrower’s bankruptcy proceedings made it probable that we would not collect any amounts due on the loan and required us to fully reserve for this loan. We have recently decided to gradually exit this line of lending to focus on our other commercial lending lines of business while continuing to hold the $ 105.2 million in outstanding loans and honoring any advances requested relating to the $ 23.6 million in unadvanced loan commitments and $19.0 million in approved commitments , which will replace $12.5 million in outstanding loans or unadvanced commitments and will result in $6.5 million of new funds to exsisting borrowers, at December 31, 2010 until they are repaid in the normal course of business.  As of December 31, 2010 all of the timeshare loans, except for the fully reserved loan noted above, were performing according to their terms.

Home equity line of credit:

We also offer home equity loans and home equity lines of credit, both of which are secured by owner-occupied one-to-four family residences. At December 31, 2010 and December 31, 2009, home equity loans and equity lines of credit totaled $ 81.8 million and $66.7 million, or 7.0 % and 6.3% of total loans, respectively. At December 31, 2010, the unadvanced amount of home equity lines of credit totaled $ 80.4 million, as compared to $70.2 million at December 31, 2009.

The underwriting standards utilized for home equity loans and home equity lines of credit include a determination of the borrower’s credit history, an assessment of the borrower’s ability to meet existing obligations and future payments on the proposed loan and the value of the collateral securing the loan. Home equity loans are offered with fixed-rates of interest and with terms of up to 15 years. The loan-to-value ratio for our home equity loans and our lines of credit, including any first mortgage, is generally limited to no more than 90.0%. Our home equity lines of credit have ten-year terms and adjustable rates of interest which are indexed to the prime rate, as reported in The Wall Street Journal. Interest rates on home equity lines of credit are generally limited to a maximum rate of 18.0% per annum.

Installment, Demand, Collateral and Revolving Credit Loans: We offer various types of consumer loans, including installment, demand, revolving credit and collateral loans, principally to customers residing in our primary market area with acceptable credit ratings. Our installment and collateral consumer loans generally consist of loans on new and used automobiles, loans collateralized by deposit accounts and unsecured personal loans. Installment loans totaled $ 12.6 million and $16.4 million, or 1.1 % and 1.6% of our total loan portfolio, at December 31, 2010 and December 31, 2009, respectively. Collateral loans totaled $ 1.9 million and $2.5 million at December 31, 2010 and December 31, 2009, respectively. Demand loans totaled $ 227,000 and $415,000 at December 31, 2010 and December 31, 2009, respectively, and revolving credit loans totaled $ 84,000 and $75,000 at December 31, 2010 and December 31, 2009, respectively. Collateral loans, demand loans and revolving credit loans each represented less than one percent of our total loan portfolio at December 31, 2010 and December 31, 2009. While the asset quality of these portfolios is currently good, there is increased risk associated with consumer loans during economic downturns as increased unemployment and inflationary costs may make it more difficult for some borrowers to repay their loans.

Origination, Purchasing and Servicing of Loans:

Prior to 2010, we retained most of our residential mortgage originations in our portfolio. In 2010, however, in order to reduce our exposure to rising interest rates , we began to sell fixed-rate conforming loans into the secondary market while retaining the servicing for these loans. Loan servicing includes collecting and remitting loan payments, accounting for principal and interest, contacting delinquent mortgagors, supervising foreclosures and property dispositions in the event of unremedied defaults, making certain insurance and tax payments on behalf of the borrowers and generally administering the loans.

Many of the loans sold into the secondary market have been sold to the Federal Home Loan Bank. We are also an approved seller and servicer of both the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation. All adjustable rate mortgages are currently being held in our residential portfolio. We also originate Federal Housing Administration loans through our “mini-eagle” designation with the U.S. Department of Housing and Urban Development.

At December 31, 2010 and December 31, 2009, we were servicing residential real estate loans sold in the amount of $ 52.9 million and $23.7 million, respectively.   We anticipate our servicing asset will continue to grow as we expect to sell the majority of our fixed rate conforming loan production into the secondary market.

We also purchase adjustable rate one-to-four family residential mortgage loans from approved mortgage banking firms licensed with the Connecticut Department of Banking. These local mortgage bankers are not employed by us and sell their loans based on competitive pricing. We purchased $ 32.4 million and $33.0 million in adjustable rate loans from these firms during the years ended December 31, 2010 and 2009, respectively . The loans are underwritten to the same credit specifications as our internally originated loans.   We do not, however, participate in the purchase of credit impaired loans.  We expect to continue to purchase adjustable rate loans from approved mortgage banking firms so long as pricing and purchase opportunities remain favorable.

From time to time we enter into participations with other regional lenders in commercial real estate and commercial business loan transactions. We participate in transactions (purchase a share of the loan commitment), as well as sell portions of transactions that we originate. As of December 31, 2010 and December 31, 2009, our loan portfolio included $ 150.2 million and $ 137.6 million, respectively, in loans in which we purchased a participation share, and $ 56.8 million and $ 50.4 million, respectively, in loans participated to other institutions.

Loan Maturity Schedule:

The following tables set forth the loan maturity schedule at December 31, 2010 :

	Loans Maturing
	Within One Year	After One But Within Five Years	After Five Years	Total
December 31, 2010	(Dollars In thousands )
Real estate loans:
Residential	$269	$2,241	$451,047	$453,557
Commercial	6,727	39,921	315,190	361,838
Construction	30,582	15,691	350	46,623
Installment	241	2,829	9,527	12,597
Commercial	11,042	32,440	69,053	112,535
Collateral	8	-	1,933	1,941
Home equity line of credit	503	15,622	65,712	81,837
Demand	227	-	-	227
Revolving credit	84	-	-	84
Resort (timeshare)	32,341	38,355	34,519	105,215
Total	$82,024	$147,099	$947,331	$1,176,454

Loans Contractually Due Subsequent to December 30, 2010:

The following table sets forth the scheduled repayments of fixed-rate and adjustable rate loans at December 31, 2010 that are contractually due after December 31, 2011 :

	Due After December 31, 2011
	Fixed	Adjustable	Total
	( Dollars in thousands)
Real estate loans:
Residential	$273,275	$180,013	$453,288
Commercial	119,479	235,631	355,110
Construction	191	15,850	16,041
Installment	12,356	-	12,356
Commercial	39,542	61,951	101,493
Collateral	13	1,920	1,933
Home equity line of credit	1,299	80,036	81,335
Demand	-	-	-
Revolving credit	-	-	-
Resort	10,787	62,087	72,874
Total	$456,942	$637,488	$1,094,430

Loan Approval Procedures and Authority:

Our lending activities follow written, non-discriminatory and regulatory compliant underwriting standards and loan origination procedures established by our board of directors and documented in our loan policy. The loan approval process is intended to assess the borrower’s ability to repay the loan, the viability of the loan, and the adequacy of the value of the collateral that will secure the loan, if applicable. To assess a business borrower’s ability to repay, we review and analyze, among other factors: the borrower’s historical, current, and projected financial performance; its ability to repay the proposed loan(s); the value of the assets offered as collateral; the ability of management to lead the borrower through the current economic cycle; and the financial strength and commitment of the personal or corporate guarantors, if any. To assess an individual borrower’s ability to repay, we review their employment and credit history and information on their historical and projected income and expenses, as well as the adequacy of the collateral.

Our policies and loan approval limits are established by our board of directors. Our board has delegated its authority to grant loans in varying amounts to the board of directors’ loan committee, which is currently comprised of all board members. The board loan committee is charged with general oversight of our credit extension functions and has designated the responsibility for the approval of any individual loan under $2.0 million, when the total aggregate commercial debt to the obligor does not exceed $3.5 million, to our management loan committee. Loan requests above these thresholds are required to be approved by the board’s loan committee. Our management loan committee, in turn, has the right to delegate approval authority with respect to such loans to individual lenders as deemed appropriate.

Review of Credit Quality:

At the time of loan origination, a risk rating based on a nine point grading system is assigned to each commercial-related loan based on the loan officer’s and management’s assessment of the risk associated with each particular loan. This risk assessment is based on an in depth analysis of a variety of factors. More complex loans and larger commitments require that our internal Credit Risk Management Department further evaluate the risk rating of the individual loan or relationship, with Credit Risk Management having final determination of the appropriate risk rating. These more complex loans and relationships receive ongoing periodic review to assess the appropriate risk rating on a post-closing basis with changes made to the risk rating as the borrower’s and economic conditions warrant. Our risk rating system is designed to be a dynamic system and we grade loans on a “real time” basis. Over the course of 2010 and 2009, considerable emphasis has been placed on risk rating accuracy, risk rating justification, and risk rating triggers. Our risk rating process has been enhanced with our recent implementation of industry-based risk rating “cards.” The cards are used by our loan officers and promote risk rating accuracy and consistency on an institution-wide basis. Most loans are reviewed annually as part of a comprehensive portfolio review conducted by management and/or by our independent loan review firm. More frequent reviews of loans rated low pass, watch, substandard and doubtful are conducted by our Credit Risk Management Department . We utilize an independent loan review consulting firm to affirm our rating accuracy and opine on the overall credit quality of our loan portfolio. The consulting firm conducts two loan reviews per year aiming at a 65.0% or higher commercial portfolio penetration. Summary findings of all loan reviews performed by the outside consulting firm are reported to our board of directors and senior management upon completion.

Our board of directors and senior management receive monthly reporting on credit trends in the commercial, residential and consumer portfolios (delinquencies, non-performing loans, risk rating migration, charge-off requests, etc.), as well as an update on any significant or developing troubled assets. In 2009, we engaged an outside software firm to aid in the enhancement of our on-going portfolio monitoring and credit risk management reporting. After a lengthy development process, we introduced risk management “dashboards” in early 2010. The dashboards provide detailed analysis of portfolio and industry concentrations, as well as a variety of asset quality trends within industry and loan product types, and are presented to the board of directors on a monthly basis. This new reporting system also performs various credit administration tracking functions and credit grade migration analysis. We are planning to implement the next phase of this system to allow for an enhanced level of stress testing of the portfolios utilizing a multiple of variables.

In addition to the monthly dashboards, on a periodic basis our board of directors and senior management receive reports on various “highly monitored” industries and portfolios, such as investment commercial real estate, “for-sale” real estate (i.e. subdivision and condominium lending) and resort (timeshare) lending.

This comprehensive portfolio monitoring process is supplemented with several risk assessment tools including monitoring of delinquency levels, analysis of historical loss experience by loan portfolio segment , identification of portfolio concentrations by borrower and industry, and a review of economic conditions that might impact loan quality.

Non-performing and Problem Assets:

Our senior management places considerable emphasis on the early identification of problem assets, problem-resolution and minimizing loss exposure. Delinquency notices are mailed monthly to all delinquent borrowers when they have exceeded their payment grace period , advising them of the amount of their delinquency. A loan is considered delinquent when they customer does not make their payments due according to their contractual terms.   Residential and consumer lending borrowers are typically given 30 days to pay the delinquent payments or to contact us to make arrangements to bring the loan current over a longer period of time. Generally, if a residential or consumer lending borrower fails to bring the loan current within 90 days from the original due date or to make arrangements to cure the delinquency over a longer period of time, the matter is referred to legal counsel and foreclosure or other collection proceedings are initiated. We may consider forbearance or a loan restructuring in certain circumstances where a temporary loss of income is the primary cause of the delinquency, and if a reasonable plan is presented by the borrower to cure the delinquency in a reasonable period of time after his or her income resumes. Problem or delinquent borrowers in our commercial real estate, commercial business and timeshare portfolios are handled on a case-by-case basis, typically by our special assets department. Appropriate problem-resolution and workout strategies are formulated based on the specific facts and circumstances.

All non-commercial mortgage loans are reviewed on a regular basis, and such loans are placed on non-accrual status when they become more than 90 days delinquent. Commercial real estate, commercial business and resort ( timeshare ) loans are evaluated for non-accrual status on a case-by-case basis, but are typically placed on a non-accrual status when they become more than 90 days delinquent. In certain cases, if a loan is less than 90 days delinquent but the borrower is experiencing financial difficulties, such loan may be placed on non-accrual status if we determine that collection of the loan in full is not probable. When loans are placed on non-accrual status, unpaid accrued interest is reversed and further income is recognized only to the extent received. If our non-accruing loans were current in accordance with their contractual terms, additional interest income would have been recorded in the amounts of $ 693,000, $753,000, $203,000 and $78,000 for the years ended December 31, 2010, 2009, 2008 and 2007, respectively.

Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within a reasonable period and there is a sustained period of repayment performance (generally a minimum of six months) by the borrower, in accordance with contractual terms involving payment of cash or cash equivalents. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual status. If a residential real estate, commercial real estate, construction, installment, commercial, collateral, home equity line of credit, demand, revolving credit and resort loan is on non-accrual status or is considered to be impaired, cash payments are applied first to interest income and then as a reduction of principal as specified in the contractual agreement, unless the collection of the remaining principal amount due is considered doubtful.

Classified Assets: Under our internal risk rating system, we currently classify loans and other assets considered to be of lesser quality as “substandard,” “doubtful” or “loss” assets. An asset is considered “substandard” if it is inadequately protected by either the current net worth or the paying capacity of the obligor or by the collateral pledged, if any. “Substandard” assets include those characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. Assets classified as “doubtful” have all of the weaknesses inherent in those classified “substandard,” with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. Assets classified as “loss” are those considered uncollectible and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. In addition to the classifications discussed above, consistent with ASC 310-10-35, assets are classified as impaired when it is probable that we will be unable to collect all amounts due in accordance with the contractual terms of the loan agreement.

The loan portfolio is reviewed on a regular basis to determine whether any loans require risk classification or reclassification. Not all classified assets constitute non-performing assets. For example, at December 31, 2010, 91.0 % of commercial real estate, construction real estate, commercial business and timeshare loans rated substandard and doubtful were current as to payments. At December 31, 2010, our classified assets included loans identified as “substandard,” and “doubtful.” We had no assets classified as “loss” at December 31, 2010 and December 31, 2009, respectively. Substandard assets consisted of $ 81.7 million and $46.8 million of our total loan portfolio at December 31, 2010 and December 31, 2009, respectively, and doubtful assets consisted of $ -0- and $1.7 million of our total loan portfolio at December 31, 2010 and December 31, 2009, respectively.

The following table sets forth the amounts and percentages of classified loans as of December 31, 2010 and December 31, 2009.

	At December 31, 2010		At December 31, 2009
	Amount	Percentage	Amount	Percentage
	(Dollars in thousands)
(Dollars in thousands)
Real Estate
Residential	$9,277	11.4%	$9,277	19.1%
Commercial	29,037	35.4%	26,202	54.0%
Construction	6,221	7.6%	5,022	10.3%
Installment	132	0.2%	65	0.1%
Commercial	14,687	18.0%	6,910	14.2%
Collateral	-	*	-	*
Home equity line of credit	2,092	2.6%	1,079	2.2%
Demand	25	*	25	0.1%
Revolving credit	-	*	-	*
Resort (timeshare)	20,234	24.8%	-	*
Total Classified Loans	$81,705	100.0%	$48,580	100.0%

*Less than 0.1%.

On a quarterly basis, our loan policy requires that we evaluate for impairment all commercial real estate, construction and commercial loans that are classified as non-accrual, secured by real property in foreclosure or are otherwise likely to be impaired, residential non-accruing loans greater than $500,000 and all troubled debt restructurings. We have determined that $ 31.0  million and $16.4 million of impaired loans existed at December 31, 2010 and December 31, 2009, respectively. Based upon our analysis, only $ 15.6 million and $10.2 million of impaired loans required an allowance of $ 5.5 million and $1.4 million to be established as of December 31, 2010 and December 31, 2009, respectively. At December 31, 2010 and December 31, 2009, $ 50.7  million and $32.2 million, respectively, were included on the classified loan list and were not considered impaired.

Loan Delinquencies: The following table sets forth certain information with respect to our loan portfolio delinquencies at the dates indicated.

	Loans Delinquent For
	60-89 Days		90 Days and Over		Total
	Number	Amount	Number	Amount	Number	Amount
	(Dollars in thousands)
At December 31, 2010
Real estate loans:
Residential	6	$4,624	10	$4,128	16	$8,752
Commercial	2	793	6	3,160	8	3,953
Construction	-	-	2	897	2	897
Installment	-	-	5	98	5	98
Commercial	-	-	10	761	10	761
Collateral	-	-	-	-	-	-
Home equity line of credit	1	24	5	1,843	6	1,867
Demand	-	-	1	25	1	25
Revolving credit	-	-	-	-	-	-
Resort (timeshare)	-	-	-	-	-	-
Total	9	$5,441	39	$10,912	48	$16,353
At December 31, 2009
Real estate loans:
Residential	6	$1,919	9	$5,429	15	$7,348
Commercial	3	1,176	5	5,131	8	6,307
Construction	-	-	2	1,074	2	1,074
Installment	1	5	4	87	5	92
Commercial	1	300	8	707	9	1,007
Collateral	-	-	-	-	-	-
Home equity line of credit	2	38	2	1,079	4	1,117
Demand	-	-	1	25	1	25
Revolving credit	-	-	-	-	-	-
Resort (timeshare)	-	-	-	-	-	-
Total	13	$3,438	31	$13,532	44	$16,970
At December 31, 2008
Real estate loans:
Residential	3	$619	10	$3,049	13	$3,668
Commercial	-	-	4	1,468	4	1,468
Construction	-	-	2	1,319	2	1,319
Installment	-	-	4	108	4	108
Commercial	3	95	4	88	7	183
Collateral	-	-	-	-	-	-
Home equity line of credit	-	-	1	80	1	80
Demand	-	-	1	3	1	3
Revolving credit	-	-	-	-	-	-
Resort (timeshare)	-	-	-	-	-	-
Total	6	$714	26	$6,115	32	$6,829

Non-performing Assets: The table below sets forth the amounts and categories of our non-performing assets at the dates indicated. Once a loan is 90 days delinquent or either the borrower or the loan collateral experiences an event that makes full collectability of the loan improbable, the loan is placed on “non-accrual” status. Our policy requires six months of continuous payments in order for the loan to be removed from non-accrual status.

	At December 31,
(Dollars in thousands)	2010	2009	2008	2007	2006

Non-accrual loans:
Real estate loans:
Residential	$5,209	$6,441	$3,049	$2,236	$298
Commercial	3,693	5,316	1,468	136	136
Construction	898	1,074	1,319	-	197
Installment	124	88	108	59	6
Commercial	862	823	88	216	-
Collateral	-	-	-	-	-
Home equity line of credit	2,031	1,079	80	-	-
Demand	25	25	3	-	-
Revolving credit	-	-	-	-	-
Resort (timeshare)	4,880	-	-	-	-
Total non-accrual loans(1)	17,722	14,846	6,115	2,647	637
Accruing loans past due 90 days or more	-	-	-	-	-
Total non-performing loans	17,722	14,846	6,115	2,647	637
Other real estate owned	238	422	-	-	-
Other non-performing assets	-	-	-	-	-
Total non-performing assets	$17,960	$15,268	$6,115	$2,647	$637

Total non-performing loans to total loans	1.51%	1.41%	0.73%	0.39%	0.10%
Total non-performing loans to total assets	1.25%	1.18%	0.56%	0.28%	0.07%

(1)
The amount of income that was contractually due but not recognized on non-accrual loans totaled $ 693,000, $754,000, $203,000 and $78,000, respectively, for the years ended December 31, 2010, 2009, 2008 and 2007.

Troubled debt restructurings: The following table presents information on loans whose terms had been modified in a troubled debt restructuring:

	2010	2009	2008	2007	2006
(Dollars in thousands)
Restructured loans on accrual status	$16,926	$5,417	$-	$-	$-
Restructured loans on nonaccrual status	10,067	3,515	-	-	-
Total restructured loans	$26,993	$8,932	$-	$-	$-

A loan is considered a troubled debt restructuring when we, for economic or legal reasons related to the borrower’s financial difficulties, grant a concession to the borrower in modifying or renewing the loan that we would not otherwise consider. In connection with troubled debt restructurings, terms may be modified to fit the ability of the borrower to repay in line with their current financial status, which may include a reduction in the interest rate to market rate or below, a change in the term or movement of past due amounts to the back-end of the loan or refinancing. A loan is placed on non-accrual status upon being restructured, even if it was not previously, unless the modified loan was current for the six months prior to its modification and we believe the loan is fully collectable in accordance with its new terms. Our policy to restore a restructured loan to performing status is dependent on the receipt of regular payments, generally for a period of six months and one calendar year end. All troubled debt restructurings are classified as impaired loans and are reviewed for impairment by us on a regular basis and a calendar year-end reporting period per our policy.

Under certain circumstances, we provide non-credit related interest rate concessions on residential mortgage loans in lieu of refinancing. Our policy is to modify existing loans to our zero point rate plus 0.25% for a fee of $750.  The existing loan must be at least 12 months old and had no late payments over the last 18 months, or since closing of the loan if the loan is less than 18 months old.  This program is offered on both fixed rate and adjustable rate loans.  During the years ended December 31, 2010 and 2009, we reduced the interest rates on loans aggregating $59.7 million and $63.7 million, respectively. None of these loans were considered impaired, non-performing or troubled debt restructurings.   This is due to the fact that the borrowers for these loans were not experiencing financial difficulty, payments were current on each of these loans and the interest rates were reduced consistent with current market rates for competitive reasons.

Potential Problem Loans: We perform a comprehensive internal analysis of our loan portfolio in order to identify and quantify loans with higher than normal risk. Loans having a higher risk profile are assigned a risk rating corresponding to the level of weakness identified in the loan. All special mention, substandard and doubtful loans are included on our “watchlist” which is updated and reviewed quarterly by our Credit Risk Management Department . In addition, on a quarterly basis, loans rated special mention, substandard or doubtful are formally presented to and reviewed by management to assess the level of risk, ensure the risk ratings are appropriate, and ensure appropriate actions are being taken to minimize potential loss exposure. The review cycle is determined based on the risk rating and level of overall credit exposure. This quarterly review is performed by the Chief Risk Officer and members of the Credit Risk Management and Special Assets Departments . Loans identified as being “loss” are normally fully charged off. Loans risk rated substandard or more severe are generally transferred to the Special Assets Department , although it is not uncommon for commercial lenders to manage stable or improving substandard loans with significant oversight from the special assets department. We do not use interest reserves to keep problem loans current. Interest reserves are only used for construction loans during the construction phase of the loan. See – “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS” for further discussion of non-performing assets.

Allowance for Loan Losses: Allowance for Loan Losses: The allowance for loan losses is maintained at a level believed adequate by management to absorb potential losses inherent in the loan portfolio as of the statement of condition date. The allowance for loan losses consists of a formula allowance following FASB ASC 450 – Contingencies and FASB ASC 310 - Receivables, The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management . This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available . The allowance consists of general, allocated and unallocated components , as further described below .

General component: The general component of the allowance for loan losses is based on historical loss experience adjusted for qualitative factors stratified by the following loan segments: residential real estate, commercial real estate, construction, installment, commercial, collateral, home equity line of credit, demand, revolving credit and resort. Commercial construction includes classes for commercial real estate construction and residential development, commercial real estate, construction, commercial and consumer. Management uses a rolling average of historical losses based on a time frame appropriate to capture relevant loss data for each loan segment. This historical loss factor is adjusted for the following qualitative factors: levels/trends in delinquencies; trends in volume and terms of loans; effects of changes in risk selection and underwriting standards and other changes in lending policies, procedures and practices; experience/ability/depth of lending management and staff; and national and local economic trends and conditions. There were no material changes in the Company’s policies or methodology pertaining to the general component of the allowance for loan losses during 2010.

The qualitative factors are determined based on the various risk characteristics of each loan segment. Risk characteristics relevant to each portfolio segment are as follows:

Residential real estate –residential real estate loans are generally originated in amounts up to 95.0% of the lesser of the appraised value or purchase price of the property, with private mortgage insurance required on loans with a loan-to-value ratio in excess of 80.0%. The Company generally does not grant subprime loans. All loans in this segment are collateralized by owner-occupied residential real estate and repayment is dependent on the credit quality of the individual borrower. Typically, all fixed-rate residential mortgage loans are underwritten pursuant to secondary market underwriting guidelines which include minimum FICO standards. The overall health of the economy, including unemployment rates and housing prices, will have an effect on the credit quality in this segment.

Commercial real estate – Loans in this segment are primarily income-producing properties throughout New England. The underlying cash flows generated by the properties are adversely impacted by a downturn in the economy as evidenced by increased vacancy rates, which in turn, will have an effect on the credit quality in this segment. Management obtains rent rolls annually and continually monitors the cash flows of these loans.

Construction loans – Loans in this segment include commercial construction loans, real estate subdivision development loans, to developers, licensed contractors and builders for the construction and development of commercial real estate projects and residential properties. Construction lending contains a unique risk characteristic as loans are originated under market and economic conditions that may change between the time of origination and the completion and subsequent purchaser financing of the property. In addition, construction subdivision loans and commercial and residential construction loans to contractors and developers entail additional risks as compared to single-family residential mortgage lending to owner-occupants. These loans typically involve large loan balances concentrated in single borrowers or groups of related borrowers. Real estate subdivision development loans to developers, licensed contractors and builders for the construction are generally speculative real estate development loans for which payment is derived from sale of the property. Credit risk is affected by cost overruns, time to sell at an adequate price, and market conditions. Construction financing is generally considered to involve a higher degree of credit risk than longer-term financing on improved, owner-occupied real estate. Residential construction credit quality is impacted by the overall health of the economy, including unemployment rates and housing prices.

Installment, Collateral, Demand and Revolving Credit– Loans in these segments include installment, demand, revolving credit and collateral loans, principally to customers residing in our primary market area with acceptable credit ratings. Our installment and collateral consumer loans generally consist of loans on new and used automobiles, loans collateralized by deposit accounts and unsecured personal loans. The overall health of the economy, including unemployment rates and housing prices, will have an effect on the credit quality in this segment. Excluding collateral loans which are fully collateralized by a deposit account, repayment for loans in these segments are dependent on the credit quality of the individual borrower.

Commercial– Loans in this segment are made to businesses and are generally secured by assets of the business. Repayment is expected from the cash flows of the business. A weakened economy, and resultant decreased consumer spending, will have an effect on the credit quality in this segment.

Home equity line of credit–Loans in this segment include home equity loans and lines of credit generally underwritten with a loan-to-value ratio generally limited to no more than 90%, including any first mortgage. Our home equity lines of credit have ten-year terms and adjustable rates of interest which are indexed to the prime rate. The overall health of the economy, including unemployment rates and housing prices, will have an effect on the credit quality in this segment.

Resort– Loans in this segment include direct receivable, inventory, pre-sale, homeowner association and acquisition & development loans to timeshare developer / operators and participations in timeshare loans originated by experienced timeshare lending institutions, and originates and sells timeshare participations to other lending institutions. Lending to this industry is generally done on a nationwide basis, as the majority of timeshare operators are located outside of the Northeast. The Company currently owns no acquisition & development loans, and a limited amount of inventory loans, homeowner association loans, and pre-sale loans. Receivable loans are typically underwritten utilizing a lending formula in which loan advances are based on a percentage of eligible consumer notes. In addition, these loans generally contain provisions for recourse to the developer, the obligation of the developer to replace defaulted notes, and parameters with respect to minimum FICO scores or average weighted FICO scores of the portfolio of pledged notes. The overall health of the economy, including unemployment rates and housing prices, will have an effect on the credit quality in this segment.

Allocated component: The allocated component relates to loans that are classified as impaired. Impairment is measured on a loan by loan basis for commercial real estate, construction, commercial and resort loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent. An allowance is established when the discounted cash flows (or collateral value) of the impaired loan is lower than the carrying value of that loan. The Company does not separately identify individual consumer and residential real estate loans for impairment disclosures, unless such loans are subject to a troubled debt restructuring agreement or they are nonaccrual loans with outstanding balances of $500,000 or more.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan - by - loan basis for commercial and construction loans by the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral dependent. Management updates the analysis quarterly. The assumptions used in appraisals are reviewed for appropriateness. Updated appraisals are obtained as needed or adjusted to reflect the estimated decline in the fair value based upon current market conditions for comparable properties.

The Company periodically may agree to modify the contractual terms of loans. When a loan is modified and a concession is made to a borrower experiencing financial difficulty, the modification is considered a troubled debt restructuring (“TDR”). All TDRs are initially classified as impaired.

Unallocated component:  An unallocated component is maintained, when needed, to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating allocated and general reserves in the portfolio. The Company’s Loan Policy allows management to utilize a high and low range of 0.0% to 5.0% of our total allowance for loan losses when establishing an unallocated allowance, when considered necessary. The unallocated allowance is used to provide for an unidentified loss that may exist in emerging problem loans that cannot be fully quantified or may be affected by conditions not fully understood as of the balance sheet date.

Based on the qualitative and qualitative assessment of the loan portfolio segments and in thorough consideration of the characteristics, risk and credit quality indicators, a detailed revewof classified, non-performing and impaired loans, management believes that the allowance for loan losses properly estimated the inherent probable credit loss that exists in the loan portfolio as of the balance sheet date. This analysis process is both quantitative and subjective as it requires management to make estimates that are susceptible to revisions as more information becomes available. Although we believe that we have established the allowance at levels to absorb probable losses, future additions may be necessary if economic or other conditions in the future differ from the current environment.

Schedule of Allowance for Loan Losses: The following table sets forth activity in the allowance for loan losses for the years indicated.

	For the Years Ended December 31
	2010	2009	2008	2007	2006
(Dollars in thousands)

Balance at beginning of year	$16,316	$9,952	$8,124	$8,312	$8,263
Provision for (reversal of) loan losses (1)	6,694	7,896	2,117	(706)	(474)
Charge-offs:
Real estate
Residential	(1,152)	(134)	(1)	-	-
Commercial	(1,138)	(284)	(136)	(55)	-
Construction	-	(246)	-	-	-
Installment	(3)	(41)	(4)	(1)	(5)
Commercial	(8)	(879)	(161)	(238)	(17)
Collateral	-	(1)	-	-	-
Home equity line of credit	-	-	-	-	-
Demand	(25)	(20)	(20)	(1)	-
Revolving credit	(32)	(34)	(32)	(28)	(18)
Resort (timeshare)	-	-	-	-	-
Total charge-offs	(2,358)	(1,639)	(354)	(323)	(40)

Recoveries:
Real estate
Residential	-	-	-	-	-
Commercial	48	-	10	794	458
Construction	-	-	-	-	-
Installment	13	2	4	2	2
Commercial	15	91	39	32	95
Collateral	-	1	-	-	-
Home equity line of credit	-	-	-	-	-
Demand	6	-	-	1	-
Revolving credit	-	13	12	12	8
Resort (timeshare)	-	-	-	-	-
Total recoveries	82	107	65	841	563

Net (charge-offs) recoveries	(2,276)	(1,532)	(289)	518	523
Allowance at end of year	$20,734	$16,316	$9,952	$8,124	$8,312

Ratios:

Allowance for loan losses to non-performing loans at end of year	117.00%	109.90%	162.75%	306.91%	1,304.87%
Allowance for loan losses to total loans outstanding at end of year	1.76%	1.54%	1.18%	1.20%	1.37%
Net charge-offs (reversals) to average loans outstanding	0.21%	0.17%	0.04%	(0.08)%	(0.09)%

(1)	The reversal of the provision of loan losses in the fiscal years December 31, 2006 and 2007 were a result of decreases in charge-offs and increases in recoveries.

As shown in the table above, our coverage ratio for our allowance for loan losses to non-performing loans and impaired loans has declined significantly since 2006.  This decline is directly attributable to the prolonged recessionary influences during 2009 and 2010.  This resulted in an increase in both non-accruing and impaired loans since December 31, 2008.  Since December 31, 2008, and in response to the deterioration in the economic climate and asset quality trends, our allowance for loan losses increased $10.78 million, or 108%, to $20.73 million as of December 31, 2010.  Despite this, our increase in non-accruals outpaced our increase in allowance for loan losses during this period, resulting in a decline in coverage ratio.  Our increase in allowance for loan losses for the year ended December 31, 2010 from December 31, 2009, along with a slight decrease in commercial real estate and residential non-accrual loans, increased our coverage ratio to 117% for the period ended December 31, 2010.  This represents a slight improvement over a non-accrual coverage ratio of 110% at December 31, 2009.

With respect to charge-offs, it is our general policy to charge-off or partially charge-off any loan when it becomes evident that its collectability is highly unlikely, or our internal loan rating dictates a charge-off, either full or partial.  We take a charge-off when it is determined that there is a confirmed loss.  Our charge-off policy has remained consistent over the past two years and has not undergone any material revisions.

In making a determination on whether collection of a loan is unlikely, a number of criteria are considered including, but not limited to: the borrower’s financial condition; the borrower’s historical, current, and pro-forma debt service ability; an updated collateral valuation and / or impairment test; and the borrower’s and /or guarantor’s willingness and demonstrated ability to continue to support the credit (inclusive of a global cash flow analysis, if warranted).

With respect to reserves, all impaired loans are reviewed to determine if a valuation should be established based on one of three measurement tests: (1) the present value of expected cash flows discounted at the effective interest rate; (2) the fair value of the collateral, if applicable; or (3) the observable market price for the loan.  If we determine that an impairment amount exists, we will establish a valuation allowance (i.e. specific reserve) for the loan.  All other loans, including individually evaluated loans determined not to be impaired, are included in a group of loans that is collectively evaluated for impairment.  We categorize our loan portfolio into separate loan portfolio segment with similar risk characteristics.  In estimating credit losses, we consider historical loss experience on each loan portfolio segement, adjusted for changes in trends, conditions, and other relevant factors that may affect repayment of the loans as of the evaluation date. For the year ended December 31, 2010, we have recorded partial charge-offs in the amount of $875,869 against impaired loans of $31.0 million.  Any partial charge-offs on our non-performing or impaired loans cause a reduction in our coverage ratio for our allowance for loan losses and other credit loss statistics.

As of December 31, 2010, we had impaired loans of $15.4 million with no valuation or partial charge-offs recorded.  As described above, if a loan is determined to be impaired, we will evaluate the amount of reserves for such loans based on the present value of expected cash flows discounted at the effective interest rate, the fair value of the collateral, if applicable, or the observable market price for the loan.  If we determine that an impairment amount exists, we will establish a valuation allowance for the loan.  If no impairment amount exists based on these tests, then no allowance for loan loss is required on that loan.  If an impairment is shown to exist, we establish an allowance for loan loss for the amount that the recorded investment, or book value, in the loan exceeds the measure of the impaired loan.  In general, any portion of the recorded investment in a collateral dependent loan in excess of the fair value can be indentified as uncollectible and is, therefore, deemed a confirmed loss which is charged-off against our allowance for loan losses.

Allocation of Allowance for Loan Losses: The following table sets forth the allowance for loan losses allocated by loan portfolio segment , the percentage of allowance in each category to total allowance, and the percentage of loans in each portfolio segment to total loans at the dates indicated. The allowance for loan losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

	At December 31
	2010			2009
	Allowance for Loan Losses	% of Allowance for Loan Losses	% of Loans in Category to Total Loans	Allowance for Loan Losses	% of Allowance for Loan Losses	% of Loans in Category to Total Loans

(Dollars in thousands)
Real Estate:
Residential	$3,056	14.7%	38.6%	$2,138	13.1%	42.4%
Commercial	7,726	37.3%	30.8%	6,890	42.2%	25.2%
Construction	524	2.5%	4.0%	1,538	9.4%	6.5%
Installment	115	0.6%	1.1%	124	0.8%	1.6%
Commercial	1,564	7.5%	9.6%	2,828	17.3%	9.9%
Collateral	-	-	0.1%	-	-	0.2%
Home equity line of credit	558	2.7%	7.0%	487	3.0%	6.3%
Demand	3	*	*	1	-	-
Revolving credit	-	-	*	-	-	-
Resort (timeshare)	7,188	34.7%	8.8%	2,310	14.2%	7.9%
Unallocated allowance	-		n/a	-	-	n/a

Total allowance for loan losses	$20,734	100.0%	100.0%	$16,316	100.0%	100.0%

	At December 31,
	2008			2007			2006
	Allowance for Loan Losses	% of Allowance for Loan Losses	% of Loans in Category to Total Loans	Allowance for Loan Losses	% of Allowance for Loan Losses	% of Loans in Category to Total Loans	Allowance for Loan Losses	% of Allowance for Loan Losses	% of Loans in Category to Total Loans
	(Dollars in thousands)
Real Estate:
Residential	$1,068	10.7%	45.9%	$1,018	12.5%	47.2%	$1,203	14.5%	45.2%
Commercial	3,118	31.3%	24.0%	3,475	42.8%	25.0%	3,451	41.5%	27.4%
Construction	1,319	13.3%	7.1%	315	3.9%	7.1%	497	6.0%	6.5%
Installment	433	4.4%	2.6%	16	0.2%	3.5%	18	0.2%	3.1%
Commercial	2,749	27.6%	10.4%	2,632	32.4%	12.8%	2,392	28.7%	13.1%
Collateral	-	-	0.2%	-	-	0.3%	-	-	0.3%
Home equity line of credit	-	-	4.0%	652	8.0%	4.0%	530	6.4%	4.3%
Demand	-	-	0.1%	-	-	0.1%	-	-	0.1%
Revolving credit	-	-	-	-	-	-	-	-	-
Resort (timeshare)	334	3.4%	5.7%	-	-	-	-	-	-
Unallocated allowance	931	9.3%	n/a	16	0.2%	n/a	221	2.7%	n/a

Total allowance for loan losses	$9,952	100.0%	100.0%	$8,124	100.0%	100.0%	$8,312	100.0%	100.0%

Investment Activities

Our Chief Financial Officer is responsible for implementing our investment policy. The investment policy is reviewed at least annually by management and our board of directors and any changes to the policy are subject to the approval of the board of directors. Authority to make investments under the approved investment policy guidelines is delegated by the board of directors to our Chairman, President and Chief Executive Officer and our Chief Financial Officer. While general investment strategies are developed and authorized by our Chief Financial Officer, the execution of specific actions rests with both our Chairman, President and Chief Executive Officer and the Chief Financial Officer, who may act jointly or severally. The Chief Financial Officer is responsible for ensuring that the guidelines and requirements included in the investment policy are followed and that all securities are considered prudent for investment.

Our investment policy requires that all securities transactions be conducted in a safe and sound manner. Investment decisions must be based upon a thorough analysis of each security instrument to determine its credit quality and fit within our overall asset/liability management objectives, its effect on our risk-based capital and the overall prospects for yield and/or appreciation.

Our investment portfolio, excluding FHLBB stock, totaled $ 166.7 million and $ 124.4 million at December 31, 2010 and December 31, 2009, respectively, and consisted primarily of United States government and agency securities, including securities issued by government sponsored enterprises, Government-sponsored residential mortgage -back securities, municipal and other bonds , mutual funds and equity securities, including trust preferred equity securities.

Our investment objectives are to provide and maintain liquidity, to establish an acceptable level of interest rate and credit risk, to provide an alternate source of low-risk investments when demand for loans is weak and to generate a favorable return. Our board of directors has the overall responsibility for the investment portfolio, including approval of our investment policy, which is reviewed and approved at least annually. Our board of directors reviews the status of our investment portfolio on a quarterly basis.

Investment Securities Portfolio: The following table sets forth the carrying values of our available-for-sale and held-to-maturity securities portfolio at the dates indicated.

	At December 31,
	2010		2009		2008
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
(Dollars in thousands)

Available-for-Sale:
U.S. Treasuries and U.S. government agency obligations	$123,977	$124,055	$5,004	$5,020	$35,628	$35,981
Government-sponsored residential mortgage -backed securities	30,516	32,294	102,012	106,231	130,467	131,942
Corporate debt securities	1,000	1,052	1,500	1,513	2,500	2,544
Trust preferred debt securities	44	44	67	90	250	250
Preferred equity securities	2,110	1,860	2,132	1,989	2,154	1,165
Marketable equity securities	398	406	1,479	1,419	1,479	1,369
Mutual funds	3,280	3,297	5,065	5,088	5,000	4,853
Total available-for-sale	$161,325	$163,008	$117,259	$121,350	$177,478	$178,104

Held-to-Maturity:
Government-sponsored residential mortgage -backed securities	$9	$9	$10	$11	$11	$13
Municipal debt securities	663	663	-	-	-	-
Trust preferred debt securities	3,000	3,000	3,000	$3,000	$3,000	$2,759
Total held-to-maturity	$3,672	$3,672	$3,010	$3,011	$3,011	$2,772

During the year ended December 31, 2010, we recorded no other-than-temporary impairment charges.   During the year ended December 31, 2009, we recorded an other-than-temporary impairment charges of $ 161,000 on a trust preferred security. During the year ended December 31, 2008, we recorded an other-than-temporary impairment charge of $5.2 million related to two trust preferred securities, one preferred stock and seven common stocks.

Consistent with our overall business and asset/liability management strategy, which focuses on sustaining adequate levels of core earnings, most securities purchased were classified available-for-sale at December 31, 2010 and December 31, 2009.

U.S. Treasuries and U.S. Government Agency Obligations: At December 31, 2010 and December 31, 2009, our U.S. treasuries and U.S. government agency obligations portfolio totaled $ 124.0 million and $5.0 million, respectively, all of which were classified as available-for-sale. There were no structured notes or derivatives in the portfolio.

Government-Sponsored Residential Mortgage-Backed Securities: We purchase mortgage-backed securities insured or guaranteed by U.S. Government agencies and government-sponsored entities, including Fannie Mae, Freddie Mac and Ginnie Mae. We do not own any “private label” mortgage backed securities. We invest in mortgage-backed securities to achieve a positive interest rate spread with minimal administrative expense and lower our credit risk as a result of the guarantees provided by Fannie Mae, Freddie Mac and Ginnie Mae.

Government-sponsored mortgage -backed securities are created by the pooling of mortgages and the issuance of a security with an interest rate which is less than the interest rate on the underlying mortgages. These mortgage -backed securities typically represent a participation interest in a pool of single-family or multi-family mortgages, although we focus our investments on mortgage-backed securities backed by one-to-four family mortgages. The issuers of such securities pool and resell the participation interests in the form of securities to investors such as us and guarantee the payment of principal and interest to investors. Government-sponsored residential mortgage -backed securities generally yield less than the loans that underlie such securities because of the cost of payment guarantees, mortgage servicing and credit enhancements. However, these mortgage-backed securities are usually more liquid than individual mortgage loans and may be used to collateralize our borrowing obligations.

At December 31, 2010, the carrying value of Government-sponsored residential mortgage-backed securities totaled $ 32.3 million, or 2.3 % of assets, and 2.4 % of interest earning assets, $ 32.3 million of which were classified as available-for-sale and $9,000 of which were classified as held-to-maturity, compared to the carrying value of mortgage-backed securities at December 31, 2009 which totaled $106.2 million, or 8.5% of assets and 10.6% of interest-earning assets, $106.2 million of which were classified as available-for-sale and $11,000 of which were classified as held-to-maturity. At December 31, 2010 and December 31, 2009, respectively, 9.7 % and 4.0 % of the mortgage-backed securities were backed by adjustable rate loans and 90.3 % and 96% were backed by fixed-rate mortgage loans. The available-for-sale mortgage-backed securities portfolio had a book yield of 4.66 % at December 31, 2010, compared to a book yield of 5.17% at December 31, 2009 and the held-to-maturity mortgage-backed securities portfolio had a book yield of 11.5 % and 11.7% at December 31, 2010 and December 31, 2009, respectively. The estimated fair value of our mortgage-backed securities at December 31, 2010 was $ 32.3 million, which is $ 1.8 million more than the amortized cost of $ 30.5 million and at December 31, 2009 was $106.2 million, which is $4.2 million more than the amortized cost of $102.0 million at the date. Investments in mortgage-backed securities involve a risk that actual prepayments may differ from estimated prepayments over the life of the security, which may require adjustments to the amortization of any premium or accretion of any discount relating to such instruments, thereby changing the net yield on such securities. There is also reinvestment risk associated with the cash flows from such securities. In addition, the market value of such securities may be adversely affected by changes in interest rates.

Our investment portfolio contained no Government-sponsored residential mortgage-backed securities collateralized by “subprime” loans for the years ended December 31, 2010 and 2009. Although we do not have a direct exposure to subprime related assets, the value and related income of our mortgage-backed securities are sensitive to changes in economic conditions, including delinquencies and/or defaults on the underlying mortgages. Continuing shifts in the market’s perception of credit quality on securities backed by residential mortgage loans may result in increased volatility of market price and periods of illiquidity that can have a negative impact upon the valuation of certain securities held by us.

Corporate Debt Securities: At December 31, 2010 and December 31, 2009, the carrying value of our corporate bond portfolio totaled $ 1.1 million and $1.5 million, respectively, all of which was classified as available-for-sale. The corporate bond portfolio reprices quarterly to LIBOR and had a book yield of 5.38 % at December 31, 2010 and December 31, 2009. Although corporate bonds may offer higher yields than U.S. Treasury or agency securities of comparable duration, corporate bonds also have a higher risk of default due to possible adverse changes in the credit-worthiness of the issuer. In order to mitigate this risk, our investment policy requires that corporate debt obligation purchases be rated “A” or better by a nationally recognized rating agency. A security that is subsequently downgraded below investment grade will require additional analysis of credit worthiness and a determination will be made to hold or dispose of the investment.

Trust Preferred Debt Securities: At December 31, 2010 the carrying value of our trust preferred debt securities totaled $ 3.0 million, of which $3.0 million was classified as held-to-maturity and $ 44,000 was classified as available-for-sale.  At December 31, 2009, the carrying value of our trust preferred debt securities totaled $3.1 million, of which $3.0 million was classified as held-to-maturity and $ 2.1 million was classified as available-for-sale.

Municipal Debt Securities: These securities consist primarily of obligations issued by states, counties and municipalities or their agencies and include general obligation bonds, industrial development revenue bonds and other revenue bonds. Our investment policy requires that such state agency or municipal obligation purchases be rated “A” or better by a nationally recognized rating agency. A security that is subsequently downgraded below investment grade will require additional analysis of credit worthiness and a determination will be made to hold or dispose of the investment. At December 31, 2010 and December 31, 2009, our state agency and municipal obligations portfolio totaled $ 663,000 and is classified as held-to-maturity. We had no municipal debt securities as of December 31, 2009.

Marketable Equity Securities and Mutual Funds : We currently maintain a diversified equity securities and mutual funds  portfolio. At December 31, 2010, the fair value of our marketable equity securities portfolio totaled $ 406,000, compared to the fair value of our marketable equity securities portfolio at December 31, 2009, which totaled $ 1.5 million. Our marketable equity securities represented less than one percent of total assets at December 31, 2010 and 2009 and were classified as available-for-sale.   At December 31, 2010 and 2009, the mutual funds portfolio totaled $3.3 million and $5.1  million, respectively. The industries represented by our common stock investments are diverse and include banking, insurance and financial services, integrated utilities and various industrial sectors. Our investment policy provides that the total equity portfolio can not exceed 50% of the Tier I capital of Farmington Bank. Investments in equity securities and mutual funds involve risk as they are not insured or guaranteed investments and are affected by stock market fluctuations. Such investments are carried at their market value and can directly affect our net capital position.

Preferred Equity Securities: Our investments in preferred equity securities consist of 80,000 shares of both Goldman Sachs and FHLMC preferred stock. The carrying value of our preferred equity securities totaled $1.9 million and $2.0 million at December 31, 2010 and 2009, respectively.

Portfolio Maturities and Yields: The composition and maturities of the investment securities portfolio at December 31, 2010 and December 31, 2009 are summarized in the following tables. Maturities are based on the final contractual payment dates, and do not reflect the impact of prepayments or early redemptions that may occur. State agency and municipal obligations as well as common and preferred stock yields have not been adjusted to a tax-equivalent basis. Certain mortgage-backed securities have interest rates that are adjustable and will reprice annually within the various maturity ranges. These repricing schedules are not reflected in the table below. At December 31, 2010, mortgage-backed securities with adjustable rates totaled $ 3.1 million and at December 31, 2009, mortgage-backed securities with adjustable rates totaled $4.3 million.

	One Year or Less		More than One Year through Five Years		More than Five Years through Ten Years		More than Ten Years		Total Securities
December 31, 2010	Fair Value	Weighted- Average Yield	Fair Value	Weighted- Average Yield	Fair Value	Weighted- Average Yield	Fair Value	Weighted- Average Yield	Fair Value	Weighted- Average Yield
	(Dollars in thousands)
Available-for-Sale
U.S treasuries and U.S. government agency obligations	$112,974	0.1%	$11,081	2.1%	$-		$-	-	$124,055	0.3%
Government-sponsored residential mortgage-backed securities	-		19,322	4.0%	3,161	4.7%	9,811	5.9%	32,294	4.7%
Corporate debt securities	-		-		1,052	5.4%	-		1,052	5.4%
Trust preferred debt securities	-		-		-		44	2.1%	44	2.1%
Preferred equity securities	-		-		-		-	-	1,860
Marketable equity securities	-		-		-		-	-	406
Mutual Funds	-		-		-		-	-	3,292
Total available-for-sale									$163,008

Held-to-Maturity:
Mortgage-backed securities									$9
Municipal debt securities									663
Trust preferred debt securities									3,000
Total held-to-maturity									$3,672

	One Year or Less		More than One Year through Five Years		More than Five Years through Ten Years		More than Ten Years		Total Securities
December 31, 2009	Fair Value	Weighted- Average Yield	Fair Value	Weighted- Average Yield	Fair Value	Weighted- Average Yield	Fair Value	Weighted- Average Yield	Fair Value	Weighted- Average Yield
	(Dollars in thousands)
Available-for-Sale
Debt Securities:
U.S treasuries and U.S. government agency obligations	$-	-	$5,020	2.7%	$-	-	$-	-	$5,020	2.7%
Government-sponsored residential mortgage-backed securities	-	-	27,548	4.1%	7,602	4.4%	71,081	5.7%	106,231	5.2%
Corporate debt securities	506	6.2%	-	-	1,007	5.4%	-	-	1,513	5.6%
Trust preferred debt securities	-	-	-	-	-	-	90	2.9%	90	2.9%
Trust preferred securities	-	-	-	-	-	-	-	-	1,989
Marketable equity securities	-	-	-	-	-	-	-	-	1,419
Mutual funds	-	-	-	-	-	-	-	-	5,088
Total available-for-sale									$121,350

Held-to-Maturity
Mortgage-backed securities									11
Trust preferred debt securities									3,000
Total held-to-maturity									$3,011

Sources of Funds

General: Deposits have traditionally been our primary source of funds for use in lending and investment activities. In addition to deposits, funds are derived from scheduled loan payments, investment maturities, loan prepayments, retained earnings and income on earning assets. See “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – Liquidity and Capital Resources”.

Deposits: A majority of our depositors are persons who work or reside in Hartford County, Connecticut. We offer a selection of deposit instruments, including checking, savings, money market savings accounts, negotiable order of withdrawal (“NOW”) accounts and fixed-rate time deposits. Deposit account terms vary, with the principal differences being the minimum balance required, the amount of time the funds must remain on deposit and the interest rate. We had no brokered deposits for the years ended December 31, 2010 and 2009; however, we have recently established a relationship with Promontory Interfinancial Network, LLC to participate in their reciprocal deposit program as a service to our customers. This program provides enhanced FDIC insurance to participating customers. We did not have any borrowings from deposit brokers for the years ended December 31, 2010 and 2009.

Interest rates paid, maturity terms, service fees and withdrawal penalties are established on a periodic basis. Deposit rates and terms are based primarily on current operating strategies, market rates, liquidity requirements, rates paid by competitors and growth goals. To attract and retain deposits, we rely upon personalized customer service, long-standing relationships and competitive interest rates.

The flow of deposits is influenced significantly by general economic conditions, changes in money market and other prevailing interest rates and competition. The variety of deposit accounts that we offer allows us to be competitive in obtaining funds and responding to changes in consumer demand. Based on historical experience, management believes our deposits are relatively stable. Expansion of the branch network and the commercial banking division, as well as deposit promotions and disintermediation from investment firms due to increasing uncertainty in the financial markets, has provided us with opportunities to attract new deposit relationships.

It is unclear whether the recent growth in deposits will reflect our historical, stable experience with deposit customers. The ability to attract and maintain money market accounts and time deposits, and the rates paid on these deposits, has been and will continue to be significantly affected by market conditions. At December 31, 2010, $ 453.7 million, or 40.9 % of our deposits were time deposits, of which $ 362.7 million had maturities as of one year or less. At December 31, 2009, $446.7 million, or 45.0%, of our deposit accounts were time deposits, of which $397.7 million had maturities of one year or less.

In June 2009, we created a government banking group to provide deposit and loan services to municipalities throughout Connecticut. We hired an experienced government banking officer to market our services and lead our newly created group. Through the efforts of our newly created government banking group, we attracted significant municipal deposits through existing and newly formed relationships. Municipal deposits as of December 31, 2010 and December 31, 2009 was $ 173.8 million or 15.7 % and $114.1 million or 11.5% of our total deposits outstanding, respectively. These deposits are slightly more volatile than other deposits but provide significant liquidity generally at a lower or similar cost to wholesale funds. We limit the related contingent funding risk by limiting the amount of municipal deposits that can be accepted.

The following table displays a summary of our deposits as of the dates indicated:

	At December 31,
	2010			2009			2008
	Balance	Percent	Weighted- Average Rate	Balance	Percent	Weighted- Average Rate	Balance	Percent	Weighted- Average Rate
	(Dollars in thousands)
Deposit type:
Demand deposits	$150,186	13.5%	-	$128,884	13.0%	-	$111,337	13.8%	-
NOW accounts	217,151	19.6%	0.3%	151,770	15.2%	0.4%	54,319	6.8%	0.3%
Money market	158,232	11.6%	0.9%	146,906	14.8%	1.0%	83,835	10.4%	1.3%
Savings accounts	129,122	14.4%	0.2%	119,491	12.0%	0.2%	105,029	13.1%	0.2%
Club accounts	137	-	0.2%	130	-	0.2%	137	-	0.4%
Total non-time deposit accounts	654,828	59.1%	0.4%	547,181	55.0%	0.4%	354,657	44.1%	0.4%
Time deposits	453,677	40.9%	1.2%	446,705	45.0%	1.6%	449,428	55.9%	3.1%
Total deposits	$1,108,505	100.0%	0.7%	$993,886	100.0%	0.9%	$804,085	100.0%	1.9%

As of December 31, 2010, the aggregate amount of outstanding time deposits in amounts greater than or equal to $100,000 was $ 196.8 million. As of December 31, 2009, the aggregate amount of outstanding time deposits in amounts greater than or equal to $100,000 was $171.9 million. The following table sets forth the maturity of those time deposits as of December 31, 2010 and December 31, 2009, respectively:

	At December 31, 2010	At December 31, 2009
	(Dollars in thousands)

Three months or less	$85,313	$64,587
Over three months through six months	34,860	58,796
Over six months through one year	40,376	34,434
Over one year through three years	25,045	9,082
Over three years	11,252	5,022

Total	$196,846	$171,921

The following table sets forth the time deposits classified by interest rate as of the dates indicated:

	At December 31,
	2010	2009	2008
	(Dollars in thousands)
Interest Rate:
0.00% - 1.00%	$250,346	$115,489	$3,603
1.01% - 2.00%	130,908	247,343	61,356
2.01% - 3.00%	64,459	51,647	103,379
3.01% - 4.00%	5,163	26,997	234,867
4.01% - 5.00%	1,331	3,731	43,810
5.01% - 6.00%	1,470	1,498	2,413

Total	$453,677	$446,705	$449,428

The following table sets forth the amounts and maturities of time deposits at December 31, 2010:

	One Year and Under	Over One Year to Two Years	Over Two Years to Three Years	Over Three Years to Four Years	Over Four Years to Five Years	Thereafter	Total	Percentage of Total Time Deposit Accounts
	(Dollars in thousands)
Interest Rate
0.00% - 1.00%	$249,695	$651	$-	$-	$-	$-	$250,346	55.2%
1.01% - 2.00%	79,847	37,275	13,740	46	-	-	130,908	28.9%
2.01% - 3.00%	27,798	2,467	6,161	11,473	16,560	-	64,459	14.2%
3.01% - 4.00%	3,065	1,488	459	-	151	-	5,163	1.1%
4.01% - 5.00%	853	478	-	-	-	-	1,331	0.3%
5.01% - 6.00%	1,470	-	-	-	-	-	1,470	0.3%
Total	$362,728	$42,359	$20,360	$11,519	$16,711	$-	$453,677	100.0%

The following table sets forth the amounts and maturities of time deposits at December 31, 2009:

	One Year and Under	Over One Year to Two Years	Over Two Years to Three Years	Over Three Years to Four Years	Over Four Years to Five Years	Thereafter	Total	Percentage of Total Time Deposit Accounts
	(Dollars in thousands)
Interest Rate:
0.00% - 1.00%	$114,976	$513	$-	$-	$-	$-	$115,489	25.9%
1.01% - 2.00%	228,024	17,500	1,815	4	-	-	247,343	55.4%
2.01% - 3.00%	30,293	3,201	2,070	3,722	12,361	-	51,647	11.6%
3.01% - 4.00%	21,881	3,161	1,485	470	-	-	26,997	6.0%
4.01% - 5.00%	2,440	836	455	-	-	-	3,731	0.8%
5.01% - 6.00%	103	1,395	-	-	-	-	1,498	0.3%
Total	$397,717	$26,606	$5,825	$4,196	$12,361	$-	$446,705	100.0%

The following table sets forth the interest-bearing deposit activities for the periods indicated:

	Years Ended December 31,
	2010	2009	2008
	(Dollars in thousands)

Beginning balance	$865,002	$692,748	$683,246
Net increase (decrease) in deposits before interest credited	84,988	158,728	(10,075)
Interest credited	8,329	13,526	19,577
Net increase in deposits	93,317	172,254	9,502
Ending balance	$958,319	$865,002	$692,748

Borrowed Funds

Our borrowings consist of advances from and a line of credit with the FHLBB. At December 31, 2010 and 2009, we had an available line of credit with the FHLBB in the amount of $8.8 million and access to additional Federal Home Loan Bank advances of up to $ 202.9 million. Internal policies limit borrowings to 25.0% of total assets, or $ 354.2 million and $313.8 million at December 31, 2010 and 2009, respectively.

We have a Master Repurchase Agreement borrowing facility with a broker. Borrowings under the Master Repurchase Agreement are secured by our investments in certain treasury bill securities totaling $ 25.0 million. Outstanding repurchase agreement borrowings totaled $21.0 million at December 31, 2010 and 2009.

During 2010, we entered into an arrangement with PNC Bank giving us access to a $10.0 million pre-approved unsecured line of credit, which was undrawn at December 31, 2010.

Subsidiary Activities

Farmington Bank is currently the only subsidiary of FCB and is incorporated in Connecticut. Farmington Bank currently has the following subsidiaries all of which are incorporated in Connecticut: Farmington Savings Loan Servicing, Inc., Village Investments, Inc., Village Corp., Limited, 28 Main Street Corp., Village Management Corp. and Village Square Holdings Inc.

Farmington Savings Loan Servicing, Inc.: Established in 1999, Farmington Savings Loan Servicing, Inc. operates as Farmington Bank’s “passive investment company” (“PIC”) which exempts it from Connecticut income tax under current law.

Village Investments, Inc.: Established in 1994, Village Investments, Inc. currently offers brokerage and investment advisory services through a contract with Infinex Financial Services, a registered broker-dealer.

Village Corp., Limited: Established in 1986, Village Corp., Limited was established to hold certain commercial real estate acquired through foreclosures, deeds in lieu of foreclosure, or other similar means.

28 Main Street Corp.: Established in 1992, 28 Main Street Corp. was established to hold residential other real estate owned. 28 Main Street Corp. is currently inactive.

Village Management Corp: Established in 1992, Village Management Corp. was established to hold commercial other real estate owned. Village Management Corp. is currently inactive.

Village Square Holdings, Inc.: Established in 1992, currently holds certain commercial real estate of Farmington Bank previously used as Farmington Bank’s operations center prior to our relocation to One Farm Glen Boulevard, Farmington, Connecticut.

Charitable Foundation

The Farmington Bank Foundation, Inc., which is not a subsidiary of Farmington Bank, was established in 1998 to serve as a conduit for providing contributions, grants and scholarships to a host of eligible organizations and individuals. To date, the Farmington Bank Foundation, Inc. has donated more than $3.6 million to charitable causes throughout Connecticut. Since 1999, Farmington Bank has contributed to the Farmington Bank Foundation, Inc. $5.0 million in cash and marketable equity securities with, at the date of contribution, a cost basis and fair market of $368,000 and $1.8 million, respectively. The foundation’s board of directors currently consists of Ronald A. Bucchi, Kenneth Burns, John J. Carson, David M. Drew, Robert F. Edmunds, Jr., Brenda O. Kowalski, John J. Patrick, Jr., Kevin S. Ray, Michael Schweighoffer, Gregory A. White, Michael A. Ziebka. It is expected that most of these individuals, in addition to one or more local community members, will also serve as the board of directors of Farmington Bank Community Foundation, Inc., which is being established in connection with the reorganization and offering. Farmington Bank plans to maintain the current foundation after the offering, but does not expect to make any additional contributions to it.

In furtherance of our commitment to our community, the plan of conversion provides that we will establish Farmington Bank Community Foundation, Inc., as a Connecticut non-stock corporation in connection with the offering. The charitable foundation will be funded with shares of FCB common stock, as further described in this prospectus.

Bank-Owned Life Insurance

We owned $ 19.7 million and $14.0 million of bank-owned life insurance at December 31, 2010 and 2009, respectively. These policies were purchased for the purpose of protecting Farmington Bank against the cost/loss due to the death of key employees and to offset Farmington Bank’s future obligations to its employees under various retirement and benefit plans.

Legal Proceedings

We are subject to certain pending and threatened legal actions which arise out of the normal course of our business, including typical customer claims and counterclaims arising out of the retail banking and mortgage banking business. We believe that the resolution of any pending or threatened litigation will not have a material adverse effect on our consolidated financial condition or results of operations.

Personnel

At December 31, 2010, we had 278 full-time equivalent employees, none of whom are represented by a collective bargaining unit. We believe our relationship with our employees is good.

SUPERVISION AND REGULATION

General

Farmington Bank, a Connecticut-chartered stock savings bank, is subject to extensive regulation by the Connecticut Banking Department, as its chartering agency, and by the FDIC, as its deposit insurer. Farmington Bank’s deposits are insured up to applicable limits by the FDIC through the Federal Deposit Insurance Fund. Farmington Bank is required to file reports with, and is periodically examined by, the FDIC and the Connecticut Banking Department concerning its activities and financial condition and must obtain regulatory approvals prior to entering into certain transactions, such as mergers with, or acquisitions of, other financial institutions. FCB, as a bank holding company at the completion of the conversion will be subject to regulation by and required to file reports with the Connecticut Department of Banking, the FDIC, the Federal Reserve Board and the Securities and Exchange Commission.

The following discussion of other laws and regulations material to our operations contains a summary of the current material provisions of such laws and regulations applicable to our operations . Any change in such regulations, whether by the Connecticut Department of Banking, the FDIC, the Federal Reserve Board or the Securities and Exchange Commission, could have a material adverse impact on us.

Dodd-Frank Wall Street Reform and Consumer Protection Act

On July 21, 2010, the President of the United States signed the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). This new law will significantly change the current bank regulatory structure and affect the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies. The Dodd-Frank Act requires various federal agencies to adopt a broad range of new rules and regulations, and to prepare numerous studies and reports for Congress. The federal agencies are given significant discretion in drafting the rules and regulations, and consequently, many of the details and much of the impacts of the Dodd-Frank Act may not be known for many months or years.

The Dodd-Frank Act creates a new Consumer Financial Protection Bureau (“CFPB”) with broad powers to supervise and enforce consumer protection laws. The CFPB has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions, including the authority to prohibit “unfair, deceptive or abusive” acts and practices. The CFPB has examination and enforcement authority over all banks with more than $10 billion in assets. Farmington Bank, as a bank with $10 billion or less in assets, will continue to be examined for compliance with the consumer laws by our primary bank regulators. The Dodd-Frank Act also weakens the federal preemption rules that have been applicable for national banks and federal savings associations, and gives state attorney generals the ability to enforce federal consumer protection laws.

The Dodd-Frank Act requires minimum leverage (Tier 1) and risk based capital requirements for bank and savings and loan holding companies that are no less than those applicable to banks, which will exclude certain instruments that previously have been eligible for inclusion by bank holding companies as Tier 1 capital, such as trust preferred securities.

A provision of the Dodd-Frank Act, which will become effective one year after enactment, eliminates the federal prohibitions on paying interest on demand deposits, thus allowing businesses to have interest-bearing checking accounts. Depending on competitive responses, this significant change to existing law could have an adverse impact on our interest expense. The Dodd-Frank Act also broadens the base for FDIC deposit insurance assessments. Assessments will now be based on the average consolidated total assets less tangible equity capital of a financial institution, rather than deposits. The Dodd-Frank Act also permanently increases the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor, retroactive to January 1, 2009, and non-interest-bearing transaction accounts have unlimited deposit insurance through December 31, 2012. The legislation also increases the required minimum reserve ratio for the Deposit Insurance Fund, from 1.15% to 1.35% of insured deposits, and directs the FDIC to offset the effects of increased assessments on depository institutions with less than $10 billion in assets.

Under the Dodd-Frank Act we will be required to give shareholders a non-binding vote on executive compensation and so-called “golden parachute” payments. The Dodd-Frank Act also authorizes the Securities and Exchange Commission to promulgate rules that would allow stockholders to nominate their own candidates using our proxy materials. The legislation also directs the Federal Reserve Board to promulgate rules prohibiting excessive compensation paid to bank holding company executives, regardless of whether the company is publicly traded or not.

It is difficult to predict at this time what specific impact the Dodd-Frank Act and the yet to be written implementing rules and regulations will have on community banks. However, it is expected that at a minimum they will increase our operating and compliance costs and could increase our interest expense.

Connecticut Banking Laws and Supervision

Connecticut Banking Commissioner: The Connecticut Banking Commissioner regulates internal organization as well as the deposit, lending and investment activities of state chartered banks, including Farmington Bank. The approval of the Connecticut Banking Commissioner is required for, among other things, the establishment of branch offices and business combination transactions. The Commissioner conducts periodic examinations of Connecticut-chartered banks. The FDIC also regulates many of the areas regulated by the Connecticut Banking Commissioner, and federal law may limit some of the authority provided to Connecticut-chartered banks by Connecticut law.

Lending Activities: Connecticut banking laws grant banks broad lending authority. With certain limited exceptions, any one obligor under this statutory authority may not exceed 15.0% of a bank’s equity capital and allowance for loan losses plus an additional 10 percent of the bank’s capital and surplus, if the amount that exceeds the bank’s 15 percent general limit is fully secured by readily marketable collateral .

Dividends: Farmington Bank may pay cash dividends out of its net profits. For purposes of this restriction, “net profits” represents the remainder of all earnings from current operations. Further, the total amount of all dividends declared by a bank in any year may not exceed the sum of a bank’s net profits for the year in question combined with its retained net profits from the preceding two years. Federal law also prevents an institution from paying dividends or making other capital distributions that, if by doing so, would cause it to become “undercapitalized.” The FDIC may limit a bank’s ability to pay dividends. No dividends may be paid to Farmington Bank’s stockholder if such dividends would reduce stockholders’ equity below the amount of the liquidation account required by Connecticut regulations.

Powers: Connecticut law permits Connecticut banks to sell insurance and fixed and variable rate annuities if licensed to do so by the Connecticut Banking Commissioner. With the prior approval of the Connecticut Banking Commissioner, Connecticut banks are also authorized to engage in a broad range of activities related to the business of banking, or that are financial in nature or that are permitted under the Bank Holding Company Act or the Home Owners’ Loan Act, both federal statutes, or the regulations promulgated as a result of these statutes. Connecticut banks are also authorized to engage in any activity permitted for a national bank or a federal savings association upon filing notice with the Connecticut Banking Commissioner unless the Banking Commissioner disapproves the activity.

Assessments: Connecticut banks are required to pay annual assessments to the Connecticut Banking Department to fund the Department’s operations. The general assessments are paid pro-rata based upon a bank’s asset size.

Enforcement: Under Connecticut law, the Connecticut Banking Commissioner has extensive enforcement authority over Connecticut banks and, under certain circumstances, affiliated parties, insiders, and agents. The Connecticut Banking Commissioner’s enforcement authority includes cease and desist orders, fines, receivership, conservatorship, removal of officers and directors, emergency closures, dissolution and liquidation.

Holding Company Regulation

General: As a bank holding company, FCB will be subject to comprehensive regulation and regular examinations by the Federal Reserve Board. The Federal Reserve Board also has extensive enforcement authority over bank holding companies, including, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to require that a holding company divest subsidiaries (including its bank subsidiaries). In general, enforcement actions may be initiated for violations of law and regulations and unsafe or unsound practices.

Under Federal Reserve Board policy, a bank holding company must serve as a source of strength for its subsidiary bank. Under this policy, the Federal Reserve Board may require, and has required in the past, a holding company to contribute additional capital to an undercapitalized subsidiary bank. As a bank holding company, FCB will be required to obtain Federal Reserve Board approval before: (i) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5.0% of such shares (unless it already owns or controls the majority of such shares); (ii) acquiring all or substantially all of the assets of another bank or bank holding company; or (iii) merging or consolidating with another bank holding company. Under Connecticut banking law, no person may acquire beneficial ownership of more than 10.0% of any class of voting securities of a Connecticut-chartered bank, or any bank holding company of such a bank, without prior notification of, and lack of disapproval by, the Connecticut Banking Commissioner.

The Banking Holding Company Act also prohibits a bank holding company, with certain exceptions, from acquiring direct or indirect ownership or control of more than 5.0% of the voting shares of any company which is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by Federal Reserve Board regulation or order, have been identified as activities closely related to the business of banking or managing or controlling banks. The list of activities permitted by the Federal Reserve Board includes, among other things: (i) operating a savings institution, mortgage company, finance company, credit card company or factoring company; (ii) performing certain data processing operations; (iii) providing certain investment and financial advice; (iv) underwriting and acting as an insurance agent for certain types of credit-related insurance; (v) leasing property on a full-payout, non-operating basis; (vi) selling money orders, travelers’ checks and United States savings bonds; (vii) real estate and personal property appraising; (viii) providing tax planning and preparation services; (ix) financing and investing in certain community development activities; and (x) subject to certain limitations, providing securities brokerage services for customers.

Dividends: The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board’s view that a bank holding company should pay cash dividends only to the extent that the holding company’s net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the holding company’s capital needs, asset quality and overall financial condition. The Federal Reserve Board also indicated that it would be inappropriate for a company experiencing serious financial problems to borrow funds to pay dividends. Furthermore, under the prompt corrective action regulations adopted by the Federal Reserve Board, the Federal Reserve Board may prohibit a bank holding company from paying any dividends if the holding company’s bank subsidiary is classified as “undercapitalized.”

Pursuant to Connecticut banking regulations, during the three-year period following the offering, FCB may not take any action to declare an extraordinary dividend to stockholders, and no dividend will be paid to stockholders if such dividends would reduce our stockholders’ equity below the amount of the liquidation account required to be established in connection with the conversion. In addition, FCB will be subject to Maryland law limitations and the liquidation account established in connection with the conversion. Maryland law generally limits dividends to an amount equal to the excess of our capital surplus over payments that would be owed upon dissolution to stockholders whose preferential rights upon dissolution are superior to those receiving the dividend, and to an amount that would not make us insolvent.

Redemption: Bank holding companies are required to give the Federal Reserve Board prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10.0% or more of the consolidated net worth of the bank holding company. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe or unsound practice or would violate any law, regulation, Federal Reserve Board order or any condition imposed by, or written agreement with, the Federal Reserve Board. This notification requirement does not apply to any company that meets the well capitalized standard for commercial banks, is “well managed” within the meaning of the Federal Reserve Board regulations and is not subject to any unresolved supervisory issues.

Federal Regulations

Capital Requirements: Under FDIC regulations, federally insured state-chartered banks that are not members of the Federal Reserve System (“state non-member banks”), such as Farmington Bank, are required to comply with minimum leverage capital requirements. For an institution determined by the FDIC to not be anticipating or experiencing significant growth and to be, in general, a strong banking organization, rated composite 1 under the Uniform Financial Institutions Ranking System established by the Federal Financial Institutions Examination Council, the minimum capital leverage requirement is a ratio of Tier I capital to total assets of 3.0%. For all other institutions, the minimum leverage capital ratio is 4.0%. Tier I capital is the sum of common stockholders’ equity, non-cumulative perpetual preferred stock (including any related surplus) and minority investments in certain subsidiaries, less intangible assets (except for certain servicing rights and credit card relationships) and certain other specified items.

The FDIC regulations require state non-member banks to maintain certain levels of regulatory capital in relation to regulatory risk-weighted assets. The ratio of regulatory capital to regulatory risk-weighted assets is referred to as a bank’s “risk-based capital ratio.” Risk-based capital ratios are determined by allocating assets and specified off-balance sheet items (including recourse obligations, direct credit substitutes and residual interests) to four risk-weighted categories ranging from 0.0% to 100.0%, with higher levels of capital being required for the categories perceived as representing greater risk. For example, under the FDIC’s risk-weighting system, cash and securities backed by the full faith and credit of the U.S. government are given a 0.0% risk weight, loans secured by one-to-four family residential properties generally have a 50.0% risk weight, and commercial loans have a risk weighting of 100.0%.

State non-member banks such as Farmington Bank, must maintain a minimum ratio of total capital to risk-weighted assets of 8.0%, of which at least one-half must be Tier I capital. Total capital consists of Tier I capital plus Tier 2 or supplementary capital items, which include allowances for loan losses in an amount of up to 1.25% of risk-weighted assets, cumulative preferred stock and certain other capital instruments, and a portion of the net unrealized gain on equity securities. The includable amount of Tier 2 capital cannot exceed the amount of the institution’s Tier I capital. Banks that engage in specified levels of trading activities are subject to adjustments in their risk based capital calculation to ensure the maintenance of sufficient capital to support market risk.

The Federal Deposit Insurance Corporation Improvement Act required each federal banking agency to revise its risk-based capital standards for insured institutions to ensure that those standards take adequate account of interest-rate risk, concentration of credit risk, and the risk of nontraditional activities, as well as to reflect the actual performance and expected risk of loss on multi-family residential loans. The FDIC, along with the other federal banking agencies, has adopted a regulation providing that the agencies will take into account the exposure of a bank’s capital and economic value to changes in interest rate risk in assessing a bank’s capital adequacy. The FDIC also has authority to establish individual minimum capital requirements in appropriate cases upon determination that an institution’s capital level is, or is likely to become, inadequate in light of the particular circumstances.

As a bank holding company, FCB will be subject to capital adequacy guidelines for bank holding companies similar to those of the FDIC for state-chartered banks. On a pro forma basis, FCB’s stockholders’ equity will exceed these requirements.

Prompt Corrective Regulatory Action: Federal law requires, among other things, that federal bank regulatory authorities take “prompt corrective action” with respect to banks that do not meet minimum capital requirements. For these purposes, the law establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized.

The FDIC has adopted regulations to implement the prompt corrective action legislation. An institution is deemed to be “well capitalized” if it has a total risk-based capital ratio of 10.0% or greater, a Tier I risk-based capital ratio of 6.0% or greater and a leverage ratio of 5.0% or greater. An institution is “adequately capitalized” if it has a total risk-based capital ratio of 8.0% or greater, a Tier I risk-based capital ratio of 4.0% or greater, and generally a leverage ratio of 4.0% or greater. An institution is “undercapitalized” if it has a total risk-based capital ratio of less than 8.0%, a Tier I risk-based capital ratio of less than 4.0%, or generally a leverage ratio of less than 4.0%. An institution is deemed to be “significantly undercapitalized” if it has a total risk-based capital ratio of less than 6.0%, a Tier I risk-based capital ratio of less than 3.0%, or a leverage ratio of less than 3.0%. An institution is considered to be “critically undercapitalized” if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2.0%. As of December 31, 2010, Farmington Bank was a well capitalized institution.

“Undercapitalized” banks must adhere to growth, capital distribution (including dividend) and other limitations and are required to submit a capital restoration plan. A bank’s compliance with such a plan is required to be guaranteed by any company that controls the undercapitalized institution in an amount equal to the lesser of 5.0% of the institution’s total assets when deemed undercapitalized or the amount necessary to achieve the status of adequately capitalized. If an “undercapitalized” bank fails to submit an acceptable plan, it is treated as if it is “significantly undercapitalized.” “Significantly undercapitalized” banks must comply with one or more of a number of additional restrictions, including but not limited to an order by the FDIC to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets, cease receipt of deposits from correspondent banks or dismiss directors or officers, and restrictions on interest rates paid on deposits, compensation of executive officers and capital distributions by the parent holding company. “Critically undercapitalized” institutions are subject to additional measures including, subject to a narrow exception, the appointment of a receiver or conservator within 270 days after it obtains such status.

Transactions with Affiliates: Under current federal law, transactions between depository institutions and their affiliates are governed by Sections 23A and 23B of the Federal Reserve Act (the “FRA”). In a holding company context, at a minimum, the parent holding company of a savings bank and any companies which are controlled by such parent holding company are affiliates of the savings bank. Generally, Section 23A limits the extent to which the savings bank or its subsidiaries may engage in “covered transactions” with any one affiliate to 10.0% of such savings bank’s capital stock and surplus, and contains an aggregate limit on all such transactions with all affiliates to 20.0% of capital stock and surplus. The term “covered transaction” includes, among other things, the making of loans or other extensions of credit to an affiliate and the purchase of assets from an affiliate. Section 23A also establishes specific collateral requirements for loans or extensions of credit to, or guarantees, acceptances on letters of credit issued on behalf of an affiliate. Section 23B requires that covered transactions and a broad list of other specified transactions be on terms substantially the same, or no less favorable, to the savings bank or its subsidiary as similar transactions with non-affiliates.

Loans to Insiders: Further, Section 22(h) of the FRA restricts an institution with respect to loans to directors, executive officers, and principal stockholders (“insiders”). Under Section 22(h), loans to insiders and their related interests may not exceed, together with all other outstanding loans to such persons and affiliated entities, the institution’s total capital and surplus. Loans to insiders above specified amounts must receive the prior approval of the board of directors. Further, under Section 22(h), loans to directors, executive officers and principal stockholders must be made on terms substantially the same as offered in comparable transactions to other persons, except that such insiders may receive preferential loans made under a benefit or compensation program that is widely available to the bank’s employees and does not give preference to the insider over the employees. Section 22(g) of the FRA places additional limitations on loans to executive officers.

Enforcement: The FDIC has extensive enforcement authority over insured savings banks, including Farmington Bank. This enforcement authority includes, among other things, the ability to assess civil money penalties, issue cease and desist orders and remove directors and officers. In general, these enforcement actions may be initiated in response to violations of laws and regulations and unsafe or unsound practices.

The FDIC has authority under Federal law to appoint a conservator or receiver for an insured bank under limited circumstances. The FDIC is required, with certain exceptions, to appoint a receiver or conservator for an insured state non-member bank if that bank was “critically undercapitalized” on average during the calendar quarter beginning 270 days after the date on which the institution became “critically undercapitalized.” The FDIC may also appoint itself as conservator or receiver for an insured state non-member institution under specific circumstances on the basis of the institution’s financial condition or upon the occurrence of other events, including: (1) insolvency; (2) substantial dissipation of assets or earnings through violations of law or unsafe or unsound practices; (3) existence of an unsafe or unsound condition to transact business; and (4) insufficient capital, or the incurring of losses that will deplete substantially all of the institution’s capital with no reasonable prospect of replenishment without federal assistance.

Insurance of Deposit Accounts: The FDIC has adopted a risk-based insurance assessment system. The FDIC assigns an institution to one of three capital categories based on the institution’s financial condition consisting of (1) well capitalized, (2) adequately capitalized or (3) undercapitalized, and one of three supervisory subcategories within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution’s primary federal regulator and information which the FDIC determines to be relevant to the institution’s financial condition and the risk posed to the Deposit Insurance Fund. An institution’s assessment rate depends on the capital category and supervisory category to which it is assigned. Assessment rates for insurance fund deposits range from 12 basis points for the strongest institution to 50 basis points for the weakest after a uniform increase of 7 basis points effective January 1, 2009. FDIC members are also required to assist in the repayment of bonds issued by the Financing Corporation in the late 1980’s to recapitalize the Federal Savings and Loan Insurance Corporation.

The FDIC provides insurance up to $250,000 per regular account and unlimited deposit insurance coverage is available through December 31, 2012, for non-interest-bearing transaction accounts. Additionally, the FDIC approved a plan for rebuilding the Deposit Insurance Fund after several bank failures in 2008. The FDIC plan aims to rebuild the Deposit Insurance Fund within five years; the first assessment increase was a uniform seven basis points effective January 2009. For the years ended December 31, 2009, 2008 and 2007, the total FDIC assessments were $2.2 million, $292,000 and $90,000, respectively. In November 2009, the FDIC issued new regulations requiring insured institutions to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009, and for all of 2010, 2011 and 2012. The prepaid assessments for these periods were collected on December 30, 2009 and totaled $5.8 million for Farmington Bank. The FDIC has exercised its authority to raise assessment rates for 2009, and may raise insurance premiums in the future. If such action is taken by the FDIC it could have an adverse effect on our earnings.

The FDIC may terminate insurance of deposits if it finds that the institution is in an unsafe or unsound condition to continue operations, has engaged in unsafe or unsound practices, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. We do not know of any practice, condition or violations that might lead to termination of deposit insurance.

Federal Reserve System: The Federal Reserve Board regulations require depository institutions to maintain non-interest-earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The Federal Reserve Board regulations generally require that reserves be maintained against aggregate transaction accounts. We are in compliance with these requirements.

Federal Home Loan Bank System: Farmington Bank is a member of the FHLBB, which is one of the regional Federal Home Loan Banks composing the Federal Home Loan Bank System. Each Federal Home Loan Bank serves as a central credit facility primarily for its member institutions. Farmington Bank, as a member of the FHLBB, is required to acquire and hold shares of capital stock in the FHLBB. While the required percentages of stock ownership are subject to change by the FHLBB, we were in compliance with this requirement with an investment in FHLBB stock at December 31, 2009 and December 31, 2008. In the past, we had received dividends on our Federal Home Loan Bank stock. For the years ended December 31, 2008 and 2007, our cash dividends from the Federal Home Loan Bank amounted to approximately $86,000 and $194,000, respectively. In 2008, the FHLBB suspended the dividend on stock but has recently begun paying a dividend equal to an annual yield of 0.30% based on average stock outstanding for the fourth quarter of 2010 which resulted in a dividend paid to us totaling approximately $5,600.  The FHLBB’s management reported that their board of directors anticipates that it will continue to declare modest cash dividends through 2011, but cautioned that adverse events such as a negative trend in credit losses on the FHLBB’s private label mortgage-backed securities or mortgage portfolio, a meaningful decline in income, or regulatory disapproval could lead to reconsideration of this plan . Further, there can be no assurance that the impact of recent or future legislation on the Federal Home Loan Banks also will not cause a decrease in the value of the FHLBB stock held by us.

Financial Modernization: The Gramm-Leach-Bliley Act permits greater affiliation among banks, securities firms, insurance companies, and other companies under a new type of financial services company known as a “financial holding company.” A financial holding company essentially is a bank holding company with significantly expanded powers. Financial holding companies are authorized by statute to engage in a number of financial activities previously impermissible for bank holding companies, including securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; and merchant banking activities. The act also permits the Federal Reserve Board and the Treasury Department to authorize additional activities for financial holding companies if they are “financial in nature” or “incidental” to financial activities. A bank holding company may become a financial holding company if each of its subsidiary banks is well capitalized, well managed, and has at least a “satisfactory” Community Reinvestment Act rating. A financial holding company must provide notice to the Federal Reserve Board within 30 days after commencing activities previously determined by statute or by the Federal Reserve Board and Department of the Treasury to be permissible. We have not submitted notice to the Federal Reserve Board of FCB’s intent to be deemed a financial holding company. However, FCB is not precluded from submitting a notice in the future should it wish to engage in activities only permitted to financial holding companies.

Miscellaneous Regulation

Sarbanes-Oxley Act of 2002: Following the offering we will be subject to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), which implements a broad range of corporate governance and accounting measures for public companies designed to promote honesty and transparency in corporate America and better protect investors from corporate wrongdoing. In general, the Sarbanes-Oxley Act mandated important new corporate governance and financial reporting requirements intended to enhance the accuracy and transparency of public companies’ reported financial results. It established new responsibilities for corporate chief executive officers, chief financial officers and audit committees in the financial reporting process, and it created a new regulatory body to oversee auditors of public companies. It backed these requirements with new Securities and Exchange Commission enforcement tools, increased criminal penalties for federal mail, wire and securities fraud, and created new criminal penalties for document and record destruction in connection with federal investigations. It also increased the opportunity for more private litigation by lengthening the statute of limitations for securities fraud claims and providing new federal corporate whistleblower protection.

Section 402 of the Sarbanes-Oxley Act prohibits the extension of personal loans to directors and executive officers of issuers (as defined in the Sarbanes-Oxley Act). The prohibition, however, does not apply to loans advanced by an insured depository institution, such as those that are subject to the insider lending restrictions of Section 22(h) of the Federal Reserve Act.

The Sarbanes-Oxley Act also required that the various securities exchanges, including The Nasdaq Global Market, prohibit the listing of the stock of an issuer unless that issuer complies with various requirements relating to their committees and the independence of their directors that serve on those committees.

Community Reinvestment Act: Under the Community Reinvestment Act (“CRA”), as amended as implemented by FDIC regulations, a bank has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community. The CRA does require the FDIC, in connection with its examination of a bank, to assess the institution’s record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution, including applications to acquire branches and other financial institutions. The CRA requires the FDIC to provide a written evaluation of an institution’s CRA performance utilizing a four-tiered descriptive rating system. Farmington Bank’s latest FDIC CRA rating was “satisfactory.”

Connecticut has its own statutory counterpart to the CRA which is also applicable to Farmington Bank. The Connecticut version is generally similar to the CRA but utilizes a five-tiered descriptive rating system. Connecticut law requires the Connecticut Banking Commissioner to consider, but not be limited to, a bank’s record of performance under Connecticut law in considering any application by the bank to establish a branch or other deposit-taking facility, to relocate an office or to merge or consolidate with or acquire the assets and assume the liabilities of any other banking institution. Farmington Bank’s most recent rating under Connecticut law was “satisfactory.”

Consumer Protection and Fair Lending Regulations: We are subject to a variety of federal and Connecticut statutes and regulations that are intended to protect consumers and prohibit discrimination in the granting of credit. These statutes and regulations provide for a range of sanctions for non-compliance with their terms, including imposition of administrative fines and remedial orders, and referral to the Attorney General for prosecution of a civil action for actual and punitive damages and injunctive relief. Certain of these statutes authorize private individual and class action lawsuits and the award of actual, statutory and punitive damages and attorneys’ fees for certain types of violations.

The USA Patriot Act: On October 26, 2001, the USA Patriot Act (the “Patriot Act”) was enacted. The Patriot Act gives the federal government new powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing and broadened anti-money laundering requirements. The Patriot Act also requires the federal banking regulators to take into consideration the effectiveness of controls designed to combat money-laundering activities in determining whether to approve a merger or other acquisition application of an FDIC-insured institution. As such, if FCB or Farmington Bank were to engage in a merger or other acquisition, the effectiveness of its anti-money-laundering controls would be considered as part of the application process. We have established policies, procedures and systems to comply with the applicable requirements of the law. The Patriot Act was reauthorized and modified with the enactment of the USA Patriot Improvement and Reauthorization Act of 2005.

Federal Securities Laws: As part of the offering, the common stock of FCB will be registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and will be subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

FEDERAL AND STATE TAXATION

Federal Taxation

General: We are subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. Our tax returns have not been audited during the past five years. The following discussion of federal taxation is intended only to summarize certain pertinent federal income tax matters and is not a comprehensive description of the tax rules applicable to us.

Method of Accounting: For Federal income tax purposes, we report income and expenses on the accrual method of accounting and use tax year ending December 31 for filing federal income tax returns.

Bad Debt Reserves: Prior to the Small Business Protection Act of 1996 (the “1996 Act”), Farmington Bank was permitted to establish a reserve for bad debts and to make annual additions to the reserve. These additions could, within specified formula limits, be deducted in arriving at our taxable income. As a result of the 1996 Act, Farmington Bank was required to use the specific charge-off method in computing its bad debt deduction beginning with its 1996 federal tax return. Savings institutions were required to recapture any excess reserves over those established as of December 31, 1987 (base year reserve). At December 31, 2010, Farmington Bank had no reserves subject to recapture in excess of its base year.

Taxable Distributions and Recapture: Prior to the 1996 Act, bad debt reserves created before January 1, 1988 were subject to recapture into taxable income if Farmington Bank failed to meet certain thrift asset and definitional tests. Federal legislation has eliminated these thrift-related recapture rules. At December 31, 2010, our total federal pre-1988 base year reserve was $3.4 million. However, under current law, pre-1988 base year reserves remain subject to recapture if Farmington Bank makes certain non-dividend distributions, repurchases any of its stock, pays dividends in excess of tax earnings and profits, or ceases to maintain a bank charter.

Alternative Minimum Tax: The Internal Revenue Code of 1986, as amended (the “Code”), imposes an alternative minimum tax (“AMT”) at a rate of 20.0% on a base of regular taxable income plus certain tax preferences which we refer to as “alternative minimum taxable income.” The AMT is payable to the extent such alternative minimum taxable income is in excess of an exemption amount and the AMT exceeds the regular income tax. Net operating losses can offset no more than 90.0% of alternative minimum taxable income. Certain AMT payments may be used as credits against regular tax liabilities in future years. We have not been subject to the AMT and have no such amounts available as credits for carryover.

Net Operating Loss Carryovers: A corporation may carry back net operating losses to the preceding two taxable years and forward to the succeeding 20 taxable years. At December 31, 2010, we had no net operating loss carryforwards for federal income tax purposes.

Corporate Dividends-Received Deduction: FCB may exclude from its income 100.0% of dividends received from Farmington Bank as a member of the same affiliated group of corporations. The corporate dividends received deduction is 80.0% in the case of dividends received from corporations with which a corporate recipient does not file a consolidated tax return, and corporations which own less than 20.0% of the stock of a corporation distributing a dividend may deduct only 70.0% of dividends received or accrued on their behalf.

State Taxation

Connecticut

We are subject to the Connecticut corporation business tax. The Connecticut corporation business tax is based on the federal taxable income before net operating loss and special deductions and makes certain modifications to federal taxable income to arrive at Connecticut taxable income. Connecticut taxable income is multiplied by the state tax rate (7.5% for the fiscal year ending December 31, 2009 and 7.5% for the fiscal year ending December 31, 2010) to arrive at Connecticut income tax.

In 1998, the State of Connecticut enacted legislation permitting the formation of passive investment companies by financial institutions. This legislation exempts qualifying passive investment companies from the Connecticut corporation business tax and excludes dividends paid from a passive investment company from the taxable income of the parent financial institution. Farmington Bank established a passive investment company in 1999 and substantially eliminated the state income tax expense of Farmington Bank since the passive investment company’s organization through December 31, 2010.

We believe we are in compliance with the state passive investment company requirements and that no state taxes relating from Farmington Bank are due for the years ended December 31, 2008 through December 31, 2010; however, we have not been audited by the Department of Revenue Services for such periods. If the state were to determine that the passive investment company was not in compliance with statutory requirements, a material amount of taxes could be due. The State of Connecticut continues to be under pressure to find new sources of revenue, and therefore could enact legislation to eliminate the passive investment company exemption. If such legislation were enacted, we would be subject to additional state income taxes in Connecticut.

Farmington Bank and FCB are not currently under audit with respect to their income tax returns, and their state tax returns have not been audited for the past five years.

MANAGEMENT

Shared Management Structure

The board of directors of FCB is comprised of seven persons. The current directors of FCB are the same individuals who serve as directors of Farmington Bank. The board of directors of FCB has been placed in three classes with each member to serve three year terms.  In addition, certain executive officers of FCB are also executive officers of Farmington Bank. Both FCB and Farmington Bank may choose to appoint additional or different persons as directors and executive officers in the future; however, we expect that FCB and Farmington Bank will continue to have some common executive officers until there is a business reason to establish a separate management structure. Our directors will not receive additional compensation for their services to FCB upon completion of the offering, however, certain of their compensation may be allocated to FCB.

Executive Officers

The following table sets forth the names, ages and positions of the individuals who currently serve as executive officers of FCB.

Name	Age(1)	Position

John J. Patrick, Jr.	52	Chairman, President and Chief Executive Officer
Gregory A. White	46	Executive Vice President and Chief Financial Officer
Kenneth F. Burns	51	Executive Vice President and Director of Retail Banking
Michael T. Schweighoffer	48	Executive Vice President and Chief Risk Officer

(1)	Ages presented are as of December 31, 2010.

Biographical Information of Executive Officers Who Are Not Directors

The business experience of each of our executive officers who are not directors for at least the past five years is set forth below.

Gregory A. White has served as Chief Financial Officer, Executive Vice President and Treasurer of Farmington Bank since January 2009. Prior to this, he served as Senior Vice President, Chief Financial Officer and Treasurer of Rockville Financial Inc. since its formation in May 2005. Mr. White served as Senior Vice President, Chief Financial Officer and Treasurer of Rockville Bank, a subsidiary of Rockville Financial Inc. from December 2003 to December 2008. Mr. White also served as Senior Vice President of Mechanics Saving Bank and as a Vice President at the Federal Home Loan Bank of Boston and as Vice President at Webster Bank.

Michael T. Schweighoffer joined Farmington Bank in March 2009 and serves as Executive Vice President and Chief Risk Officer. Prior to joining Farmington Bank he served as State President of TD Banknorth, Inc. in Connecticut since 2008. He joined TD Banknorth in 2002 and prior to being named State President in Connecticut , served as a Senior Vice President and Regional Commercial Lending Manager. From 1995 to 2002, Mr. Schweighoffer served as Vice President of Commercial Lending and Regional Commercial Lending Manager at People’s Bank. From 1989 to 2005, Mr. Schweighoffer was employed by Shawmut Bank in a number of capacities including Credit Review Team Leader and Vice President of Commercial Lending.

Kenneth F. Burns serves as Executive Vice President and Director of Retail Banking. He joined Farmington Bank in January 2005 as Senior Vice President and Director of Retail Banking. Prior to joining Farmington Bank, from 1998 to 2005, Mr. Burns was the President and CEO of Creative Dimensions, a marketing and manufacturing company located in Plainville, Connecticut. Prior to that, from 1981 to 1997, Mr. Burns worked at Eagle Bank, a $2.2 billion bank headquartered in Bristol, Connecticut, as Executive Vice President of Retail Banking and Marketing.

Our Directors

Farmington Bank has seven directors, who also serve on the board of directors of FCB. Directors serve three-year staggered terms so that approximately two or three of the directors are elected at each annual meeting. Directors of Farmington Bank will be elected by FCB as its sole stockholder. The following table states our directors’ names, their ages, the years when they began serving as directors of Farmington Bank and when their current term expires.

Name (1)	Age(2)	Director Since	Current Term Expires
Ronald A. Bucchi	55	2000	2013
John J. Carson	67	2010	2013
David Drew	68	1991	2011
Robert F. Edmunds, Jr.	66	1989	2012
John J. Patrick, Jr. (Chairman)	52	2008	2012
Kevin S. Ray	57	1997	2013
Michael A. Ziebka	46	2007	2011

(1)	The mailing address for each person listed is One Farm Glen Boulevard, Farmington, Connecticut. Each of the persons listed as a director is also a director of Farmington Bank, FCB and the MHC.
(2)	Ages as of December 31, 2010.

Biographical Information and Qualification of our Directors

The members of the board of directors are currently serving terms that expire in 2011, 2012 and 2013. In reviewing the candidates for nomination or re-nomination each year, the nominating committee and board of directors consider the mix of talents and experience of the entire board of directors. Each member of our board of directors resides and works within our service area. This provides them with valuable insight into our business and consumer environment. The particular business experience for at least the past five years and significant qualities of each of our directors are set forth below. Unless otherwise indicated, each director has held his or her current position for the past five years

Ronald A. Bucchi is a self employed C.P.A. with a specialized practice that concentrates in CEO consulting, strategic planning, mergers, acquisitions, business sales and tax. He works with domestic and international companies. He is a graduate of the Harvard Business School Executive Education program with completed course studies in general board governance, audit and compensation. He is currently Treasurer and a member of the board of directors of the Petit Family Foundation, Inc. He has served on numerous other community boards and is past Chairman of the Wheeler Clinic and the Wheeler YMCA. He is a member of the Connecticut Society of Certified Public Accountants, American Institute of Certified Public Accountants and the National Association of Corporate Directors. As a certified public accountant, Mr. Bucchi provides the board of directors with significant experience regarding accounting matters.

John J. Carson is Vice President, University Relations at the University of Hartford since 2005. From 1991 to 1996, Mr. Carson served as president of the Connecticut Policy and Economic Council and he served as commissioner of economic development for the State of Connecticut from 1981 to 1988. He served as Vice Chairman of Glastonbury Bank and Trust and then TD Banknorth Connecticut. He also served from 2003 to 2007 on the board of directors’ risk committee of the parent corporation, TD Banknorth N.A. He is board advisor to S/L/A/M Collaborative of Glastonbury. Active in numerous community organizations, Mr. Carson serves or has served on committees and boards including: The Bushnell Center for the Performing Arts, Saint Francis Hospital and Medical Center and the Connecticut Center for Advanced Technology. He is a former chairman of the Connecticut Development Authority and Connecticut Business Development Corporation. Mr. Carson’s business, development and economics expertise both in the private and public sectors, as well as his prior board of directors’ experience at a publicly held bank, provide valuable knowledge and experience to our board of directors.

David M. Drew is owner and President of the Briarwood Printing Co., Inc., a commercial printer located in Plainville, Connecticut, and also serves as a Director of the RM Jones Companies. Mr. Drew is the former President of several community organizations including Farmington Jaycees, Farmington Exchange Club, The Country Club of Farmington and also the Plainville Chamber of Commerce. He has served as Vice President of the Connecticut and Western Mass Printers Association of America and also of the Connecticut State Golf Association and has been a member or director of numerous local civic groups. In addition, Mr. Drew served on the Zoning Board of Appeals and as Justice of the Peace in the town of Burlington. Mr. Drew provides the Board of Directors with substantial small business management experience, specifically within the community in which Farmington Bank operates, and provides the Board of Directors with valuable insight into the local business and consumer environment.

Robert F. Edmunds Jr. is owner and Chairman of Edmunds Manufacturing Company, Inc. ( DBA Edmunds Gages ) located in Farmington Connecticut. Edmunds Gages is a design and manufacturing company that specializes in the production of custom dimensional measuring instruments primarily serving the automotive, aircraft, ordinance and biomedical industries. Mr. Edmunds has held board and committee positions with various charitable and community organizations, most notably, St. Francis Hospital and medical center in Hartford, Connecticut and the Farmington Valley Association for the Retarded and Handicapped (FAVARH) in Canton, Connecticut. Mr. Edmunds provides the board of directors with substantial small company management experience, specifically within the community in which Farmington Bank operates, and provides the board of directors with valuable insight into the local business and consumer environment.

John J. Patrick, Jr. Mr. Patrick has served as Chief Executive Officer and President of Farmington Bank since March of 2008 and Chairman of the board since July of 2008. Prior to this, Mr. Patrick served as the President and Chief Executive Officer of TD Banknorth Connecticut. He is a director of The Hospital of Central Connecticut and Vantis Insurance Company, located in Windsor, Connecticut, as well as several other community organizations. Mr. Patrick’s extensive experience in the local banking industry, service as CEO of FCB and Farmington Bank, and involvement in business and civic organizations in the communities in which Farmington Bank serves, affords the board of directors valuable insight regarding the business and operations of Farmington Bank.

Kevin S. Ray is President of the Deming Insurance Agency Inc., an insurance agency headquartered in Farmington, Connecticut. Mr. Ray is the former President of several community organizations, including the Farmington Community Chest and Winding Trails Recreation Area, and a board member of the and Farmington Exchange Club and the Farmington Rotary Club. Mr. Ray is also a past Chairman of the Farmington Economic Development Commission and former President of the Professional Insurance Agents Association of Connecticut. Mr. Ray’s significant community involvement provides the board with valuable insight into the community and his insurance background provides the board of directors with substantial experience with respect to an industry that complements the financial services provided by Farmington Bank relating to insurance, sales and investments.

Michael A. Ziebka is the Managing Partner of Budwitz & Meyerjack, P.C., an accounting firm located in Farmington, Connecticut. In addition to being managing partner, Mr. Ziebka is also senior audit principal for Budwitz & Meyerjack, P.C. with responsibilities for overseeing the firm’s accounting, auditing, and financial reporting practice. Mr. Ziebka is a member of the Connecticut Society of Certified Public Accountants. He currently serves as a director for several community organizations, including the Exchange Club of Farmington, Ct, Farmington Country Club and Services for the Elderly. He is also a past member of the board of Farmington Chamber of Commerce. As the managing partner and chief financial officer of a certified public accounting firm, Mr. Ziebka provides the board of directors with significant experience regarding accounting matters and financial expertise.

Board Independence

It is the policy of the board of directors of FCB that a majority of the directors be independent within the meaning of applicable laws and regulations and the listing standards of the Nasdaq Global Market. Our board of directors has affirmatively determined that all directors are independent, with the exception of John J. Patrick, Jr., due to his position as President and Chief Executive Officer of FCB and Farmington Bank, and David M. Drew, because of compensation received by a company of which Mr. Drew is a control person for printing services provided to Farmington Bank.

Board Meetings and Committees

We conduct business through meetings of our board of directors and its committees. The board of directors of FCB consists of those persons who serve as directors of Farmington Bank. Additionally, members of FCB and Farmington Bank’s committees serve on the identical committees of Farmington Bank. There were no meetings of the board of directors or any committees of FCB in 2010, as FCB was not in existence during this time.

Director Attendance at Annual Meetings of Stockholders

It will be our policy to expect the attendance of each member of the board of directors at our annual meetings of stockholders.

Our Committees

In connection with the formation of FCB, the board of directors established or will establish Audit, Compensation and Human Resources, and Governance and Nominating Committees.

The audit committee, consisting of Ronald A. Bucchi, John J. Carson and Michael A. Ziebka is responsible for assisting the board in fulfilling its responsibilities concerning FCB’s accounting and reporting practices, and facilitating open communication among the committee, board, internal auditor, independent auditors and management. Ronald A. Bucchi is the audit committee Chairman. Each member of the audit committee is independent in accordance with the listing standards of the NASDAQ Global Market and the Securities and Exchange Commission’s audit committee independence standards. The board of directors has determined that Michael A. Ziebka and Ronald A Bucchi are audit committee financial experts under the rules of the Securities and Exchange Commission. All of the members of the audit committee have a basic understanding of finance and accounting and are able to read and understand fundamental financial statements.

The compensation and human resources committee, consisting of Robert F. Edmunds, Jr., David M. Drew and Kevin S. Ray is responsible for determining executive compensation and performing such other functions as are customarily discharged by compensation committees of similar institutions. Robert F. Edmunds, Jr. is the compensation and human resources committee Chairman. Each member of the compensation and human resources committee is independent in accordance with the listing standards of the NASDAQ Global Market, except David M. Drew who is permitted to serve on the committee until 2012 in accordance with the listing requirements the NASDAQ Global Market and Securities and Exchange Commission rules in conjunction with initial public offerings.

The governance and nominating committee, is expected to consist of all our independent directors, will be responsible for identifying individuals qualified to become board members and recommending a group of nominees for election as directors at each annual meeting of stockholders, ensuring that the board and its committees have the benefit of qualified and experienced independent directors, and developing a set of corporate governance polices and procedures. The governance and nominating committee will also be responsible for reporting and recommending from time to time to the board of directors on matters relative to corporate governance.

Each of the committees listed above will operate under a written charter, which will govern their composition, responsibilities and operations.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation and Human Resources Committees of the Boards of Directors of FCB and Farmington Bank are charged with the responsibility for establishing, implementing and monitoring adherence to our compensation philosophy and assuring that executives and key management personnel are effectively compensated in a manner which is internally equitable and externally competitive.

We currently have four executive officers: John J. Patrick, Jr., Chairman, President and Chief Executive Officer, Gregory A. White, Executive Vice President and Chief Financial Officer, Kenneth F. Burns, Executive Vice President and Director of Retail Banking, and Michael T. Schweighoffer, Executive Vice President and Chief Risk Officer. David S. Blitz, who serves as Senior Vice President, Commercial Lending, is also deemed an executive officer for purposes of SEC disclosure requirements.

Compensation Philosophy and Objectives

We believe that competitive compensation is critical for attracting, motivating and rewarding qualified executives. Currently, our compensation program for Farmington Bank has included the following primary elements:

●	base salary;

●	annual cash incentive awards tied to our annual performance (and for more junior executives, their department and/or individual performance);

●	long-term incentive compensation, principally in the form of phantom stock; and

●	retirement and other benefits.

We choose to pay each element of compensation in order to attract and retain the necessary executive talent, reward annual performance and provide incentive for a balanced focus on long-term strategic goals as well as short-term performance. Our policy for allocating between currently paid and long-term compensation is to ensure adequate base compensation to attract and retain personnel, while providing incentives to maximize long-term value of Farmington Bank and, in the future, for our stockholders. Following our initial public offering, we expect that equity-based, long-term incentive compensation will also become an important element of our executive compensation program. Our ability to introduce equity awards to our compensation mix will be dependent on stockholder approval of an equity compensation program and compliance with applicable regulatory guidelines relating to such programs. As a public company, we believe that we can meet the objectives of our compensation philosophy by achieving a balance among these elements that is competitive with our industry peers and creates appropriate incentives for our management team.

Employment, Severance and Change in Control Agreements

We expect to enter into employment agreements and change in control agreements with our named executive officers and certain other key officers . The severance payments under these agreements will be contingent on the occurrence of certain termination events, and are intended to provide our officers with a sense of security in making the commitment to dedicate their professional careers to the success of FCB and Farmington Bank.

Phantom Stock Plan

We currently maintain a Phantom Stock Plan for the benefit of our non-employee directors, and a select group of employees as determined by the Chief Executive Officer and Plan Administrator and subject to the review and approval by the compensation and human resource committee of the board of directors. The purpose of the plan is to encourage participants to remain employees or provide services (in the case of directors) and to reward participants for the continued success of Farmington Bank. The enrollment and eligibility requirements are established from time to time by the Chief Executive Officer and Plan Administrator with the review and approval of the compensation and human resource committee of the board of directors as it determines in its sole discretion.

Awards of notional “phantom stock” to participating employees are based on performance criteria, while awards to non-employee directors are not based on performance criteria. The performance goals are recommended by the Chief Executive Officer and approved by the compensation and human resource committee of the board of directors. Threshold, target and maximum awards will be set for each eligible position at competitive levels, and awards are calculated as a proportion of threshold, target and maximum criteria levels. Awards are granted to employee participants if said participants achieve the performance criteria set forth in their award document, as determined in the Chief Executive Officer’s and Plan Administrator’s discretion. The awards granted to non-employee directors are determined by the Chief Executive Officer and Plan Administrator, subject to the review and approval by the compensation and human resource committee of the board of directors.

Each share of phantom stock awarded under the plan represents a contractual right to receive an amount in cash equal to the difference in the base book value of each share and the appreciation of book value. The base book value of a share is equal to Farmington Bank’s book value as of December 31 of the year in which such share is awarded divided by 10,000,000, and the appreciation value is equal to the increase, if any, in the book value of one share of phantom stock of Bank between December 31 in the year the phantom stock was granted and December 31 of the year the phantom stock vests (or in the event of a change in control, the date of the change of control).

Each award of phantom stock vests on December 31 in the third year following the year in which the phantom stock was awarded so long as such participant is employed or serving as a non-employee director on that date. While awards of phantom stock are subject to the three-year cliff vesting, the awards of phantom stock to employees are tied to a one year performance period set forth in the award document. Full vesting also occurs upon a change in control, upon the death or disability of the participant, and with respect to employees, upon their normal or early retirement date.

Performance awards of phantom stock are subject to the attainment of performance goals and are paid only if the performance goals were achieved during the one year performance period to which such award relates. Upon a change in control, all performance goals shall be deemed met and all phantom stock shall fully vest. If a participant is terminated for cause before payment is made on any vested award of phantom stock, no payment is due and the participant’s phantom stock account is immediately forfeited.

Generally, the payment due under each award is paid in a lump sum in cash between January 1 and March 15 immediately following the December 31 vesting date of such award. In the event of a change in control, the payment date is deemed to be the date of the change in control. The conversion will not effect a change in control with respect to any phantom stock outstanding.

Supplemental Retirement Plan for Senior Executives

We have adopted a Supplemental Retirement Plan for Senior Executives (the “SERP”) effective January 1, 2009, for the purposes of providing supplemental retirement benefits to certain executives who have been designated by the board of directors as being eligible to participate. It is intended that the SERP comply with the requirements of Section 409A of the Internal Revenue Code and is to be construed and interpreted in a manner consistent with the requirements of Section 409A. John J. Patrick, Jr., Michael T. Schweighoffer and Gregory A. White have been designated by the board of directors for participation in the SERP. The benefits payable under the SERP vest at a rate of 10% for each year of service since original date of hire, with the benefits being 100% vested upon completion of ten years of service. If an executive is involuntarily terminated without cause or is terminated due to death, disability, change in control or good reason, the benefits shall be 100% vested regardless of years of service. If an executive is terminated for cause or if the executive violates the non-competition provision in the SERP, the retirement benefit under the SERP is forfeited.

Generally, the SERP provides the designated participants with a retirement benefit equal to a fixed percentage (50% in the case of Mr. Patrick and 40% in the case of Mr. Schweighoffer and Mr. White) of such executive’s final average compensation (final average compensation is an average of the executive’s highest three (3) years of compensation within the last five (5) years) multiplied by a prorate fraction (the numerator of which is the executive’s years of employment and the denominator of which is set forth in each executive’s participation agreement (16 years for Mr. Patrick, 18 years for Mr. Schweighoffer and 21 years for Mr. White)). If the executive is terminated prior to the age of 62, the amount of the benefit is reduced by 6% per year for each year prior to age 62. However, in the case of the executive’s termination upon disability or termination without cause or for good reason within two (2) years of a change in control, the benefit shall be calculated as if the executive had completed the years of employment between disability or termination and age 65, and as if the executive’s final average compensation had increased 3% per year for each calendar year until age 65. If the benefits provided under the SERP, either on its own, or when aggregated with other payments to the executive that are contingent on a change in control would cause the executive to have an “excess parachute payment” under Section 280G of the Internal Revenue Code, the benefits under the SERP and/or other payments shall be reduced to avoid such a result with the amounts under the executive’s employment agreement or change in control agreement reduced first and the SERP benefits reduced next.

The executive (or the executive’s beneficiary in the case of death) is entitled to receive the retirement benefits under the SERP (i) if the executive retires or terminates employment (other than due to cause or death) on or after age 65, (ii) if the executive terminates employment (other than due to cause, death or disability, or following a change in control) prior to age 65, (iii) if the executive becomes disabled prior to age 65, (iv) if the executive dies, or (v) if the executive is terminated without cause or for good reason within a two (2) year period after a change in control.

The retirement benefit shall be paid 45 days after an executive’s death, retirement or termination except that in the case of an executive’s termination due to disability or termination without cause or for good reason within two (2) years of a change in control, the retirement benefit shall be paid at age 65 unless, at the time the executive executed the participation agreement, the executive elected to receive the payment on the date of termination. If there is a change in control after payments commence under the SERP and the payments are in a form other than a lump sum, the present value of the remaining payments shall be paid to the executive in a lump sum 45 days after the date of the change in control. The payment of the retirement benefits under the SERP are paid in a lump sum unless the participant elects otherwise, in which case the benefit may be paid in annual equal installments over a period not to exceed 20 years, or a percentage of the benefit may be paid in a lump sum and a percentage of the benefit paid in annual equal installments over a period not to exceed 20 years.

Voluntary Deferred Compensation Plan for Directors and Key Employees

Since 1992, we have maintained a Voluntary Deferred Compensation Plan for Directors and Key Employees for the purpose of attracting, retaining and motivating individuals of high caliber and experience to act as directors and key employees. With respect to participation in the plan by key employees, the plan is intended to be an unfunded plan under ERISA. Effective January 1, 2010, we amended the plan to limit it only to directors and to discontinue further deferrals by key employees. In addition, the amendment changed the interest rate credited to participants’ accounts with respect to participants who had not retired or otherwise been terminated prior to January 1, 2010. Although employees may not make deferrals under the plan on or after January 1, 2010, deferral accounts continue to be maintained for former key employee participants until all amounts credited to such deferral accounts have been paid to such employees, and the time and form of such payments are governed by the provisions of the plan in effect as of the date of such retirement or termination. This plan is unsecured and unfunded.

Generally, the plan permits eligible participants to defer all or a portion of their fees or compensation. Deferred amounts are credited to a bookkeeping account and earn interest until they are paid out in full. With respect to participants who have retired or been otherwise terminated prior to January 1, 2010, the deferral accounts earn interest at a rate equal to the 5-year CD rate plus 4%, subject to a minimum of 8% and maximum of 12%, with the rate set in December and applying for the following year. With respect to participants who have not retired or been otherwise terminated prior to January 1, 2010, the deferral accounts earn interest at a rate equal to 8%. The interest, in both cases, is credited on a monthly basis. The participant must file an election form electing the percentage of fees or compensation to be deferred and the time and form of payment not later than 30 days after commencing employment, and such election shall remain effective for subsequent years unless the participant makes a new election prior to January 1 of the year in which the fees or compensation will be earned. Participants can elect to receive payment (i) in a lump sum on the earliest of the participant’s termination as a director or employee, disability or a date specified by the participant, (ii) in a lump sum on a date specified by the participant, (iii) in equal consecutive annual or monthly installments over a period not to exceed 15 years, with the first installment to be paid on the earliest of the participant’s termination as a director or employee, disability or a date specified by the participant, or (iv) in equal consecutive annual or monthly installments over a period not to exceed 15 years, with the first installment to be paid on a date specified by the participant. Participants are not able to change the time or form of payment election unless the change is made at least 12 months prior to the date payment of those fees or compensation would otherwise have been made, and the change must delay the payment for at least 5 years from the date payment would otherwise have been made or begun. Participants are always fully vested in their deferral account or if selected in accordance with the installment method in effect prior to death.

In the event of a participant’s death before commencement of payment, payment will be made to the participant’s beneficiary in a lump sum within 90 days of the participant’s death, unless the participant has specified a different time and/or form of payment in the election form. In the event of a participant’s death after installment payments have begun, the installments will be accelerated and paid in a lump sum to the participant’s beneficiary within 90 days of the participant’s death.

In the event of a change in control or potential change in control, we are required to create a rabbi trust and deposit cash in an amount sufficient to provide for full payment of all potential obligations of the plan. The rabbi trust is irrevocable until all obligations under the plan have been satisfied. Our conversion to a publicly held company will not effect a change in control under this plan.

Voluntary Deferred Compensation Plan for Key Employees

We also maintain a Voluntary Deferred Compensation Plan for Key Employees which was effective January 1, 2007. The plan is intended to be an unfunded plan under ERISA. The plan permits eligible employees to defer all or a portion of their compensation. Deferred amounts are credited to a bookkeeping account and earn interest until they are paid out in full. The deferred amounts earn interest at a rate equal to the 5-year CD rate. The rate is set in December and applies for the following year. The interest is credited on a monthly basis. The employee must file an election form electing the percentage of compensation to be deferred and the time and form of payment not later than 30 days after commencing employment, and such election shall remain effective for subsequent years unless the employee makes a new election prior to January 1 of the year in which the compensation will be earned. Participants can elect to receive payment (i) in a lump sum on the earliest of the employee’s termination, disability or a date specified by the employee, (ii) in a lump sum on a date specified by the employee, (iii) in equal consecutive annual or monthly installments over a period not to exceed 15 years, with the first installment to be paid on earliest of the employee’s termination, disability or a date specified by the employee, or (iv) in equal consecutive annual or monthly installments over a period not to exceed 15 years, with the first installment to be paid on a date specified by the employee. Employees are not able to change the time or form of payment election unless the change is made at least 12 months prior to the date payment of the compensation would otherwise have been made and the change must delay the payment for at least five years from the date payment would otherwise have been made or begun. This plan is unsecured and unfunded.

In the event of the death of an employee before commencement of payment, payment will be made to the employee’s beneficiary in a lump sum within 90 days of the employee’s death, unless the employee has specified a different time and/or form of payment in the election form. In the event of an employee’s death after installment payments have begun, the installments will be accelerated and paid in lump sum to the employee’s beneficiary within 90 days of the employee’s death or if selected in accordance with the installment method in effect prior to death.

In the event of a change in control or potential change in control, we are required to create a rabbi trust and deposit cash in an amount sufficient to provide for full payment of all potential obligations of the plan. The rabbi trust is irrevocable until all obligations under the plan have been satisfied. Our conversion to a publicly held company will not effect a change in control under this plan.

Life Insurance Premium Reimbursement Agreement

Effective January 1, 2009, we entered into Life Insurance Premium Reimbursement Agreements with John J. Patrick, Jr., our President and Chief Executive Officer, and Gregory A. White, our Chief Financial Officer. These agreements provide that in the event Mr. Patrick or Mr. White purchase an individual supplemental life insurance policy providing $1.0 million of pre-retirement term life coverage and $250,000 of post-retirement coverage, we agree to pay Mr. Patrick or Mr. White, as applicable, a tax-adjusted bonus in an amount equal to the total amount of premiums, increased by 40% paid for such plan provided we receive documentation evidencing such payments. Pursuant to the agreements , we may provide the levels of insurance required through our group insurance policy, in which case we are not obligated to reimburse Messrs . Patrick or White for their individual policy.

Defined Benefit Employees’ Pension Plan

We maintain the Farmington Savings Bank Defined Benefit Employees’ Pension Plan, a non-contributory defined benefit plan intended to satisfy the requirements of Section 401(a) of the Internal Revenue Code. While the primary purpose is to provide employees with retirement benefits, under certain circumstances it provides surviving spouses with plan benefits in the event the employee dies before retirement.

As of January 1, 2007 employees who were already participants in the plan continue to be participants in the plan. Employees who were hired on or after January 1, 2007 are not eligible for the Pension Plan. Currently, Kenneth F. Burns, our Director of Retail Banking, is the only named executive officer eligible to participate in this plan.

Under the plan, employees hired prior to December 31, 2006 become eligible to participate in the plan as of the January 1 or July 1 coinciding with or immediately following the date the employee reaches age 21 and completes 1,000 hours of service in a consecutive 12 month period. Employees become fully vested in their accrued benefits under the plan upon the completion of 5 years of service after their 18th birthday. Employees are credited with one year of service for each plan year in which they complete 1,000 hours of service. Employees are also automatically 100% vested if they are active employees when they reach normal retirement age, which is age 65 for employees who were participants in the plan before January 1, 1988 and the later of age 65 or the fifth anniversary of the first day of the plan year in which such employee began participating in the plan. The employees have a choice as to the way they receive the monthly benefit.

In general, the plan provides for a normal retirement benefit that is payable monthly on the first day of the month which coincides with or follows the later of the employee’s 65th birthday or the fifth anniversary of the first day of the plan year in which such employee began participating in the plan. For employees who were participants in the plan before January 1, 1988, the monthly benefit is payable on the first day of the month which coincides with or follows the employee’s 65th birthday. For employees who continue to work after the normal retirement date and elect a late retirement date, the benefits under the plan continue to accrue while the employee remains employed, but the late retirement benefit payment must begin no later than April 1 following the later of the year the employee reaches age 70 ½ or the year the employee retires.

The amount of monthly benefits received under the plan depends on several factors: the length of employment, earnings and salary history while employed, age when retirement payments begin and certain legal limitations and requirements. The normal retirement benefit under the plan is equal to (a) the product of 2% of average annual earning multiplied by years of credited service as of December 31, 2006, plus (b) the product of 1% of average annual earning multiplied by years of credited service on or after January 1, 2007. No more than 30 years of credited service will be taken into account when determining the amount of the benefit. The early retirement benefit under the plan is calculated in basically the same way as the normal retirement benefit, but includes adjustments made by an “early commencement factor.” The early commencement factor, based on the age at which the employee starts to receive the benefit payment, reduces the monthly benefit to account for the additional years during which the employee will receive payments. The late retirement benefit under the plan is calculated in basically the same way as the normal retirement benefit, with credited service and earnings based on the date the employee actually ceases employment. The late retirement benefit will be equal to the greater of (a) the normal retirement benefit calculated using the credited services and earnings to the day of actual retirement, or (b) the normal retirement benefit calculated using the credited services and earnings as of the normal retirement date increased by the late adjustment factor up to April 1 after the age of 70 ½. After age 70 ½ a different calculation applies.

The plan also provides a retirement benefit for participants who terminate employment before they are eligible to retire if fully vested. The amount of the benefit is equal to a percentage of the normal retirement benefit. If vested when employment terminates prior to the normal retirement date and the present value of the vested benefits is greater than $5,000, payment of the vested benefit will begin on the normal retirement date and if less than $5,000, it will be paid out in a single lump payment as soon as feasible following termination. Such an employee may elect to receive the benefits as early as the first day of the month coinciding with or following the day the employee would be eligible for early retirement if employment continued, but based only on the service and years of credited service on the date employment terminated and adjusted by the early commencement factor.

401(K) Plan

We have established the Farmington Bank 401(k) Plan, a tax-qualified plan under Section 401(a) of the Internal Revenue Code which provides for a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code.

The types of contributions which may be made under the plan are salary deferrals, rollover contributions, safe harbor contributions, matching contributions and profit sharing contributions. An employee is eligible to make salary deferrals and safe harbor contributions to the plan and to receive matching contributions on the first day of the calendar quarter coinciding with or next following the date that the employee has completed six (6) months of service and has attained age 21.

Under the plan, employees may elect to defer a percentage of compensation each year provided the total deferrals do not exceed $16,500 in 2011 and after 2011 the dollar limit may increase for cost-of-living adjustments. In addition, employees age 50 or over may elect to defer additional amounts called catch-up contributions, which may be deferred regardless of any other limitations on the amount that you may defer to the plan. The maximum catch-up contribution permitted in 2011 is $5,500 and after 2011 the dollar limit may increase for cost-of-living adjustments. For employees hired after January 1, 2008, the plan includes an automatic deferral feature pursuant to which 4% of the employee’s pay will automatically be contributed unless the employee makes an alternative salary deferral election. Employees are also permitted to deposit into the plan rollover contributions, which are distributions received from other plans and certain IRAs. Employees may withdraw the amounts in their rollover account at anytime. The participants in the plan may elect to direct the investment of their accounts in several types of investment funds, but if participants do not elect to direct the investment of their account it will be invested in accordance with the default investment alternative established by the plan.

Under the plan, we have the option to make safe harbor matching contributions equal to 100% of an employee’s salary deferral (including catch-up contributions) that do not exceed 4% of an employee’s compensation. We may also make discretionary matching contributions equal to a uniform percentage of an employee’s salary deferrals. In addition, we may make discretionary profit sharing contributions that are allocated among eligible employees depending on how much compensation an employee receives during the year and the classification to which the employee is assigned. We determine the amount of the profit sharing contribution for each classification and allocates it to the employees proportionately based on the employee’s compensation compared to the total compensation of all employees in such classification. To be considered an eligible employee for purposes of receiving profit sharing contributions, the employee must have completed 1,000 hours of service during the calendar year.

Employees are always 100% vested in the amounts in their accounts attributable to salary deferrals (including catch-up contributions), rollover contributions and safe harbor contributions. Employee becomes vested in amounts attributable to matching contributions and profit sharing contributions made prior to January 1, 2007 in 25% increments, beginning with the completion of two years of service and ending with the completion of five years of service. An employee also becomes 100% vested if employed on or after age 65, or if an employee dies or becomes disabled while employed.

An employee may receive distributions from the plan in the form of a single lump payment or installments over a period of not more than the employee’s assumed life expectancy; however, if the total vested amount in an account is less than $5,000 then it must be paid in a lump sum.

Annual Incentive Compensation Plan

We maintain an Annual Incentive Compensation Plan which provides annual cash incentive awards to employees who achieve annual performance goals. All regular employees (excluding temporary and casual labor employees) are eligible to participate. However, new employees must be employed by September 30 in a given plan year to be eligible for an award related to performance in that plan year. If employed after September 30, the employee is not eligible to receive an award until the next plan year, but if employed before September 30, the employee will receive a prorated award based on months worked.

In general, the plan is prospective in design with the utilization of a defined payout formula that is based upon the achievement of a combination of pre-determined company performance criteria and department/individual performance criteria. Employees must receive a minimum performance rating of “satisfactory” or better for the plan year to be eligible for payout. The plan design incorporates a tiered approach with annual incentive awards that are linked to pre-defined performance objectives. Minimum, target and maximum award opportunity levels are expressed as a percentage of salary and have been set for each eligible employee. The actual payouts are calculated using a ratable approach where payouts are calculated as a proportion of minimum, target and maximum levels. The percentage of payout for overall company performance will be allocated based on the specific weighing of the company goal based on the participant’s tier and the actual performance compared to the pre-determined minimum, target and maximum performance levels. Plan participants below tier 1 will also have a portion of their annual incentive award based on a combination of department and/or individual performance criteria.

In 2010, the cash incentive awards were payable at the specified percentage of the executive officer’s base salary as follows:

	Incentive Ranges Percent of Salary			Award Objectives Weighting of Award
Tier	Minimum	Target	Maximum	Bank	Individual/ Department
CEO	20.00%	40.00%	80.00%	85%	15%
Other Executive Officers	12.50%	25.00%	50.00%	65%	35%

In connection with the hiring of David S. Blitz, he was guaranteed a minimum payout of $50,000 for 2010 under our Annual Incentive Compensation Plan.  The performance objectives for 2010 relative to our executive officers included goals related to financial achievements, risk management, retail and strategic pursuits.

Our financial goals for 2010 related to:

●	core operating expense growth;

●	achievement of efficiency ratios of 80 basis points or lower’

●	development of profitability models; and

●	timely production of audited financial statements.

Our risk management goals included:

●	regulatory and FIDICIA compliance;

●	maintaining allowance for loan losses consistent with high performing peers;

●	achieving favorable measures of risk rating accuracy;

●	maintaining high regulatory compliance standards;

●	achieving favorable internal audit controls and risk management standards; and

●	improvement in efficiency and effectiveness in our loan approval process.

Retail goals included:

●	customer checking account growth of 1,165 to 1,750 new accounts;

●	small business checking account growth of 480 new accounts with $8.0 million in new deposit balances to 720 new accounts with $12.0 million in new deposit balances;

●	small business loan growth of 115 new loans with $10.0 million in new loan production to 175 new loans with $16.0 million in new loan production;

●	branch expansion of $1.2 million in deposits per month open with overall deposits of $16.0 million to $1.8 million of deposits per month with overall deposits of $26.0 million.

●	Implementation of new customer service engagement focus;

●	achievement of cost efficiencies related to salary expenses;

●	implementation of outbound calling and productivity standards.

Strategic goals included:

●	achievement of core earnings of $6.5 million to $9.7 million;

●	achievement of tier 2 capital ratio of 10% to 10.5%;

●	maintaining efficiency ratios of 80 basis points or lower;

●	loan growth of $120.0 million to $180.0 million

●	deposit growth of $115.0 million to $175 million; and

●	achieving a camels 2 rating of 3 or lower.

In addition, specific goals were established for our CEO which included the above described strategic goals along with goals related to good strategic execution and achievement of liquidity events.

Unless a participant is terminated for other than cause or is terminated due to death, disability or retirement, a participant must be an active employee as of the award payout date to receive the award. A participant who is terminated for other than cause or who is terminated due to death, disability or retirement will receive a pro-rated award for the plan year based on months worked. The payout will be paid in a lump sum between January 1 and March 15 after the calendar plan year end, unless previously deferred under the Voluntary Deferred Compensation Plan. The plan year is also the performance period for determining the amount of the incentive award to be paid. If the company does not meet minimum performance levels, there will be no payouts.

Long-Term Equity-Based Compensation.

Following our initial public offering, we intend to establish a long-term incentive compensation program based on the delivery of competitive equity awards to our management team. We expect to use an equity-based, long-term incentive compensation program to reward outstanding performance with incentives that focuses our management team on the task of creating long-term stockholder value. By increasing the equity holdings of our management team, we will provide them with a continuing stake in our long-term success. The nature and size of awards under our equity-based program will be based on a number of factors including regulatory guidelines, awards made to those holding comparable positions in our peer group and the tax or accounting treatment of specific equity compensation techniques.

Role of the Compensation Committee

Prior to our initial public offering, the compensation and human resources committee of the board of directors developed and administered the executive compensation program with the assistance of an independent compensation consultant. See “—Role of the Compensation Consultant” below. In connection with the plan of conversion, we have established a compensation and human resources committee of the board of directors of FCB to implement and monitor the success of the overall compensation program in achieving the objectives of our compensation philosophy. The compensation and human resources committee will be responsible for the administration of our compensation programs and policies, including the administration of our cash-based and future equity-based incentive programs. The compensation and human resources committee will review and approve all compensation decisions relating to our executive officers. Our Chief Executive Officer will have responsibility for approving compensation decisions relating to our other officers and employees with input from other members of management. The compensation and human resources committee will operate under the mandate of a formal charter that establishes a framework for the fulfillment of its responsibilities. See “Our Management—Committees of First Connecticut Bancorp, Inc.”

Role of the Compensation Consultant

Prior to our initial public offering, the board of directors of the MHC and Farmington Bank engaged Amalfi Consulting, LLC, an independent compensation consultant, to gather compensation data for peer institutions to assist its compensation and human resources committee in evaluating base salary and incentive compensation levels. See “—Peer Group Analysis” below.

Role of Management

Our Chief Executive Officer and other named executive officers will, from time to time, make recommendations to the compensation and human resources committee regarding the appropriate mix and level of compensation for their subordinates. Those recommendations consider the objectives of our compensation philosophy and the range of compensation programs authorized by the compensation and human resources committee.

Peer Group Analysis

We strongly believe that in order to attract, motivate and reward qualified executives in our marketplace, our compensation program must be competitive relative to the companies with whom we compete. During 2010, we engaged Amalfi Consulting, LLC, an independent consulting firm, to benchmark base and incentive compensation for our executive officers.

The group of companies being used for comparative and informational purposes represents a mix of other comparable sized, publicly traded banking organizations located in New England, New York (excluding metro New York City) and New Jersey. For comparative purposes we also utilize broader based surveys particularly in key technical skills areas.

Our current peer group consists of the following institutions:

Oritani Financial Corp.	Bancorp Rhode Island, Inc.
Century Bancorp, Inc.	United Financial Bancorp
Sterling Bancorp	Peapack-Gladstone Financial
Financial Institutions Inc.	Enterprise Bancorp Inc.
Northfield Bancorp Inc.	Westfield Financial Inc.
Meridian Interstate Bancorp, Inc.	Center Bancorp Inc.
Suffolk Bancorp	Hingham Institute for Savings
First of Long Island Corp.	Chemung Financial Corp.
Canandalgua National Corp.	SI Financial Group Inc.
Rockville Financial Inc.

COMPENSATION OF EXECUTIVE OFFICERS
AND TRANSACTIONS WITH MANAGEMENT

Summary Compensation Table

The following table sets forth certain information with respect to the compensation of our principal executive officer, principal financial officer and three most highly compensated executive officers during 2010. Each individual listed in the table below may be referred to as a named executive officer or executive officer.

Name and Principal Position	Year		Salary	Bonus	Stock Awards (1)	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings (2)	All Other Compensation (3)	Total

John J. Patrick, Jr.	2010		$409,692	$160,000	$160,000	--	--	$53,097	$73,529	$856,318
President, Chief Executive Officer	2009		$403,846	$200,000	--	--	--	$37,643	$24,186	$665,675
	2008	(4)	$269,231	--	--	--	--	--	$8,423	$277,654

Gregory A. White	2010		$213,279	$75,000	$55,000	--	--	$6,516	$34,606	$384,401
Chief Financial Officer	2009		$201,058	$50,000	--	--	--	$1,850	$9,803	$262,711
	2008	(5)	--	--	--	--	--	--	--	--

Michael Schweighoffer	2010		$232,673	$100,000	$75,000	--	--	$9,694	$29,561	$446,928
Chief Risk Officer	2009		$181,731	--	--	--	--	$2,662	$19,311	$203,704
	2008	(6)	--	--	--	--	--	--	--	$0

Kenneth F. Burns	2010		$183,077	$50,000	$43,750	--	--	$10,147	$12,047	$299,021
Executive Vice President, Retail Banking	2009		$176,077	$43,000	--	--	--	$7,940	$13,501	$240,518
	2008		$149,548	$30,000	--	--	--	$6,312	$19,528	$205,388

David S. Blitz	2010		$186,922	$54,967	$45,000	--	--	--	$22,444	$309,333
Senior Vice President, Commercial Lending	2009		$138,279	$25,000	--	--	--	--	$9,948	$173,438
	2008	(7)	--	--	--	--	--	--	--	--

(1)	Represents aggregate grant date fair value of phantom stock awards made pursuant to our Phantom Stock Plan determined in accordance with FASB Topic 718.

(2)
Reflects the change in the present value of the life annuity from fiscal year end 2009 to 2010 for both our Defined Benefit Employee Pension Plan and Supplemental Retirement Plan for Executives. Change in Pension Value is as follows:

Name and Principal Position (a)	Year	Defined Benefit Employee Pension Plan (b)	Supplemental Retirement Plan for Executives (SERP)	Total

John J. Patrick, Jr.	2010	--	$53,097	$53,097
President, Chief Executive Officer	2009	--	$37,643	$37,643
	2008	--	--	--

Gregory A. White	2010		$6,615	$6,516
Chief Financial Officer	2009	--	$1,850	$1,850
	2008	--	--	--

Michael Schweighoffer	2010		$9,694	$9,694
Chief Risk Officer	2009	--	$2,662	$2,662
	2008	--	--	--

Kenneth F. Burns	2010	$10,147	--	$10,147
Executive Vice President, Retail Banking	2009	$7,940	--	$7,940
	2008	$6,312	--	$6,312

(a)	Mr. Blitz is not eligible to participate in either of our Defined Benefit Employee Pension Plan or Supplemental Retirement Plan for Executives.
(b)
Messrs. Patrick, White and Scweighoffer are not eligible to participate in the Defined Benefit Employee Pension Plan as the plan was frozen to new employees hired after January 1, 2007.(3) All Other Compensation includes 401(k) matching contributions, Bank Owned Life Insurance premiums, group term life insurance premiums, car allowance, contributions to our qualified and non-qualified defined benefit plans and other perquisites.

(3)	All other compensation includes the following:

Name	Year	401 (k)	Bank Owned Life Insurance	Group Term Life Insurance	Car Allowance	Executive Life Insurance	Long - Term Disability	Club Dues	Total

John J. Patrick, Jr.	2010	$9,800	--	$414	$2,621	$47,009	$2,835	$10,850	$73,529

Gregory A. White	2010	9,800	--	270	--	14,598	1,098	8,840	34,606

Michael Schweighoffer	2010	9,800	--	270	7,200	--	921	11,370	29,561

Kenneth F. Burns	2010	--	203	364	--	--	684	10,796	12,047

David S. Blitz	2010	9,705	--	377	--	--	12,362	--	22,444

Pension Benefits

The following table provides information regarding the retirement benefits for the named executive officers under our tax-qualified defined benefit and supplemental executive retirement plans, namely the Supplemental Retirement Plan for Executives for Messrs. Patrick, White and Schweighoffer, and the Defined Benefit Pension Plan for Mr. Burns. David Blitz is not a participant in any of our qualified or non-qualified define pension plans.

(4)	Mr. Patrick was hired in March 2008.
(5)	Mr. White was hired in January 2009.
(6)	Mr. Schweighoffer was hired in March 2009.
(7)	Mr. Blitz was hired in March 2009.

Name	Number of Years Credited Service	Present Value of Accumulated Benefit	Payments During Last Fiscal Year

John J. Patrick, Jr.	3	$90,740	--

Gregory A. White	2	$8,366	--

Michael Schweighoffer	2	$12,356	--

Kenneth F. Burns	6	$50,085	--

Potential Payments Upon Termination or Change-In-Control

There are currently no Employment Agreements or Change in Control Agreements in place with our named executive officers. Each named executive officer is entitled to receive earned and unpaid compensation upon the retirement, death, disability or termination of the executive officer. In addition, the health care benefit will be continued until such officer is eligible for Medicare.

Both the Long Term Incentive Plan “Phantom Stock Plan” and the Supplemental Retirement Plan for Senior Executives have provisions addressing termination and change in control as set forth below. In addition, executives who are involuntarily terminated other than for cause or terminated due to disability, retirement, or death will receive a prorated benefit, based on the termination date under our Annual Incentive Plan.

Phantom Stock Plan

Under the Phantom Stock Plan, in the event of voluntary termination or termination for cause, no benefits are paid and the phantom stock account is forfeited. For termination due to retirement, death or disability, all awards are fully vested and paid out following the benefit date. Upon a termination due to change in control, all performance goals with respect to any award will be deemed met at the target level and all awards shall be fully vested and paid out upon the change in control date.

Supplemental Retirement Plan for Executives

We implemented a Supplemental Retirement Plan effective January 1, 2009 for certain executive officers. Currently, Messrs. Patrick, White and Schweighoffer are the only participants in the plan. The plan provides that each executive will receive supplemental benefits, to the extent vested, commencing 45 days following separation from service. As of December 31, 2010, Messrs. White and Schweighoffer were 20% vested in their plan benefits and Mr. Patrick was 30% vested in his plan benefit. Messrs. Patrick, White and Schweighoffer become 100% vested in their supplemental benefits after 10 years of service. Each participant’s supplemental benefit equals a percentage of the participant’s final average compensation (as set forth in each executive’s participation agreement), multiplied by a fraction, the numerator of which is the executive’s years of employment with Farmington Bank and the denominator of which is set forth in the executive’s participation agreement. Final average compensation is defined in the plan as the three-year average of the highest base salary and bonus paid to each executive during the last five years of each executive’s employment with Farmington Bank. Supplemental benefits are distributed as of the executive’s normal benefit date and are payable in a lump sum, unless a participant has elected, at the time of execution of his participation agreement, to receive an annuity or other form of benefit.

If an executive is less than age 62 at the time of commencement of his supplemental benefit, his benefit will be further reduced by 6% per year for each year before age 62 that the benefit payment commences.

Under our Supplemental Retirement Plan for Executives, if Messrs. Patrick, White or Schweighoffer were terminated for cause or voluntarily terminated their employment, they would forfeit all benefits in the event of termination for cause and if they elect to voluntarily terminate their employment, the executives would be entitled to a supplemental benefit calculated in the manner set forth above, and if applicable, multiplied by the executive’s vesting rate set forth in his participation agreement.

If Messrs. Patrick, White or Schweighoffer were to die before attaining their benefit age but while employed by us, their respective beneficiary would be entitled to a death benefit equal to the present value of the accrued annuity benefit as of the date of death, without any pre-retirement reductions, payable in a lump sum. In the event Messrs. Patrick, White or Schweighoffer were to become disabled they would be entitled to a supplemental benefit, determined in the manner set forth herein. The supplemental benefit shall be determined as an annuity benefit, at benefit age, with payments equal to the yearly benefit amount calculated as if: (i) the executive had completed years of employment between disability and benefit age, and (ii) the executive’s final average compensation had increased three percent (3%) per year for each calendar year until benefit age. The supplemental benefits are distributed as of the executive’s normal benefit date and are payable in a lump sum, unless a participant has elected, at the time of execution of his participation agreement, to receive an annuity or other form of benefit.

Under the Supplemental Retirement Plan, if a change in control occurs and within a two year period thereafter, the executive has an involuntary separation from service without cause or a separation from service for good reason, the executive will be entitled to a supplemental benefit calculated as if the executive had completed the years of employment between separation of service and benefit age and his final average compensation had increased 3% per year until his benefit age. The supplemental benefits are distributed as of the executive’s normal benefit date and are payable in a lump sum, unless a participant has elected, at the time of execution of his participation agreement, to receive an annuity or other form of benefit.

The following tables describe the potential payments based upon a hypothetical termination or a change in control on December 31, 2010 for Messrs. Patrick, White, Schweighoffer, Burns and Blitz:

Name	Voluntary termination	Involuntary Termination other than for cause	Termination within 2 years after Change in Control	Retirement	Disability	Death

John Patrick
Supplementary Retirement Plan	$90,740	$90,740	$5,052,853	$90,740	$2,368,974	$193,542
Phantom Stock Plan	--	--	$331,460	$166,660	$166,660	$166,660
Annual Incentive Plan (1)	--	$164,800	$164,800	$164,800	$164,800	$164,800

Michael Schweighoffer
Supplementary Retirement Plan	$12,356	$12,356	$2,474,762	$12,356	$919,039	$33,273
Phantom Stock Plan	--	--	$136,747	$78,121	$78,121	$78,121
Annual Incentive Plan (1)	--	$58,625	$58,625	$58,625	$58,625	$58,625

Gregory White
Supplementary Retirement Plan	$8,366	$8,366	$2,330,203	$8,366	$770,162	$25,312
Phantom Stock Plan	--	--	$111,102	$57,289	$57,289	$57,289
Annual Incentive Plan (1)	--	$53,813	$53,813	$53,813	$53,813	$53,813

Kenneth Burns
Phantom Stock Plan	--	--	$91,821	$45,571	$45,571	$45,571
Annual Incentive Plan (1)	--	$46,250	$46,250	$46,250	$46,250	$46,250

David Blitz
Phantom Stock Plan	--	--	$93,867	$46,873	$46,873	$46,873
Annual Incentive Plan (1)(2)	--	$50,000	$50,000	$50,000	$50,000	$50,000

(1)	Amount reflects payout under Annual Incentive Plan at target level of benefit.
(2)	Mr. Blitz, per the terms of his offer letter, has a minimum benefit of $50,000 for the calendar year 2010.

Our directors, executive officers and employees and the directors, executive officers and employees of our subsidiaries are permitted to borrow from Farmington Bank in accordance with the requirements of federal and state law. All loans made by Farmington Bank to directors and executive officers or their related interests have been made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to the lender, and did not involve more than the normal risk of collectability or present other unfavorable features. At December 31, 2010 we had loans with an aggregate balance of $ 831,000 outstanding to our executive officers, directors and related parties of our executive officers and directors.

The following are transactions in which we were a party that involved an amount that exceeded $120,000 and which a director, executive officer, holder of more than 5.0% of our common stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

●
During the fiscal year ended in 2010, as in prior years, we engaged in business transactions with Briarwood Printing Company, Inc., a company that provides printing services. Mr. Drew, who serves on our board of directors, is the President and owner of Briarwood Printing. We paid Briarwood Printing approximately $155,245 in the fiscal year ended December 31, 2010 in connection with printing services provided to Farmington Bank.

Our business dealings with Mr. Drew were entered into at arm’s length and we believe the terms are no less favorable to Farmington Bank than those offered by other printing companies. Our audit committee has reviewed and approved this arrangement.

Benefits to be Considered Following Completion of the Offering

Stock Benefit Plans. We may adopt one or more stock benefit plans no earlier than six months after the completion of the offering. We will submit any such plans to our stockholders for their approval. The terms and conditions of such stock benefit plans, including the number of shares available per award and the types of awards, have not been determined at this time. However, if we implement any stock benefit plans within 12 months following the completion of the offering, the stock benefit plans will reserve a number of shares up to 4.0% of the shares of common stock sold in the offering for awards to key employees and directors, at no cost to the recipients. Stock benefit plans implemented within 12 months following the completion of the offering will also reserve a number of shares up to 10.0% of the shares of common stock sold in the offering for issuance pursuant to the exercise of stock options. The Connecticut Department of Banking regulations impose the above percentage limitations on all stock-benefit plans implemented within 12 months of the offering. Other limitations imposed by these regulations on plans implemented within 12 months of the completion of the offering include:

(i)
Management stock benefit plans, in the aggregate, may not hold more than 3.0% of the shares issued in the offering, provided that if an institution has tangible capital of 10.0% or more following the offering, as FCB expects to have, the Connecticut Banking Commissioner may permit a management stock benefit plan to hold up to 4.0% of the shares issued in the offering;

(ii)
Tax-qualified employee stock benefit plans and management stock benefit plans, in the aggregate, may not hold more than 10.0% of the shares issued in the offering, provided that if the institution has tangible capital of 10.0% or more following the conversion , the Connecticut Banking Commissioner may permit the tax-qualified stock benefit plans and management stock benefit plans, in the aggregate, to hold up to 12.0% of the shares issued in the offering;

(iii)	No individual may receive more than 25.0% of the shares under any stock benefit plan;

(iv)	Directors who are not employees may not receive more than 5.0% of the shares of any plan individually or 30.0% of the shares of any plan in the aggregate;

(v)	No stock options may be granted at less than the market price at the time such options are granted;

(vi)	Shares issued at the time of the conversion may not be used to fund management or employee stock benefit plans;

(vii)	No plan may begin to vest earlier than one year after the shareholders approve the plan or at a rate exceeding 20.0% per year;

(viii)	Accelerated vesting may not be provided for except in the case of disability or death or if there is a change of control; and

(ix)
Any plan must provide that officers and directors must exercise or forfeit their options in the event that the institution becomes critically undercapitalized under applicable federal law, is subject to an enforcement action by the Connecticut Banking Commissioner or receives a capital directive from the Connecticut Banking Commissioner.

We have not yet determined whether we will present any stock benefit plans for shareholder approval within 12 months following the completion of the conversion or more than 12 months after the completion of the conversion . If the stock benefit plans are adopted more than 12 months after the completion of the conversion , the plans may not be subject to all of the limitations described above, and we may elect to implement a stock benefit plan containing features that are different from those described above.

In the event either federal or state regulators change their regulations or policies regarding stock benefit plans, including any regulations or policies restricting the size of awards and vesting of benefits as described above, the restrictions described above may not be applicable.

Director Compensation

Director Fees

Each non-employee director receives an annual retainer of $14,000; $900 for each board meeting and $800 for each committee meeting that the director attends. Historically, each director also receives shares of phantom stock under our Phantom Stock Plan equal to 400 shares annually. We paid fees totaling $347,500 to non-employee directors during the fiscal year ended December 31, 2010. Directors will not be paid separately for their services on the board of directors of both FCB and Farmington Bank.

The following table details the compensation paid to each of our non-management directors in 2010.

Name	Fees earned or paid in cash	Stock Awards	Option Awards	Non Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	2010 Total

David Drew	$59,500	$3,748	$--	$--	$36,683	$99,931
Kevin S. Ray	60,200	3,748	--	--	28,602	92,550
Robert F. Edmunds, Jr.	60,300	3,748	--	--	36,628	100,676
John J. Carson	47,200	3,748	--	--	149	51,097
Ronald A. Bucchi	63,500	3,748	--	--	15,642	82,890
Michael A. Ziebka	56,800	3,748	--	--	5,063	65,611

Compensation Committee Interlocks and Insider Participation

The compensation and human resources committee of FCB consists of Robert F. Edmunds, Jr., David M. Drew and Kevin S. Ray. No committee member serves or has served as an officer or employee of Farmington Bank. No executive officer of FCB or Farmington Bank serves or has served as a member of the compensation committee of any other entity, one of whose executive officers serves on the compensation committee of as a director of FCB.

Indemnification of Directors and Officers

FCB’s bylaws provide that FCB shall indemnify all officers, directors, employees and agents of FCB to the fullest extent permitted under Maryland and federal law. Such indemnification may include the advancement of funds to pay for or reimburse reasonable expenses incurred by an indemnified party to the fullest extent permitted under Maryland and federal law. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of FCB, pursuant to its bylaws or otherwise, FCB has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Certain Relationships and Related Transactions

Federal law and regulation generally require that all loans or extensions of credit to a director or an executive officer must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with the general public and must not involve more than the normal risk of repayment or present other unfavorable features. However, regulations also permit a director or an executive officer to receive the same terms through benefit or compensation plans that are widely available to other employees, as long as the director or executive officer is not given preferential treatment compared to the other participating employees.

SUBSCRIPTIONS BY DIRECTORS AND EXECUTIVE OFFICERS

The table below sets forth, for each of FCB’s directors and executive officers and for all of the directors and executive officers as a group, the proposed purchases of subscription shares, assuming sufficient shares of common stock are available to satisfy their subscriptions.

In each case, it is assumed that subscription shares are sold at the midpoint of the offering range. Connecticut regulations prohibit our directors and officers from selling the shares they purchase in the offering for one year after the date of purchase, except under limited circumstances. See “THE CONVERSION AND OFFERING – Limitations on Common Stock Purchases”.

Name of Beneficial Owner	Number of Shares	Amount	Percentage of Shares Outstanding(2)

Directors:
Ronald A. Bucchi	15,000	$150,000	*
John J. Carson	10,000	100,000	*
David Drew	30,000	300,000	*
Robert E. Edmunds, Jr.	30,000	300,000	*
Kevin S. Ray	10,000	100,000	*
Michael A. Ziebka	5,000	50,000	*

Named Executive Officers:
John J. Patrick, Jr.	30,000	300,000	*
Gregory A. White	30,000	300,000	*
Michael T. Schweighoffer	15,000	150,000	*
Kenneth F. Burns	22,500	225,000	*
David S. Blitz	--	--	*

All Directors and Executive Officers as a Group
(10 Persons)	197,500	$1,975,000	1.7%

*            Less than 1.0% of the common stock issued and outstanding.
(1)           Includes proposed subscriptions, if any, by associates.
(2)           Based upon 11,960,000 total shares outstanding at the midpoint of the offering range.

THE CONVERSION AND THE OFFERING

General

On January 25, 2011, the board of directors of the MHC adopted the plan of conversion. Under the plan of conversion, the MHC will combine, by merger or otherwise, with FCB, in a transaction where Farmington Bank will become the wholly-owned subsidiary of FCB, a newly formed Maryland corporation.

The plan of conversion provides that we will offer shares of common stock for sale in the subscription offering to eligible account holders, our tax-qualified employee benefit plans (specifically our employee stock ownership plan) and supplemental eligible account holders.

The Offering

In connection with the conversion, FCB is offering between 11,050,000 and 14,950,000 shares of common stock, which offering may be increased to up to 17,192,500 shares of common stock. The conversion will be consummated only upon the issuance of at least the minimum number of shares of our common stock offered pursuant to the plan of conversion. In connection with the conversion, we are forming a charitable foundation, to which additional shares of FCB common stock will be contributed. At a special meeting of corporators held on March 3, 2011, the corporators of the MHC voted to approve the plan of conversion.

FCB intends to retain between $ 44.6 million and $ 69.9 million of the net proceeds of the offering (excluding the loan to the employee stock ownership plan) and to invest the balance of the net proceeds in Farmington Bank. The offering will be consummated only upon the issuance of at least the minimum number of shares of our common stock offered pursuant to this prospectus.

We are first offering shares of our common stock in a subscription offering to eligible depositors and our tax-qualified employee stock benefit plans, including our employee stock ownership plan and 401(k) plan. Shares of common stock not subscribed for in the subscription offering will be offered for sale to the general public in a community offering, with a preference given first to natural persons residing in Hartford County in Connecticut and then to all other natural persons residing in Connecticut. We also may offer for sale shares of common stock not subscribed for in the subscription offering or community offering in a syndicated community offering managed by Keefe, Bruyette & Woods, Inc. Keefe, Bruyette & Woods, Inc. is not required to purchase any shares of the common stock that are being offered for sale. For a more complete description of the community offering or syndicated community offering, see “Community Offering” and “Syndicated Community Offering” herein, respectively.

We have the right to accept or reject, in whole or in part, any orders to purchase shares of the common stock received in the community offering or the syndicated offering. The community offering and syndicated offering, if any, may begin at the same time as, during, or after the subscription offering and must be completed within 45 days after the completion of the subscription offering unless otherwise extended by the Connecticut Banking Commissioner. See “Community Offering”.

We determined the number of shares of common stock to be offered based upon an independent appraisal of the estimated pro forma market value of FCB. All shares of common stock are being offered for sale at a price of $10.00 per share. All investors will pay the same purchase price per share. Investors will not be charged a commission to purchase shares of common stock in the offering. The independent valuation will be updated and the final number of the shares of common stock to be issued in the offering will be determined at the completion of the offering. See “Stock Pricing and Number of Shares to be Issued” for more information as to the determination of the estimated pro forma market value of the common stock.

The following is a brief summary of the material terms of the conversion. A copy of the plan is available for inspection at each branch office of Farmington Bank and at the Connecticut Department of Banking. The plan is also filed as an exhibit to our application for approval of the plan of conversion of which this prospectus is a part, copies of which may be obtained from the Connecticut Department of Banking. See “WHERE YOU CAN FIND ADDITIONAL INFORMATION”.

Reasons for the Conversion and Offering

The proceeds from the sale of common stock of FCB will provide Farmington Bank with additional capital, which will be used to grow its balance sheet through loan origination and deposit generation, enhance existing products and services, support future growth, internally or through acquisitions, invest in securities and for other general corporate purposes. The stock offering will also enable FCB and Farmington Bank to increase their capital in anticipation of higher future regulatory capital requirements and/or expectations. Although Farmington Bank currently exceeds all regulatory capital requirements, the sale of common stock will assist Farmington Bank with the orderly preservation and expansion of its capital base and will provide flexibility to respond to sudden and unanticipated capital needs.

In addition, since Farmington Bank competes with local and regional banks not only for customers, but also for employees, we believe that the stock offering also will afford us the opportunity to attract and retain management and employees through various stock benefit plans, including stock option plans, restricted stock plans and an employee stock ownership plan.

After completion of the stock offering, the unissued common and preferred stock authorized by FCB’s articles of incorporation, as well as any treasury shares that may have been repurchased, will permit FCB to raise additional equity capital through further sales of securities and may permit FCB to issue securities in connection with possible acquisitions, subject to market conditions and any required regulatory approval.

The stock offering proceeds will provide additional flexibility to grow through acquisitions of other financial institutions or other businesses. Although there are no current arrangements, understandings or agreements, written or oral, regarding any such opportunities, FCB will be in a position after the stock offering to take advantage of any such favorable opportunities that may arise. See “HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING” on page___for a description of our intended use of proceeds.

After considering the advantages and disadvantages of the stock offering, as well as applicable fiduciary duties, the board of directors of the MHC, FCB and Farmington Bank unanimously approved the plan of conversion and stock offering as being in the best interests of FCB, Farmington Bank, and Farmington Bank’s depositors and the communities we serve.

Approvals Required

The boards of directors of the MHC, FCB and Farmington Bank have approved the plan of conversion and stock issuance and the contribution to the charitable foundation. The approval of the corporators of the MHC is also required. The conversion, offering and contribution must also be approved by the Connecticut Banking Commissioner and the Federal Reserve Board and reviewed without objection by the FDIC.

Effects of Conversion on Depositors and Borrowers

Continuity. While the conversion is being accomplished, the normal business of Farmington Bank of accepting deposits and making loans will continue without interruption. Farmington Bank will continue to be a Connecticut chartered savings bank and will continue to be regulated by the Connecticut Commissioner of Banking and the FDIC. After the conversion, Farmington Bank will continue to offer existing services to depositors, borrowers and other customers. The directors and executive officers serving Farmington Bank at the time of the conversion will be the directors and executive officers of FCB after the conversion.

Effect on Deposit Accounts. Pursuant to the plan of conversion, each depositor of Farmington Bank at the time of the conversion will automatically continue as a depositor after the conversion, and the deposit balance, interest rate and other terms of such deposit accounts will not change as a result of the conversion. Each such account will be insured by the FDIC to the same extent as before the conversion. Depositors will continue to hold their existing certificates, passbooks and other evidences of their accounts.

Effect on Loans. No loan outstanding from Farmington Bank will be affected by the conversion, and the amount, interest rate, maturity and security for each loan will remain as it was contractually fixed prior to the conversion.

Tax Effects. We will receive an opinion of counsel or tax advisor with regard to federal and state income tax consequences of the conversion to the effect that the conversion will not be taxable for federal or state income tax purposes to FCB, the MHC, Farmington Bank or the eligible account holders of Farmington Bank. See “Material Income Tax Consequences”.

Effect on Liquidation Rights. Each depositor in Farmington Bank has both a deposit account in Farmington Bank and a pro rata interest in FCB based upon the deposit balance in his or her account. The ownership interest is tied to the depositor’s account and has no tangible market value separate from FCB and Farmington Bank. Consequently, the value of depositors’ interest has realizable value only in the unlikely event that FCB and Farmington Bank are liquidated. If this were to occur, the depositors of record at that time would share pro rata in any residual surplus and reserves of FCB after claims of creditors (including those of depositors, to the extent of their deposit balances).

The plan of conversion provides for the establishment, upon the completion of the conversion and offering, of liquidation accounts by FCB and Farmington Bank for the benefit of eligible deposit account holders and supplemental eligible deposit account holders. See “Liquidation Rights” below for more information.

Liquidation Rights

The plan of conversion provides for the establishment, upon the completion of the conversion, of a “liquidation account” by FCB for the benefit of eligible deposit account holders and supplemental eligible deposit account holders in an amount equal to net value of the MHC as of the date of its latest balance sheet contained in this prospectus. The plan of conversion also provides that FCB shall cause the establishment of a bank liquidation account.

The liquidation account established by FCB is designed to provide payments to depositors of their liquidation interests in the event of a liquidation of FCB and Farmington Bank. Specifically, in the unlikely event that FCB and Farmington Bank were to completely liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first, followed by a distribution to eligible deposit account holders and supplemental eligible deposit account holders of the liquidation account maintained by FCB. In liquidation of both entities, or of Farmington Bank, when FCB has insufficient assets to fund the distribution due to eligible deposit account holders and supplemental eligible account holders and Farmington Bank has positive net worth, Farmington Bank shall pay amounts necessary to fund FCB’s remaining obligations under the liquidation account. The plan of conversion also provides that if FCB is sold or liquidated apart from a sale or liquidation of Farmington Bank, then the rights of eligible deposit account holders and supplemental eligible deposit account holders in the liquidation account maintained by FCB shall be surrendered and treated as a liquidation account in Farmington Bank.

Pursuant to the plan of conversion, after two years from the date of conversion or upon the written request of the Connecticut Department of Banking, FCB will eliminate or transfer the liquidation account and the interests in such account to Farmington Bank and the liquidation account shall thereupon become the liquidation account of Farmington Bank and not be subject in any manner or amount to FCB’s creditors.

Also, under the rules and regulations of the Connecticut Department of Banking, no post-conversion merger, consolidation, or similar combination or transaction with another depository institution in which FCB or Farmington Bank is not the surviving institution would be considered a liquidation and, in such a transaction, the liquidation account would be assumed by the surviving institution.

Each eligible deposit account holder and supplemental eligible deposit account holder would have an initial interest in the liquidation account for each deposit account, including savings accounts, transaction accounts such as negotiable order of withdrawal accounts, money market deposit accounts, and certificates of deposit, with a balance of $50.00 or more held in Farmington Bank on December 31, 2009 and March 31, 2011.  Each eligible deposit account holder and supplemental eligible deposit account holder would have a pro rata interest in the total liquidation account for each such deposit account, based on the proportion that the balance of each such deposit account on December 31, 2009 and March 31, 2011 bears to the balance of all deposit accounts in Farmington Bank on such dates.

If, however, on any December 31 annual closing date commencing after the effective date of the conversion, the amount in any such deposit account is less than the amount in the deposit account on December 31, 2009 or March 31, 2011 or any other annual closing date, then the interest in the liquidation account relating to such deposit account would be reduced from time to time by the proportion of any such reduction, and the interest will cease to exist if the deposit account is closed. In addition, no interest in the liquidation account would ever be increased despite any subsequent increase in the related deposit account. Payment pursuant to liquidation rights of eligible deposit account holders and supplemental eligible account holders would be separate and apart from the payment of any insured deposit accounts to such depositor. Any assets remaining after the above liquidation rights of eligible deposit account holders and supplemental eligible account holders are satisfied would be distributed to FCB as the sole shareholder of Farmington Bank.

Stock Pricing and Number of Shares to be Issued

The plan of conversion and applicable regulations require that the aggregate purchase price of the common stock sold in the offering must be based on the appraisal of the pro forma market value of FCB common stock, assuming the offering is completed, as determined by an independent valuation. We have retained RP Financial to prepare an independent valuation appraisal. For its services in preparing the initial valuation, RP Financial will receive a fee of $80,000 and $10,000 for expenses and an additional $10,000 for each valuation update, as necessary. We have agreed to indemnify RP Financial and its employees and affiliates against specified losses, including any losses in connection with claims under the federal securities laws, arising out of its services as independent appraiser, except where such liability results from its negligence or bad faith.

The independent valuation appraisal considered the pro forma impact of the offering. The appraisal applied three primary methodologies: the pro forma price-to-book value approach applied to both reported book value and tangible book value; the pro forma price-to-earnings approach applied to reported and core earnings; and the pro forma price-to-assets approach. The market value ratios applied in the three methodologies were based upon the current market valuations of the peer group companies, subject to valuation adjustments applied by RP Financial to account for differences between FCB and the peer group. RP Financial placed the greatest emphasis on the price-to-earnings and price-to-book and price-to-tangible book value approaches in estimating pro forma market value.

In preparing its appraisal, RP Financial considered the information in this prospectus, including our financial statements. RP Financial also considered the following factors, among others:

●	our historical, present and projected operating results and financial condition;

●	the economic, demographic and competition characteristics of our market area;

●	a comparative evaluation of our operating and financial statistics with those of other similarly-situated, publicly-traded savings and thrift holding companies;

●	the effect of the capital raised in this offering on our net worth and earnings potential;

●	the trading market for our securities and comparable institutions and general economic conditions in the market for such securities; and

●	the contribution of stock to the charitable foundation.

Included in RP Financial’s independent valuation were certain assumptions as to the pro forma earnings of FCB after the offering that were utilized in determining the appraised value. These assumptions included estimated expenses, an assumed after-tax rate of return on the net offering proceeds and purchases in the open market of 4.0 % of the common stock issued in the offering (including shares contributed to the charitable foundation) by the stock-based benefit plan at the $10.00 purchase price. See “Pro Forma Data” for additional information concerning these assumptions. The use of different assumptions may yield different results.

The independent valuation states that as of March 15, 2011, the estimated pro forma market value, or valuation range, of FCB ranged from a minimum of $ 114,920,000 to a maximum of $ 155,480,000 with a midpoint of $ 135,200,000 . The board of directors of FCB decided to offer the shares of common stock for a price of $10.00 per share. The number of shares offered will be equal to the aggregate offering price of the shares divided by the price per share. Based on the valuation range and the $10.00 price per share, the minimum of the offering range will be 11,050,000 shares, the midpoint of the offering range will be 14,950,000 shares and the maximum of the offering range will be 14,950,000 shares.

The board of directors of FCB reviewed the independent valuation and, in particular, considered the following:

●	our financial condition and results of operations;

●	comparison of financial performance ratios of FCB to those of other financial institutions of similar size;

●	market conditions generally and in particular for financial institutions; and

All of these factors are set forth in the independent valuation. The board of directors also reviewed the methodology and the assumptions used by RP Financial in preparing the independent valuation and believes that such assumptions were reasonable. The offering range may be amended with the approval of the Connecticut Banking Commissioner, if required, as a result of a greater demand for our shares or changes in market or financial conditions generally. In the event the independent valuation is updated to amend the pro forma market value of FCB to less than $ 114.9 million or more than $ 178.8 million the appraisal will be filed with the Securities and Exchange Commission by a post-effective amendment to FCB’s registration statement.

The appraisal is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing our common stock. The independent appraisal does not indicate market value. You should not assume or expect that our valuation as indicated in the appraisal means that after the offering the shares of our common stock will trade at or above the $10.00 per share purchase price. Furthermore, the pricing ratios presented in the appraisal were utilized by RP Financial to estimate our market value and not to compare the relative value of shares of our common stock with the value of the capital stock of the peer group. Because of differences in important factors such as operating characteristics, location, financial performance, asset size, capital structure and business prospects between us and other fully converted institutions, you should not rely on these comparative valuation ratios as an indication as to whether or not our common stock is an appropriate investment for you.

Following commencement of the subscription offering, the maximum of the offering range may be increased by up to 15.0%, or up to $ 171,925,000, without resoliciting subscribers, which will result in a corresponding increase of up to 15.0% in the maximum of the offering range to up to 17,192,500 shares, to reflect a greater demand for our shares or changes in market or financial conditions. We will not decrease the minimum of the valuation range and the minimum of the offering range without a resolicitation of subscribers. The subscription price of $10.00 per share will remain fixed. See “—Limitations on Common Stock Purchases” as to the method of distribution of additional shares to be issued in the event of an increase in the offering range to up to 17,192,500 shares.

If the update to the independent valuation at the conclusion of the offering results in an increase in the maximum of the valuation range to more than $ 171,925,000 and a corresponding increase in the offering range to more than 17,192,500 shares, or a decrease in the minimum of the offering range to less than $ 110,500,000 and a corresponding decrease in the offering range to fewer than 11,050,000 shares, then, after consulting with the Connecticut Banking Commissioner, we may terminate the plan of conversion, cancel deposit account withdrawal authorizations and promptly return by check all funds received with interest at Farmington Bank’s passbook savings rate of interest. Alternatively, we may establish a new offering range, extend the offering period and commence a resolicitation of purchasers or take other actions as permitted by the Connecticut Banking Commissioner in order to complete the offering. In the event that we extend the offering and conduct a resolicitation, purchasers would have the opportunity to maintain, change or cancel their stock orders within a specified period. If a purchaser does not respond during the period, his or her stock order will be canceled and payment will be returned promptly, with interest at Farmington Bank’s passbook savings rate, and deposit account withdrawal authorizations will be canceled. Any single offering extension will not exceed 90 days; aggregate extensions may not conclude beyond [Date 3], which is two years after the plan of conversion was adopted by our board of directors. An increase in the number of shares to be issued in the offering would decrease both a subscriber’s ownership interest and FCB’s pro forma earnings and stockholders’ equity on a per share basis while increasing pro forma earnings and stockholders’ equity on an aggregate basis. A decrease in the number of shares to be issued in the offering would increase both a subscriber’s ownership interest and FCB’s pro forma earnings and stockholders’ equity on a per share basis, while decreasing pro forma earnings and stockholders’ equity on an aggregate basis. For a presentation of the effects of these changes, see “UNAUDITED PRO FORMA DATA”.

Copies of the independent valuation appraisal report of RP Financial and the detailed memorandum setting forth the method and assumptions used in the appraisal report are available for inspection at the main office of Farmington Bank and as specified under “WHERE YOU CAN FIND ADDITIONAL INFORMATION”.

Subscription Offering and Subscription Rights

In accordance with the plan of conversion, rights to subscribe for shares of common stock in the subscription offering have been granted in the following descending order of priority. The filling of all subscriptions that we receive will depend on the availability of common stock after satisfaction of all subscriptions of all persons having priority rights in the subscription offering and the minimum, maximum and overall purchase and ownership limitations set forth in the plan of conversion and as described below under “Limitations on Common Stock Purchases”.

Priority 1: Eligible Deposit Account Holders: Each Farmington Bank depositor with an aggregate deposit account balance of $50.00 or more at the close of business on December 31, 2009 will receive, without payment therefor, nontransferable subscription rights to purchase up to the greater of (i) 30,000 shares of common stock, (ii) one-tenth of 1.0% of the number of shares of our common stock sold in the offering, or (iii) 15 times the product obtained by multiplying the number of shares issued by a fraction of which the numerator is the total amount of the deposit account balances of the eligible deposit holder on December 31, 2009 and the denominator is the total amount of deposit account balances of all depositor account holders as of December 31, 2009, subject to the overall purchase limitations. See “Limitations on Common Stock Purchases”. If there are not sufficient shares available to satisfy all subscriptions, shares will be allocated among the subscribers so as to permit each eligible deposit account holder to purchase a number of shares sufficient to make his or her total allocation equal to, to the extent possible, the lesser of 100 shares or the number of shares for which he or she subscribed. Any shares remaining after such allocation will be allocated among the subscribing eligible deposit account holders whose subscriptions remain unsatisfied in the proportion that the amount of each such eligible deposit account holder’s qualifying deposit bears to the total amount of the qualifying deposits of all eligible deposit account holders whose subscriptions remain unsatisfied. If the amount so allocated exceeds the amount subscribed for by any one or more eligible deposit account holders, the excess shall be reallocated on the same principle (one or more times as necessary) among those eligible deposit account holders whose subscriptions are still not fully satisfied, until all available shares have been allocated or all subscriptions have been satisfied.

To ensure proper allocation of our shares of common stock, each eligible deposit account holder must list on his or her stock order form all deposit accounts in which he or she had an ownership interest on December 31, 2009. In the event of oversubscription, failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed. In the event of an oversubscription, the subscription rights of eligible deposit account holders who are also directors or executive officers of FCB or Farmington Bank and their associates will be subordinated to the subscription rights of other eligible deposit account holders to the extent attributable to increased deposits during the one-year period preceding December 31, 2009.

Priority 2: Tax-Qualified Employee Stock Benefit Plans: Our tax-qualified employee stock benefit plans, including our employee stock ownership plan, will receive, without payment therefor, nontransferable subscription rights to purchase in the aggregate up to 10.0% of the shares of common stock sold in the offering, including any shares to be issued as a result of an increase in the offering valuation range. Our employee stock ownership plan intends to purchase up to 8.0% of the shares of common stock sold in the offering. If, after the satisfaction of the subscriptions of eligible deposit account holders, a sufficient number of shares is not available to fill the subscriptions by our tax-qualified employee stock benefit plans, the subscriptions shall be filled to the maximum extent possible. If financial or market conditions warrant, in the judgment of its trustees, the employee stock ownership plan may elect to purchase shares in the open market authorized but unissued shares directly from FCB following the completion of the offering with the prior approval of the Connecticut Banking Commissioner .

Priority 3: Supplemental Eligible Deposit Account Holders: Each Farmington Bank depositor with an aggregate deposit account balance of $50.00 or more at the close of business on March 31, 2011 will receive, without payment therefor, nontransferable subscription rights to purchase up to the greater of (i) 30,000 shares of common stock, (ii) one-tenth of 1.0% of the number of shares of our common stock sold in the offering, or (iii) 15 times the product obtained by multiplying the number of shares issued by a fraction of which the numerator is the total amount of the deposit account balances of the supplemental eligible deposit account holder on March 31, 2011 and the denominator is the total amount of deposit account balances of all supplemental eligible depositor account holders as of March 31, 2011 , subject to the overall purchase limitations. See “Limitations on Common Stock Purchases”. If there are not sufficient shares available to satisfy all subscriptions, shares will be allocated among the subscribers so as to permit each supplemental eligible deposit account holder to purchase a number of shares sufficient to make his or her total allocation equal to, to the extent possible, the lesser of 100 shares or the number of shares for which he or she subscribed. Any shares remaining after such allocation will be allocated among the subscribing supplemental eligible deposit account holders whose subscriptions remain unsatisfied in the proportion that the amount of each such supplemental eligible deposit account holder’s qualifying deposit bears to the total amount of the qualifying deposits of all supplemental eligible deposit account holders whose subscriptions remain unsatisfied. If the amount so allocated exceeds the amount subscribed for by any one or more supplemental eligible deposit account holders, the excess shall be reallocated on the same principle (one or more times as necessary) among those supplemental eligible deposit account holders whose subscriptions are still not fully satisfied, until all available shares have been allocated or all subscriptions have been satisfied.

To ensure proper allocation of our shares of common stock, each supplemental eligible deposit account holder must list on his or her stock order form all deposit accounts in which he or she had an ownership interest on March 31, 2011 . In the event of oversubscription, failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed.

Expiration Date: The subscription offering will expire at 12:00 noon, Eastern Time, on [Date 1], unless extended by us for up to 45 days or such additional periods with the approval of the Connecticut Banking Commissioner. Subscription rights will expire whether or not each eligible depositor can be located. We may decide to extend the expiration date of the subscription offering for any reason, whether or not subscriptions have been received for shares at the minimum, midpoint or maximum of the offering range. Subscription rights which have not been exercised prior to the expiration date will become void.

The minimum number of shares you may order is 25 shares. The offering is expected to expire at 12:00 noon, Eastern Time, on [Date 1], but we may extend this expiration date without notice to you until [Date 2] or longer if the Connecticut Banking Commissioner approves a later date. Once submitted, orders are irrevocable unless the offering is terminated or is extended beyond [Date 2], or the number of shares of common stock to be sold is increased to more than 17,192,500 shares or decreased to less than 11,050,000 shares, in which event we will resolicit subscribers, and you will have the opportunity to confirm, change or cancel your order. If you do not provide us with a written indication of your intent, your funds will be returned to you, with interest. Funds received prior to the completion of the offering will be held in a segregated account at Farmington Bank. All subscriptions received will bear interest at Farmington Bank’s passbook savings rate, which is currently 0.2% per annum.

Community Offering

To the extent that shares of common stock remain available for purchase after satisfaction of all subscriptions of eligible deposit account holders, our tax-qualified employee stock benefit plans and supplemental eligible deposit account holders, we may offer shares pursuant to the plan of conversion to members of the general public in a community offering, with preferences given to the following classes of persons:

(i)	Natural persons residing in Hartford County, Connecticut; and

(ii)	Natural persons residing elsewhere in Connecticut.

In the community offering, no individual may purchase more than 30,000 shares, and no individual, together with one or more associates or group of persons acting in concert, may purchase more than 60,000 shares in the offering. See “Limitations on Common Stock Purchases”. If there are not sufficient shares available to satisfy all subscriptions, shares shall be allocated on an equal number of shares basis per order until all orders have been satisfied. If we do not have sufficient shares of common stock available to fill the orders of natural persons residing in Hartford County, Connecticut, we will allocate the available shares among those persons in a manner that permits each of them, to the extent possible, to purchase the lesser of 100 shares or the number of shares subscribed for by such person. The allocation procedures described above will also apply in the case of an oversubscription by other subscribers in the community offering.

The minimum purchase is 25 shares. The opportunity to purchase shares of common stock in the community offering category is subject to our right, in our sole discretion, to accept or reject any such orders in whole or in part either at the time of receipt of an order or as soon as practicable following the expiration date of the offering.

The term “residing” or “resident” as used in this prospectus means any person who occupies a dwelling within the county of Hartford, Connecticut, has a present intent to remain within this community for a period of time, and manifests the genuineness of that intent by establishing an ongoing physical presence within the community, together with an indication that this presence within the community is something other than merely transitory in nature. We may utilize deposit or loan records or other evidence provided to us to decide whether a person is a resident. In all cases, however, the determination shall be in our sole discretion.

Expiration Date: The community offering, if any, may begin concurrently with, during or after the subscription offering, and is currently expected to terminate at the same time as the subscription offering, and must terminate no more than 45 days following the subscription offering. FCB may decide to extend the community offering for any reason and is not required to give purchasers notice of any such extension unless such period extends beyond [Date 2]. In the event the offering is terminated or is extended beyond [Date 2], or the number of shares of common stock to be sold is increased to more than 17,192,500 shares or decreased to less than 11,050,000 shares, in which event we will resolicit subscribers, and you will have the opportunity to confirm, change or cancel your order. If you do not provide us with a written indication of your intent, your funds will be returned to you, with interest. Funds received prior to the completion of the offering will be held in a segregated account at Farmington Bank. All subscriptions received will bear interest at Farmington Bank’s passbook savings rate, which is currently 0.2% per annum.

Syndicated Community Offering

As a final step in the offering, the plan of conversion provides that, if feasible, all shares of common stock not purchased in the subscription offering and community offering, if any, may be offered for sale to selected members of the general public in a syndicated community offering through a syndicate of registered broker-dealers managed by Keefe, Bruyette & Woods, Inc. as agent of FCB. We refer to this as the syndicated community offering. We expect that the syndicated community offering will begin as soon as practicable after termination of the subscription offering and the community offering, if any. We, in our sole discretion, have the right to reject orders in whole or in part received in the syndicated community offering. Neither Keefe, Bruyette & Woods, Inc. nor any registered broker-dealer shall have any obligation to take or purchase any shares of common stock in the syndicated community offering; however, Keefe, Bruyette & Woods, Inc. has agreed to use its best efforts in the sale of shares in any syndicated community offering. The syndicated community offering would terminate no later than [Date 2] unless extended by us, with approval of the Connecticut Banking Commissioner.

The price at which common stock is sold in the syndicated community offering will be the same price at which shares are offered and sold in the subscription offering and community offering. In the syndicated offering, no individual may purchase more than 30,000 shares, and no individual, together with one or more associates or group of persons acting in concert, may purchase more than 60,000 shares of common stock sold in the offering. See “Limitations on Common Stock Purchases”.

If a syndicated community offering is held, Keefe, Bruyette & Woods, Inc. will serve as sole book running manager. In such capacity, Keefe, Bruyette & Woods, Inc. may form a syndicate of other broker-dealers who are Financial Industry Regulatory Authority member firms. Neither Keefe, Bruyette & Woods, Inc. nor any registered broker-dealer will have any obligation to take or purchase any shares of the common stock in the syndicated community offering. The syndicated community offering will be conducted in accordance with certain Securities and Exchange Commission rules applicable to best efforts offerings. Under these rules, Keefe Bruyette and Woods, Inc. or the other broker-dealers participating in the syndicated community offering generally will accept payment for shares of common stock to be purchased in the syndicated community offering through a “sweep” arrangement under which a customer’s brokerage account at the applicable participating broker-dealer will be debited in the amount of the purchase price for the shares of common stock that such customer wishes to purchase in the syndicated community offering on the settlement date. Customers who authorize participating broker-dealers to debit their brokerage accounts are required to have the funds for the payment in their accounts on, but not before, the settlement date, which will only occur if the minimum of the offering range is met. Customers who do not wish to authorize participating broker-dealers to debit their brokerage accounts will not be permitted to purchase shares of common stock in the syndicated community offering.

The closing of the syndicated community offering is subject to conditions set forth in an agency agreement among FCB on one hand and Keefe, Bruyette & Woods, Inc. on the other hand. If and when all the conditions for the closing are met, funds for common stock sold in the syndicated community offering, less fees and commissions payable by us, will be delivered promptly to us. If the offering is consummated, but some or all of an interested investor’s funds are not accepted by us, those funds will be returned to the interested investor promptly after closing, without interest. If the offering is not consummated, funds in the account will be returned promptly, without interest, to the potential investor. Normal customer ticketing will be used for order placement. In the syndicated community offering, order forms will not be used.

The syndicated community offering will be completed within 45 days after the termination of the subscription offering, unless extended by FCB with the approval of the Connecticut Banking Commissioner.

If for any reason we cannot effect a syndicated community offering, or in the event that there is an insignificant number of shares remaining unsold after the subscription, community and any syndicated community offerings, we will try to make other arrangements for the sale of unsubscribed shares, if possible. The Connecticut Banking Commissioner must approve any such arrangements.

Limitations on Common Stock Purchases

The plan of conversion includes the following limitations on the number of shares of common stock that may be purchased in the offering:

●	The minimum number of shares of common stock that may be purchased is 25.

●
In the subscription offering, no individual may purchase through a single deposit account more than more than 30,000 shares, and no individual, together with one or more associates or group of persons acting in concert, may purchase more than 60,000 shares of common stock sold in the offering.

●
No individual may purchase more than 30,000 shares, and no individual, together with one or more associates or group of persons acting in concert, may purchase more than 60,000 shares of common stock sold in the offering.

Subject to receipt of the Connecticut Banking Commissioner’s approval, we may increase or decrease the purchase and ownership limitations at any time. We may increase the purchase limitation up to 10.0% of the shares sold in the offering, provided that orders for common stock may not exceed in the aggregate 10.0% of the total shares of common stock sold in the offering. Our tax-qualified employee stock benefit plans, including our stock ownership plan, are authorized to purchase up to 10.0% of the shares sold in the offering, without regard to these purchase limitations.

Depending upon the demand for our shares and changes in market or financial conditions, our board of directors, with the approval of the Connecticut Banking Commissioner, may decrease or increase the purchase and ownership limitations. If a purchase limitation is increased, subscribers in the subscription offering who ordered the maximum amount will be given, and, in our sole discretion, some other large subscribers who through their subscriptions evidence a desire to purchase the maximum allowable number of shares, may be given the opportunity to increase their subscriptions up to the then applicable limit. The effect of this type of resolicitation will be an increase in the number of shares of common stock owned by subscribers who choose to increase their subscriptions.

In the event of an increase in the offering range of up to 17,192,500 shares of common stock, shares will be allocated in the following order of priority in accordance with the plan of conversion:

(i)
to fill the subscriptions of our tax-qualified employee stock benefit plans, including the employee stock ownership plan, for up to 10.0% of the total number of shares of common stock issued in the offering;

(ii)
in the event that there is an oversubscription at the eligible deposit account holder or supplemental deposit account holder levels, to fill unfilled subscriptions of these subscribers according to their respective priorities; and

(iii)
to fill unfilled subscriptions in the community offering, with preference given first to natural persons residing in the county of Hartford, Connecticut, then to natural persons residing in Connecticut.

The term “associate” of a person means:

(i)
any corporation or organization (other than the MHC, FCB Farmington Bank or a majority-owned subsidiary of the MHC, FCB or Farmington Bank) of which the person is an officer, partner or 10.0% beneficial stockholder;

(ii)
any trust or other estate in which the person has a substantial beneficial interest or serves as a trustee or in a similar fiduciary capacity; provided, however, it does not include any employee stock benefit plan in which the person has a substantial beneficial interest or serves as trustee or in a similar fiduciary capacity; and

(iii)	any blood or marriage relative of the person, who either lives in the same home as the person or who is a director or officer of the MHC, FCB or Farmington Bank or any of their subsidiaries.

The term “acting in concert” means:

(i)	knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not pursuant to an express agreement; or

(ii)
a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise.

A person or company that acts in concert with another person or company (“other party”) will also be deemed to be acting in concert with any person or company who is also acting in concert with that other party, except that any tax-qualified employee stock benefit plan will not be deemed to be acting in concert with its trustee or a person who serves in a similar capacity solely for the purpose of determining whether common stock held by the trustee and common stock held by the employee stock benefit plan will be aggregated.

We have the sole discretion to determine whether prospective purchasers are “associates” or “acting in concert”. Persons having the same address and persons exercising subscription rights through qualifying deposits registered at the same address will be deemed to be acting in concert unless we determine otherwise.

Our directors are not treated as associates of each other solely because of their membership on the board of directors. Common stock purchased in the offering will be freely transferable except for shares purchased by officers and directors of FCB or Farmington Bank and except as described below. Any purchases made by any associate of FCB or Farmington Bank for the explicit purpose of meeting the minimum number of shares of common stock required to be sold in order to complete the offering shall be made for investment purposes only and not with a view toward redistribution. In addition, under Financial Industry Regulatory Authority guidelines, members of the Financial Industry Regulatory Authority and their associates are subject to certain restrictions on transfer of securities purchased in accordance with subscription rights and to certain reporting requirements upon purchase of these securities. For a further discussion of limitations on purchases of our shares of common stock in the offering and thereafter, see “Certain Restrictions on Purchase or Transfer of Our Shares after Offering” and “Restrictions on Acquisition of FCB”.

Plan of Distribution; Selling Agent Compensation

Offering materials have been initially distributed to certain persons by mail, with additional copies made available through our Stock Information Center.

We have engaged Keefe, Bruyette & Woods, Inc., a broker-dealer registered with the Financial Industry Regulatory Authority, as a selling agent in connection with the offering of our common stock. In its role as selling agent, Keefe, Bruyette & Woods, Inc., will:

●	provide advice on the financial and securities market implications of the plan of conversion and any related corporate documents, including our business plan;

●	assist in structuring our stock offering, including developing and assisting in implementing a marketing strategy for the offering;

●
review all offering documents, including this prospectus, stock order forms, letters, brochures and other related offering materials (we are responsible for the preparation and filing of such documents);

●	assist us in preparing for and scheduling meetings with potential investors and broker-dealers, as necessary;

●	assist us in analyzing proposals from outside vendors retained in connection with the offering, including printers, transfer agents and appraisal firms;

●	assist us in the drafting and distribution of press releases as required or appropriate in connection with the offering;

●	meet with the board of directors and management to discuss any of these services; and

●	provide such other financial advisory and investment banking services in connection with the offering as may be agreed upon by Keefe, Bruyette & Woods, Inc. and us.

For these services, Keefe, Bruyette & Woods, Inc. will receive a management fee of $50,000 payable in four consecutive monthly installments commencing in January, 2011, which will be credited against the success fees in the subscription and community offerings or the fee payable to Keefe, Bruyette & Woods, Inc. due on the syndicated community offering. A success fee of 1.0% of the aggregate dollar amount of the common stock sold in the subscription offering and the community offering will be paid to Keefe, Bruyette & Woods, Inc., if the offering is consummated, excluding shares purchased by our directors, officers and employees and members of their immediate families, our employee stock ownership plan and our tax-qualified or stock-based compensation or similar plans (except individual retirement accounts), or any charitable foundation established by us (or shares contributed to the charitable foundation).

The plan of conversion provides that, if necessary, all shares of common stock not purchased in the subscription offering and community offering may be offered for sale to the general public in a syndicated community offering to be managed by Keefe, Bruyette & Woods, Inc. In such capacity, Keefe, Bruyette & Woods, Inc. may form a syndicate of other broker-dealers. Neither Keefe, Bruyette & Woods, Inc. nor any registered broker-dealer will have any obligation to take or purchase any shares of common stock in the syndicated community offering; however, Keefe, Bruyette & Woods, Inc. has agreed to use its best efforts in the sale of shares in any syndicated community offering. If there is a syndicated community offering, Keefe, Bruyette & Woods, Inc. will receive a management fee not to exceed 5.5% of the aggregate dollar amount of the common stock sold in the syndicated community offering. Of this amount, Keefe, Bruyette & Woods, Inc. will pass on to selected broker-dealers, who assist in the syndicated community offering, an amount competitive with gross underwriting discounts charged at such time for comparable amounts of stock sold at a comparable price per share in a similar market environment.

We also will reimburse Keefe, Bruyette & Woods, Inc. for its reasonable out-of-pocket expenses associated with its marketing effort up to a maximum of $50,000. In addition, we will reimburse Keefe, Bruyette & Woods, Inc. for fees and expenses of its counsel not to exceed $100,000. These limitations assume no unusual circumstances or delays, or a resolicitation in connection with the offering, and may be increased in amounts not to exceed $25,000 for additional out-of-pocket expenses and $50,000 for additional counsel fees and expenses with the mutual consent of Keefe, Bruyette & Woods, Inc. and us, including in the event of a material delay in the offering that requires an update of financial information in this prospectus. If the plan of conversion is terminated or if Keefe, Bruyette & Woods, Inc.’s engagement is terminated in accordance with the provisions of the agreement, Keefe, Bruyette & Woods, Inc. will only receive reimbursement of its actual reasonable out-of-pocket expenses and the portion of the management fee payable and will return any amounts paid or advanced by us in excess of these amounts. We will indemnify Keefe, Bruyette & Woods, Inc. against liabilities and expenses (including legal fees) related to or arising out of Keefe, Bruyette & Woods, Inc.’s engagement as our selling agent and performance of services as our selling agent.

We have also engaged Keefe, Bruyette & Woods, Inc. to act as our conversion agent in connection with the stock offering. In its role as conversion agent, Keefe, Bruyette & Woods, Inc. will, among other things:

●	consolidate accounts and develop a central file;

●	assist us in establishing and managing the Stock Information Center;

●	assist our financial printer with labeling of stock offering materials;

●	process stock order forms and certification forms and produce daily reports and analysis;

●	assist our transfer agent with the generation and mailing of stock certificates;

●	advise us on interest and refund calculations; and

●	create tax forms for interest reporting.

For these services, Keefe, Bruyette & Woods, Inc. will receive a fee of $100,000, and we have made an advance payment of $25,000 to Keefe, Bruyette & Woods, Inc. with respect to this fee. We also will reimburse Keefe, Bruyette & Woods, Inc. for its reasonable out-of-pocket expenses associated with its acting as conversion agent not to exceed $10,000. If the plan of conversion is terminated or if Keefe, Bruyette & Woods, Inc.’s engagement is terminated in accordance with the provisions of the agreement, Keefe, Bruyette & Woods, Inc. will be entitled to the advance payment and also receive reimbursement of its actual reasonable out-of-pocket expenses. We will indemnify Keefe, Bruyette & Woods, Inc. against liabilities and expenses (including legal fees) related to or arising out of Keefe, Bruyette & Woods, Inc.’s engagement as our conversion agent and performance of services as our conversion agent.

Some of our directors and executive officers may participate in the solicitation of offers to purchase common stock. These persons will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with the solicitation. Other regular employees of Farmington Bank may assist in the offering, but only in ministerial capacities, and may provide clerical work in effecting a sales transaction. No offers or sales may be made by tellers or at the teller counters. Investment-related questions of prospective purchasers will be directed to executive officers or registered representatives of Keefe, Bruyette & Woods, Inc. Our other employees have been instructed not to solicit offers to purchase shares of common stock or provide advice regarding the purchase of common stock. We will rely on Rule 3a4-1 under the Securities Exchange Act of 1934, as amended, and sales of common stock will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of common stock. None of our officers, directors or employees will be compensated in connection with their participation in the offering.

Prospectus Delivery

To ensure that each purchaser receives a prospectus at least 48 hours before the expiration date of the offering in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, we may not mail a prospectus any later than five days prior to the expiration date or hand deliver any later than two days prior to the expiration date. Execution of an order form will confirm receipt of delivery in accordance with Rule 15c2-8. Order forms will only be distributed with or preceded by a prospectus.

In the syndicated community offering, a prospectus in electronic format may be made available on the Internet sites or through other online services maintained by Keefe, Bruyette & Woods, Inc. or one or more other members of the syndicate, or by their respective affiliates. In those cases, prospective investors may view offering terms online and, depending upon the syndicate member, prospective investors may be allowed to place orders online. The members of the syndicate may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made on the same basis as other allocations.

Other than the prospectus in electronic format, the information on the Internet sites referenced in the preceding paragraph and any information contained in any other Internet site maintained by any member of the syndicate is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or by Keefe, Bruyette & Woods, Inc. or any other member of the syndicate in its capacity as selling agent or syndicate member and should not be relied upon by investors.

Deadline for Orders of Common Stock

If you wish to purchase shares of common stock, we must receive (not postmarked) a properly completed and signed original stock order form, together with full payment for the shares of common stock, no later than 12:00 noon, Eastern Time, on [Date 1], unless we extend this deadline. We expect that the community offering, if held, will terminate at the same time, although it may continue until [Date 2] or longer if the Connecticut Banking Commissioner approves a later date. Once submitted, your order is irrevocable unless the offering is terminated or extended beyond [Date 2] or the number of shares of common stock to be sold is increased to more than 17,192,500 shares or decreased to fewer than 11,050,000 shares. In either of these cases, you will have the opportunity to confirm, change or cancel your order. If we do not receive a written response from you regarding any resolicitation, we will cancel your order, promptly return to you all funds received by us with interest at the Farmington Bank’s passbook savings rate, and cancel any deposit account withdrawal authorizations. No single extension may last longer than 90 days. All extensions, in the aggregate, may not last beyond [Date 3].

Procedure for Purchasing Shares

To purchase shares you must deliver a properly completed and signed original stock order form, accompanied by payment or Farmington Bank deposit account withdrawal authorization, as described below. We are not required to accept order forms that are not received by that time, are not signed or are otherwise executed defectively or are received without full payment or without appropriate withdrawal instructions. We are not required to notify subscribers of incomplete or improperly executed order forms, and we have the right to waive or permit the correction of incomplete or improperly executed order forms. We do not represent, however, that we will do so and we have no affirmative duty to notify any prospective subscriber of any such defects.

You may submit your order form in one of the following ways: by mail, using the stock order reply envelope provided, by overnight delivery to  our order processing center  at the address indicated on the stock order form or by hand-delivery to any of the bank’s full service banking locations . We are not required to accept copies or facsimiles of order forms.

We reserve the right to waive, or permit the correction of, incomplete or improperly executed stock order forms on a case by case basis, but do not represent that we will do so. Once received by us, you may not change, modify or cancel your order. Our employees and Stock Information Center staff are not responsible for correcting or completing the information provided on the stock order forms we receive, including the account information requested for the purpose of verifying subscription rights. We reserve the right, in our sole discretion, to reject orders received in the community offering, in whole or in part, at the time of receipt or at any time prior to completion of the offering.

You are prohibited by law from transferring your subscription rights. If you order stock in the subscription offering, you will be required to state that you are purchasing the stock for yourself and that you have no agreement or understanding to sell or transfer your subscription rights. We intend to take legal action, including reporting persons to federal or state regulatory agencies, against anyone who we believe sells or gives away their subscription rights. Civil suits and criminal prosecutions have been brought against individuals transferring or participating in the transfer of subscription rights in connection with other offerings. We will not accept your order if we have reason to believe that you sold or transferred your subscription rights. In addition, on the order form, you may not add the name of others for joint stock registration who do not have subscription rights or who qualify only in a lower subscription offering priority than you do. You may add only those persons who were eligible to purchase shares of common stock in the subscription date on your eligibility date. The stock order form requires that you list all deposit accounts, giving all names on each account and the account number at the applicable eligibility date. Failure to provide this information, or providing incomplete or incorrect information, may result in a loss of part or all of your share allocation, if there is an oversubscription.

By signing the stock order form, you are acknowledging both receipt of this prospectus and that the shares of common stock are not deposits or savings accounts that are federally insured or otherwise guaranteed by Farmington Bank, FCB, the MHC or the federal government. However, signing the order form will not result in you waiving your rights under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Payment for Shares

Payment for all shares of common stock will be required to accompany all completed order forms for the purchase to be valid. In the subscription offering and community offering, you may pay for your shares only by:

1.
Personal Check, bank check or money order. Personal checks, bank checks and money orders, payable to First Connecticut Bancorp, Inc., will be immediately cashed and will be deposited in a separate account with Farmington Bank. Third party and Farmington Bank line of credit checks may not be remitted as payment for your order. We will pay interest in these funds at our passbook savings rate from the date payment is received until completion or termination of the offering. Wire transfers as payment for shares of common stock ordered will not be permitted or accepted as proper payment. You should not mail cash.

2.
Authorized account withdrawal. The stock order form outlines the types of Farmington Bank deposit accounts that you may authorize for direct withdrawal. You may not request a direct withdrawal from any checking account. The funds you authorize must be in your account at the time your stock order form is received. A hold will be placed on these funds when you stock order form is received, making the funds unavailable to you, provided, however, these funds will not be withdrawn from your accounts until the completion or termination of the offering and will earn interest at the applicable deposit account rate until then. You may authorize funds from your certificate of deposit accounts without incurring an early withdrawal penalty, with the agreement that the withdrawal is being made for the purchase of shares in the offering. If a withdrawal results in a certificate account with a balance less than the applicable minimum balance requirement, the certificate will be canceled at the time of withdrawal without penalty and the remaining balance will earn interest at the current passbook rate subsequent to the withdrawal. You may not authorize direct withdrawals from retirement accounts held by Farmington Bank. Funds withdrawn from deposit accounts at Farmington Bank may reduce or eliminate a depositor’s liquidation rights. Please see the section of this prospectus entitled “THE CONVERSION AND OFFERING - Liquidation Rights” for further information.

We may not lend funds or extend a line of credit (including line of credit or overdraft checking) to anyone for the purpose of purchasing shares in the offering.

We shall have the right, in our sole discretion, to permit institutional investors to submit irrevocable orders together with the legally binding commitment for payment and to thereafter pay for the shares of common stock for which they subscribe in the community offering at any time prior to 48 hours before the completion of the offering. This payment may be made by wire transfer.

If our employee stock ownership plan purchases shares in the offering, it will not be required to pay for such shares until consummation of the offering, provided that there is a loan commitment from an unrelated financial institution or FCB to lend to the employee stock ownership plan the necessary amount to fund the purchase.

Using IRA Funds to Purchase Shares of Common Stock

You may be able to subscribe for shares of common stock using funds in your individual retirement account(s), or IRA. However, shares of common stock must be held in a self-directed retirement account maintained by an unaffiliated institutional trustee or custodian, such as a brokerage firm. Farmington Bank’s individual retirement accounts are not self-directed, so funds in such accounts cannot be invested in our common stock. You may transfer some or all of the funds in your Farmington Bank individual retirement account to a self-directed account maintained by an unaffiliated institutional trustee or custodian. If you do not have such an account, you will need to establish one and transfer your funds before placing your stock order. Because individual circumstances differ and processing of retirement account transactions takes additional time, we recommend that you promptly contact (preferably at least two weeks before the [Date 1] offering deadline) our Stock Information Center for assistance with purchases using your individual retirement account or other retirement account that you may have at Farmington Bank or elsewhere. Whether you may use such funds for the purchase of shares in the stock offering may depend on timing constraints and, possibly, limitations imposed by the institution where the funds are held.

Delivery of Stock Certificates

Certificates representing shares of common stock sold in the offering will be mailed to the persons entitled thereto at the certificate registration address noted by them on their order form, as soon as practicable following consummation of the offering and receipt of all necessary regulatory approvals. It is possible that until certificates for the common stock are delivered to purchasers, purchasers might not be able to sell the shares of common stock that they ordered, even though the common stock will have begun trading.

Other Restrictions

Notwithstanding any other provision of the plan of conversion, no person is entitled to purchase any shares of common stock to the extent the purchase would be illegal under any federal or state law or regulation, including state “blue sky” regulations, or would violate regulations or policies of the Financial Industry Regulatory Authority, particularly those regarding free riding and withholding. We may ask for an acceptable legal opinion from any purchaser as to the legality of his or her purchase and we may refuse to honor any purchase order if an opinion is not timely furnished. In addition, we are not required to offer shares of common stock to any person who resides in a foreign country, or in a jurisdiction of the United States with respect to which any of the following apply: (i) a small number of persons otherwise eligible to subscribe for shares under the plan of conversion reside in such jurisdiction; (ii) the granting of subscription rights or the offer or sale of shares of common stock to such persons would require us, under the securities laws of such state, to register as a broker, dealer, salesman or agent or to register or otherwise qualify our securities for sale in such state; or (iii) such registration or qualification would be impracticable or unduly burdensome for reasons of cost or otherwise.

Restrictions on Selling or Transferring of Subscription Rights and Shares

You are prohibited by law from transferring your subscription rights. If you order stock in the subscription offering, you will be required to state that you are purchasing the stock for yourself and that you have no agreement or understanding to sell or transfer your subscription rights. We intend to take legal action, including reporting persons to federal or state regulatory agencies, against anyone who we believe sells or gives away their subscription rights. Civil suits and criminal prosecutions have been brought against individuals transferring or participating in the transfer of subscription rights in connection with other offerings. We will not accept your order if we have reason to believe that you sold or transferred your subscription rights. In addition, on the order form, you may not add the name of others for joint stock registration who do not have subscription rights or who qualify only in a lower subscription offering priority than you do. You may add only those persons who were eligible to purchase shares of common stock in the subscription date on your eligibility date. The stock order form requires that you list all deposit accounts, giving all names on each account and the account number at the applicable eligibility date. Failure to provide this information, or providing incomplete or incorrect information, may result in a loss of part or all of your share allocation, if there is an oversubscription.

Stock Information Center

Our banking personnel may not, by law, assist with investment-related questions about the offering. If you have any questions regarding the offering, please call our Stock Information Center, Monday through Friday between 10 :00 a.m. and 5:00 p.m., Eastern Time. The Stock Information Center will be closed on weekends and bank holidays. The toll-free phone number is (877) 860-2086. In addition, a representative of Keefe, Bruyette and Woods, Inc. will be available to meet with you in person on Monday between 12:00 p.m. and 5:00 p.m., Tuesday through Thursday between 9:00 a.m. and 5:00 p.m., and Friday between 9:00 a.m. and 12 :00 p.m.

Material Income Tax Consequences

Completion of the conversion is subject to the prior receipt of an opinion of counsel or tax advisor with respect to federal income tax consequences of the conversion to the MHC, FCB, Farmington Bank, eligible deposit account holders and supplemental eligible deposit account holders. Unlike private letter rulings, opinions of counsel or tax advisors are not binding on the Internal Revenue Service or any state taxing authority, and such authorities may disagree with such opinions. In the event of such disagreement, there can be no assurance that FCB or Farmington Bank would prevail in a judicial proceeding.

The MHC, FCB and Farmington Bank have received an opinion of counsel, Hinckley, Allen & Snyder LLP, regarding all of the material federal income tax consequences of the conversion, which includes the following:

1. None of the MHC, FCB, eligible deposit account holders nor supplemental eligible deposit account holders, will recognize any gain or loss on the transfer of the assets of the MHC to the Mid-Tier in constructive exchange for a liquidation interest established in the Mid-Tier for the benefit of such persons who remain depositors of Farmington Bank.

2. The merger of the MHC with an into the Mid -Tier and the merger of the  Mid-Tier with and into FCB will together  constitute a mere change in identity, form or place of organization within the meaning of Section 368(a)(1)(F) of the Code and therefore will qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code. Neither the MHC,  Mid-Tier nor FCB will recognize gain or loss as a result of such mergers . (Sections 361(a) and 1032(a) of the Internal Revenue Code).

3. Eligible deposit account holders and supplemental eligible deposit account holders will not recognize any gain or loss upon their constructive exchange of their liquidation interests in the Mid-Tier for the liquidation accounts in FCB and Farmington Bank.

4. No gain or loss will be recognized by eligible deposit account holders or supplemental eligible deposit account holders upon distribution to them of nontransferable subscription rights to purchase shares of FCB common stock. Eligible deposit account holders and supplemental eligible deposit account holders will not realize any taxable income as the result of the exercise by them of the nontransferable subscriptions rights.

5. It is more likely than not that no gain or loss will be recognized by eligible deposit account holders and supplemental eligible deposit account holders upon the constructive distribution to them of such rights in the liquidation accounts as of the effective date of the merger of the Mid-Tier with and into FCB. (Section 356(a) of the Code).

6. It is more likely than not that the basis of the shares of FCB common stock purchased in the offering by the exercise of nontransferable subscription rights will be the purchase price. The holding period of FCB common stock purchased pursuant to the exercise of nontransferable subscription rights will commence on the date on which the right to acquire such stock was exercised.

7. No gain or loss will be recognized by FCB on the receipt of money in exchange for FCB common stock sold in the offering.

We believe that the tax opinions summarized above address all material federal income tax consequences that are generally applicable to the MHC, FCB, Farmington Bank, the Mid-Tier and persons receiving subscription rights. With respect to items  4 and  6 above, Hinckley, Allen & Snyder LLP relied on your representation  assumed that the subscription rights have no value, which you have based on the fact that they  will be granted at no cost to the recipients, are legally non-transferable and of short duration, and will provide the recipient with the right only to purchase shares of common stock at the same price to be paid by members of the general public in any community offering. The firm further noted that RP Financial has issued a letter that the subscription rights have no ascertainable fair market value. The firm also noted that the Internal Revenue Service has not in the past concluded that subscription rights have value. If the subscription rights granted to eligible deposit account holders and supplemental eligible deposit account holders are deemed to have an economic value, receipt of these rights could result in taxable gain to those eligible deposit account holders and supplemental eligible deposit account holders who exercise the subscription rights. Eligible deposit account holders and supplemental eligible deposit account holders are encouraged to consult with their own tax advisors as to the tax consequences in the event that subscription rights are deemed to have an ascertainable value.

The opinion as to item  5 above is based on your representation that the liquidation accounts have no value and is consistent with  the position that: (i) there is no history of any holder of an interest in a liquidation account receiving a payment attributable to a liquidation account; (ii) the interests in the liquidation accounts are not transferable; (iii) the amounts due under the liquidation account with respect to each eligible deposit account holder and supplemental eligible deposit account holder will be reduced as their deposits in Farmington Bank are reduced; and (iv) the liquidation account payment obligation arises only if FCB lacks sufficient net assets to fund the liquidation account. We also note that the U.S. Supreme Court in Paulsen v. Commissioner, 469 U.S. 131 (1985) stated the following:

“The right to participate in the net proceeds of a solvent liquidation is also not a significant part of the value of the shares. Referring to the possibility of a solvent liquidation of a mutual savings association, this Court observed: “It stretches the imagination very far to attribute any real value to such a remote contingency, and when coupled with the fact that it represents nothing which the depositor can readily transfer, any theoretical value reduces almost to the vanishing point.” Society for the Savings v. Bowers, 349 U.S. 143, 150 (1955).”

In addition, the firm received a letter from RP Financial stating its belief that the benefit provided by the Farmington Bank liquidation account supporting the payment of the liquidation account in the event FCB lacks sufficient net assets does not have any economic value at the time of the conversion. If such rights are subsequently found to have an economic value, income may be recognized by each eligible deposit account holder or supplemental eligible deposit account holder in the amount of such fair market value as of the date of the conversion.

The opinion of Hinckley, Allen & Snyder LLP, unlike a letter ruling issued by the Internal Revenue Service, is not binding on the Internal Revenue Service and the conclusions expressed therein may be challenged at a future date. We do not plan to apply for a letter ruling concerning the transactions described herein.

The federal and state tax opinions will be filed with the Securities and Exchange Commission as an exhibit to FCB’s registration statement. Advice regarding the state income tax consequences consistent with the federal tax opinion has also been issued by  Hinckley, Allen & Snyder LLP , tax advisors to the MHC, FCB and Farmington Bank.

Certain Restrictions on Purchase or Transfer of Our Shares after the Offering

Unless otherwise approved by the Connecticut Banking Commissioner, shares of common stock purchased in the offering by our directors and officers generally may not be sold for a period of one year following the closing of the offering, except in the event of the death of such director or officer. Each certificate for such restricted shares will bear a legend giving notice of this restriction on transfer, and instructions will be issued to the effect that any transfer within this time period of any certificate or record ownership of the shares other than as provided above is a violation of the restriction. Any shares of common stock issued at a later date as a stock dividend, stock split, or otherwise, with respect to the restricted stock will be similarly restricted. The directors and certain officers of FCB also will be restricted by the insider trading rules under the Securities Exchange Act of 1934.

Purchases of shares of our common stock by any of our directors, officers and their associates, during the three-year period following the closing of the stock offering may be made only through a broker or dealer registered with the Securities and Exchange Commission, except with the prior written approval of the Connecticut Banking Commissioner. This restriction does not apply, however, to negotiated transactions involving more than 1.0% of our outstanding common stock or to purchases of our common stock by any of stock benefit plans.

Connecticut regulations prohibit FCB from repurchasing its shares of common stock during the first year following the offering, except we may seek approval from the Connecticut Banking Commissioner to make repurchases in the following circumstances: (i) repurchases in the open market of up to 5.0% of our outstanding stock in extraordinary circumstances; (ii) repurchases of qualifying shares of a director or pursuant to an offer made to all stockholders, (iii) repurchases to fund management recognition plans that have been ratified by our stockholders, and (iv) repurchases to fund our tax-qualified employee stock benefit plans. Any request for approval must provide the purpose of the repurchases, an explanation of any extraordinary circumstances necessitating the repurchases and any additional information required by the Connecticut Banking Commissioner.

FARMINGTON BANK COMMUNITY FOUNDATION, INC.

General

In furtherance of our commitment to our local community, the plan of conversion provides that we will establish Farmington Bank Community Foundation, Inc., as a non-stock, nonprofit Connecticut corporation in connection with the offering. The charitable foundation will be funded with shares of FCB common stock, as further described below. By further enhancing our visibility and reputation in our local community, we believe that the charitable foundation will enhance the long-term value of Farmington Bank’s community banking franchise. The stock offering presents us with a unique opportunity to provide a substantial and continuing benefit to our community and to receive the associated tax benefits.

Purpose of the Charitable Foundation

The purpose of the charitable foundation is to enhance the relationship between Farmington Bank and the communities in which we operate and to enable our communities to share in our longer-term growth. Farmington Bank Community Foundation, Inc. will be dedicated completely to community activities and the promotion of charitable causes, and may be able to support such activities in manners that are not presently available to us. We believe that Farmington Bank Community Foundation, Inc. will enable us to assist the communities within our market area in areas beyond community development and lending, and will enhance our current activities under the Community Reinvestment Act.

We further believe that funding Farmington Bank Community Foundation, Inc. with shares of FCB common stock will allow our community to share in the potential growth and success of Farmington Bank long after the stock offering is completed. Farmington Bank Community Foundation, Inc. will accomplish this goal by establishing continued ties between the charitable foundation and Farmington Bank, thereby forming a partnership within the communities in which Farmington Bank operates.

We do not expect the contribution to Farmington Bank Community Foundation, Inc. to take the place of our traditional community lending and charitable activities. After the stock offering, we expect to continue making charitable contributions within our community.

Structure of the Charitable Foundation

Farmington Bank Community Foundation, Inc. will be incorporated under Connecticut law as a non-stock, nonprofit corporation. The certificate of incorporation of Farmington Bank Community Foundation, Inc. will provide that the corporation is organized exclusively for charitable purposes as set forth in Section 501(c)(3) of the Internal Revenue Code. Farmington Bank Community Foundation, Inc.’s certificate of incorporation will further provide that no part of the net earnings of the charitable foundation will inure to the benefit of, or be distributable to, its directors, officers or members.

It is expected that certain of our current directors and officers plus one or more local community members will serve on the initial board of directors of the charitable foundation. While there are no plans to change the size of the initial board of directors during the year following the completion of the stock offering, following the first anniversary of the stock offering, the charitable foundation may alter the size and composition of its board of directors. Please see the section of this prospectus entitled “MANAGEMENT – Our Directors” for biographical information for our directors.

The board of directors of Farmington Bank Community Foundation, Inc. will be responsible for establishing its grant and donation policies, consistent with the purposes for which it was established. As directors of a nonprofit corporation, directors of Farmington Bank Community Foundation, Inc. will at all times be bound by their fiduciary duty to advance the charitable foundation’s charitable goals, to protect its assets and to act in a manner consistent with the charitable purposes for which the charitable foundation is established. The directors of Farmington Bank Community Foundation, Inc. also will be responsible for directing the activities of the charitable foundation, including the management and voting of the shares of common stock of FCB held by the charitable foundation. However, all shares of common stock held by Farmington Bank Community Foundation, Inc. will be voted in the same ratio as all other shares of the common stock on all proposals considered by stockholders of FCB.

Farmington Bank Community Foundation, Inc.’s place of business will be located at our administrative offices. The board of directors of Farmington Bank Community Foundation, Inc. will appoint such officers and employees as may be necessary to manage its operations. To the extent applicable, we will comply with the affiliates restrictions set forth in Sections 23A and 23B of the Federal Reserve Act governing transactions between Farmington Bank and the foundation.

Farmington Bank Community Foundation, Inc. will receive working capital from:

(1)	any dividends that may be paid on FCB’s shares of common stock in the future;

(2)	within the limits of applicable federal and state laws, loans collateralized by the shares of common stock; or

(3)	the proceeds of the sale of any of the shares of common stock in the open market from time to time.

As a private foundation under Section 501(c)(3) of the Internal Revenue Code, Farmington Bank Community Foundation, Inc. will be required to distribute annually in grants or donations a minimum of 5% of the average fair market value of its net investment assets. One of the conditions imposed on the gift of common stock is that the amount of common stock that may be sold by Farmington Bank Community Foundation, Inc. in any one year shall not exceed 5.0% of the average market value of the assets held by Farmington Bank Community Foundation, Inc., except where the board of directors of the charitable foundation determines that the failure to sell an amount of common stock greater than such amount would result in a longer-term reduction of the value of its assets and/or would otherwise jeopardize its capacity to carry out its charitable purposes.

Tax Considerations

Our independent tax advisor, Hinckley, Allen & Snyder, LLP, has advised us that an organization created for the above purposes should qualify as a Section 501(c)(3) exempt organization under the Internal Revenue Code and should be classified as a private foundation. Farmington Bank Community Foundation, Inc. will submit a timely request to the Internal Revenue Service to be recognized as an exempt organization. As long as Farmington Bank Community Foundation, Inc. files its application for tax-exempt status within 27 months from the date of its organization, and provided the Internal Revenue Service approves the application, its effective date as a Section 501(c)(3) organization will be the date of its organization. Our independent tax advisor, however, has not rendered any advice on whether Farmington Bank Community Foundation, Inc.’s tax exempt status will be affected by the regulatory requirement that all shares of common stock of FCB held by Farmington Bank Community Foundation, Inc. must be voted in the same ratio as all other outstanding shares of common stock of FCB on all proposals considered by stockholders of FCB.

Farmington Bank may continue to make charitable contributions. We believe that the stock offering presents a unique opportunity to establish and fund a charitable foundation given the substantial amount of additional capital being raised. In making such a determination, we considered the dilutive impact to our stockholders of the contribution of shares of common stock to Farmington Bank Community Foundation, Inc. We believe that the contribution to Farmington Bank Community Foundation, Inc. in excess of the 10% annual limitation on charitable deductions described below is justified given Farmington Bank’s capital position and its earnings, the substantial additional capital being raised in the stock offering and the potential benefits of Farmington Bank Community Foundation, Inc. to our community. See “CAPITALIZATION” on page [___], “UNAUDITED PRO FORMA DATA” on page [___], and “COMPARISON OF VALUATION AND UNAUDITED PRO FORMA INFORMATION WITH AND WITHOUT THE FOUNDATION” on page [___]. The amount of the contribution will not adversely affect our financial condition. We therefore believe that the amount of the charitable contribution is reasonable given our pro forma capital position, and it does not raise safety and soundness concerns.

We have received an opinion from our independent tax advisor that FCB’s contribution of its shares of stock to Farmington Bank Community Foundation, Inc. should not constitute an act of self-dealing and that we should be entitled to a deduction in the amount of the fair market value of the stock at the time of the contribution less the nominal amount that Farmington Bank Community Foundation, Inc. is required to pay FCB for such stock. We are permitted to deduct only an amount equal to 10% of our annual taxable income in any one year. We are permitted under the Internal Revenue Code to carry the excess contribution over the five-year period following the contribution to Farmington Bank Community Foundation, Inc. We expect that all of the contribution should be deductible over the six-year period. However, we do not have any assurance that the Internal Revenue Service will grant tax-exempt status to the charitable foundation. Furthermore, even if the contribution is deductible, we may not have sufficient earnings to be able to use the deduction in full. We do not expect to make any further contributions to Farmington Bank Community Foundation, Inc. within the first five years following the initial contribution, unless such contributions would be deductible under the Internal Revenue Code. Any such decisions would be based on an assessment of, among other factors, our financial condition at that time, the interests of our stockholders and depositors, and the financial condition and operations of the foundation.

Although we have received an opinion from our independent tax advisor that we should be entitled to a deduction for the charitable contribution, there can be no assurances that the Internal Revenue Service will recognize Farmington Bank Community Foundation, Inc. as a Section 501(c)(3) exempt organization or that the deduction will be permitted. In such event, our contribution to Farmington Bank Community Foundation, Inc. would be expensed without tax benefit, resulting in a reduction in earnings in the year in which the Internal Revenue Service makes such a determination.

As a private foundation, earnings and gains, if any, from the sale of common stock or other assets are exempt from federal and state income taxation. However, investment income, such as interest, dividends and capital gains, is generally taxed at a rate of 2.0%. Farmington Bank Community Foundation, Inc. will be required to file an annual return with the Internal Revenue Service within four and one-half months after the close of its fiscal year. Farmington Bank Community Foundation, Inc. will be required to make its annual return available for public inspection. The annual return for a private foundation includes, among other things, an itemized list of all grants made or approved, showing the amount of each grant, the recipient, any relationship between a grant recipient and the foundation’s managers and a concise statement of the purpose of each grant.

Regulatory Requirements Imposed on the Charitable Foundation

Our regulatory approvals impose the following requirements on the establishment of the charitable foundation:

●	our banking regulators may examine the charitable foundation at the foundation’s expense;

●	the charitable foundation must operate according to written policies adopted by its board of directors, including a conflict of interest policy;

●	the charitable foundation may not engage in self-dealing and must comply with all laws necessary to maintain its tax-exempt status under the Internal Revenue Code;

●	the charitable foundation must vote its shares in the same ratio as all of the other shares voted on each proposal considered by the stockholders of FCB;

●	the charitable foundation may not acquire additional shares of FCB common stock without notifying the Federal Reserve Board;

●	the charitable foundation will be treated as an affiliate for purposes of Section 23A and 23B of the Federal Reserve Act, which governs transactions between affiliates of financial institutions; and

●
FCB will notify the Federal Reserve Board if its direct or indirect ownership in a company, when aggregated with the ownership portion of the charitable foundation, exceeds 5.0% of the outstanding shares of any class of voting securities of such company.

DESCRIPTION OF CAPITAL STOCK AND STOCKHOLDERS’ RIGHTS OF FCB

General

FCB is authorized to issue 30,000,000 shares of common stock, no par value, and 2,000,000 shares of preferred stock, no par value. FCB currently expects to issue in the offering up to 14,950,000 shares of common stock, subject to adjustment up to 17,192,500 shares. FCB will not issue shares of preferred stock in the offering. Each share of FCB common stock will have the same relative rights as, and will be identical in all respects to, each other share of common stock. Upon payment of the subscription price for the common stock, in accordance with the plan of conversion, all of the shares of common stock will be duly authorized, fully paid and nonassessable.

The shares of common stock of FCB will represent nonwithdrawable capital, will not be an account of an insurable type, and will not be insured by the FDIC or any other government agency.

Common Stock

Dividends: The payment of dividends by FCB is subject to limitations that are imposed by law and applicable regulation. The holders of common stock of FCB will be entitled to receive and share equally in dividends as may be declared by FCB’s board of directors out of funds legally available therefor. If FCB issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights: Upon consummation of the offering, the holders of common stock of FCB will have exclusive voting rights in FCB. They will elect FCB’s board of directors and act on other matters as are required to be presented to them under Maryland law or as are otherwise presented to them by the board of directors. Generally, each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. FCB’s articles of incorporation and bylaws provide that there will be no cumulative voting for the election of directors. For additional information regarding voting rights, see “RESTRICTIONS ON ACQUISITION OF FCB - Limitations on Voting Rights” below.

Rights to Buy Additional Shares. Holders of the common stock of FCB will not be entitled to preemptive rights with respect to any shares which may be issued. Preemptive rights are the priority right to buy additional shares if FCB issues more shares in the future. The common stock is not subject to redemption.

Preferred Stock

None of the shares of FCB’s authorized preferred stock will be issued as part of the offering. Preferred stock may be issued with preferences and designations as FCB’s board of directors may from time to time determine. Our board of directors may, without stockholder approval, authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of a proposed merger, tender offer or other attempt to gain control of FCB that the board of directors does not approve. An effect of the possible issuance of preferred stock, therefore, may be to deter a future attempt to gain control of FCB.

RESTRICTIONS ON ACQUISITION OF FCB

Although FCB’s board of directors is not aware of any effort that might be made to obtain control of FCB after the reorganization and offering, the board of directors believes that it is appropriate to include certain provisions as part of FCB’s articles of incorporation and bylaws to protect the interests of FCB and its stockholders from takeovers which FCB’s board of directors might conclude are not in the best interests of Farmington Bank, FCB, our stockholders, our employees, customers, creditors and suppliers and the local community in which we operate. The following discussion is a summary of all the material provisions of FCB’s articles of incorporation and bylaws, Farmington Bank’s articles of incorporation and certain other regulatory provisions that may be deemed to have an “anti-takeover” effect. FCB’s articles of incorporation and bylaws are included as part of our application for approval of the plan of conversion filed with the Connecticut Banking Commissioner and FCB’s registration statement filed with the Securities and Exchange Commission. See “WHERE YOU CAN FIND ADDITIONAL INFORMATION”.

Articles of Incorporation and Bylaws of FCB

FCB’s articles of incorporation and bylaws contain a number of provisions relating to corporate governance and rights of stockholders that may have the effect of delaying or preventing a change of control of FCB. In addition, these provisions will also render the removal of FCB’s board of directors or management of FCB more difficult. The summaries below are qualified in their entirety by reference to FCB’s articles of incorporation and bylaws, Maryland law and any other documents referenced in such summary description and from which summary descriptions are derived.

Limitation of Voting Rights: FCB’s articles of incorporation provide that no beneficial owner, directly or indirectly, of more than 10.0% of the outstanding shares of common stock will be permitted to vote any shares in excess of such 10% limit. This provision has been included in the articles of incorporation in reliance on Section 2-507(a) of the Maryland General Corporation Law, which entitles stockholders to one vote for each share of stock unless the articles of incorporation provide for a greater or lesser number of votes per share or limit or deny voting rights. In addition, FCB’s articles of incorporation provides that for a period of seven years after the completion of the offering, any person who acquires beneficial ownership of more than 10.0% of any class of FCB’s capital stock without the prior approval of the Connecticut Banking Commissioner will not be entitled or permitted to vote any of the shares of common stock held in excess of the 10.0% limit. Any such excess shares are not counted as outstanding for purposes of determining the affirmative vote necessary to approve any matter submitted to FCB’s stockholders for a vote.

Directors: Our board of directors is divided into three classes. The members of each class generally are elected for a term of three years and only one class of directors is elected annually. Thus, it could take at least two annual elections to replace a majority of FCB’s board of directors. Further, FCB’s bylaws impose notice and information requirements in connection with the proposal by stockholders of business to be acted upon at a meeting of stockholders. Our articles of incorporation provides that directors may only be removed for cause, and only by the affirmative vote of at least the holders of at least two-thirds of the voting power of all of issued and outstanding shares of stock entitled to vote for the election of directors. Our bylaws permit vacancies on FCB’s board to be filled by the affirmative vote of a majority of the remaining directors although less than a quorum of the board of directors. Persons elected by the board of directors of FCB to fill vacancies may only serve until the next annual meeting of stockholders. Under FCB’s bylaws, any vacancy occurring on the board of directors, including any vacancy created by reason of an increase in the number of directors, may be filled only by a majority of the remaining directors, and any director so chosen shall hold office for the remainder of the term to which the director has been elected and until his or her successor is elected and qualified.

Prohibition on Cumulative Voting: Our bylaws prohibit cumulative voting for the election of directors.

Restrictions on Call of Special Meetings: Our bylaws provide that subject to the rights of the holders of any class or series of preferred stock, special meetings of stockholders may be called only by the Chairman, the President, a majority of the members of the board of directors or upon the written request of stockholders entitled to cast at least a majority of all votes entitled to vote at the meeting.

Stockholder Nominations and Proposals. FCB’s bylaws generally provide that any stockholder desiring to make a nomination for the election of directors or a proposal for new business at a meeting of stockholders must submit written notice to FCB at least 90 days prior and not earlier than 120 days prior to such meeting. However, if less than 90 days’ notice or prior public disclosure of the date of the meeting is given to stockholders, the written notice must be submitted by a stockholder not later than the tenth day following the earlier of the day on which notice of the meeting was mailed to stockholders or such public disclosure was made.

Authorized but Unissued Shares of Preferred Stock: In the event of a proposed merger, tender offer or other attempt to gain control of FCB that the board of directors does not approve, the board of directors could authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction. An effect of the possible issuance of preferred stock, therefore, may be to deter a future attempt to gain control of FCB.

Mergers, Consolidations and Sales of Assets. FCB’s articles of incorporation require the approval of the board of directors and the affirmative vote of two-thirds of the votes entitled to be cast by all stockholders entitled to vote thereon. However, Maryland law provides that:

●
a merger of a 90% or more owned subsidiary with and into its parent may be approved without stockholder approval; provided, however that: (1) the charter of the successor is not amended in the merger other than to change its name, the name or other designation or the par value of any class or series of its stock or the aggregate par value of its stock; and (2) the contractual rights of any stock of the successor issued in the merger in exchange for stock of the other corporation participating in the merger are identical to the contract rights of the stock for which the stock of the successor was exchanged;

●	a share exchange need not be approved by the stockholders of the successor;

●	a transfer of assets need not be approved by the stockholders of the transferee; and

●
a merger need not be approved by the stockholders of a Maryland successor corporation provided that the merger does not reclassify or change the terms of any class or series of its stock that is outstanding immediately before the merger becomes effective or otherwise amend its charter, and the number of shares of stock of such class or series outstanding immediately after the effective time of the merger does not increase by more than 20% of the number of shares of the class or series of stock that is outstanding immediately before the merger becomes effective.

Business Combinations with Interested Stockholders. The articles of incorporation of FCB require the approval of the holders of at least 80.0% of FCB’s outstanding shares of voting stock entitled to vote to approve certain business combinations with an interested stockholder. This supermajority voting requirement will not apply in cases where the proposed transaction has been approved by a majority of disinterested directors or where various fair price and procedural conditions have been met.

Under FCB’s articles of incorporation, the term interested stockholder means any person who or which is:

●	the beneficial owner, directly or indirectly, of more than 10% of the voting power of the then outstanding voting stock of FCB;

●
an affiliate of FCB who or which at any time in the two-year period before the date in question was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of FCB; or

●
an assignee of or an entity that has otherwise succeeded to any shares of voting stock that were at any time within the two-year period immediately before the date in question beneficially owned by any interested stockholder, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933, as amended.

A business combination includes, but is not limited to:

●
any merger or consolidation of FCB or any of its subsidiaries with: (1) any interested stockholder; or (2) any other corporation, which is, or after such merger or consolidation would be, an affiliate of an interested stockholder;

●
any sale, lease, exchange or other disposition to or with any interested stockholder, or any affiliate of any interested stockholder, of any assets of FCB or any of its subsidiaries having an aggregate fair market value equaling or exceeding 25% or more of the combined assets of FCB and its subsidiaries;

●
the issuance or transfer by FCB or any of its subsidiaries of any securities of FCB or any of its subsidiaries to any interested stockholder or any affiliate of any interested stockholder in exchange for cash, securities or other property having an aggregate fair market value equaling or exceeding 25% of the combined fair market value of the outstanding common stock of FCB, except for any issuance or transfer pursuant to an employee benefit plan of FCB or any of its subsidiaries;

●	the adoption of any plan for the liquidation or dissolution of FCB proposed by or on behalf of any interested stockholder or any affiliate or associate of such interested stockholder; or

●
any reclassification of securities, or recapitalization of FCB or any merger or consolidation of FCB with any of its subsidiaries or any other transaction (whether or not with or into or otherwise involving an interested stockholder) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of FCB or any of its subsidiaries, which is directly or indirectly owned by any interested stockholder or any affiliate of any interested stockholder.

Evaluation of Offers. The articles of incorporation of FCB provide that its board of directors, when evaluating a transaction that would or may involve a change in control of FCB (whether by purchases of its securities, merger, consolidation, share exchange, dissolution, liquidation, sale of all or substantially all of its assets, proxy solicitation or otherwise), may, in connection with the exercise of its business judgment in determining what is in the best interests of FCB and its stockholders and in making any recommendation to the stockholders, give due consideration to all relevant factors, including, but not limited to:

●	the economic effect, both immediate and long-term, FCB’s stockholders, including stockholders, if any, who do not participate in the transaction;

●
the social and economic effect on the present and future employees, creditors and customers of, and others dealing with, FCB and its subsidiaries and on the communities in which FCB and its subsidiaries operate or are located;

●	whether the proposal is acceptable based on the historical, current or projected future operating results or financial condition of FCB;

●	whether a more favorable price could be obtained for FCB’s stock or other securities in the future;

●	the reputation and business practices of the other entity to be involved in the transaction and its management and affiliates as they would affect the employees of FCB and its subsidiaries;

●	the future value of the stock or any other securities of FCB or the other entity to be involved in the proposed transaction;

●	any antitrust or other legal and regulatory issues that are raised by the proposal;

●
the business and historical, current or expected future financial condition or operating results of the other entity to be involved in the transaction, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the proposed transaction, and other likely financial obligations of the other entity to be involved in the proposed transaction; and

●
the ability of FCB to fulfill its objectives as a financial institution holding company and on the ability of its subsidiary financial institution(s) to fulfill the objectives of a federally insured financial institution under applicable statutes and regulations.

If the board of directors determines that any proposed transaction should be rejected, it may take any lawful action to defeat such transaction.

Amendments to Articles of Incorporation and Bylaws. FCB’s articles of incorporation may be amended, upon the submission of an amendment by the Board of Directors to a vote of the stockholders, by the affirmative vote of at least a majority of the outstanding shares of common stock, provided, however, that approval by at least 80.0% of the outstanding voting stock is generally required to amend the following provisions:

(i)	The limitation on voting rights of persons who directly or indirectly beneficially own more than 10.0% of the outstanding shares of common stock;

(ii)	The division of the Board of Directors into three staggered classes;

(iii)	The ability of the Board of Directors to fill vacancies on the board;

(iv)	The requirement that at least a majority of the votes eligible to be cast by stockholders must vote to remove directors, and can only remove directors for cause;

(v)	The ability of the Board of Directors and stockholders to amend and repeal the bylaws;

(vi)	The authority of the Board of Directors to provide for the issuance of preferred stock;

(vii)	The validity and effectiveness of any action lawfully authorized by the affirmative vote of the holders of a majority of the total number of outstanding shares of common stock;

(viii)	The number of stockholders constituting a quorum or required for stockholder consent;

(ix)	The indemnification of current and former directors and officers, as well as employees and other agents, by FCB;

(x)	The limitation of liability of officers and directors to FCB for money damages;

(xi)	The inability of stockholders to cumulate their votes in the election of directors;

(xii)	The advance notice requirements for stockholder proposals and nominations; and

(xiii)
The provision of the articles of incorporation requiring approval of at least 80.0% of the outstanding voting stock to amend the provisions of the articles of incorporation provided in (i) through (xiii) of this list.

The articles of incorporation also provide that the bylaws may be amended by the affirmative vote of a majority of FCB’s directors or by the stockholders by the affirmative vote of at least 80.0% of the total votes eligible to be voted at a duly constituted meeting of stockholders. Any amendment of this super-majority requirement for amendment of the bylaws would also require the approval of 80.0% of the outstanding voting stock.

The provisions requiring the affirmative vote of 80% of outstanding shares for certain stockholder actions have been included in the articles of incorporation of FCB in reliance on Section 2-104(b)(4) of the Maryland General Corporation Law. Section 2-104(b)(4) permits the articles of incorporation to require a greater proportion of votes than the proportion that would otherwise be required for stockholder action under the Maryland General Corporation Law.

Restrictive Regulations

Connecticut regulations prohibit any person from (i) transferring or entering into any agreement or understanding to transfer the legal or beneficial ownership of subscription rights or shares of FCB common stock, (ii) announcing an intent to make an offer to purchase shares of FCB common stock from another person prior to completion of the offering or (iii) knowingly acquire more than the maximum purchase allowable under the plan of conversion. Connecticut regulations also provides that for three years after the offering or such longer period as provided in a corporation’s articles of incorporation (we have elected a seven year period) , no person may, directly or indirectly, acquire or offer to acquire the beneficial ownership of more than 10.0% of any class of FCB’s capital stock without the Connecticut Banking Commissioner’s prior written approval. If a person violates this prohibition, FCB shall not permit the person to vote shares in excess of 10.0% and shall not count the shares in excess of 10.0% in any stockholder vote. Our articles of incorporation provide that these restrictions shall be in force for a period of seven years after the offering.

Under the Connecticut Bank Holding Company and Bank Acquisition Act, the Connecticut Banking Commissioner must be given prior notice and not disapprove of an acquisition, tender offer or request or invitation made to securities holders regarding a tender offer or acquisition of any voting securities that would result in a person, directly or indirectly, being the beneficial owner of (i) more than 10.0% of any class of voting securities of such bank or holding company or (ii) more than 25.0% of any class of voting securities of such bank or holding company.

Under the Change in Bank Control Act, no person may acquire control, directly or indirectly, of a bank or bank holding company unless the Federal Reserve Board has been given 60 days prior written notice and has not issued a notice disapproving the proposed acquisition. A “person” may include an individual, a group of individuals acting in concert or certain entities (e.g., corporations, partnerships, trusts) that own shares of banking organizations but that do not qualify as bank holding company. A person acquires “control” of a banking organization whenever the person acquires ownership, control, or the power to vote 25.0% or more of any class of voting securities institution. Control is also presumed to exist, although rebuttable, if a person or company acquires 10.0% or more, but less than 25.0%, of any class of voting securities and either: (i) the bank holding company has registered securities under Section 12 of the Securities Exchange Act of 1934; or (ii) no other person owns a greater percentage of that class of voting securities than the acquirer immediately after the transaction. A procedure is provided in the regulations for challenging the rebuttable presumption of control.

TRANSFER AGENT

The transfer agent and registrar for FCB common stock is Registrar and Transfer Company.

EXPERTS

The consolidated financial statements as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given the authority of said firm as experts in accounting and auditing.

RP Financial has consented to the publication herein of the summary of its report to FCB setting forth its opinion as to the estimated pro forma market value of the shares of common stock upon completion of the offering and its letter with respect to subscription rights.

LEGAL MATTERS

Hinckley, Allen & Snyder LLP of Hartford, Connecticut, counsel to FCB, the MHC and Farmington Bank, will issue to FCB its opinion regarding the legality of the common stock, the federal and state income tax consequences of the offering and the establishment of the charitable foundation. Certain legal matters regarding the offering will be passed upon for Keefe, Bruyette & Woods, Inc. by Luse Gorman Pomerenk & Schick, P.C.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, that registers the common stock offered in the offering. This prospectus forms a part of the registration statement. The registration statement, including the exhibits, contains additional relevant information about us and our common stock. The rules and regulations of the Securities and Exchange Commission allow us to omit certain information included in the registration statement from this prospectus. You may read and copy the registration statement at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Securities and Exchange Commission’s public reference rooms. The registration statement also is available to the public from commercial document retrieval services and at website maintained by the Securities and Exchange Commission at “http://www.sec.gov.” FCB has filed an application for approval of the plan of conversion with the Connecticut Department of Banking. This prospectus omits certain information contained in the application. The application may be inspected, without charge, at the offices of the Connecticut Department of Banking, 260 Constitution Plaza, Hartford, Connecticut 06103.

A copy of the plan of conversion is available without charge from FCB by contacting the Stock Information Center.

The appraisal report of RP Financial LC. has been filed as an exhibit to our registration statement and to our application to the Connecticut Department of Banking. Portions of the appraisal report were filed electronically with the Securities and Exchange Commission and are available on its website as described above. The entire appraisal report is available at the public reference room of the Securities and Exchange Commission and the offices of the Connecticut Department of Banking as described above.

In connection with the offering, FCB will register its common stock under Section 12(b) of the Securities Exchange Act of 1934 and, upon such registration, FCB and the holders of its common stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on common stock purchases and sales by directors, officers and greater than 10.0% stockholders, the annual and periodic reporting and certain other requirements of the Securities Exchange Act of 1934. Under the plan of conversion, FCB has undertaken that it will not terminate such registration for a period of at least three years following the offering.

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
First Connecticut Bancorp, Inc.

In our opinion, the accompanying consolidated statements of condition and the related consolidated statements of income, changes in capital accounts, and cash flows present fairly, in all material respects, the financial position of First Connecticut Bancorp, Inc. and its subsidiaries at December 31, 2010 and 2009 , and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/ Pricewaterhouse Coopers LLP

Hartford, Connecticut
March 24, 2011

PricewaterhouseCoopers LLP, 185 Asylum Street, Suite 2400, Hartford, CT 06103
T: (860) 241 7000, F: (860) 241 7458, www.pwc.com/us

First Connecticut Bancorp, Inc.
Consolidated Statements of Condition

	December 31,
	2010	2009
(Dollars in thousands)
Assets
Cash and due from banks	$18,608	$23,299
Federal funds sold	-	5,000
Cash and cash equivalents	18,608	28,299
Securities held-to-maturity, at amortized cost	3,672	3,010
Securities available-for-sale, at fair value	163,008	121,350
Loans held for sale	862	-
Loans, net	1,157,917	1,039,995
Premises and equipment, net	21,907	20,272
Federal Home Loan Bank of Boston stock, at cost	7,449	7,449
Accrued income receivable	4,227	4,223
Bank-owned life insurance	19,657	13,983
Deferred income taxes	11,408	8,373
Prepaid expenses and other assets	7,915	8,232
Total assets	$1,416,630	$1,255,186

Liabilities and Capital Accounts
Deposits
Interest-bearing	$958,319	$865,002
Noninterest-bearing	150,186	128,884
	1,108,505	993,886
FHLB advances	71,000	62,000
Repurchase agreement borrowings	21,000	21,000
Mortgagors’ escrow accounts	9,717	8,894
Repurchase liabilities	84,029	50,086
Accrued expenses and other liabilities	27,386	25,647
Total liabilities	1,321,637	1,161,513

Commitments and contingencies (Note 13)	-	-
Capital accounts
Undivided profits	97,513	92,644
Accumulated other comprehensive (loss) income	(2,520)	1,029
Total capital accounts	94,993	93,673
Total liabilities and capital accounts	$1,416,630	$1,255,186

The accompanying notes are an integral part of these consolidated financial statements.

First Connecticut Bancorp, Inc.
Consolidated Statements of Income

	For the Year Ended December 31,
	2010	2009	2008
(Dollars in thousands)
Interest income
Interest and fees on loans
Mortgage	$42,404	$39,337	$34,894
Other	13,727	11,143	10,649
Interest and dividends on investments
United States Government and agency obligations	4,013	6,497	8,292
Other bonds	229	305	379
Corporate stocks	195	100	147
Other interest income	495	593	1,357
Total interest income	61,063	57,975	55,718

Interest expense
Deposits	8,329	13,526	19,577
Interest on borrowed funds	2,149	2,738	1,747
Interest on repo borrowings	719	719	577
Interest on repurchase liabilities	416	425	704
Total interest expense	11,613	17,408	22,605
Net interest income	49,450	40,567	33,113
Provision for allowance for loan losses	6,694	7,896	2,117
Net interest income after provision for loan losses	42,756	32,671	30,996

Noninterest income (loss)
Total other-than-temporary impairment losses on securities	-	(160)	(5,176)
Portion of losses recognized in other comprehensive income	-	-	-
Net impairment losses recognized in earnings	-	(160)	(5,176)
Fees for customer services	3,061	2,776	2,594
Net gain (loss) on sales of investments	1,686	-	(30)
Gain on real estate investment	-	-	701
Net gain on loans sold	822	86	123
Brokerage and insurance fee income	377	394	408
Bank owned life insurance income	667	490	520
Other	276	49	300
Total noninterest income (loss)	6,889	3,635	(560)

Noninterest expense
Salaries and employee benefits	23,221	18,413	14,681
Occupancy expense	4,142	2,993	2,951
Furniture and equipment expense	4,022	3,055	2,658
FDIC assessment	1,760	2,172	292
Marketing	2,583	1,588	1,224
Other operating expenses	6,946	7,021	6,071
Total noninterest expense	42,674	35,242	27,877
Income before income taxes	6,971	1,064	2,559
Provision for income taxes	2,102	175	613

Net income	$4,869	$889	$1,946

The accompanying notes are an integral part of these consolidated financial statements.

First Connecticut Bancorp, Inc.
Consolidated Statements of Changes in Capital Accounts

		Accumulated Other Comprehensive (Loss) Income
	Undivided Profits	Unrealized Gain on Securities Available- for-Sale	Related to Employee Benefits Plans, Net of Tax Effect	Total
(Dollars in thousands)
Balance at December 31, 2007	$89,863	$(689)	$142	$89,316
Net income	1,946	-	-	1,946
Change in accumulated other comprehensive loss related to employee benefit plans, net of tax effects	-	-	(1,647)	(1,647)
Increase in unrealized gain on available-for-sale securities, net of tax effects	-	1,102	-	1,102
Total comprehensive income				1,401
Effect of change in measurement date - FAS 158	(54)	-	-	(54)
Balance at December 31, 2008	91,755	413	(1,505)	90,663
Net income	889	-	-	889
Change in accumulated other comprehensive loss related to employee benefit plans, net of tax effects	-	-	(167)	(167)
Increase in unrealized gain on available-for-sale securities, net of tax effects	-	2,288	-	2,288
Total comprehensive income				3,010
Balance at December 31, 2009	92,644	2,701	(1,672)	93,673
Net income	4,869	-	-	4,869
Change in accumulated other comprehensive loss related to employee benefit plans, net of tax effects	-	-	(1,959)	(1,959)
Decrease in unrealized gain on available-for-sale securities, net of tax effects	-	(1,590)	-	(1,590)
Total comprehensive income				1,320
Balance at December 31, 2010	$97,513	$1,111	$(3,631)	$94,993

The accompanying notes are an integral part of these consolidated financial statements.

First Connecticut Bancorp, Inc.
Consolidated Statements of Cash Flows

	For the Year Ended
	December 31,
	2010	2009	2008
(Dollars in thousands)
Cash flows from operating activities
Net income	$4,869	$889	$1,946
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Provision for allowance for loan losses	6,694	7,896	2,117
Provision for (reduction in) off-balance sheet commitments	(16)	74	(69)
Provision for depreciation and amortization	3,014	2,029	1,834
(Gain) loss on sale of investments	(1,686)	-	30
Impairment losses on securities	-	160	5,176
Loans originated for sale	(36,719)	-	-
Proceeds from the sale of loans held for sale	36,679	-	-
Net gain on loans sold	(822)	(86)	(123)
Loss on sale of foreclosed real estate	48	-	-
Accretion and amortization of investment security discounts and premiums, net	86	10	78
Amortization and accretion of loan fees and discounts, net	(312)	(64)	44
Gain on real estate investments	-	-	(701)
Provision for deferred income taxes	(1,207)	(908)	(2,197)
(Increase) decrease in accrued income receivable	(4)	270	(312)
Increase in cash surrender value of bank-owned life insurance	(667)	(498)	(520)
Decrease (increase) in prepaid expenses and other assets	133	(6,470)	3,672
(Decrease) increase in accrued expenses and other liabilities	(1,214)	5,653	2,415
Net cash provided by operating activities	8,876	8,955	13,390
Cash flow from investing activities
Sales and maturities of securities available for sale	279,259	65,120	83,325
Purchases of securities held-to-maturity	(662)	-	(2,938)
Purchases of securities available-for-sale	(321,725)	(5,070)	(94,063)
Purchase of Federal Home Loan Bank stock	-	(29)	(5,121)
Loan originations, net of principal repayments	(124,542)	(215,830)	(163,965)
Purchases of bank-owned life insurance	(5,007)	(6)	-
Proceeds from sale of foreclosed real estate	374	-	-
Purchases of premises and equipment	(4,649)	(8,410)	(919)
Net cash used in investing activities	(176,952)	(164,225)	(183,681)
Cash flows from financing activities
Net increase (decrease) in borrowings	9,000	(55,000)	138,000
Net increase in demand deposits, NOW accounts, savings accounts and money market accounts	107,647	192,525	12,346
Net increase (decrease) in certificates of deposit	6,972	(2,723)	(14,070)
Net increase (decrease) in repurchase liabilities	33,943	15,904	(2,202)
Change in mortgagors’ escrow accounts	823	1,131	1,989
Net cash provided by financing activities	158,385	151,837	136,063
Net decrease in cash and cash equivalents	(9,691)	(3,433)	(34,228)
Cash and cash equivalents at beginning of year	28,299	31,732	65,960
Cash and cash equivalents at end of year	$18,608	$28,299	$31,732
Supplemental disclosure of cash flow information
Cash paid for interest	$11,611	$17,889	$22,641
Cash paid for income taxes	3,382	1,225	2,934
Loans transferred to other real estate owned	238	1,387	-

The accompanying notes are an integral part of these consolidated financial statements.

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

1.	Summary of Significant Accounting Policies

Organization and Business
The consolidated financial statements include the accounts of First Connecticut Bancorp, Inc. and its wholly-owned subsidiary, Farmington Bank (formerly known as Farmington Savings Bank), (collectively, the “ Company ” ).  Significant inter-company accounts and transactions have been eliminated in consolidation.

First Connecticut Bancorp, Inc. ’ s only subsidiary is Farmington Bank.  Farmington Bank ’ s main office is located in Farmington, Connecticut.  Farmington Bank operates fifteen full service branch offices and four limited services offices in central Connecticut.  Farmington Bank ’ s primary source of income is interest received on loans to customers, which include small and middle market businesses and individuals residing within Farmington Bank ’ s service area.

Wholly-owned subsidiaries of Farmington Bank include Farmington Savings Loan Servicing, Inc., a passive investment company for Connecticut income tax purposes that was established to service and hold loans collateralized by real property; Village Investments, Inc. which holds the Company ’ s investment in Infinex Financial Services, a registered broker-dealer; the Village Corp., Limited, a subsidiary that holds certain real estate; 28 Main Street Corp., presently inactive; Village Management Corp., presently inactive and Village Square Holdings, Inc., a subsidiary that holds certain bank premises and other real estate.

On June 9, 2005 the Board of Directors of Farmington Bank adopted a Plan of Conversion (the “Plan”), pursuant to which Farmington Bank became a wholly-owned subsidiary of a newly formed mutual holding company called First Connecticut Bancorp, Inc., regulated by the Federal Reserve Bank.  All of the equity of Farmington Bank was transferred to First Connecticut Bancorp, Inc. which owns 100% of Farmington Bank.  The Plan received the necessary corporator and regulatory approvals and the transaction closed on April 28, 2006.

Basis of Financial Statement Presentation
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.  In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. All significant intercompany transactions and balances have been eliminated in consolidation.

In preparing the consolidated financial statements, management is required to make extensive use of estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of condition, and revenues and expenses for the year .   Actual results could differ significantly from those estimates.  Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, investment security other-than-temporary impairment judgments and investment security valuation.

Significant Group Concentrations of Credit Risk
Most of the Company’s lending activities are with customers located within the New England region of the country. Note 5 discusses the types of lending that the Company engages in. The Company does not have any significant concentrations to any one industry or customer.

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

Cash and Cash Equivalents
The Company defines cash and cash equivalents for consolidated cash flow purposes as cash due from banks, federal funds sold and money market funds. Cash flows from loans and deposits are reported net.  The balances of cash and due from banks, federal funds sold and money market funds, at times, may exceed federally insured limits.  The Company has not experienced any losses from such concentrations.

Investment Securities
Marketable equity and debt securities are classified as either trading, available for sale, or held to maturity (applies only to debt securities).  Management determines the appropriate classifications of securities at the time of purchase.  At December 31, 2010 and 2009 , the Company had no debt or equity securities classified as trading.  Held to maturity securities are debt securities for which the Company has the ability and intent to hold until maturity.  All other securities not included in held to maturity are classified as available for sale.  Held to maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts.  Premiums and discounts on debt securities are amortized or accreted into interest income over the term of the securities using the level yield method.  Available for sale securities are recorded at fair value.  Unrealized gains and losses, net of the related tax effect, on available for sale securities are excluded from earnings and are reported in accumulated other comprehensive income, a separate component of equity, until realized.  Further information relating to the fair value of securities can be found within Note  4 of the Notes to Consolidated Financial Statements.

In accordance with Financial Accounting Standards Board ( “ FASB ” ) Accounting Standards Codification ( “ FASB ASC ” ) 320-Debt and Equity Securities, a decline in market value of a debt security below amortized cost that is deemed other-than-temporary is charged to earnings for the credit related other-than-temporary impairment ( “ OTTI ” ) resulting in the establishment of a new cost basis for the security, while the non-credit related OTTI is recognized in other comprehensive income if there is no intent or requirement to sell the security. The securities portfolio is reviewed on a quarterly basis for the presence of other-than-temporary impairment. Credit related OTTI for debt securities is recognized in earnings while non-credit related OTTI is recognized in other comprehensive income (“OCI”) if there is no intent to sell or will not be required to sell the security. If an equity security is deemed other-than-temporarily impaired, the full impairment is considered to be credit-related and a charge to earnings would be recorded. Gains and losses on sales of securities are recognized at the time of sale on a specific identification basis.

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

Federal Home Loan Bank of Boston Stock
The Company, which is a member of the Federal Home Loan Bank system, is required to maintain an investment in capital stock of the Federal Home Loan Bank of Boston (“FHLBB”). Based on redemption provisions of the FHLBB, the stock has no quoted market value and is carried at cost. At its discretion, the FHLBB may declare dividends on the stock.  On January 29, 2009, the FHLBB notified its members of its focus on preserving capital in response to the ongoing market volatility.  That letter outlined that actions taken by the FHLBB included an excess stock repurchase moratorium, and an increased retained earnings target, and suspension of its quarterly dividend payment. They have recently begun paying a modest dividend but there can be no guarantee of future dividends. The Bank reviews for impairment based on the ultimate recoverability of the cost basis in the FHLBB stock. As of December 31, 2010 and 2009 , no impairment has been recognized.

Loans Held for Sale
Loans originated and intended for sale in the secondary market are carried at the lower of amortized cost or fair value, as determined by aggregate outstanding commitments from investors or current investor yield requirements. Net unrealized losses, if any, are recognized through a valuation allowance by charges to noninterest income. Gains or losses on sales of mortgage loans are recognized based on the difference between the selling price and the carrying value of the related mortgage loans sold on the trade date.

Loans
The Company’s loan portfolio segments include residential real estate, commercial real estate, construction, installment, commercial, collateral, home equity line of credit, demand, revolving credit and resort. Construction includes classes for commercial and residential construction.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method. When loans are prepaid, sold or participated out, the unamortized portion is recognized as income or expense at that time.

Loan origination fees and direct loan origination costs (including loan commitment fees) are deferred, and the net amount is recognized as an adjustment of the related loan’s yield utilizing the interest method over the contractual life of the loan. When loans are prepaid, sold or participated out, the unamortized portion is recognized as income or expense at that time.

Interest on loans is accrued and recognized in interest income based on contractual rates applied to principal amounts outstanding. Accrual of interest is discontinued, and previously accrued income is reversed, when loan payments are 90 days or more past due or when, in the judgment of management, collectability of the loan or loan interest becomes uncertain. Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within a reasonable period and there is a sustained period of repayment performance (generally a minimum of six months) by the borrower, in accordance with contractual terms involving payment of cash or cash equivalents. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual status. If a residential real estate, commercial real estate, construction, installment, commercial, collateral, home equity line of credit, demand, revolving credit and resort loan is on non-accrual status or is considered to be impaired, cash payments are applied first to interest income and then as a reduction of principal as specified in the contractual agreement, unless the collection of the remaining principal amount due is considered doubtful.

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

The policy for determining past due or delinquency status for all loan portfolio segments is based on the number of days past due or the contractual terms of the loan. A loan is considered delinquent when the customer does not make their payments due according to their contractual terms. A loan can be demanded at any time if the loan is delinquent or if the borrower fails to meet any other agreed upon terms and conditions.

On a quarterly basis, our loan policy requires that we evaluate for impairment all commercial real estate, construction, commercial and resort loan segments that are classified as non-accrual, loans secured by real property in foreclosure or are otherwise likely to be impaired, non-accruing residential and installment loan segments greater than $500,000 and all troubled debt restructurings.

Nonperforming loans consist of non-accruing loans and loans past due more than 90 days and still accruing interest.

Allowance for Loan Losses
The allowance for loan losses is maintained at a level believed adequate by management to absorb potential losses inherent in the loan portfolio as of the statement of condition date. The allowance for loan losses consists of a formula allowance following FASB ASC 450 – Contingencies and FASB ASC 310 - Receivables, The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. The allowance consists of general, allocated and unallocated components, as further described below.

General component:
The general component of the allowance for loan losses is based on historical loss experience adjusted for qualitative factors stratified by the following loan segments: residential real estate, commercial real estate, construction, installment, commercial, collateral, home equity line of credit, demand, revolving credit and resort. Commercial construction includes classes for commercial real estate construction and residential development, commercial real estate, construction, commercial and consumer. Management uses a rolling average of historical losses based on a time frame appropriate to capture relevant loss data for each loan segment. This historical loss factor is adjusted for the following qualitative factors: levels/trends in delinquencies; trends in volume and terms of loans; effects of changes in risk selection and underwriting standards and other changes in lending policies, procedures and practices; experience/ability/depth of lending management and staff; and national and local economic trends and conditions. There were no material changes in the Company’s policies or methodology pertaining to the general component of the allowance for loan losses during 2010.

The qualitative factors are determined based on the various risk characteristics of each loan segment. Risk characteristics relevant to each portfolio segment are as follows:

Residential real estate –residential real estate loans are generally originated in amounts up to 95.0% of the lesser of the appraised value or purchase price of the property, with private mortgage insurance required on loans with a loan-to-value ratio in excess of 80.0%. The Company generally does not grant subprime loans. All loans in this segment are collateralized by owner-occupied residential real estate and repayment is dependent on the credit quality of the individual borrower. Typically, all fixed-rate residential mortgage loans are underwritten pursuant to secondary market underwriting guidelines which include minimum FICO standards. The overall health of the economy, including unemployment rates and housing prices, will have an effect on the credit quality in this segment.

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

Commercial real estate – Loans in this segment are primarily income-producing properties throughout New England. The underlying cash flows generated by the properties are adversely impacted by a downturn in the economy as evidenced by increased vacancy rates, which in turn, will have an effect on the credit quality in this segment. Management obtains rent rolls annually and continually monitors the cash flows of these loans.

Construction loans – Loans in this segment include commercial construction loans, real estate subdivision development loans, to developers, licensed contractors and builders for the construction and development of commercial real estate projects and residential properties. Construction lending contains a unique risk characteristic as loans are originated under market and economic conditions that may change between the time of origination and the completion and subsequent purchaser financing of the property. In addition, construction subdivision loans and commercial and residential construction loans to contractors and developers entail additional risks as compared to single-family residential mortgage lending to owner-occupants. These loans typically involve large loan balances concentrated in single borrowers or groups of related borrowers. Real estate subdivision development loans to developers, licensed contractors and builders for the construction are generally speculative real estate development loans for which payment is derived from sale of the property. Credit risk is affected by cost overruns, time to sell at an adequate price, and market conditions. Construction financing is generally considered to involve a higher degree of credit risk than longer-term financing on improved, owner-occupied real estate. Residential construction credit quality is impacted by the overall health of the economy, including unemployment rates and housing prices.

Installment, Collateral, Demand and Revolving Credit– Loans in these segments include installment, demand, revolving credit and collateral loans, principally to customers residing in our primary market area with acceptable credit ratings. Our installment and collateral consumer loans generally consist of loans on new and used automobiles, loans collateralized by deposit accounts and unsecured personal loans. The overall health of the economy, including unemployment rates and housing prices, will have an effect on the credit quality in this segment. Excluding collateral loans which are fully collateralized by a deposit account, repayment for loans in these segments are dependent on the credit quality of the individual borrower.

Commercial– Loans in this segment are made to businesses and are generally secured by assets of the business. Repayment is expected from the cash flows of the business. A weakened economy, and resultant decreased consumer spending, will have an effect on the credit quality in this segment.

Home equity line of credit–Loans in this segment include home equity loans and lines of credit generally underwritten with a loan-to-value ratio generally limited to no more than 90%, including any first mortgage. Our home equity lines of credit have ten-year terms and adjustable rates of interest which are indexed to the prime rate. The overall health of the economy, including unemployment rates and housing prices, will have an effect on the credit quality in this segment.

Resort– Loans in this segment include direct receivable, inventory, pre-sale, homeowner association and acquisition & development loans to timeshare developer / operators and participations in timeshare loans originated by experienced timeshare lending institutions, and originates and sells timeshare participations to other lending institutions. Lending to this industry is generally done on a nationwide basis, as the majority of timeshare operators are located outside of the Northeast. The Company currently owns no acquisition & development loans, and a limited amount of inventory loans, homeowner association loans, and pre-sale loans. Receivable loans are typically underwritten utilizing a lending formula in which loan advances are based on a percentage of eligible consumer notes. In addition, these loans generally contain provisions for recourse to the developer, the obligation of the developer to replace defaulted notes, and parameters with respect to minimum FICO scores or average weighted FICO scores of the portfolio of pledged notes. The overall health of the economy, including unemployment rates and housing prices, will have an effect on the credit quality in this segment.

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

Allocated component:
The allocated component relates to loans that are classified as impaired. Impairment is measured on a loan by loan basis for commercial real estate, construction, commercial and resort loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent. An allowance is established when the discounted cash flows (or collateral value) of the impaired loan is lower than the carrying value of that loan. The Company does not separately identify individual consumer and residential real estate loans for impairment disclosures, unless such loans are subject to a troubled debt restructuring agreement or they are nonaccrual loans with outstanding balances of $500,000 or more.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral dependent. Management updates the analysis quarterly. The assumptions used in appraisals are reviewed for appropriateness. Updated appraisals are obtained as needed or adjusted to reflect the estimated decline in the fair value based upon current market conditions for comparable properties.

The Company periodically may agree to modify the contractual terms of loans. When a loan is modified and a concession is made to a borrower experiencing financial difficulty, the modification is considered a troubled debt restructuring (“TDR”). All TDRs are initially classified as impaired.

Unallocated component:
An unallocated component is maintained, when needed, to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating allocated and general reserves in the portfolio. The Company’s Loan Policy allows management to utilize a high and low range of 0.0% to 5.0% of our total allowance for loan losses when establishing an unallocated allowance, when considered necessary. The unallocated allowance is used to provide for an unidentified loss that may exist in emerging problem loans that cannot be fully quantified or may be affected by conditions not fully understood as of the balance sheet date.

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

Beginning in 2007 and continuing in 2010, softening real estate markets and generally weak economic conditions have lead to declines in collateral values and stress on the cash flows of borrowers.  These adverse economic conditions could continue into 2011, placing further stress on the Company’s borrowers and resulting in increases in charge-offs, delinquencies and non-performing loans and lower valuations for the Company’s impaired loans, which could in turn impact significant estimates such as the allowance for loan losses and the effect could be material .

Mortgage Servicing Rights
The Company capitalizes mortgage servicing rights for loans originated and then sold with servicing retained based on the fair market value on the origination date.  The cost basis of mortgage servicing rights is amortized on a level yield basis over the period of estimated net servicing revenue and such amortization is included in the consolidated statements of income as a reduction of mortgage servicing fee income.  Mortgage servicing rights are evaluated for impairment by comparing their aggregate carrying amount to their fair value.  An independent appraisal of the fair value of the Company’s mortgage servicing rights is obtained annually and is used by management to evaluate the reasonableness of the fair value estimates. Management reviews the independent appraisal and performs procedures to determine appropriateness.  Impairment is recognized as an adjustment to mortgage servicing rights and mortgage servicing income.

Bank Owned Life Insurance
Bank owned life insurance ( “ BOLI ” ) represents life insurance on certain employees who have consented to allow the Company to be the beneficiary of those policies.  BOLI is recorded as an asset at cash surrender value.  Increases in the cash value of the policies, as well as insurance proceeds received, are recorded in other non-interest income and are not subject to income tax.

Foreclosed Real Estate
Real estate acquired through foreclosure comprises properties acquired in partial or total satisfaction of problem loans.  The properties are acquired through foreclosure proceedings or acceptance of a deed in lieu of foreclosure.  At the time these properties are foreclosed, the properties are initially recorded at the lower of the related loan balance less any specific allowance for loss or fair value at the date of foreclosure less estimated selling costs.  Losses arising at the time of acquisition of such properties are charged against the allowance for loan losses.  Subsequent loss provisions are charged to the foreclosed real estate valuation allowance and expenses incurred to maintain the properties are charged to noninterest expense. Properties are evaluated regularly to ensure the recorded amounts are supported by current fair values, and a charge to operations is recorded as necessary to reduce the carrying amount to fair value less estimated costs to dispose. Revenue and expense from the operation of other real estate owned and the provision to establish and adjust valuation allowances are included in noninterest expenses. Costs relating to the development and improvement of the property are capitalized, subject to the limit of fair value of the collateral. In the Consolidated Statements of Condition, total prepaid expenses and other assets include foreclosed real estate of $ 238,000 and $422,000 as of December 31, 2010 and 2009, respectively.

Premises and Equipment
Premises and equipment are stated at cost less accumulated depreciation and amortization computed on the straight-line method.  Depreciation periods are based on estimated useful lives, or in the case of leasehold improvements, based on the terms of the leases if shorter.

Derivative Financial Instruments
Interest rate swap derivatives not designated as hedges are offered to certain qualifying commercial customers and to manage the Company’s exposure to interest rate movements and do not meet the strict hedge accounting under FASB ASC 815 “Derivatives and Hedging”. Derivative financial instruments are recognized as assets and liabilities on the consolidated balance sheet and measured at fair value. Changes in the fair value of derivatives not designated in hedging relationships are recognized directly in earnings.

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

Pension and Other Postretirement Benefit Plans
We have a noncontributory defined benefit pension plan that provides benefits for substantially all employees hired before January 1, 2007 who meet certain requirements as to age and length of service. The benefits are based on years of service and average compensation, as defined in the Plan Document. Our funding policy is to contribute annually the maximum amount that could be deducted for federal income tax purposes, while meeting the minimum funding standards established by the Employee Retirement Security Act of 1974.

In addition to providing pension benefits, we provide certain health care and life insurance benefits for retired employees. Participants or eligible employees hired before January 1, 1993 become eligible for the benefits if they retire after reaching age 62 with fifteen or more years of service. A fixed percent of annual costs are paid depending on length of service at retirement. We accrue for the estimated costs of these other post-retirement benefits through charges to expense during the years that employees render service. We make contributions to cover the current benefits paid under this plan. Management believes the policy for determining pension and other post-retirement benefit expenses is critical because judgments are required with respect to the appropriate discount rate, rate of return on assets, salary increases and other items. Management reviews and updates the assumptions annually. If our estimate of pension and post-retirement expense is too low we may experience higher expenses in the future, reducing our net income. If our estimate is too high, we may experience lower expenses in the future, increasing our net income.

Repurchase Liabilities
Repurchase agreements are accounted for as secured borrowings since the Company maintains effective control over the transferred securities and the transfer meets the other criteria for such accounting. Securities are sold to a counterparty with an agreement to repurchase the same or substantially the same security at a specified price and date. The Company has repurchase agreements with commercial or municipal customers that are offered as a commercial banking service. Customer repurchase agreements are for a term of one day and are backed by the purchasers’ interest in certain U.S. Treasury Bills or other U.S. Government securities. Obligations to repurchase securities sold are reflected as a liability in the Consolidated Balance Sheets. The Company does not record transactions of repurchase agreements as sales. The securities underlying the repurchase agreements remain in the available-for-sale investment securities portfolio.

Transfers of Financial Assets
Transfers of an entire financial asset, a group of entire financial assets, or a participating interest in an entire financial asset are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets.

Effective January 1, 2010, the Company adopted accounting guidance pertaining to the transfers of financial assets. During the normal course of business, the Company may transfer a portion of a financial asset, for example, a participation loan or the government guaranteed portion of a loan. In order to be eligible for sales treatment, the transfer of the portion of the loan must meet the criteria of a participating interest. If it does not meet the criteria of a participating interest, the transfer must be accounted for as a secured borrowing. In order to meet the criteria for a participating interest, all cash flows from the loan must be divided proportionately, the rights of each loan holder must have the same priority, the loan holders must have no recourse to the transferor other than standard representations and warranties and no loan holder has the right to pledge or exchange the entire loan.

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

Fee Income
Fee income for customer services which are not deferred are recorded on an accrual basis when earned.

Advertising Costs
Advertising costs are expensed as incurred.

Income Taxes
Deferred income taxes are provided for differences arising in the timing of income and expenses for financial reporting and for income tax purposes.  Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The Company provides a deferred tax asset valuation allowance for the estimated future tax effects attributable to temporary differences and carryforwards when realization is determined not to be more likely than not.

The Company adopted the provisions of FASB ASC 740-10, “Accounting for Uncertainty in Income Taxes”, on January 1, 2007.  FASB ASC 740-10 prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition issues.  Pursuant to FASB ASC 740-10, the Company examines its financial statements, its income tax provision and its federal and state income tax returns and analyzes its tax positions, including permanent and temporary differences, as well as the major components of income and expense to determine whether a tax benefit is more likely than not to be sustained upon examination by tax authorities.  The Company recognizes interest and penalties arising from income tax settlements as part of its provision for income taxes.

Comprehensive Income
The purpose of presenting comprehensive income is to report a measure of all changes in an entity that result from recognized transactions and other economic events of the period other than transactions with owners in their capacity as owners. Comprehensive income includes net income and certain changes in capital that are not recognized in the statement of income (such as changes in net unrealized gains and losses on securities available for sale). The Company has reported comprehensive income for the years ended December 31, 2010, 2009 and 2008 in the Consolidated Statement of Changes in Capital Accounts. The components of comprehensive income are presented in Note 17 of the Notes to Consolidated Financial Statements.

Segment Reporting
The Company’s only business segment is Community Banking. For the years ended December 31, 2010, 2009 and 2008, this segment represented all the revenues and income of the consolidated group and therefore is the only reported segment as defined by FASB ASC 820, Segment Reporting.

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

Related Party Transactions
Directors and executive officers of the Company and its subsidiaries and their associates have been customers of and have had transactions with the Company, and management expects that such persons will continue to have such transactions in the future. See Note 5 of the Notes to Consolidated Financial Statements for further information with respect to loans to related parties.

Reclassifications
Amounts in prior period consolidated financial statements are reclassified whenever necessary to conform to the current year presentation.

Recent Accounting Pronouncements

Intangibles-Goodwill and Other (Topic 350)

In December 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-28, “Intangibles—Goodwill and Other (Topic 350), When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts”—ASU 2010-28 affects all entities that have recognized goodwill and have one or more reporting units whose carrying amount for purposes of performing Step 1 of the goodwill impairment test is zero or negative. ASU 2010-28 modifies Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, this guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Adoption of ASU 2010-28 is not expected to have a significant impact on our consolidated financial statements.

Receivables (Topic 310)

In January 2011, the FASB issued Accounting Standards Update (“ASU”) No. 2011-01, Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20. The amendments in this update temporarily delay the effective date of disclosures about troubled debt restructurings in ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The effective date for the troubled debt restructuring disclosures will be aligned with the effective date for new guidance for determining what constitutes a troubled debt restructuring. Currently, that guidance is anticipated to be effective for interim and annual periods ending after June 15, 2011. The adoption of ASU No. 2011-01 will not have a material impact on the financial statements as it impacts disclosures only.

In July 2010, the FASB issued ASU No. 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The statement is intended to improve the transparency of financial reporting by requiring enhanced disclosures about a bank’s allowance for loan losses and the credit quality of its financing receivables (generally defined as loans and leases). The primary goal of the disclosure requirements is to provide more information about the credit risk in a bank’s portfolio of loans and how that risk is analyzed and assessed in arriving at the allowance for loan loss. The guidance is effective for public entities for annual and interim reporting periods ending on or after December 15, 2010. The adoption of ASU No. 2010-06 on December 31, 2010 did not have a material impact on the financial statements as it only impacted disclosures.

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

Fair Value Measurement and Disclosure (Topic 820)

In February 2010, the FASB issued ASU No. 2010-06, Improving Disclosures about Fair Value Measurements. The amendment to Topic 820, Fair Value Measurements and Disclosures, requires additional disclosures about fair value measurements including transfer in and out of Levels 1 and
2 and higher levels of disaggregation for the different types of financial instruments. For the reconciliation of Level 3 fair values measurements, information about purchases, sales, issuances and settlements should be presented separately. The guidance was effective for annual and interim reporting periods beginning after December 15, 2009, except for the disclosure of information about sales, issuances and settlements on a gross basis for assets and liabilities classified as level 3, which is effective for reporting periods beginning after December 15, 2010. The adoption of ASU No. 2010-06 on January 1, 2010 did not have a material impact on the financial statements as it impacts disclosures only.

Business Combinations (Topic 805)

In December 2010, the FASB issued ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations. The objective of this update is to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting only. This update also expands supplemental pro forma disclosures under Topic 805. The amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The adoption of ASU No. 2010-29 will not have an impact on the financial statements as it affects disclosures only and will apply prospectively to future business combinations.

Transfers of Financial Assets (Topic 860)

In December 2009, the FASB issued ASU No. 2009-16 codifying the new guidance issued in June 2009 regarding the Transfer of Financial Assets. This guidance requires entities to provide more information about sales of securitized financial assets and similar transactions, particularly if the seller retains some risk in the assets. The guidance eliminates the concept of a qualifying special-purpose entity, changes the requirements for the derecognition of financial assets, and enhances the disclosure requirements for sellers of the assets. This guidance was effective for the fiscal year beginning after November 15, 2009. The adoption of ASU No. 2009-16 on January 1, 2010 did not have a material impact on the financial statements.

Consolidation (Topic 810)

In December 2009, the FASB issued ASU No. 2009-17 codifying the new guidance issued in June 2009 regarding Consolidations. The guidance requires an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity (which would result in the enterprise being deemed the primary beneficiary of that entity and , therefore, obligated to consolidate the variable interest entity in its financial statements); to require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity; to revise guidance for determining whether an entity is a variable interest entity; and to require enhanced disclosures that will provide more transparent information about an enterprise’s involvement with a variable interest entity. The guidance was effective for interim periods as of the beginning of the first annual reporting period beginning after November 15, 2009. The adoption of ASU No. 2009-17 on January 1, 2010 did not have a material impact on the financial statements.

2.	Restrictions on Cash and Due from Banks

The Company is required to maintain a percentage of transaction account balances on deposit in non-interest-earning reserves with the Federal Reserve Bank that was offset by the Company’s average vault cash. At December 31, 2010 and 2009 , the Company was required to have cash and liquid assets of approximately $ 1.0 million and $ 374,000 , respectively, to meet these requirements. The Company maintains a compensating balance of $1.0 million to partially offset service fees charged by the Federal Reserve Bank.

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

3.	Fair Value Measurements

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information.  In accordance with FASB ASC 820-10, the fair value estimates are measured within the fair value hierarchy.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820-10 are described as follows:

Basis of Fair Value Measurement

●	Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

●	Level 2 - Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability;

●	Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

When available, quoted market prices are used.  In other cases, fair values are based on estimates using present value or other valuation techniques.  These techniques involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, and estimates of future cash flows, future expected loss experience and other factors.  Changes in assumptions could significantly affect these estimates.  Derived fair value estimates cannot be substantiated by comparison to independent markets and, in certain cases, could not be realized in an immediate sale of the instrument.

Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not financial instruments.  Accordingly, the aggregate fair value amounts presented do not purport to represent the underlying market value of the Company. There are no transfers between levels for the years ended December 31, 2010 and 2009.

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table details the financial instruments carried at fair value on a recurring basis as of December 31, 2010 and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine the fair value:

	December 31, 2010

		Quoted Prices in
		Active Markets	Significant	Significant
		for Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
(Dollars in thousands)
U.S. Treasury obligations	$112,975	$112,975	$-	$-
U.S. Goverment agency obligations	11,080	-	11,080	-
Government sponsored residential mortgage-backed securities	32,294	-	32,294	-
Corporate debt securities	1,052	-	1,052	-
Trust preferred debt securities	44	-	-	44
Preferred equity securities	1,860	-	1,860	-
Marketable equity securities	406	116	290	-
Mutual funds	3,297	-	3,297	-
Securities available for sale	$163,008	$113,091	$49,873	$44
Interest rate swap derivative receivables	1,771		1,771
Interest rate swap derivative liabilities	1,771		1,771

The following table details the financial instruments carried at fair value on a recurring basis as of December 31, 2009 and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine the fair value:

	December 31, 2009

		Quoted Prices in
		Active Markets	Significant	Significant
		for Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
(Dollars in thousands)
U.S. Government agency obligations	$5,020	$-	$5,020	$-
Government sponsored residential mortgage-backed securities	106,231	-	106,231	-
Corporate debt securities	1,513	-	1,513	-
Trust preferred debt securities	90	-	-	90
Preferred equity securities	1,989	-	1,989
Marketable equity securities	1,419	1,129	290	-
Mutual funds	5,088	-	5,088	-

Securities available for sale	$121,350	$1,129	$120,131	$90
Interest rate swap derivative receivables	93		93
Interest rate swap derivative liabilities	93		93

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

The following table presents additional information about assets measured at fair value for which the Company has utilized Level 3 inputs for the years ended December 31, 2010, 2009 and 2008:

	Securities Available for Sale
	For the Year Ended December 31,
	2010	2009	2008

(Dollars in thousands)
Balance at beginning of period	$90	$250	$-
Transfer into Level 3	-	-	3,379
Investment paydowns/accretion	(46)	-	(264)
Total losses - (realized/unrealized):
Included in earnings	-	(160)	(2,865)
Included in other comprehensive income	-	-	-
Purchases, issuances and settlements	-	-	-
Balance at the end of period	$44	$90	$250

The following is a description of the valuation methodologies used for instruments measured at fair value:

Securities Available for Sale: Investment securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models. Level 1 securities are those traded on active markets for identical securities including U.S. treasury obligations and, marketable equity securities. Level 2 securities include U.S. government agency obligations, government-sponsored residential mortgage-backed securities, corporate debt securities, preferred equity securities and mutual funds. When a market is illiquid or there is a lack of transparency around the inputs to valuation, the respective securities are classified as level 3 and reliance is placed upon internally developed models and management judgment and evaluation for valuation. Level 3 securities include trust preferred debt securities. At December 31, 2010 and 2009, the Company did not use the pricing service for its Level 3 securities, which consisted of a pooled trust preferred debt securities.  Therefore, management obtained a price by using a discounted cash flows analysis and a market bid indication.

The Company utilizes a third party, nationally-recognized pricing service (“pricing service”) to estimate fair value measurements for almost 100% of its investment securities portfolio.  The pricing service evaluates each asset class based on relevant market information considering observable data that may include dealer quotes, reported trades, market spreads, cash flows, the U.S. Treasury yield curve, the LIBOR swap yield curve, trade execution data, market prepayment speeds, credit information and the bond’s terms and conditions, among other things.  The fair value prices on all investment securities are reviewed for reasonableness by management.  Also, management assessed the valuation techniques used by the pricing service based on a review of their pricing methodology to ensure proper hierarchy classifications.

Interest Rate Swap Derivative Receivable and Liability: The Company’s derivative positions are valued using proprietary models that use as their basis readily observable market parameters and are classified within Level 2 of the valuation hierarchy.  Such derivatives are basic interest rate swaps that do not have any embedded interest rate caps and floors.  Derivatives that are valued based upon models with significant unobservable market parameters and that are normally traded less actively or have trade activity that is one way are classified within Level 3 of the valuation hierarchy.  The Company does not have any derivatives classified within Level 3.

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities are measured at fair value on a non-recurring basis in accordance with generally accepted accounting principles.  These include assets that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period as well as assets that are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, such as when there is evidence of impairment.

The following table details the financial instruments carried at fair value on a nonrecurring basis at December 31, 2010 and 2009 and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine the fair value:

	At December 31, 2010
	Quoted Prices in	Significant	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
(Dollars in thousands)
Mortgage servicing rights	$-	$-	$457
Loans held for sale	-	862	-
Impaired loans	-	-	31,012
Other real estate owned	-	-	238

	At December 31, 2009
	Quoted Prices in	Significant	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
(Dollars in thousands)
Mortgage servicing rights	$-	$-	$57
Impaired loans	-	-	16,392
Other real estate owned	-	-	422

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

The following is a description of the valuation methodologies used for instruments measured at fair value :

Mortgage Servicing Rights: A mortgage servicing right asset represents the amount by which the present value of the estimated future net cash flows to be received from servicing loans are expected to more than adequately compensate the Company for performing the servicing.  The fair value of servicing rights is estimated using a present value cash flow model.  The most important assumptions used in the valuation model are the anticipated rate of the loan prepayments and discount rates.  Adjustments are only recorded when the discounted cash flows derived from the valuation model are less than the carrying value of the asset.  As such, measurement at fair value is on a nonrecurring basis.  Although some assumptions in determining fair value are based on standards used by market participants, some are based on unobservable inputs and therefore are classified in Level 3 of the valuation hierarchy.

Loans Held for Sale: Loans held for sale are accounted for at the lower of cost or market. The fair value of loans held for sale are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted as required for changes in loan characteristics.

Impaired Loans:  Loans are generally not recorded at fair value on a recurring basis.  Periodically, the Company records nonrecurring adjustments to the carrying value of loans based on fair value measurements for partial charge-offs of the uncollectible portions of those loans.  Nonrecurring adjustments also include certain impairment amounts for collateral-dependent loans calculated in accordance with FASB ASC 310-10 when establishing the allowance for credit losses.  Such amounts are generally based on the fair value of the underlying collateral supporting the loan.  Collateral is typically valued using appraisals or other indications of value based on recent comparable sales of similar properties or other assumptions.  Estimates of fair value based on collateral are generally based on assumptions not observable in the marketplace and therefore such valuations have been classified as Level 3. Any impaired loan for which no specific valuation allowance was necessary at December 31, 2010 is the result of either sufficient cash flow or sufficient collateral coverage, or previous charge off amount that reduced the book value of the loan to an amount equal to or below the fair value of the collateral. Impaired loans are measured based on either collateral values supported by appraisals, observed market prices or where potential losses have been identified and reserved accordingly. Updated appraisals are obtained at least annually for impaired loans $250,000 or greater. Management performs a quarterly review of the valuation of impaired loans and considers the current market and collateral conditions for collateral dependent loans when estimating their fair value for purposes of determining whether an allowance for loan losses is necessary for impaired loans.  When assessing the collateral coverage for an impaired loan, management discounts appraisals based upon the age of the appraisal, anticipated selling charges and any other costs needed to prepare the collateral for sale to determine its net realizable value.

Other Real Estate Owned: The Company classifies property acquired through foreclosure or acceptance of deed-in-lieu of foreclosure as other real estate owned in its financial statements.  Upon foreclosure, the property securing the loan is written down to fair value less selling costs.  The writedown is based upon the difference between the appraised value and the book value.  Appraisals are based on observable market data such as comparable sales within the real estate market, however assumptions made in determining comparability are unobservable and therefore these assets are classified as Level 3 within the valuation hierarchy.

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

4.	Investment Securities

Investment securities at December 31, 2010 are summarized as follows:

	At December 31, 2010
		Gross	Gross
	Amortized	Unrealized	Unrealized	Market
(Dollars in thousands)	Cost	Gains	Losses	Value
Available-for-sale
Debt securities:
U.S. Treasury obligations	$112,973	$2	$-	$112,975
U.S. Government agency obligations	11,004	76	-	11,080
Government sponsored residential mortgage-backed securities	30,516	1,780	(2)	32,294
Corporate debt securities	1,000	52	-	1,052
Trust preferred debt securities	44	-	-	44
Preferred equity securities	2,110	43	(293)	1,860
Marketable equity securities	398	10	(2)	406
Mutual funds	3,280	17	-	3,297
Total securities available for sale	$161,325	$1,980	$(297)	$163,008

Held-to-maturity
Government sponsored residential mortgage-backed securities	$9	$-	$-	$9
Municipal debt securities	663	-	-	663
Trust preferred debt security	3,000	-	-	3,000
Total securities held-to-maturity	$3,672	$-	$-	$3,672

At December 31, 2010, the net unrealized gain on securities available for sale of $ 1.7 million, net of income taxes of $ 572,000 or $ 1.1 million, is included in accumulated other comprehensive income.

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

Investment securities at December 31, 2009 are summarized as follows:

	At December 31, 2009
		Gross	Gross
	Amortized	Unrealized	Unrealized	Market
(Dollars in thousands)	Cost	Gains	Losses	Value
Available-for-sale
U.S. Gov’t agency obligations	$5,004	$16	$-	$5,020
U.S. Government agency obligations	102,012	4,224	(5)	106,231
Government sponsored residential mortgage-backed securities	1,500	13	-	1,513
Trust preferred debt securities	67	23	-	90
Preferred equity securities	2,132	72	(215)	1,989
Marketable equity securities	1,479	88	(148)	1,419
Mutual funds	5,065	23	-	5,088
Total securities available for sale	$117,259	$4,459	$(368)	$121,350

Held-to-maturity
Government sponsored residential mortgage-backed securities	$10	$1	$-	$11
Trust preferred debt security	3,000	-	-	3,000
Total securities held-to-maturity	$3,010	$1	$-	$3,011

At December 31, 2009, the net unrealized gain on securities available for sale of $4.1 million, net of income taxes of $1.4 million, or $2.7 million, is included in accumulated other comprehensive income.

The following table summarizes gross unrealized losses and fair value, aggregated by investment category and length of time the investments have been in a continuous unrealized loss position at December 31, 2010 and 2009 :

	Less than 12 Months		12 Months or More		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(Dollars in thousands)	Value	Loss	Value	Loss	Value	Loss
December 31, 2010
Available for sale:
Government sponsored residential mortgage-backed securities	$-	$-	$335	$(2)	$335	$(2)
Preferred equity securities	95	(5)	1,722	(288)	1,817	(293)
Marketable equity securities	-	-	5	(2)	5	(2)
Total	$95	$(5)	$2,062	$(292)	$2,157	$(297)

December 31, 2009
Available for sale:
Government sponsored residential mortgage-backed securities	$-	$-	$4,837	$(5)	$4,837	$(5)
Preferred equity securities	-	-	1,917	(215)	1,917	(215)
Marketable equity securities	206	(14)	626	(134)	832	(148)
Total	$206	$(14)	$7,380	$(354)	$7,586	$(368)

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

Management believes that no individual unrealized loss as of December 31, 2010 and 2009 represents a credit-related other-than-temporary impairment, based on its detailed monthly review of the securities portfolio.  Among other things, the other-than-temporary impairment review of the investment securities portfolio focuses on the combined factors of percentage and length of time an issue is below book value as well as consideration of issuer specific (present value of cash flows expected to be collected, issuer rating changes and trends, credit worthiness and review of underlying collateral), broad market details and the Company’s intent to sell the security or if it is more likely than not that the Company will be required to sell the debt security before recovering its cost.  The Company also considers whether the depreciation is due to interest rates or credit risk.

The unrealized losses on preferred equity securities relate to two preferred equity securities that are both rated Baa2 by Moody’s as of December 31, 2010. One preferred equity security has been in a loss position for 12 months or more and the other one has been in a loss position less than twelve months. A detailed review of the preferred equity securities was completed by management and procedures included an analysis of their December 31, 2010 audited financial statements and management concluded that the preferred equity securities are not other-than-temporarily impaired.

The Company has no intent to sell nor is it more likely than not that the Company will be required to sell any of the securities contained in the table during the period of time necessary to recover the unrealized losses, which may be until maturity.

During the ended December 31, 2010, the Company recorded no other-than-temporary impairment charges. During the year ended December 31, 2009, the Company recorded an other-than-temporary impairment charge of $160,000 relating to one trust preferred debt security.  During the year ended December 31, 2008, the Company recorded other-than-temporary impairment charges on two trust preferred debt securities, one preferred stock and seven common stocks which totaled $5.2 million.

There were gross realized losses of $ 164,000 and $ 1.9 million gross realized gains on sales of securities available for sale for the year ended December 31, 2010. There were no gross realized gains or losses on sales of securities available for sale for the year ended December 31, 2009.   There were gross realized losses of $30,000 and $0 gross realized gains on sales of securities available for sale in 2008.

As of December 31, 2010 and 2009, U.S. Government agency obligations and Government sponsored residential mortgage-backed securities with a cost of $156.4 million and $138.6 million, respectively, were pledged as collateral for treasury, tax and loan deposits, public funds and retail liabilities.

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

The amortized cost and estimated market value of debt securities at December 31, 2010 by contractual maturity are shown below.  Expected maturities may differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or repayment penalties:

	At December 31, 2010
	Available for Sale		Held to Maturity
		Estimated		Estimated
	Amortized	Market	Amortized	Market
	Cost	Value	Cost	Value
(Dollars in thousands)
Due in one year or less	$112,973	$112,975	$663	$663
Due after one year through five years	11,004	11,080	-	-
Due after five years through ten years	1,000	1,052	-	-
Due after ten years	44	44	3,000	3,000
Government sponsored residential mortgage-backed securities	30,516	32,294	9	9
Total debt securities	$155,537	$157,445	$3,672	$3,672

The amortized cost and estimated market value of debt securities at December 31, 2009 by contractual maturity are shown below.  Expected maturities may differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or repayment penalties:

	At December 31, 2009
	Available for Sale		Held to Maturity
		Estimated		Estimated
	Amortized	Market	Amortized	Market
	Cost	Value	Cost	Value
(Dollars in thousands)
Due in one year or less	$500	$507	$-	$-
Due after one year through five years	5,004	5,020	-	-
Due after five years through ten years	1,000	1,006	-	-
Due after ten years	67	90	3,000	3,000
Government sponsored residential mortgage-backed securities	102,012	106,231	10	11
Total debt securities	$108,583	$112,854	$3,010	$3,011

The Company, as a member of the Federal Home Loan Bank of Boston (FHLBB), owned $7.4 million of FHLBB capital stock as of December 31, 2010 and 2009, which is equal to its FHLBB capital stock requirement.

At this time the FHLBB is not redeeming excess stock from its members.  In 2008 the FHLBB suspended the dividend on the stock but has recently paid a dividend  of $6,000 which is equal to an annual yield of 0.30 based on average stock outstanding for the fourth quarter of 2010. The FHLBB’s management reported that their board of directors anticipates that it will continue to declare modest cash dividends through 2011, but cautioned that adverse events such as a negative trend in credit losses on the FHLBB’s private-label mortgage-backed securities or mortgage portfolio, a meaningful decline in income, or regulatory disapproval could lead to reconsideration of this plan. The Company evaluated its FHLBB capital stock for potential other-than-temporary impairment at December 31, 2010 and 2009.  Capital adequacy, credit ratings, the value of the stock, overall financial condition of both the FHLB system and FHLBB as well as current economic factors was analyzed in the impairment analysis.  The Company concluded that its position in FHLBB capital stock is not other-than-temporarily impaired as of December 31, 2010 and 2009.

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

5.	Loans and Allowance for Loan Losses

Loans consisted of the following:

	As of December 31,
	2010	2009
(Dollars in thousands)
Real estate
Residential	$453,557	$446,880
Commercial	361,838	265,515
Construction	46,623	68,704
Installment	12,597	16,423
Commercial	112,535	104,476
Collateral	1,941	2,486
Home equity line of credit	81,837	66,658
Demand	227	415
Revolving credit	84	75
Resort	105,215	82,794
Total loans	1,176,454	1,054,426
Less:
Allowance for loan losses	(20,734)	(16,316)
Net deferred loan costs	2,197	1,885
Loans, net	$1,157,917	$1,039,995

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

Changes in the allowance for loan losses were as follows:

	As of December 31,
	2010	2009	2008

(Dollars in thousands)
Balance at beginning of period	$16,316	$9,952	$8,124

Provision for loan losses	6,694	7,896	2,117

Charge offs:

Real Estate Loans
Residential	(1,152)	(134)	(1)
Commercial	(1,138)	(284)	(137)
Construction	-	(246)	-
Installment	(3)	(41)	(4)
Commercial	(8)	(879)	(161)
Collateral	-	(1)	1
Home equity line of credit	-	-	-
Demand	(25)	(20)	(20)
Revolving credit	(32)	(34)	(32)
Resort	-	-	-
Total Charge-offs	(2,358)	(1,639)	(354)

Recoveries:
Real Estate Loans
Residential	-	-	-
Commercial	48	-	10
Construction	-	-	-
Installment	13	2	4
Commercial	15	91	39
Collateral	-	1	-
Home equity line of credit	-	-	-
Demand	6	-	-
Revolving credit	-	13	12
Resort	-	-	-
Total Recoveries	82	107	65
Net Charge-offs	(2,276)	(1,532)	(289)
Balance at end of period	$20,734	$16,316	$9,952

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

The following table lists the allocation of the allowance by loan segment at December 31, 2010:

Loans individually evaluated for impairment:	At December 31, 2010

		Reserve
(Dollars in thousands)	Principal Balance	Allocation
Real estate Loans
Residential	$7,001	$358
Commercial	14,211	260
Construction	897	-
Installment	-	-
Commercial	2,795	-
Collateral	-	-
Home Equity LOC	1,228	48
Demand	-	-
Revolving Credit	-	-
Resort	4,880	4,880
Total	$31,012	$5,546

Loans collectively evaluated for impairment:	At December 31, 2010

		Reserve
	Principal Balance	Allocation
Real estate Loans
Residential	$446,556	2,698
Commercial	347,627	7,466
Construction	45,726	524
Installment	12,597	115
Commercial	109,740	1,564
Collateral	1,941	-
Home Equity LOC	80,609	510
Demand	227	3
Revolving Credit	84	-
Resort	100,335	2,308
Total	$1,145,442	$15,188
Total	$1,176,454	$20,734

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

The following is a summary of loan delinquencies at recorded investment values at December 31, 2010 and 2009:

	At December 31, 2010
									Past Due 90
	31-59 Days		60-89 Days		> 90 Days				Days or More
(Dollars in thousands)	Past Due		Past Due		Past Due		Total		and Still
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Accruing
Real estate Loans
Residential	6	$1,273	6	$4,624	10	$4,128	22	$10,025	$-
Commercial	2	456	2	793	6	3,160	10	4,409	-
Construction	-	-	-	-	2	897	2	897	-
Installment	4	25	-	-	5	98	9	123	-
Commercial	5	456	-	-	10	761	15	1,217	-
Collateral	4	42	-	-	-	-	4	42	-
Home Equity LOC	2	100	1	24	5	1,843	8	1,967	-
Demand	-	-	-	-	1	25	1	25	-
Revolving Credit	-	-	-	-	-	-	-	-	-
Resort	-	-	-	-	-	-	-	-	-
Total	23	$2,352	9	$5,441	39	$10,912	71	$18,705	$-

	At December 31, 2009
									Past Due 90
	31-59 Days		60-89 Days		> 90 Days				Days or More
(Dollars in thousands)	Past Due		Past Due		Past Due		Total		and Still
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Accruing
Real estate Loans
Residential	11	$4,981	6	$1,919	9	$5,429	26	$12,329	$-
Commercial	2	466	3	1,176	5	5,131	10	6,773	-
Construction	-	-	-	-	2	1,074	2	1,074	-
Installment	2	8	1	5	4	87	7	100	-
Commercial	-	-	1	300	8	707	9	1,007	-
Collateral	4	59	-	-	-	-	4	59	-
Home Equity LOC	1	350	2	38	2	1,079	5	1,467	-
Demand	-	-	-	-	1	25	1	25	-
Revolving Credit	-	-	-	-	-	-	-	-	-
Resort	-	-	-	-	-	-	-	-	-
Total	20	$5,864	13	$3,438	31	$13,532	64	$22,834	$-

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

Nonperforming assets consist of non-accruing loans and loans past due more than 90 days and still accruing interest and other real estate owned. As of December 31, 2010 and 2009, non-performing assets were:

	At December 31,
(Dollars in thousands)	2010	2009
Nonaccrual loans:
Real estate Loans
Residential	$5,209	$6,441
Commercial	3,693	5,316
Construction	898	1,074
Installment	124	88
Commercial	862	823
Collateral	-	-
Home Equity LOC	2,031	1,079
Demand	25	25
Revolving Credit	-	-
Resort	4,880	-
Total nonaccruing loans	17,722	14,846
Loans 90 days past due and still accruing	-	-
Real estate owned	238	422
Total nonperforming assets	$17,960	$15,268

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

The following is a summary of impaired loans at December 31, 2010:

	December 31, 2010
		Unpaid
	Recorded	Principal	Related
(Dollars in thousands)	Investment	Balance	Allowance
Impaired loans without a valuation allowance:
Real estate Loans
Residential	$2,710	$2,703	$-
Commercial	7,974	8,982	-
Construction	897	1,143	-
Installment	-	-	-
Commercial	2,795	2,803	-
Collateral	-	-	-
Home Equity LOC	999	999	-
Demand	-	-	-
Revolving Credit	-	-	-
Resort	-	-	-
Total	15,375	16,630	-

Impaired loans with a valuation allowance:
Real estate Loans
Residential	4,291	4,306	358
Commercial	6,237	6,237	260
Construction	-	-	-
Installment	-	-	-
Commercial	-	-	-
Collateral	-	-	-
Home Equity LOC	229	300	48
Demand	-	-	-
Revolving Credit	-	-	-
Resort	4,880	4,880	4,880
Total	15,637	15,723	5,546
Total impaired loans	$31,012	$32,353	$5,546

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

The following is a summary of information pertaining to impaired and non-accrual loans at December 31, 2009 (in thousands):

Impaired loans without a valuation allowance	$6,150

Impaired loans with a valuation allowance	10,242

Total impaired loans	$16,392

Valuation allowance related to impaired loans	$1,410

Total non-accrual loans	$14,846

Total loans past-due ninety days or more and still accruing	$-

	Years Ended December 31,
	2010	2009	2008

Average investment in impaired loans	$27,741	$9,900	$176

Interest income recognized on impaired loans	$347	$301	$21

Interest income recognized on a cash basis on impaired loans	$347	$301	$21

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

Troubled Debt Restructures

A loan is considered a troubled debt restructuring when we, for economic or legal reasons related to the borrower’s financial difficulties, grant a concession to the borrower in modifying or renewing the loan that we would not otherwise consider. In connection with troubled debt restructurings, terms may be modified to fit the ability of the borrower to repay in line with their current financial status, which may include a reduction in the interest rate to market rate or below, a change in the term or movement of past due amounts to the back-end of the loan or refinancing. A loan is placed on non-accrual status upon being restructured, even if it was not previously, unless the modified loan was current for the six months prior to its modification and we believe the loan is fully collectable in accordance with its new terms. Our policy to restore a restructured loan to performing status is dependent on the receipt of regular payments, generally for a period of six months and one calendar year-end. All troubled debt restructurings are classified as impaired loans and are reviewed for impairment by management on a regular basis and a calendar year-end reporting period per our policy.

The following table presents information on loans whose terms had been modified in a troubled debt restructuring at December 31, 2010::

	TDRs on Accrual Status		TDRs on Nonaccrual Status		Total
	Number	Recorded	Number of	Recorded	Number	Recorded
(Dollars in thousands)	of Loans	Investment	Loans	Investment	of Loans	Investment
Real estate
Residential	5	$4,449	2	$697	7	$5,146
Commercial	5	10,544	3	2,449	8	12,993
Construction	-	-	2	897	2	897
Installment	-	-	-	-	-	-
Commercial	5	1,932	1	146	6	2,078
Collateral	-	-	-	-	-	-
Home equity line of credit	-	-	1	999	1	999
Demand	-	-	-	-	-	-
Revolving Credit	-	-	-	-	-	-
Resort	-	-	1	4,880	1	4,880
Total	15	$16,925	10	$10,068	25	$26,993

Credit Quality Information

At the time of loan origination, a risk rating based on a nine point grading system is assigned to each commercial-related loan based on the loan officer’s and management’s assessment of the risk associated with each particular loan. This risk assessment is based on an in depth analysis of a variety of factors. More complex loans and larger commitments require that our internal credit risk management department further evaluate the risk rating of the individual loan or relationship, with credit risk management having final determination of the appropriate risk rating. These more complex loans and relationships receive ongoing periodic review to assess the appropriate risk rating on a post-closing basis with changes made to the risk rating as the borrower’s and economic conditions warrant. Our risk rating system is designed to be a dynamic system and we grade loans on a “real time” basis. Over the course of 2009 and 2010, considerable emphasis has been placed on risk rating accuracy, risk rating justification, and risk rating triggers. Our risk rating process has been enhanced with our recent implementation of industry-based risk rating “cards.” The cards are used by our loan officers and promote risk rating accuracy and consistency on an institution-wide basis. Most loans are reviewed annually as part of a comprehensive portfolio review conducted by management and/or by our independent loan review firm. More frequent reviews of loans rated low pass, special mention, substandard and doubtful are conducted by our credit risk management department. We utilize an independent loan review consulting firm to affirm our rating accuracy and opine on the overall credit quality of our loan portfolio. The consulting firm conducts two loan reviews per year aiming at a 65.0% or higher commercial portfolio penetration. Summary findings of all loan reviews performed by the outside consulting firm are reported to our board of directors and senior management upon completion.

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

The Company utilizes a nine point risk rating scale as follows:

Risk Rating Definitions

Residential and consumer loans are not rated unless they are 45 days or more delinquent, in which case, depending on past-due days, they will be rated 6, 7 or 8.

Loans rated 1 – 5:	Commercial loans in these categories are considered “pass” rated loans with low to average risk.

Loans rated 6:
Residential, Consumer and Commercial loans in this category are considered “special mention.” These loans are starting to show signs of potential weakness and are being closely monitored by management.

Loans rated 7:                     Loans in this category are considered “substandard.” Generally, a loan is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligors and/or the collateral pledged. There is a distinct possibility that the Company will sustain some loss if the weakness is not corrected.

Loans rated 8:                     Loans in this category are considered “doubtful.” Loans classified as doubtful have all the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, highly questionable and improbable.

Loans rated 9:                     Loans in this category are considered uncollectible (“loss”) and of such little value that their continuance as loans is not warranted.

The following table presents the Company’s loans by risk rating at December 31, 2010.

							Home
	Residential	Commercial					Equity Line		Revolving
(Dollars in thousands)	Real Estate	Real Estate	Construction	Installment	Commercial	Collateral	of Credit	Demand	Credit	Resort	Total
Pass	$442,255	$306,720	$51,454	$12,452	$92,015	$1,933	$79,468	$202	$84	$84,981	$1,071,564
Special Mention	2,025	13,418	1,611	13	5,833	8	277	-	-	-	23,185
Substandard	9,277	29,037	6,221	132	14,687	-	2,092	25	-	20,234	81,705
Doubtful	-	-	-	-	-	-	-	-	-	-	-
Total loans	$453,557	$349,175	$59,286	$12,597	$112,535	$1,941	$81,837	$227	$84	$105,215	$1,176,454

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

Our senior management places considerable emphasis on the early identification of problem assets, problem-resolution and minimizing loss exposure. Delinquency notices are mailed monthly to all delinquent borrowers, advising them of the amount of their delinquency. When a loan becomes more than 30 days delinquent, we send a letter advising the borrower of the delinquency. Residential and consumer lending borrowers are typically given 30 days to pay the delinquent payments or to contact us to make arrangements to bring the loan current over a longer period of time. Generally, if a residential or consumer lending borrower fails to bring the loan current within 90 days from the original due date or to make arrangements to cure the delinquency over a longer period of time, the matter is referred to legal counsel and foreclosure or other collection proceedings are initiated. We may consider forbearance or a loan restructuring in certain circumstances where a temporary loss of income is the primary cause of the delinquency, and if a reasonable plan is presented by the borrower to cure the delinquency in a reasonable period of time after his or her income resumes. Problem or delinquent borrowers in our commercial real estate, commercial business and resort portfolios are handled on a case-by-case basis, typically by our special assets department. Appropriate problem-resolution and workout strategies are formulated based on the specific facts and circumstances.

Mortgage Servicing Rights

The Company services residential real estate mortgage loans that it has sold without recourse to third parties. The carrying value of mortgage servicing rights was $349,000 and $57,000 as of December 31, 2010 and 2009, respectively.  The fair value of these mortgage servicing rights approximated $ 457,000 and $57,000 as of December 30, 2010 and 2009, respectively.

The principal balance of loans serviced for others, which are not included in the accompanying statements of condition totaled $ 52.9 million and $23.7 million at December 31, 2010 and 2009, respectively.

Related Party Loans

During the regular course of its business, the Company makes loans to its executive officers, Directors and other related parties.

Changes in loans to related parties were as follows:

	At December 31,
	2010	2009
(Dollars in thousands)
Balance at beginning of period	$1,039	$1,107
Loans to related parties who terminated services	(345)	-
Addition of related parties during the period	-	-
Additional loans and advances	436	435
Repayments	(299)	(503)
Balance at end of period	$831	$1,039

All related party loans as of December 31, 2010 and 2009 were performing according to their credit terms.

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

6.	Investment in Real Estate

The Company was an equity partner in a joint venture with a developer and received 50% of the venture’s net profits.  The Company sold their partnership interest in this joint venture on June 17, 2004.  The sale was financed by the Company and therefore the resulting gain was deferred and recognized as income as the loan was paid down.  During 2008, the loan was paid in full and the remaining deferred gain of $701,000 was recognized.

There were no other investments in real estate at December 31, 2010 and 2009, respectively.

7.	Premises and Equipment

The following is a summary of the premises and equipment accounts:

	As of December 31,		Estimated
	2010	2009	Useful Lives
(Dollars in thousands)
Land	$2,198	$1,658	N/A
Premises and leasehold improvements	19,261	18,587	5-40 years
Furniture and equipment	22,595	19,160	3 - 10 years
	44,054	39,405

Less accumulated depreciation and amortization	(22,147)	(19,133)
	$21,907	$20,272

For the years ended December 31, 2010, 2009, and 2008 depreciation and amortization expense was $3.0 million, $2.0 million, and $1.8 million, respectively.

8.	Credit Arrangements

The Company has access to a pre-approved line of credit with the Federal Home Loan Bank of Boston (“FHLBB”) for $8.8 million, which was undrawn at December 31 , 2010 and 2009.
The Company has access to a pre-approved unsecured line of credit with the PNC Bank for $10.0 million, which was undrawn at December 31, 2010. The Company entered into this arrangement during 2010.

During 2010, the Company entered into the Federal Reserve Bank’s discount window loan collateral program that enables the Company to borrow up to $ 90.0 million on an overnight basis and was undrawn as of December 31, 2010. The funding arrangement was collateralized by $150.0 million in pledged commercial real estate loans as of December 31, 2010.

In accordance with an agreement with the FHLBB, the Company is required to maintain qualified collateral, as defined in the FHLBB Statement of Credit Policy, free and clear of liens, pledges and encumbrances, as collateral for the advances, if any, and the preapproved line of credit.  The Company is in compliance with these collateral requirements.

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

FHLBB advances consist of the following as of December 31, 2010 and 2009 :

(Dollars in thousands)			As of December 31,
Advance Date	Interest Rate	Maturity Date	2010	2009

03/14/08	2.69%	03/15/10	$-	$3,000
04/18/08	2.82%	04/19/10	-	6,000
08/29/08	3.51%	08/30/10	-	5,000
12/31/10	0.38%	01/03/11	3,000	-
08/29/08	3.91%	08/29/11	5,000	5,000
04/11/08	3.17%	04/11/12	3,000	3,000
04/11/08	3.40%	04/11/13	9,000	9,000
08/29/08	4.26%	08/29/13	5,000	5,000
12/26/08	3.31%	12/26/13	8,000	8,000
12/26/08	3.17%	12/26/13	2,000	2,000
10/05/09	2.72%	04/07/14	10,000	10,000
01/25/10	2.52%	07/25/14	7,000	-
04/11/08	3.83%	04/13/15	6,000	6,000
07/12/10	2.25%	07/13/15	7,000	-
07/20/10	2.11%	07/20/15	6,000	-

			$71,000	$62,000

Advances from the FHLBB are collateralized by first mortgage loans with an estimated eligible collateral value of $ 439.7 million and $426.2 million at December 31, 2010 and 2009, respectively. The Company is required to acquire and hold shares of capital stock in the FHLBB in an amount at least equal to the sum of 0.35% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year, or up to 4.5% of its advances (borrowings) from the FHLBB. The carrying value of FHLBB stock approximates fair value based on the redemption provisions of the stock.

The Bank has a Master Repurchase Agreement borrowing facility with a broker.  Borrowings under the Master Repurchase Agreement are secured by the Company’s investments in certain treasury bill securities totaling $ 25.0 million.  Outstanding borrowings are as follows:

(Dollars in thousands)			As of December 31,
Advance Date	Interest Rate	Maturity Date	2010	2009

March 13, 2008	3.34%	3/13/2018	$6,000	$6,000
March 14, 2008	3.93%	3/13/2018	4,500	4,500
March 15, 2008	3.16%	3/13/2015	10,500	10,500
			$21,000	$21,000

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

The Bank offers overnight repurchase liability agreements to commercial or municipal customers whose excess deposit account balances are swept daily into collateralized repurchase liability accounts. The Bank had repurchase liabilities outstanding of $ 84.0 million and $50.1 million as of December 31, 2010 and 2009; respectively. They are secured by the Company’s investment in specific issues of agency Government sponsored residential mortgage-backed securities and agency obligations with a market value of $ 79.0 million and $63.7 million as of December 31, 2010 and 2009, respectively.

9.	Deposits

Deposits consisted of the following:

	As of December 31,
	2010	2009
(Dollars in thousands)
Noninterest-bearing demand deposits	$150,186	$128,884
Interest-bearing
NOW accounts	217,151	151,770
Money market	158,232	146,906
Savings accounts	129,122	119,491
Time deposits	453,677	446,705
Club accounts	137	130
Total deposits	$1,108,505	$993,886

Time certificates of deposit in denominations of $100,000 or more approximated $ 196.8 million and $171.9 million at December 31, 2010 and 2009, respectively.

Contractual maturities of time deposits are as follows:

	As of	As of
	December 31,	December 31,
	2010	2009

(Dollars in thousands)
2010	$-	$397,718
2011	362,728	26,605
2012	42,359	5,825
2013	20,360	4,196
2014	11,519	12,361
2015	16,711	-
Thereafter	-	-
	$453,677	$446,705

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

10.	Pension and Other Postretirement Benefit Plans

The Company maintains a non-contributory defined-benefit pension plan covering eligible employees hired prior to January 1, 2007.

The Company also maintains a supplemental retirement plan (“supplemental plan”) to provide benefits to certain employees whose calculated benefit under the qualified plan exceeds the Internal Revenue Service limitation.

The Company sponsors two defined benefit postretirement plans that cover eligible employees.  One plan provides health (medical and dental) benefits, and the other provides life insurance benefits.  The accounting for the health care plan anticipates no future cost-sharing changes.  The Company does not advance fund its postretirement plans.

The measurement date for each plan is the Company’s year end.

The amounts related to the qualified plan and the supplemental plan is reflected in the tables that follow as “Pension Plans.”

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

The following table sets forth the change in benefit obligation, plan assets and the funded status of the pension plans and other postretirement benefits:

	Pension Plans		Other Postretirement Benefits
	Year Ended December 31,		Year Ended December 31,
	2010	2009	2010	2009
(Dollars in thousands)
Change in projected benefit obligation:
Benefit obligation at beginning of period	$16,891	$16,053	$2,378	$2,120
Service cost	569	543	52	49
Interest cost	1,024	944	139	124
Plan participants’ contributions	-	-	-	31
Actuarial loss (gain)	2,523	-	122	146
Benefits paid	(707)	(649)	(63)	(92)

Benefit obligation at end of period	$20,300	$16,891	$2,628	$2,378

Change in plan assets:
Fair value of plan assets at beginning of period	12,580	11,622	-	-
Actual return on plan assets	577	631	-	-
Employer contributions	1,226	976	63	61
Plan participants’ contributions	-	-	-	31
Benefits paid	(707)	(649)	(63)	(92)

Fair value of plan assets at end of period	$13,676	$12,580	$-	$-

Funded status recognized in the statements of condition	$(6,624)	$(4,311)	$(2,628)	$(2,378)
Accumulated benefit obligation	$(18,093)	$(15,360)

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

The following table presents the amounts recognized in accumulated other comprehensive income that have not yet been recognized  as a component of net period benefit cost as of December 31, 2010 and 2009:

	Pension Plans		Other Postretirement Benefits
	Year Ended December 31,		Year Ended December 31,
	2010	2009	2010	2009
(Dollars in thousands)
Transition Obligation	$-	$-	$-	$-
Prior Service Cost	964	1,045	242	273
Actuarial loss (gain)	(4,749)	(2,983)	(88)	(7)
Unrecognized compenents of net periodic benefit cost in accumulated other comprehensive income, net of tax	$(3,785)	$(1,938)	$154	$266

The following tables set forth the components of net periodic pension and benefit costs for the pension plans and other postretirement plans and other amounts recognized in accumulated other comprehensive loss for the retirement plans and post retirement plans for the years ended December 31, 2010, 2009 and 2008:

	Pension Plans
	Year Ended December 31,
	2010	2009	2008
(Dollars in thousands)
Components of net periodic pension cost:
Service cost	$569	$543	$519
Interest cost	1,025	944	899
Expected return on plan assets	(992)	(885)	(848)
Amortization of unrecognized prior service cost	(125)	(121)	(121)
Recognized net actuarial loss (gain)	263	229	93

Net periodic pension cost	$740	$710	$542

Change in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income:
Net loss (gain)	$2,937	$166	$2,452
Amortization of net loss	(263)	(229)	(93)
Amortization of prior service cost	125	121	121
Total recognized in other comprehensive income	2,799	58	2,480
Total recognized in net periodic pension cost and other comprehensive income (loss)	$3,539	$768	$3,022

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

	Other Postretirement Benefits
	Year Ended December 31,
	2010	2009	2008
(Dollars in thousands)
Components of net periodic postretirement costs:
Service cost	$52	$49	$56
Interest cost	139	124	123
Amortization of prior service costs	(48)	(47)	(48)
Recognized net loss	-	-	-
Net periodic benefit cost	143	126	131

Change in Benefit Obligation Recognized in Other Comprehensive Income:
Net loss (gain)	121	149	(45)
Amortization of prior service (credit) cost	48	47	48
Adjustment for change in measurement date	0	0	12
Total recognized in other comprehensive income	169	196	15
Total recognized in net periodic benefit cost and other comprehensive income (loss)	$312	$322	$146

The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are as follows:

		Other Post
		Retirement
(Dollars in thousands)	Pension Plans	Benefits
Transition Obligation	$-	$-
Prior Service Cost	(125)	(48)
Actuarial loss (gain)	407	-

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

Assumptions

The following table presents the significant actuarial assumptions used in preparing the required disclosures:

	Pension Benefits		Other Postretirement Benefits
	Year Ended December 31,		Year Ended December 31,
	2010	2009	2010	2009
Weighted-average assumptions used to determine funding status:
Discount rate (1)	5.50%	6.00%	5.65%	6.00%
Expected return on plan assets (2)	7.75%	7.75%	-	-
Rate of compensation increase (2)	4.50%	4.50%	-	-

Weighted-average assumptions used to determine net periodic pension costs:

Discount rate	6.00%	6.00%	5.65%	6.00%
Expected return on plan assets (2)	7.75%	7.75%	-	-
Rate of compensation increase (2)	4.50%	4.50%	-	-

(1) Weighted average discount rate for the supplemental retirement plan was 5.00% for the year ended December 31, 2010.

(2) Rates not applicable to the supplemental retirement plan.

Health Care Trend Assumptions

	At December 31,
	2010	2009
Health care cost trend rate assumed for next year	10.00%	10.00%
Rate that the cost trend rate gradually declines to	5.00%	5.00%
Year that the rate reaches the rate it is assumed to remain at	2021	2019

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

	Effect of a Change in the Health Care Cost Trend Rates
	2010		2009
	1 Percentage	1 Percentage	1 Percentage	1 Percentage
	Point Increase	Point Decrease	Point Increase	Point Decrease

(Dollars in thousands)
Effect on total of service and interest components	$22	$(18)	$19	$(16)

Effect on postretirement benefit obligation	264	(221)	258	(214)

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

Plan Assets

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information. In accordance with FASB ASC 820, the fair value estimates are measured within the fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

Basis of Fair Value Measurement

Level 1 —	Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
Level 2 —
Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 —	Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

When available, quoted market prices are used. In other cases, fair values are based on estimates using present value or other valuation techniques. These techniques involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experience and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in certain cases, could not be realized in an immediate sale of the instrument.

Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not financial instruments. Accordingly, the aggregate fair value amounts presented do not purport to represent the underlying market value of the plan.

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

The fair value of the Company’s pension plan assets at December 31, 2010 by asset category are listed in the table below:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(Dollars in thousands)
Investments in pooled separate accounts	$-	$13,676	$-

The fair value of the Company’s pension plan assets at December 31, 2009 by asset category are listed in the table below:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(Dollars in thousands)
Investments in pooled separate accounts	$-	$12,580	$-

The fair value of the pooled separate accounts reflected above is the net asset value (NAV) of the securities held by the plan at year end for both periods presented.

Investment Strategy and Asset Allocations

Plan assets are to be managed within an ERISA framework so as to provide the greatest probability that the following long-term objectives for the qualified pension plan are met in a prudent manner. The Company recognizes that, for any given time period, the attainment of these objectives is in large part dictated by the returns available from the capital markets in which plan assets are invested.

The asset allocation of plan assets reflects the Company’s long-term return expectations and risk tolerance in meeting the financial objectives of the plan. Plan assets should be adequately diversified by asset class, sector and industry to reduce the downside risk to total plan results over short-term time periods, while providing opportunities for long-term appreciation. The Company’s Human Resource Committee reserves the right to rebalance the assets at any time it deems it to be prudent.

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

The Company’s qualified defined benefit pension plan’s weighted-average asset allocations and the Plan’s long-term allocation structure by asset category are as follows:

	Actual Percentage of Fair Value
	At December 31,		Target
	2010	2009	Allocation
Money market funds	54%	62%	5-15%
Stock funds	26%	18%	30-70%
Bond funds	20%	20%	30-70%
Total	100%	100%

Expected Contributions

The Company contributed $1.0 million to the qualified defined benefit plan for the year ended December 31, 2010. Since the supplemental plan and the postretirement benefit plans are unfunded, the expected employer contributions for the year ending December 31, 2010 is equal to the Company’s estimated future benefit payment liabilities less any participant contributions.

Expected Benefit Payments

The following is a summary of benefit payments expected to be paid by the non-contributory defined benefit pension plans (dollars in thousands):

2011	$776
2012	843
2013	898
2014	922
2015	991
Years 2016 - 2020	5,761

The following is a summary of benefit payments expected to be paid by the medical, dental and life insurance plan (dollars in thousands):

2011	$121
2012	125
2013	131
2014	140
2015	155
Years 2016 - 2020	852

401(k) Plan

Employees who have completed one year of service and have attained the age of 21 are eligible to participate in the Company’s defined contribution savings plan (“401(k) plan”).  Eligible employees may contribute an unlimited amount (not to exceed IRS limits) of their compensation. The Company may make matching contributions of 100% of the participant’s deferral not to exceed 4% of the participant’s compensation. Contributions by the Company for the year ended December 31, 2010, and 2009, were $ 562,000, and $ 492,000, respectively.  On January 1, 2007, the Company made several significant changes to the 401(k) plan:  1) implemented a Safe Harbor provision, which provides a match of 100% for the first 4% of employee contribution and eliminated the  vesting schedule for monies matched after January 1, 2007; 2) announced their plan to exercise a discretionary employer contribution which would range from 0% to 11% based on profits and determined by the Board of Directors and management (subject to a vesting schedule) and 3) the definition of compensation was changed to W-2 compensation and the entry dates were changed to quarterly from semi-annual.

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

Supplemental Plans

The Company has entered into agreements with certain current and retired executives to provide supplemental retirement benefits.  The present values of these future payments, not included in the previous table, are included in accrued expenses and other liabilities in the statements of condition.  As of December  31 2010 and 2009, the accrued supplemental retirement liability was $ 1.2 million and $ 924,000, respectively. For the years ended December 31, 2010, 2009, and 2008 net expense for these supplemental retirement benefits was $ 452,000, $92,000, and $ 59,000, respectively.

11.	Income Taxes

The components of the income tax provision (benefit) are as follows:

	For the Year Ended December 31,
	2010	2009	2008
(Dollars in thousands)
Current provision
Federal	$3,302	$1,079	$2,806
State	7	4	4
	3,309	1,083	2,810
Deferred benefit
Federal	(1,207)	(908)	(2,197)
State	-	-	-
	(1,207)	(908)	(2,197)
Total provision for income taxes	$2,102	$175	$613

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

The following is a reconciliation of the expected federal statutory tax to the income tax provision as reported in the statements of income:

	For the Year Ended December 31,
	2010	2009	2008
(Dollars in thousands)
Income tax expense at statutory federal tax rate	$2,370	$361	$870
Dividends received deduction	(90)	(99)	(111)
State income taxes	5	3	3
Changes in cash surrender value of life insurance	(227)	(166)	(177)
Other - net	44	76	28
Income tax provision as reported	$2,102	$175	$613

The components of the Company’s net deferred tax assets are as follows:

	At December 31,
	2010	2009
(Dollars in thousands)
Deferred tax assets
Allowance for loan losses	$7,050	$5,266
Accrued pension and postretirement benefits	3,514	2,588
Deferred compensation	2,037	1,833
Other than temporary impairment on securities available-for-sale	990	1,083
Allowance for off-balance sheet provision	89	345
Fixed assets	-	-
Investment in partnerships	486	474
Other	667	394
Gross deferred tax assets	14,833	11,983
Valuation reserve	-	-
Net deferred tax assets	$14,833	$11,983
Deferred tax liabilities
Net origination fees	1,404	1,221
Available for sale mark to market	572	1,391
Fixed assets	1,251	781
Bond discount accretion	74	178
Other	124	39
Gross deferred tax liabilities	3,425	3,610
Net deferred tax assets	$11,408	$8,373

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

The allocation of deferred tax expense (benefit) involving items charged to current year income and items charged directly to capital are as follows:

	At December 31,
	2010	2009
	Federal	Federal
(Dollars in thousands)
Deferred tax benefit allocated to capital	$(1,828)	$1,120
Deferred tax benefit (expense) allocated to income	(1,207)	(908)
Total change in deferred taxes	$(3,035)	$212

The Company will only recognize a deferred tax asset when, based upon available evidence, realization is more likely than not.  At December 31, 2010 and 2009, the Company has not recorded a valuation allowance against the federal deferred tax assets.

During 1999, the Bank formed a subsidiary, Farmington Savings Loan Servicing Inc., which qualifies and operates as a Connecticut passive investment company pursuant to legislation enacted in May 1998.  Income earned by a passive investment company is exempt from Connecticut corporation business tax.  In addition, dividends paid by Farmington Savings Loan Servicing, Inc. to its parent, Farmington Bank are also exempt from corporation business tax.  The Bank expects the passive investment company to earn sufficient income to eliminate Connecticut income taxes in future years.  As such, no state deferred tax assets or liabilities have been recorded.

The Company has not provided deferred taxes for the tax reserve for bad debts, of approximately $3.4 million, that arose in tax years beginning before 1987 because it is expected that the requirements of Internal Revenue Code Section 593 will be met in the foreseeable future.

The Company had no uncertain tax positions as of December 31, 2010 and 2009. The Company is currently open to audit under the statute of limitations by the Internal Revenue Service and state taxing authorities for the years ended December 31, 2006 through 2009.

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

12.	Lease Commitments

The Company’s headquarters and certain of the Company’s branch offices are leased under non-cancelable operating leases, which expire at various dates through the year 2025.  Various leases have renewal options of up to an additional fifteen years.  Payments on four of the leases are subject to an escalating payment schedule.  The future minimum rental commitments as of December 31, 2010 for these leases are as follows:

At December 31,
2010
(Dollars in thousands)
2011	$1,951
2012	1,997
2013	2,069
2014	1,994
2015	1,895
Thereafter	8,227
$18,133

Total rental expense for all leases amounted to $ 2.1 million , $929,000 and $778,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

13.	Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers.  These financial instruments include commitments to extend credit and unused lines of credit.  Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statement of condition.  The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments.  The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.  Financial instruments whose contract amounts represent credit risk are as follows:

	At December 31,
	2010	2009
(Dollars in thousands)
Approved loan commitments	$26,409	$41,518
Approved resort commitments	19,000	-
Unadvanced portion of construction loans	20,290	49,945
Unadvanced portion of resort loans	23,602	-
Unused lines for home equity loans	80,410	70,245
Unused revolving lines of credit	355	347
Unused commercial letters of credit	9,885	4,513
Unused commercial lines of credit	54,048	53,304
	$233,999	$219,872

Financial instruments with off-balance sheet risk had a valuation allowance of $ 242,000 and $258,000 as of December 31, 2010 and 2009, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  The Company evaluates each customer’s creditworthiness on a case-by-case basis.  The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management’s credit evaluation of the counterparty.  Collateral held is primarily residential property.

For the years ended December 31, 2010 and 2009, the Company had no off balance sheet special purpose entities and participated in no securitizations of assets.

14.	Significant Group Concentrations of Credit Risk

The Company primarily grants commercial, residential and consumer loans to customers located within its primary market area in the state of Connecticut.  The majority of the Company’s loan portfolio is comprised of commercial and residential mortgages.  The Company has no negative amortization or option adjustable rate mortgage loans.

15.	Fair Value of Financial Instruments

FASB ASC 825-10, Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated statements of condition, for which it is practicable to estimate that value.  In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.  Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.  In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument.  FASB ASC 825-10 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.  Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

The following methods and assumptions were used by the Company in estimating its fair value disclosure for financial instruments:

Cash and cash equivalents:  The carrying amounts reported in the statement of condition for cash and cash equivalents approximate those assets’ fair values.

Investment securities:  Fair values for investment securities are based on quoted market prices, where available.  If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Investment in Federal Home Loan Bank of Boston stock:  The fair value of stock in the Federal Home Loan Bank of Boston is assumed to approximate its cost.

Loans:  In general, discount rates used to calculate values for loan products were based on the Company’s pricing at the respective year end and included appropriate adjustments for expected credit losses.  A higher discount rate was assumed with respect to estimated cash flows associated with nonaccrual loans.  Projected loan cash flows were adjusted for estimated credit losses.  However, such estimates made by the Company may not be indicative of assumptions and adjustments that a purchaser of the Company’s loans would seek.

Accrued interest:  The carrying amount of accrued interest approximates its fair value.

Interest Rate Swap Derivative Receivable: Interest rate swap derivatives not designated as hedges are measured at fair value.

Deposits:  The fair values disclosed for demand deposits and savings accounts (e.g., interest and noninterest checking and passbook savings) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts).  The carrying amounts for variable-rate, fixed-term certificates of deposit approximate their fair values at the reporting date.  Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregate expected monthly maturities of time deposits.

Borrowed funds:  The fair value for borrowed funds are estimated using discounted cash flow analysis based on the Company’s current incremental borrowing rate for similar types of agreements.

Repurchase liability:  Repurchase liabilities represent a short-term customer sweep account product.  Because of the short-term nature of these liabilities, the carrying amount approximates its market value.

Interest Rate Swap Derivative Liability: Interest rate swap derivatives not designated as hedges are measured at fair value.

ASC 825-10 defines the fair value of demand deposits as the amount payable on demand and prohibits adjusting fair value for any value derived from retaining those deposits for an expected future period of time.  That component is commonly referred to as a deposit base intangible.  This intangible asset is neither considered in the above fair value amounts nor is it recorded as an intangible asset in the consolidated statements of condition.

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

The following table presents a comparison of the carrying value and estimated fair value of the Company ’ s financial instruments:

	At December 31,
	2010		2009
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
(Dollars in thousands)
Financial assets
Cash and due from banks	$18,608	$18,608	$23,299	$23,299
Federal funds sold	-	-	5,000	5,000
Securities held-to-maturity	3,672	3,672	3,010	3,011
Securities available-for-sale	163,008	163,008	121,350	121,350
Loans held for sale	862	862	-	-
Loans	1,176,454	1,179,012	1,054,426	1,044,331
Federal Home Loan Bank stock	7,449	7,449	7,449	7,449
Accrued interest receivable	4,227	4,227	4,223	4,223
Interest rate swap derivative receivable	1,771	1,771	93	93

Financial liabilities
Deposits
Noninterest-bearing demand deposits	150,186	150,186	128,884	128,884
Savings accounts	129,122	129,122	119,491	119,491
Money market	158,232	158,232	146,906	146,906
Time deposits	453,677	456,147	446,705	453,972
NOW accounts	217,151	217,151	151,770	151,770
Club accounts	137	137	130	130
FHLB advances	71,000	72,779	62,000	63,302
Repurchase agreement borrowings	21,000	20,939	21,000	20,973
Mortgagors’ escrow accounts	9,717	9,717	8,894	8,894
Repurchase liabilities	84,029	84,029	50,086	50,086
Interest rate swap derivative liability	1,771	1,771	93	93

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

16.	Regulatory Matters

The Company is subject to various regulatory capital requirements administered by the federal banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements.

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company’s assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices.  The Company’s capital amounts and classifications are also subject to quantitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined).

Management believes, as of December 31, 2010 and 2009 that the Company meets all capital adequacy requirements to which it is subject.  As of December 31, 2010, the Company was categorized as well capitalized under the regulatory framework for Prompt Corrective Action.

The Federal Deposit Insurance Corporation categorizes the Company as well capitalized under the regulatory framework for prompt corrective action.  To be categorized as well capitalized, the Company must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table.  There are no conditions or events since that notification that management believes have changed the institution’s category.

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

The actual capital amounts and ratios for the Company and the Bank are also presented in the table:

	Actual		Minimum Required for Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio

Farmington Bank:

At December 31, 2010 -
Total Capital (to Risk Weighted Assets)	$110,772	10.27%	$86,309	8.00%	$107,886	10.00%
Tier I Capital (to Risk Weighted Assets)	97,194	9.01	43,155	4.00	64,732	6.00
Tier I Capital (to Average Assets)	97,194	6.47	60,078	4.00	75,097	5.00

At December 31, 2009 -
Total Capital (to Risk Weighted Assets)	$104,877	10.47%	$80,135	8.00%	$100,169	10.00%
Tier I Capital (to Risk Weighted Assets)	92,425	9.22	40,098	4.00	60,146	6.00
Tier I Capital (to Average Assets)	92,425	7.37	50,163	4.00	62,704	5.00

First Connecticut Bancorp, Inc.:

At December 31, 2010 -
Total Capital (to Risk Weighted Assets)	$110,872	10.28%	$86,309	8.00%	$107,886	10.00%
Tier I Capital (to Risk Weighted Assets)	97,294	9.02	43,155	4.00	64,732	6.00
Tier I Capital (to Average Assets)	97,294	6.48	60,097	4.00	75,121	5.00

At December 31, 2009 -
Total Capital (to Risk Weighted Assets)	$104,977	10.48%	$80,135	8.00%	$100,169	10.00%
Tier I Capital (to Risk Weighted Assets)	92,525	9.23	40,098	4.00	60,146	6.00
Tier I Capital (to Average Assets)	92,525	7.37	50,217	4.00	62,771	5.00

First Connecticut Bancorp, Inc.
Notes to Consolidated Financial Statements

17.	Other Comprehensive Income

The following table represents the components of comprehensive income and other comprehensive income for the years ended December 31, 2010, 2009 and 2008 :

	For the Year Ended December 31,
	2010	2009	2008
(Dollars in thousands)
Net income	$4,869	$889	$1,946
Other comprehensive (loss) income, before tax
Unrealized (losses) gains on securities:
Unrealized holding (losses) gains arising during the period	(4,095)	3,627	6,876
Less: reclassification adjustment for gains (losses) included in net income	1,686	(160)	(5,206)
Net change in unrealized (losses) gains	(2,409)	3,467	1,670
Change related to employee benefit plans	(2,968)	(253)	(2,496)
Other comprehensive (loss) income, before tax	(5,377)	3,214	(826)
Income tax benefit (expense)	1,828	(1,093)	281
Other comprehensive (loss) income, net of tax	(3,549)	2,121	(545)

Comprehensive income	$1,320	$3,010	$1,401

18.	Legal Actions

In the ordinary course of business, the Company and its subsidiaries are routinely defendants in or parties to pending and threatened legal actions and proceedings.  After reviewing pending and threatened actions with legal counsel, the Company believes that the outcome of such actions will not have a material adverse effect on the consolidated financial statements

19.	Parent Company Statements

The following represents the Parent Company’s statements of condition as of December 31, 2010 and 2009, and statements of income and cash flows for the years ended December 31, 2010, 2009 and 2008 :

Statements of Condition

	At December 31,
	2010	2009
(Dollars in thousands)

Assets
Cash and cash equivalents	$100	$100
Investment in Farmington Bank	94,893	93,573
Total assets	$94,993	$93,673

Liabilities and shareholder’s equity
Shareholder’s equity	$94,993	$93,673
Total liabilities and shareholders’ equity	$94,993	$93,673

Income Statements

	For the Year Ended
	December 31,
	2010	2009	2008

(Dollars in thousands)

Equity in undistributed net income of subsidiaries	$4,869	$889	$1,946
Net income	$4,869	$889	$1,946

Statements of Cash Flows

	For the Year Ended
	December 31,
	2010	2009	2008

(Dollars in thousands)

Cash flows from operating activities:
Net income	$4,869	$889	$1,946
Adjustments to reconcile net income to net cash (used in) provided by operating activites:
Equity in undistributed net income of Farmington Bank	(4,869)	(889)	(1,946)
Net cash provided by operating activities	-	-	-
Net increase (decrease) in cash and cash equivalents	-	-	-
Cash and cash equivalents at beginning of year	100	100	100
Cash and cash equivalents at end of year	$100	$100	$100

20.	Derivative Financial Instruments

Non-Hedge Accounting Derivatives/Non-designated Hedges:

The Company does not use derivatives for trading or speculative purposes. Interest rate swap derivatives not designated as hedges are offered to certain qualifying commercial customers and to manage the Company’s exposure to interest rate movements but do not meet the strict hedge accounting under FASB ASC 815, “Derivatives and Hedging”. The interest rate swap agreements enables these customers to synthetically fix the interest rate on variable interest rate loans. The customers pay a variable rate and enter into a fixed rate swap agreement with the Company. The credit risk associated with the interest rate swap derivatives executed with these customers is essentially the same as that involved in extending loans and is subject to our normal credit policies. The Company obtains collateral based upon its assessment of the customers’ credit quality. Generally, interest rate swap agreements are offered to “pass” rated customers requesting long-term commercial loans or commercial mortgages in amounts of at least $1.0 million. The interest rate swap agreement with our customers is cross-collateralized by the loan collateral . The interest rate swap agreements do not have any embedded interest rate caps or floors.

For every variable interest rate swap agreement entered into with a commercial customer, the Company simultaneously enters into a fixed rate interest rate swap agreement with a correspondent bank, PNC, agreeing to pay a fixed income stream and receive a variable interest rate swap. The Company is required to collateralize the fair value of its derivative liability. As of December 31, 2010, the Company maintained a cash balance of $ 50,000 with PNC and pledged a mortgage backed security with a fair value of $ 413,000 to collateralize our position. The Company’s agreement with PNC will require PNC to collateralize their position at an agreed upon threshold based upon their investor rating at the time should the Company’s liability to them ever become a receivable. As of December 31, 2010, the Company’s agreement would require PNC to secure any outstanding receivable in excess of $10.0 million.

Credit-risk-related Contingent Features

The Company’s agreement with PNC, its derivative counterparty, contains the following provisions:

●
If the Company defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then the Company could also be declared in default on its derivative obligations;

●
If the Company fails to maintain its status as a well/adequately capitalized institution, then the counterparty could terminate the derivative positions, and the Company would be required to settle its obligations under the agreements;

●	if the Company fails to maintain a specified minimum leverage ratio, then the Company could be declared in default on its derivative obligations; and

●
if a specified event or condition occurs that materially changes the Company’s creditworthiness in an adverse manner, it may be required to fully collateralize its obligations under the derivative instrument.

If the Company had breached any of the above provisions at December 31, 2010, it would have been required to settle its obligations under the agreements at termination value of $ 413,000 which would have fully utilized the $50,000 in cash collateral and required an additional payment of $363,000 and would have resulted in the release of the Company’s pledged mortgage backed security with a fair value of $413,000.

The Company has established a derivative policy which sets forth the parameters for such transactions (including underwriting guidelines, rate setting process, maximum maturity, approval and documentation requirements), as well as identifies internal controls for the management of risks related to these hedging activities (such as approval of counterparties, limits on counterparty credit risk, maximum loan amounts, and limits to single dealer counterparties).

The interest rate swap derivatives executed with our customers and our counterparty, PNC, are marked to market and are included with prepaid expenses and other assets and accrued expenses and other liabilities on our consolidated statements of condition at fair value. As of December 31, 2010 and 2009, the Company had the following outstanding interest rate swaps that were not designated for hedge accounting:

			December 31, 2010			December 31, 2009
	Consolidated	# of	Notional	Estimated	# of	Notional	Estimated
	Balance Sheet	Instruments	Amount	Fair Values	Instruments	Amount	Fair Values
(Dollars in thousands)

Commercial loan customer interest rate swap position	Other Assets	9	$42,289	$1,771	3	$17,136	$93

Commercial loan customer interest rate swap position	Other Liabilities	10	44,779	(1,497)	3	17,899	(54)

Counterparty interest rate swap position	Other Liabilities	19	87,068	(274)	6	35,035	(39)

The Company recorded the changes in the fair value of non-hedge accounting derivatives as a component of other noninterest income except for interest received and paid which is reported in interest income in the accompanying consolidated statements of operations as follows for the years ended December 31, 2010, 2009 and 2008:

	Years Ended December 31,
	2010			2009			2008
	Interest Income recorded in Interest Income	MTM (loss) Gain recorded in Noninterest income	Net Impact	Interest Income recorded in Interest Income	MTM (loss) Gain recorded in Noninterest income	Net Impact	Interest Income recorded in Interest Income	MTM (loss) Gain recorded in Noninterest income	Net Impact
(Dollars in thousands)

Commercial loan customer interest rate swap position	$1,529	$-	$1,529	$270	$-	$270	$-	$-	$-

Counterparty interest rate swap position	(1,529)	-	(1,529)	(270)	-	(270)	-	-	-

Total	$-	$-	$-	$-	$-	$-	$-	$-	$-

21.	Subsequent Events and Other Matters

Management has determined that no subsequent events have occurred following the balance sheet date of December 31, 2010, which require recognition or disclosure in the financial statements.

Amounts in prior period financial statements were reclassified to conform with the current year presentation due to immaterial classification errors identified by management.

New disclosures were provided to comply with SEC financial reporting and the Accounting Standard Codification guidelines for public companies. New required disclosures were included in the Credit Arrangement footnote 8, additional disclosures for public companies were added to the Pension and Other Post Retirement Plans footnote 10, subsidiary ratios were added to the Regulatory Matters footnote 16 and a new footnote was added to report Parent Company Statements in footnote 19.

Related party loan disclosures were added to loan footnote 5.  In addition, deposit maturities for deposit accounts greater than $100,000 and contractual deposit maturities for time deposits were added to the deposit footnote 9.

You should rely only on the information contained in this document or that to which we have referred you. No person has been authorized to give any information or to make any representation other than as contained in this prospectus and, if given or made, such other information or representation must not be relied upon as having been authorized by First Connecticut Bancorp, Inc. or Farmington Bank. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of First Connecticut Bancorp, Inc. or Farmington Bank since any of the dates as of which information is furnished herein or since the date hereof.

Up to 14,950,000 Shares of Common Stock
(Subject to increase to up to 17,192,500 shares)

$10.00 per Share

(Proposed Holding Company for Farmington Bank)

PROSPECTUS

Keefe, Bruyette & Woods, Inc.

[Prospectus Date]

Until [expiration date] or 25 days after commencement of the syndicated community offering, if any, whichever is later, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver the prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II                      INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

Amount *
*Filing Fees (Conn. Banking Commissioner, FINRA and SEC)	$35,000
*NASDAQ listing fee	125,000
*EDGAR, printing, postage and mailing	300,000
*Legal fees and expenses	550,000
*Accounting fees and expenses	425,000
*Appraiser’s fees and expenses	100,000
*Securities marketing firm expenses (including legal fees)	150,000
*Marketing Agent (1)	1,625,210
*Conversion agent fees and expenses	100,000
*Business plan fees and expenses	55,000
*Transfer agent and registrar fees and expenses	25,000
*Certificate printing	10,000
*Miscellaneous	25,000
*TOTAL	$3,525,210

* Estimated
(1)Farmington Bank has retained Keefe Bruyette & Woods, Inc. to assist in the sale of common stock on a best efforts basis in the offerings. Fees based on the offering of 17,192,500 shares at $10.00 per share and assume that 100% of the shares are sold in the subscription and community offerings. Keefe, Bruyette & Woods, Inc. will receive a fee equal to 1.0% of the aggregate purchase price of shares sold in the subscription and community offering, excluding shares purchased by the employee stock ownership plan and directors, officers and employees of First Connecticut Bancorp, Inc. and members of their immediate families. In the event any shares are not sold in the subscription and community offering, Keefe, Bruyette & Woods, Inc., and other selected dealers will receive aggregate fees of up to 5.5% of the aggregate price of shares sold in a syndicated community offering, if any.

Item 14.   Indemnification of Directors and Officers

Articles 10 and 11 of the Articles of Incorporation of First Connecticut Bancorp, Inc. (the “Corporation”) set forth circumstances under which directors, officers, employees and agents of the Corporation may be insured or indemnified against liability which they incur in their capacities as such:

ARTICLE 10. Indemnification, etc. of Directors and Officers.

A.           Indemnification. The Corporation shall indemnify (1) its current and former directors and officers, whether serving the Corporation or at its request any other entity, to the fullest extent required or permitted by the Maryland General Corporation Law (“MGCL”) now or hereafter in force, including the advancement of expenses under the procedures and to the fullest extent permitted by law, and (2) other employees and agents to such extent as shall be authorized by the Board of Directors and permitted by law; provided, however, that, except as provided in Section B of this Article 10 with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

B.           Procedure. If a claim under Section A of this Article 10 is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall also be entitled to be reimbursed the expense of prosecuting or defending such suit. It shall be a defense to any action for advancement of expenses that the Corporation has not received both (i) an undertaking as required by law to repay such advances in the event it shall ultimately be determined that the standard of conduct has not been met, and (ii) a written affirmation by the indemnitee of his good faith belief that the standard of conduct necessary for indemnification by the Corporation has been met. In any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that the indemnitee has not met the applicable standard for indemnification set forth in the MGCL. In any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled recover such expenses upon a final adjudication that the indemnitee has not met the applicable standard for indemnification set forth in the MGCL. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the MGCL, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article 10 or otherwise shall be on the Corporation.

C.           Non-Exclusivity. The rights to indemnification and to the advancement of expenses conferred in this Article 10 shall not be exclusive of any other right that any person may have or hereafter acquire under any statute, these Articles, the Corporation’s Bylaws, any agreement, any vote of stockholders or action by the Board of Directors, or otherwise.

D.           Insurance. The Corporation may maintain insurance, at its expense, to insure itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the MGCL.

E.            Miscellaneous. The Corporation shall not be liable for any payment under this Article 10 in connection with a claim made by any indemnitee to the extent such indemnitee has otherwise actually received payment under any insurance policy, agreement, or otherwise, of the amounts otherwise indemnifiable hereunder. The rights to indemnification and to the advancement of expenses conferred in Sections A and B of this Article 10 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director or officer and shall inure to the benefit of the indemnitee’s heirs, executors and administrators.

F.           Limitations Imposed by Federal Law. Notwithstanding any other provision set forth in this Article 10, in no event shall any payments made by the Corporation pursuant to this Article 10 exceed the amount permissible under applicable federal law.

Any repeal or modification of this Article 10 shall not in any way diminish any rights to indemnification or advancement of expenses of such director or officer or the obligations of the Corporation arising hereunder with respect to events occurring, or claims made, while this Article 10 is in force.

ARTICLE 11. Limitation of Liability.

An officer or director of the Corporation, as such, shall not be liable to the Corporation or its stockholders for money damages, except (A) to the extent that it is proved that the person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received; or (B) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding; or (C) to the extent otherwise provided by the MGCL. If the MGCL is amended to further eliminate or limit the personal liability of officers and directors, then the liability of officers and directors of the Corporation shall be eliminated or limited to the fullest extent permitted by the MGCL, as so amended.
Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of such repeal or modification.

Item 15.	Recent Sales of Unregistered Securities

Not Applicable.

Item 16.	Exhibits and Financial Statement Schedules:

The exhibits and financial statement schedules filed (unless otherwise noted) as part of this registration statement are as follows:

(a)           List of Exhibits

The exhibits and financial statement schedules filed (unless otherwise noted) as part of this registration statement are as follows:

(a)	List of Exhibits

1.1	Engagement Letter between Farmington Bank and Keefe, Bruyette & Woods, Inc. *
1.2	Agency Agreement by and between Farmington Bank and Keefe, Bruyette & Woods, Inc.* *
2.1	Amended and Restated Plan of Conversion and Reorganization
3.1	Certificate of Incorporation of First Connecticut Bancorp, Inc ., as amended
3.2	Bylaws of First Connecticut Bancorp, Inc. *
4.1	Form of Common Stock Certificate of First Connecticut Bancorp, Inc.
5.1	Opinion of Hinckley, Allen & Snyder LLP regarding legality of securities being registered *
8.1	Form of Tax Opinion of Hinckley, Allen & Snyder LLP
10.1	Phantom Stock Plan of Farmington Bank *
10.2	Supplemental Executive Retirement Plan of Farmington Bank *
10.3	Voluntary Deferred Compensation Plan for Directors and Key Employees *
10.4	First Amendment to Voluntary Deferred Compensation Plan for Directors and Key Employees *
10.5	Voluntary Deferred Compensation Plan for Key Employees *
10.6	Life Insurance Premium Reimbursement Agreement between Farmington Bank and John J. Patrick, Jr. *
10.7	Life Insurance Premium Reimbursement Agreement between Farmington Bank and Gregory A. White *
10.8	Farmington Savings Bank Defined Benefit Employees’ Pension Plan as amended
10.9	Annual Incentive Compensation Plan *
10.10	Supplemental Retirement Plan Participation Agreement between John J. Patrick, Jr. and Gregory A. White *
10.11	Supplemental Retirement Plan Participation Agreement between Michael T. Schweighoffer and Farmington Bank *
10.12	Supplemental Retirement Plan Participation Agreement between Gregory A. White and Farmington Bank *
21.1	Subsidiaries of First Connecticut Bancorp, Inc. and Farmington Bank *
23.1	Consent of Hinckley, Allen & Snyder LLP (contained in Opinions included as Exhibits 5.1 and 8.1)
23.2	Consent of PricewaterhouseCoopers LLP
23.3	Consent of RP Financial, LC. *
24	Power of Attorney (set forth on signature page)
99.1	Appraisal Agreement between Farmington Bank and RP Financial, LC. *
99.2	Business Plan Agreement between Farmington Bank and FinPro, Inc. *
99.3	Appraisal Report of RP Financial, LC. *
99.3.1	Appraisal Update Report of RP Financial, LC.
99.4	Marketing Materials
99.5	Stock Order and Certification Form
99.6	Letter of RP Financial, LC. regarding subscription rights *
99.7	Letter of RP Financial, LC. regarding liquidation accounts *

*	Previously filed.
* *	To be filed supplementally.

(b)	Financial Statement Schedules

No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

Item 17.	Undertakings

The undersigned Registrant hereby undertakes:

(1)          To file, during any period in which it offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)          That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)          To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(5)          That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)          That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(7)          That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)          The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the Town of Farmington, State of Connecticut on March 28, 2011.

First Connecticut Bancorp, Inc.

By:	/s/ John J. Patrick, Jr.
John J. Patrick, Jr.
Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned directors and officers of First Connecticut Bancorp, Inc. (the “FCB”) hereby severally constitute and appoint John J. Patrick, Jr. as our true and lawful attorney and agent, to do any and all things in our names in the capacities indicated below which said John J. Patrick, Jr. may deem necessary or advisable to enable us to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the registration statement on Form S-1 relating to the offering of FCB’s common stock, including specifically, but not limited to, power and authority to sign for us in our names in the capacities indicated below the registration statement and any and all amendments (including post-effective amendments) thereto; and we hereby approve, ratify and confirm all that said John J. Patrick, Jr. shall do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ John J. Patrick	Chairman of the Board, President and Chief Executive Officer	March 28, 2011
John J. Patrick, Jr.	(Principal Executive Officer)

/s/ Gregory A. White	Executive Vice President and Chief Financial Officer	March 28, 2011
Gregory A. White	(Principal Financial Officer)

/s/ Kimberly Rozanski Ruppert	Senior Vice President and Chief Accounting Officer	March 28, 2011
Kimberly Rozanski Ruppert	(Principal Accounting Officer)

/s/ Ronald A. Bucchi	Director	March 28, 2011
Ronald A. Bucchi

/s/ John Carson	Director	March 28, 2011
John Carson

/s/ David M. Drew	Director	March 28, 2011
David M. Drew

/s/ Robert F. Edmunds, Jr.	Director	March 28, 2011
Robert F. Edmunds, Jr.

/s/ Kevin S. Ray	Director	March 28, 2011
Kevin S. Ray

/s/ Michael A. Ziebka	Director	March 28, 2011
Michael A. Ziebka

EXHIBIT INDEX

1.1		Engagement Letter between Farmington Bank and Keefe, Bruyette & Woods, Inc. *
1.2		Agency Agreement by and between Farmington Bank and Keefe, Bruyette & Woods, Inc.* *
2.1		Amended and Restated Plan of Conversion and Reorganization
3.1		Amended and Restated Certificate of Incorporation of First Connecticut Bancorp, Inc.
3.2		Bylaws of First Connecticut Bancorp, Inc. *
4.1		Form of Common Stock Certificate of First Connecticut Bancorp, Inc.
5.1		Opinion of Hinckley, Allen & Snyder LLP regarding legality of securities being registered *
8.1		Form of Tax Opinion of Hinckley, Allen & Snyder LLP
10.1		Phantom Stock Plan of Farmington Bank *
10.2		Supplemental Executive Retirement Plan of Farmington Bank *
10.3		Voluntary Deferred Compensation Plan for Directors and Key Employees *
10.4		First Amendment to Voluntary Deferred Compensation Plan for Directors and Key Employees *
10.5		Voluntary Deferred Compensation Plan for Key Employees *
10.6		Life Insurance Premium Reimbursement Agreement between Farmington Bank and John J. Patrick, Jr. *
10.7		Life Insurance Premium Reimbursement Agreement between Farmington Bank and Gregory A. White *
10.8		Farmington Savings Bank Defined Benefit Employees’ Pension Plan, as amended
10.9		Annual Incentive Compensation Plan *
10.10		Supplemental Retirement Plan Participation Agreement between John J. Patrick, Jr. and Gregory A. White *
10.11		Supplemental Retirement Plan Participation Agreement between Michael T. Schweighoffer and Farmington Bank *
10.12		Supplemental Retirement Plan Participation Agreement between Gregory A. White and Farmington Bank *
21.1		Subsidiaries of First Connecticut Bancorp, Inc. and Farmington Bank *
23.1		Consent of Hinckley, Allen & Snyder LLP (contained in Opinions included as Exhibits 5.1 and 8.1)
23.2		Consent of PricewaterhouseCoopers LLP
23.3		Consent of RP Financial, LC. *
24		Power of Attorney (set forth on signature page)
99.1		Appraisal Agreement between Farmington Bank and RP Financial, LC. *
99.2		Business Plan Agreement between Farmington Bank and FinPro, Inc. *
99.3		Appraisal Report of RP Financial, LC. *
99	.3.1	Appraisal Update Report of RP Financial, LC.
99.4		Marketing Materials
99.5		Stock Order and Certification Form
99.6		Letter of RP Financial, LC. regarding subscription rights *
99.7		Letter of RP Financial, LC. regarding liquidation accounts *

*	Previously filed.
**	To be filed supplementally.